VARIABLE ANNUITY ACCOUNT B

ING Life Insurance and Annuity Company

Supplement Dated April 29, 2005
To the Prospectus and Contract Prospectus Summary dated April 29, 2005

Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation Plans
Producers' Deferred Compensation Plan and Producers' Incentive Savings Plan

This supplement relates to the Producers' Deferred Compensation Plan and the Producers' Incentive Savings Plan (the "Plans") for career agents and certain brokers of Aetna Life Insurance Company and ING Life Insurance and Annuity Company. The Plans have met the criteria allowing for the reduction or elimination of certain charges under the contract. The Company will not deduct a maintenance fee or an early withdrawal charge under the contract. See "Fees."

ING Life Insurance and Annuity Company and its Variable Annuity Accounts B and C
and
ING Insurance Company of America and its Variable Annuity Account I

Supplement dated April 29, 2005

This supplement amends certain information contained in the most recent variable annuity contract prospectus and contract prospectus summary, as applicable. Please read it carefully and keep it with your variable annuity contract prospectus and contract prospectus summary, as applicable, for future reference.

_____

The "Regulatory Matters" sub-section of the prospectus and prospectus summary, as applicable, is hereby deleted and replaced with the following:

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Fund Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares, revenue sharing and directed brokerage, compensation, sales practices and suitability, arrangements with service providers, pricing, compliance and controls, and adequacy of disclosure.

In addition to responding to governmental and regulatory requests on fund regulatory issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

An affiliate of the Company, ING Funds Distributors, LLC ("IFD") has received notice from the staff of the National Association of Securities Dealers ("NASD") that the staff has made a preliminary determination to recommend that disciplinary action be brought against IFD and one of its registered persons for violations of the NASD Conduct Rules and federal securities laws in connection with frequent trading arrangements.

Other regulators, including the Securities and Exchange Commission ("SEC") and the New York Attorney General, are also likely to take some action with respect to certain ING affiliates before concluding their investigation of ING relating to fund trading. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

Other Regulatory Matters

The New York Attorney General and other regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives, potential conflicts of interest, potential anti-competitive activity, marketing practices, certain financial reinsurance arrangements, and disclosure. It is likely that the scope of these investigations will further broaden before the investigations are concluded. U.S. affiliates of ING have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

CONTRACT PROSPECTUS - APRIL 29, 2005

The Contracts. The contracts described in this prospectus are group deferred fixed and variable annuity contracts issued by ING Life Insurance and Annuity Company (the Company). They are intended to be used as funding vehicles for certain types of retirement plans, including those that qualify for beneficial tax treatment, and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (Tax Code). The contracts were formerly sold as both group contracts and employer-owned individual contracts.

Why Reading this Prospectus is Important. Before you participate in the contract through a retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Table of Contents ... page 3

Investment Options. The contracts offer variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states.

The Funds

AIM V.I. Capital Appreciation Fund (Series I)
AIM V.I. Core Equity Fund (Series I)
AIM V.I. Growth Fund (Series I)
AIM V.I. Premier Equity Fund (Series I)
Calvert Social Balanced Portfolio
Fidelity® VIP Contrafund® Portfolio (Initial Class)
Fidelity® VIP Equity-Income Portfolio (Initial Class)
Fidelity® VIP Growth Portfolio (Initial Class)
Fidelity® VIP Overseas Portfolio (Initial Class)
Franklin Small Cap Value Securities Fund (Class 2)
ING Alliance Mid Cap Growth Portfolio (Class S)
ING American Century Large Company Value Portfolio (Service Class)(1)
ING American Century Select Portfolio (Initial Class)
ING American Century Small Cap Value Portfolio (Service Class)
ING Baron Small Cap Growth Portfolio (Service Class)
ING Evergreen Health Sciences Portfolio (Class S)
ING FMR℠ Diversified Mid Cap Portfolio (Class S)
ING Fundamental Research Portfolio (Service Class)(1)
ING Goldman Sachs® Capital Growth Portfolio (Service Class) (2)
ING JPMorgan Emerging Markets Equity Portfolio (Class S)
ING JPMorgan Fleming International Portfolio (Initial Class)
ING JPMorgan Mid Cap Value Portfolio (Service Class)
ING JPMorgan Small Cap Equity Portfolio (Class S)
ING Julius Baer Foreign Portfolio (Class S)
ING Legg Mason Value Portfolio (Class S)
ING Marisco Growth Portfolio (Class S)
ING Marisco International Opportunities Portfolio (Class S)

The Funds (Continued)

ING MFS Capital Opportunities Portfolio (Initial Class)
ING MFS Total Return Portfolio (Class S)
ING MFS Utilities Portfolio (Class S)
ING OpCap Balanced Value Portfolio (Service Class)
ING Oppenheimer Global Portfolio (Initial Class)
ING Oppenheimer Main Street Portfolio® (Class S)
ING Oppenheimer Strategic Income Portfolio (Initial Class)
ING PIMCO High Yield Portfolio (Class S)
ING PIMCO Total Return Portfolio (Service Class)
ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)
ING Salomon Brothers Fundamental Value Portfolio (Service Class)
ING Solution 2015 Portfolio (Service Class)(3)
ING Solution 2025 Portfolio (Service Class)(3)
ING Solution 2035 Portfolio (Service Class)(3)
ING Solution 2045 Portfolio (Service Class)(3)
ING Solution Income Portfolio (Service Class)(3)
ING Stock Index Portfolio (Class I)
ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)
ING T. Rowe Price Equity Income Portfolio (Class S)
ING T. Rowe Price Growth Equity Portfolio (Initial Class)
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)
ING Van Kampen Comstock Portfolio (Service Class)
ING Van Kampen Equity and Income Portfolio (Initial Class)
ING Van Kampen Growth and Income Portfolio (Class S)
ING VP Balanced Portfolio, Inc. (Class I)

The Funds (Continued)

ING VP Financial Services Portfolio (Class I)
ING VP Global Science and Technology Portfolio (Class I)
ING VP Growth and Income Portfolio (Class I)
ING VP Growth Portfolio (Class I)
ING VP Index Plus LargeCap Portfolio (Class I)
ING VP Index Plus MidCap Portfolio (Class I)
ING VP Index Plus SmallCap Portfolio (Class I)
ING VP Intermediate Bond Portfolio (Class I)(1)
ING VP International Equity Portfolio (Class I)
ING VP International Value Portfolio (Class I)
ING VP MagnaCap Portfolio (Class I)
ING VP MidCap Opportunities Portfolio (Class I)
ING VP Money Market Portfolio (Class I)
ING VP Natural Resources Trust
ING VP Real Estate Portfolio (Class I)
ING VP Small Company Portfolio (Class I)
ING VP SmallCap Opportunities Portfolio (Class I)
ING VP Strategic Allocation Balanced Portfolio (Class I)
ING VP Strategic Allocation Growth Portfolio (Class I)
ING VP Strategic Allocation Income Portfolio (Class I)
ING VP Value Opportunity Portfolio (Class I)
Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)
Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)
Oppenheimer Main Street Small Cap Fund®/VA
PIMCO VIT Real Return Portfolio (Administrative Class)
Pioneer Equity Income VCT Portfolio (Class I)
Pioneer Fund VCT Portfolio (Class I)
Pioneer High Yield VCT Portfolio (Class I)
Pioneer Mid Cap Value VCT Portfolio (Class I)
Wanger Select
Wanger U.S. Smaller Companies

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(1) This fund has changed its name to the name listed above. See Appendix IV - Fund Descriptions for a complete list of former and current fund names.
(2) Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.
(3) These portfolios are structured as fund of funds that invest directly in shares of underlying funds. See "Fees - Fund Fees and Expenses" for additional information.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the separate account), a separate account of the Company. You do not invest directly in or hold shares of the funds. Each subaccount invests in one of the mutual funds (funds) listed on the previous page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds is located in the "Investment Options" section of this prospectus on page 15, in Appendix IV to this prospectus, "Fund Descriptions" and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

Fixed Interest Options.
➢ Guaranteed Accumulation Account
➢ Fixed Plus Account
➢ Fixed Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account.

Getting Additional Information. You may obtain the April 29, 2005 Statement of Additional Information (SAI) free of charge by indicating your request on your enrollment materials, by calling the Company at 1-800-262-3862 or by writing to us at the address listed in the "Questions: Contacting the Company" section of this prospectus. You may also obtain an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission (SEC) web site, www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Room. Information on the operation of the SEC Public Reference Room may be obtained by calling 1-202-942-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. The SAI table of contents is listed on page 47 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus is valid only when accompanied by current prospectuses of the funds and the Guaranteed Accumulation Account. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

TABLE OF CONTENTS

CONTRACT OVERVIEW

Questions: Contacting the Company. Contact your local representative or write or call our Home Office:

ING
USFS Customer Service
Defined Contribution
Administration, TS21
151 Farmington Avenue
Hartford, CT 06156-1277
1-800-262-3862

Sending Forms and Written Requests in Good Order.

If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order."

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

The following is intended as a summary. Please read each section of this prospectus for additional information.

Who's Who

You (the participant): The individual participating in a retirement plan, where the plan uses the contract as a funding option.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Contract Holder: The person or entity to whom we issue the contract. Generally, the plan sponsor.

We (the Company): ING Life Insurance and Annuity Company. We issue the contract.

For greater detail, please review "Contract Ownership and Rights" and "Contract Purchase and Participation."

The Contract and Your Retirement Plan

Retirement plan (plan): A plan sponsor has established a retirement plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan, so the terms and the conditions of the contract and the plan may differ.

Plan Type. We refer to plans in this prospectus as 457 plans or non-section 457 plans. For a description of each, see "Taxation - Your Retirement Plan."

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn (or otherwise made available to you or a beneficiary). However, in the case of a deferred compensation arrangement (such as 457 plans or non-section 457 plans), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the arrangement itself. Annuities do provide other features and benefits (such as the guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Contract Purchase and Participation."

Contract Rights

The contract holder holds all rights under the contract, but may permit you to exercise those rights through the plan. For example, the contract may permit the contract holder to select investment options for your account dollars. The plan may permit you to exercise that right. For greater detail see "Contract Ownership and Rights."

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). See "Right To Cancel."

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. See "Death Benefit" and "The Income Phase."

Withdrawals: During the accumulation phase, the contract holder may, on your behalf and subject to the limits in the contract, withdraw all or a part of your account value. Certain fees and taxes may apply. See "Withdrawals" and "Taxation."

Systematic Distribution Options: If available under your contract, the contract holder may elect on your behalf for you to receive regular payments from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

Fees: Certain fees are deducted from your account value. See "Fee Table" and "Fees."

Taxation: You will not generally pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn (or otherwise made available to you or a beneficiary). Amounts you receive as a distribution will be generally included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. See "Taxation."

Contract Phases

I. Accumulation Phase (accumulating retirement benefits)


Payments to Your Account
Step 1
ING Life Insurance and Annuity Company
(a)
Step 2
(b)
Fixed Interest Options
Variable Annuity Account B
Variable Investment Options
The Subaccounts
A
B
Etc.
Step 3
Mutual Fund A
Mutual Fund B

STEP 1: You or the contract holder provide the Company with your completed enrollment materials. The contract holder directs us to set up an account for you.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the:
(a) Fixed Interest Options; and/or
(b) Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account B. Each one invests in a specific mutual fund.)

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.

II. The Income Phase (receiving retirement benefits)

The contract offers several payment options. See "The Income Phase." In general, you may:

- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an option that provides a death benefit to beneficiaries; and
- Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

In This Section:
- Maximum Contract Holder Transaction Expenses;
- Annual Maintenance Fee;
- Maximum Separate Account Annual Expenses;
- Total Annual Fund Operating Expenses;
- Fund Expense Table; and
- Hypothetical Examples.

Also See the "Fees" Section for:
- Early Withdrawal Charge Schedules;
- Redemption Fees;
- How, When and Why Fees are Deducted;
- Reduction, Waiver and/or Elimination of Certain Fees;
- Premium and Other Taxes; and
- Charges for ING GET Fund.

See "The Income Phase" for:
- Fees during the income phase.

The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, or transfer cash value between investment options. State premium taxes may also be deducted. See "The Income Phase" for fees that may apply after you begin receiving payments under the contract.

Maximum Contract Holder Transaction Expenses

Early Withdrawal Charge[1] (as a percentage of amount withdrawn)	5%

[1] This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "Fees" section. In certain cases, this charge may not apply to a portion or all of your withdrawal. The early withdrawal charge reduces over time. These fees may be waived, reduced or eliminated in certain circumstances. See the "Fees" section.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Annual Maintenance Fee

Installment Purchase Payment Accounts	$20.00[2]
Single Purchase Payment Accounts	$0.00

Maximum Separate Account Annual Expenses
(as a percentage of average account value)

Mortality and Expense Risk Charge	1.25%[2]
Administrative Expense Charge	0.25%[3]
Total Separate Account Expenses	1.50%

[2] These charges may be waived, reduced or eliminated in certain circumstances. See "Fees."

[3] We only impose this charge under some contracts. See "Fees."

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses* (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.27%	1.65%

* After taking into account any fee waiver or expense reimbursement arrangements, the minimum and maximum total fund operating expenses would be 0.27% and 1.55%, respectively. The fund having the minimum expense percentage is not subject to a contractual fee waiver or expense reimbursement arrangement. The fund having the maximum expense percentage is subject to a contractual fee waiver/expense reimbursement arrangement through May 1, 2006.

Fees Deducted by the Funds

Using This Information. The following table shows the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectus for additional information.

How Fees are Deducted. Fees are deducted from the value of fund shares on a daily basis, which in turn will affect the value of each subaccount on a daily basis. The fees and expense information shown in the following table was provided by the funds. The column labeled "Fees and Expenses Waived or Reimbursed" shows only contractual waivers or reimbursements that continue through at least May 1, 2006. Except as noted below, the following figures are a percentage of the average net assets of each fund, and are based on figures for the year ended December 31, 2004.

Fund Expense Table[(1)(2)]

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
AIM V.I. Capital Appreciation Fund (Series I)[(3)]	0.61%	--	0.30%	0.91%	--	0.91%
AIM V.I. Core Equity Fund (Series I) [(3)]	0.61%	--	0.30%	0.91%	--	0.91%
AIM V.I. Growth Fund (Series I)[(3)]	0.63%	--	0.28%	0.91%	--	0.91%
AIM V.I. Premier Equity Fund (Series I) [(3)]	0.61%	--	0.30%	0.91%	--	0.91%
Calvert Social Balanced Portfolio[(4)]	0.70%	--	0.21%	0.91%	--	0.91%
Fidelity® VIP Contrafund® Portfolio (Initial Class)	0.57%	--	0.11%	0.68%	--	0.68%
Fidelity® VIP Equity-Income Portfolio (Initial Class)	0.47%	--	0.11%	0.58%	--	0.58%
Fidelity® VIP Growth Portfolio (Initial Class)	0.58%	--	0.10%	0.68%	--	0.68%
Fidelity® VIP Overseas Portfolio (Initial Class)	0.72%	--	0.19%	0.91%	--	0.91%
Franklin Small Cap Value Securities Fund (Class 2)[(5)(6)]	0.53%	0.25%	0.18%	0.96%	0.04%	0.92%
ING Alliance Mid Cap Growth Portfolio (Class S) [(7)(8)]	0.77%	--	0.26%	1.03%	--	1.03%

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING American Century Large Company Value Portfolio (Service Class) [9]	0.80%	--	0.45%	1.25%	--	1.25%
ING American Century Select Portfolio (Initial Class) [10]	0.64%	--	0.02%	0.66%	--	0.66%
ING American Century Small Cap Value Portfolio (Service Class) [11]	1.00%	--	0.65%	1.65%	0.10%	1.55%
ING Baron Small Cap Growth Portfolio (Service Class) [11]	0.85%	--	0.65%	1.50%	0.05%	1.45%
ING Evergreen Health Sciences Portfolio (Class S) [12]	0.75%	--	0.25%	1.00%	--	1.00%
ING FMR^{SM} Diversified Mid Cap Portfolio (Class S) [7]	0.75%	--	0.26%	1.01%	--	1.01%
ING Fundamental Research Portfolio (Service Class) [9]	0.60%	--	0.45%	1.05%	--	1.05%
ING Goldman Sachs® Capital Growth Portfolio (Service Class) [9]	0.85%	--	0.45%	1.30%	--	1.30%
ING JPMorgan Emerging Markets Equity Portfolio (Class S) [7]	1.25%	--	0.27%	1.52%	--	1.52%
ING JPMorgan Fleming International Portfolio (Initial Class)	0.80%	--	0.20%	1.00%	--	1.00%
ING JPMorgan Mid Cap Value Portfolio (Service Class) [9]	0.75%	--	0.60%	1.35%	--	1.35%
ING JPMorgan Small Cap Equity Portfolio (Class S) [7][8][13]	0.90%	--	0.25%	1.15%	0.03%	1.12%
ING Julius Baer Foreign Portfolio (Class S) [7]	0.96%	--	0.25%	1.21%	--	1.21%
ING Legg Mason Value Portfolio (Class S) [7][8]	0.80%	--	0.26%	1.06%	--	1.06%
ING Marsico Growth Portfolio (Class S) [7][8]	0.77%	--	0.26%	1.03%	--	1.03%
ING Marsico International Opportunities Portfolio (Class S) [14][15]	0.54%	--	0.42%	0.96%	0.03%	0.93%
ING MFS Capital Opportunities Portfolio (Initial Class)	0.65%	--	0.25%	0.90%	--	0.90%
ING MFS Total Return Portfolio (Class S) [7][8]	0.64%	--	0.25%	0.89%	--	0.89%
ING MFS Utilities Portfolio (Class S) [14][15]	0.60%	--	0.40%	1.00%	--	1.00%
ING OpCap Balanced Value Portfolio (Service Class) [9]	0.80%	--	0.45%	1.25%	--	1.25%
ING Oppenheimer Global Portfolio (Initial Class) [10]	0.60%	--	0.06%	0.66%	--	0.66%
ING Oppenheimer Main Street Portfolio® (Class S) [7][8]	0.64%	--	0.25%	0.89%	--	0.89%
ING Oppenheimer Strategic Income Portfolio (Initial Class) [16]	0.50%	--	0.04%	0.54%	--	0.54%
ING PIMCO High Yield Portfolio (Class S) [12]	0.49%	--	0.25%	0.74%	--	0.74%
ING PIMCO Total Return Portfolio (Service Class) [9]	0.50%	--	0.60%	1.10%	--	1.10%
ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)	0.69%	--	0.13%	0.82%	--	0.82%

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING Salomon Brothers Fundamental Value Portfolio (Service Class) [9]	0.90%	--	0.45%	1.35%	--	1.35%
ING Solution 2015 Portfolio (Service Class) [17][18]	0.79%	--	0.27%	1.06%	0.02%	1.04%
ING Solution 2025 Portfolio (Service Class) [17][18]	0.84%	--	0.27%	1.11%	0.03%	1.08%
ING Solution 2035 Portfolio (Service Class) [17][18]	0.91%	--	0.27%	1.18%	0.04%	1.14%
ING Solution 2045 Portfolio (Service Class) [17][18]	0.94%	--	0.27%	1.21%	0.04%	1.17%
ING Solution Income Portfolio (Service Class) [17][18]	0.61%	--	0.27%	0.88%	--	0.88%
ING Stock Index Portfolio (Class I) [19]	0.27%	--	--	0.27%	--	0.27%
ING T. Rowe Price Capital Appreciation Portfolio (Class S) [7][8]	0.66%	--	0.26%	0.92%	--	0.92%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class) [10]	0.64%	--	0.02%	0.66%	--	0.66%
ING T. Rowe Price Equity Income Portfolio (Class S) [7][8]	0.66%	--	0.26%	0.92%	--	0.92%
ING T. Rowe Price Growth Equity Portfolio (Initial Class)	0.60%	--	0.15%	0.75%	--	0.75%
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	0.70%	--	0.15%	0.85%	--	0.85%
ING Van Kampen Comstock Portfolio (Service Class) [11]	0.60%	--	0.60%	1.20%	0.07%	1.13%
ING Van Kampen Equity and Income Portfolio (Initial Class) [10]	0.55%	--	0.02%	0.57%	--	0.57%
ING Van Kampen Growth and Income Portfolio (Class S) [7][8]	0.66%	--	0.26%	0.92%	--	0.92%
ING VP Balanced Portfolio, Inc. (Class I) [20]	0.50%	--	0.09%	0.59%	--	0.59%
ING VP Financial Services Portfolio (Class I) [21][22]	0.75%	--	0.25%	1.00%	0.20%	0.80%
ING VP Global Science and Technology Portfolio (Class I) [20][23]	0.95%	--	0.10%	1.05%	--	1.05%
ING VP Growth and Income Portfolio (Class I) [20]	0.50%	--	0.08%	0.58%	--	0.58%
ING VP Growth Portfolio (Class I) [20][23]	0.60%	--	0.09%	0.69%	--	0.69%
ING VP Index Plus LargeCap Portfolio (Class I) [20][23]	0.35%	--	0.09%	0.44%	--	0.44%
ING VP Index Plus MidCap Portfolio (Class I) [20][23]	0.40%	--	0.09%	0.49%	--	0.49%
ING VP Index Plus SmallCap Portfolio (Class I) [20][23]	0.40%	--	0.09%	0.49%	--	0.49%
ING VP Intermediate Bond Portfolio (Class I) [20]	0.40%	--	0.08%	0.48%	--	0.48%
ING VP International Equity Portfolio (Class I) [20][23]	0.85%	--	0.10%	0.95%	(0.20%)	1.15%
ING VP International Value Portfolio (Class I) [21][22]	1.00%	--	0.22%	1.22%	0.22%	1.00%

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING VP MagnaCap Portfolio (Class I) [21][22]	0.75%	--	0.29%	1.04%	0.14%	0.90%
ING VP MidCap Opportunities Portfolio (Class I) [21][22]	0.75%	--	0.21%	0.96%	0.02%	0.94%
ING VP Money Market Portfolio (Class I) [20]	0.25%	--	0.09%	0.34%	--	0.34%
ING VP Natural Resources Trust [24][25]	1.00%	--	0.33%	1.33%	--	1.33%
ING VP Real Estate Portfolio (Class I) [21][22]	0.80%	--	0.45%	1.25%	0.20%	1.05%
ING VP Small Company Portfolio (Class I) [20][23]	0.75%	--	0.09%	0.84%	--	0.84%
ING VP SmallCap Opportunities Portfolio (Class I) [21][22]	0.75%	--	0.19%	0.94%	0.04%	0.90%
ING VP Strategic Allocation Balanced Portfolio (Class I) [20][23]	0.60%	--	0.10%	0.70%	--	0.70%
ING VP Strategic Allocation Growth Portfolio (Class I) [20][23]	0.60%	--	0.10%	0.70%	--	0.70%
ING VP Strategic Allocation Income Portfolio (Class I) [20][23]	0.60%	--	0.10%	0.70%	0.05%	0.65%
ING VP Value Opportunity Portfolio (Class I) [20][23]	0.60%	--	0.09%	0.69%	--	0.69%
Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)	0.50%	--	0.39%	0.89%	--	0.89%
Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)	0.75%	--	0.42%	1.17%	--	1.17%
Oppenheimer Main Street Small Cap Fund®/VA	0.75%	--	0.08%	0.83%	--	0.83%
PIMCO VIT - Real Return Portfolio [26]	0.25%	--	0.40%	0.65%	--	0.65%
Pioneer Equity Income VCT Portfolio (Class I)	0.65%	--	0.07%	0.72%	--	0.72%
Pioneer Fund VCT Portfolio (Class I)	0.65%	--	0.06%	0.71%	--	0.71%
Pioneer High Yield VCT Portfolio (Class I)	0.65%	--	0.13%	0.78%	--	0.78%
Pioneer Mid Cap Value VCT Portfolio (Class I)	0.65%	--	0.07%	0.72%	--	0.72%
Wanger Select [27][28]	0.85%	--	0.15%	1.00%	--	1.00%
Wanger U.S. Smaller Companies [29]	0.91%	--	0.08%	0.99%	--	0.99%

Footnotes to "Fund Expense Table"

(1) The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in this Fund Expense Table and the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Fees - Fund Fees and Expenses" for additional information.

(2) In the case of fund companies affiliated with the Company, where the Company or an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. The investment management fee shown in the fee table is apportioned between the Company or other affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the investment adviser, including the Company. This apportionment of the investment advisory fee does not increase, directly or indirectly, the fees and expenses shown above. See "Fees – Fund Fees and Expenses" for additional information.

(3)   The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items as discussed in the fund's prospectus) of Series I shares to 1.30% of average daily net assets for each series portfolio of AIM Variable Insurance Funds. The expense limitation agreements are in effect through April 30, 2006. Please refer to the fund's prospectus for more detailed information.

(4)   Expenses are based on expenses for the Portfolio's most recent fiscal year ended December 31, 2004. Management fees include the Subadvisory fees paid by the Advisor ("Calvert"), to the Subadvisors, and the administrative fee paid by the Portfolio to Calvert Administrative Services Company, an affiliate of Calvert.

(5)   While the maximum amount payable under the Fund's class rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Board has set the current rate at 0.25% per year.

(6)   The manager had agreed in advance to reduce its fee to reflect reduced services resulting from the fund's investment in a Franklin Templeton money fund. This reduction is required by the fund's Board of Trustees and an exemptive order by the SEC. The Fund's fiscal year end is April 30.

(7)   The amounts shown are estimated operating expenses for Class S shares of each Portfolio as a ratio of expenses to average daily net assets based on each Portfolio's actual operating expenses for Class S shares for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which Directed Services, Inc. (DSI) as adviser to each Portfolio, has agreed for each Portfolio for the current fiscal year. Other Expenses for each Portfolio include a Shareholder Services fee of 0.25%. Effective March 1, 2004, the management fee structure for ING JPMorgan Emerging Markets Equity Portfolio was revised. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolios. The Portfolios would also bear any extraordinary expenses.

(8)   A portion of the brokerage commissions that the ING Alliance Mid Cap Growth, ING JPMorgan Small Cap Equity, ING Legg Mason Value, ING Marsico Growth, ING MFS Total Return, ING Oppenheimer Main Street, ING T. Rowe Price Capital Appreciation, ING T. Rowe Price Equity Income and ING Van Kampen Growth and Income Portfolios pay is used to reduce each Portfolio's expenses. Including these reductions the Total Annual Fund Operating Expenses for each Portfolio for the year ended December 31, 2004 would have been 0.97%, 1.12%, 1.06%, 1.00%, 0.88%, 0.86%, 0.90%, 0.91%, and 0.90%, respectively. This arrangement may be discontinued at any time.

(9)   Other Expenses include a Shareholder Services fee of 0.25%.

(10)   Effective December 1, 2004, Management (Advisory) Fees were restated to reflect a decrease as follows: from 0.80% to 0.64% for ING American Century Select Portfolio; from 0.85% to 0.64% for ING T. Rowe Price Diversified Mid Cap Growth Portfolio; and from 0.85% to 0.55% for ING Van Kampen Equity and Income Portfolio. Effective December 1, 2004, the administrative fees (included in Other Expenses) were restated to reflect a decrease as follows: from 0.20% to 0.02% for ING American Century Select Portfolio, ING T. Rowe Price Diversified Mid Cap Growth Portfolio and ING Van Kampen Equity and Income Portfolio; and from 0.60% to 0.06% for ING Oppenheimer Global Portfolio.

(11)   Other Expenses include a Shareholder Services fee of 0.25%. The Administrator of the Fund has contractually agreed to waive all or a portion of its administrative services fees and/or reimburse administrative expenses for ING American Century Small Cap Value, ING Baron Small Cap Growth, and ING Van Kampen Comstock Portfolios so that the Net Annual Fund Operating Expenses for these Portfolios shall not exceed 1.55%, 1.45%, and 1.13%, respectively, through May 1, 2006. Without this waiver, the Net Annual Fund Operating Expenses would be 1.65% for ING American Century Small Cap Value, 1.50% for ING Baron Small Cap Growth and 1.20% for ING Van Kampen Comstock Portfolios.

(12)   The amounts shown are estimated operating expenses for Class S shares of each Portfolio as a ratio of expenses to average daily net assets. Operating expenses for each Portfolio are based on estimated amounts for the current fiscal year as they had not had a full year of operations as of December 31, 2004. Other Expenses for each Portfolio include a Shareholder Services fee of 0.25%. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolios. The Portfolios would also bear any extraordinary expenses.

(13)   Directed Services, Inc. (DSI), the adviser, has contractually agreed to waive a portion of the management fee for the Portfolio. Based upon net assets as of December 31, 2004, the management fee waiver for the Portfolio would equal 0.03% for ING JPMorgan Small Cap Equity Portfolio. This expense waiver will continue through at least May 1, 2006. There is no guarantee that this waiver will continue after this date. This agreement will only renew if DSI elects to renew it.

(14)   The amounts shown are estimated operating expenses for Class S shares of each Portfolio as a ratio of expenses to average daily net assets. Operating expenses for each Portfolio are estimated as they had not commenced operations as of December 31, 2004. Other Expenses for each Portfolio include a Shareholder Services fee of 0.25%. Pursuant to its administration agreement with the Trust, ING Funds Services, LLC may receive an annual administration fee equal to 0.10% of average daily net assets for this Portfolio. Other Expenses for each Portfolio are estimated because the Portfolio did not have a full calendar year of operations as of December 31, 2004 (the Portfolio's fiscal year end).

(15)   Directed Services, Inc. (DSI), the adviser, has entered into a written expense limitation agreement with respect to these Portfolios under which it will limit expenses of these Portfolios, excluding taxes, brokerage and extraordinary expenses, subject to possible recoupment by DSI within three years. The amount of these Portfolios' expenses that are proposed to be waived or reimbursed in the ensuing fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. The expense limitation agreement will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(16) Based on estimated expenses for the current fiscal year.

(17) The Portfolio is structured as a fund of funds, and invests directly in shares of underlying funds. See "Fees – Fund Expenses" for additional information. The table reflects net operating expenses paid directly and indirectly by each Portfolio. Other Expenses include a Shareholder Services fee of 0.25%. Shareholders of a Portfolio will indirectly bear the expenses of an Underlying Fund based upon the percentage of a Portfolio's assets that is allocated to the Underlying Fund. Because the annual net operating expenses of each Underlying Fund, and a Portfolio's allocation to that Underlying Fund, will vary from year to year, the expenses paid by a Portfolio may vary from year to year. These expense ratios are estimates based on the target allocations among the Underlying Funds based upon information in the fee tables of their prospectuses, which in turn, are based on financial results for the year ended December 31, 2004. For information regarding expenses of the Underlying Funds, see the Fund's prospectus. Other Expenses are estimated for each Portfolio's current fiscal year. Operating expenses are shown without allocations to the Fixed Account. Estimated net operating expenses for the Service Class shares including allocations to the Fixed Account would be 0.83% for ING Solution Income Portfolio; 0.96% for ING Solution 2015 Portfolio; 1.06% for ING Solution 2025 Portfolio; 1.14% for ING Solution 2035 Portfolio; and 1.17% for ING Solution 2045. See the Fund's prospectus for further information regarding investment into the Fixed Account and expenses including the Fixed Account.

(18) The Fund's adviser has entered into a written expense limitation agreement with respect to each Portfolio under which it will limit expenses of the Solutions Portfolios, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by the Fund's adviser within three years. The amount of each Portfolio's expenses that are proposed to be waived or reimbursed in the ensuing fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. The expense limitation agreement will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(19) The amounts shown are estimated operating expenses for Class I shares of the Portfolio as a ratio of expenses to average daily net assets. These estimates are based on the Portfolio's actual operating expenses for Class I shares for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which DSI, as adviser to each Portfolio, has agreed for the Portfolio for the current fiscal year. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would also bear any extraordinary expenses.

(20) The amounts shown are estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to each Portfolio, has agreed for each Portfolio. ING Funds Services, LLC receives an annual administrative fee (included in Other Expenses) equal to 0.055% on the first $5 billion of daily net assets and 0.03% thereafter.

(21) The amounts shown are the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. With the exception of ING VP Financial Services Portfolio and ING VP Real Estate Portfolio, these estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to each Portfolio, has agreed for each Portfolio for the current fiscal year. For ING VP Financial Services Portfolio and ING VP Real Estate Portfolio, which have not had a full year of operations, as of December 31, 2004, expenses are based on estimated amounts for the current fiscal year.

(22) ING Funds Services, LLC receives an annual administration fee (included in Other Expenses) equal to 0.10% of each Portfolio's average daily net assets. ING Investments, LLC has entered into a written expense limitation agreement with ING Variable Products Trust under which it will limit expenses of the Portfolios, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading Fees and Expenses Waived or Reimbursed. The amount of expenses proposed to be waived during the current fiscal year by ING Investments, LLC for ING VP Financial Services Portfolio and ING VP Real Estate Portfolio, are shown under the heading Fees and Expenses Waived or Reimbursed. For each Portfolio, the expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(23) ING Investments, LLC, the investment adviser to each Portfolio, has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. Recoupments are shown as negative numbers under Fees and Expenses Waived or Reimbursed. The expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(24) The amounts shown are the estimated operating expenses for shares of the fund as a ratio of expenses to average daily net assets. These estimates are based on the Fund's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the Fund's investment adviser, has agreed.

(25)   ING Funds Services, LLC receives an annual administration fee (included in Other Expenses) equal to 0.10% of the Fund's average daily net assets. ING Investments, LLC has entered into a written expense limitation agreement with the Fund under which it will limit expenses of the Fund, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of the Fund's expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading Fees and Expenses Waived or Reimbursed. The expense limit is 2.50% for the Fund. The expense limits will continue through at least May 1, 2006. In addition, effective January 1, 2005, pursuant to a side agreement which is not reflected in the fund expense table, ING Investments, LLC has lowered the expense limit to 1.18% for ING VP Natural Resources Trust through at least December 31, 2005. There is no guarantee that this side agreement will continue after that date. Any fees waived pursuant to the side agreement shall not be eligible for recoupment. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(26)   Other Expenses reflect an administrative fee of 0.25% and a service fee of 0.15%. PIMCO has contractually agreed, for the Portfolio's current fiscal year (12/31), to reduce total annual portfolio operating expenses for the Administrative Class shares to the extent they would exceed, due to the payment of Trustees' fees, 0.65% of average daily net assets. Under the Expense Limitation Agreement, which renews annually unless terminated by PIMCO upon 30 days' notice, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expenses limit. Ratio of net expenses to average net assets excluding interest expense is 0.65%.

(27)   Management fees have been restated to reflect contractual changes to the management fee for the Fund as of February 10, 2005. Previously, the Adviser had waived a portion of its fees so that those fees were retained at the following rate: 0.85%. The fee waiver was effective as of February 10, 2005 but applied as if it had gone into effect on December 1, 2004. If the fee waiver had not been implemented as noted above, actual expenses of the Fund would be as follows: management fee, 0.95%; other expenses, 0.15%; and total operating expenses, 1.10%.

(28)   The Adviser has undertaken to limit Wanger Select's annual expenses to 1.35% of its average net assets. This expense limitation is contractual and will terminate on April 30, 2006.

(29)   Management fees have been restated to reflect contractual changes to the management fee for the Fund as of February 10, 2005. Previously, the Adviser had waived a portion of its fees so that those fees were retained at the following rates: 0.99% of net assets up to $100 million; 0.94% of the next $150 million; and 0.89% of net assets in excess of $250 million. The fee waiver was effective as of February 10, 2005 but applied as if it had gone into effect on December 1, 2004. If the fee waiver had not been implemented as noted above, actual expenses of the Fund would be as follows: management fee, 0.92%; other expenses, 0.08%; and total operating expenses, 1.00%.

Hypothetical Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract holder transaction expenses, contract fees including an annual maintenance fee of $20 (converted to a percentage of assets equal to 0.021%), separate account annual expenses, and fund fees and expenses.

Example 1: The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds as listed in the "Total Annual Fund Operating Expenses" column in the Fund Expense Table above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period*:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$829	$1,506	$2,207	$3,477	$320	$978	$1,660	$3,477

Example 2: The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **minimum** fees and expenses of any of the funds as listed in the "Total Annual Fund Operating Expenses" column in the Fund Expense Table above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period*:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$698	$1,113	$1,556	$2,107	$182	$564	$970	$2,107

*   This example reflects deduction of an early withdrawal charge calculated using the schedule applicable to Installment Purchase Payment Accounts. The Installment Purchase Payment Accounts schedule is listed in "Fees." Under that schedule, if only one $10,000 payment was made as described above, fewer than 5 purchase payment periods would have been completed at the end of years 1, 3 and 5, and the 5% charge would apply. At the end of the tenth account year, the early withdrawal charge is waived regardless of the number of purchase payment periods completed, and no early withdrawal charge would apply.

**   This example does not apply if during the income phase a nonlifetime payment option is elected with variable payments is selected and a lump-sum withdrawal is requested within 3 years after payments start. In this case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix V, we provide condensed financial information about the Variable Annuity Account B (the separate account) subaccounts available under the contracts. The tables show the value of the subaccounts over the past 10 years. For subaccounts that were not available 10 years ago, we give a history from the date of first availability.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the separate account), a separate account of the Company. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Fund Descriptions. We provide brief descriptions of the funds in Appendix IV. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge at the address and telephone number listed in "Contract Overview - Questions" or by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Fixed Interest Options. For descriptions of the fixed interest options, see Appendices I, II, and III and the Guaranteed Accumulation Account prospectus.

Selecting Investment Options
- **Choose options appropriate for you.** Your local representative can help you evaluate which subaccounts or fixed interest options may be appropriate for your financial goals.
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- **Be informed.** Read this prospectus, the fund prospectus, fixed interest option appendices and the Guaranteed Accumulation Account prospectus.

Limits on Option Availability. Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. We may add, withdraw or substitute investment options, subject to the conditions in the contract and regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

Limits on Number of Options Selected. No more than 18 investment options may be selected for your account at any one time. Each subaccount, the Fixed Account, the Fixed Plus Account and each classification of the Guaranteed Accumulation Account selected counts as one option.

Limits Imposed by Underlying Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in its corresponding fund is not accepted by the fund for any reason.

Additional Risks of Investing in the Funds. *(Mixed and Shared Funding)*

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

➢ Mixed - bought for annuities and life insurance
➢ Shared - bought by more than one company

Possible Conflicts of Interest. With respect to the funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts which may arise and to determine what action, if any, should be taken to address such conflicts. With respect to the funds, in the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account B from participation in the funds which are involved in the conflict.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase (and under some contracts, during the income phase) the contract holder, or you if permitted by the plan, may transfer amounts among investment options. Transfers from fixed interest options are restricted as outlined in Appendices I, II and III. Transfers may be requested in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred into or out of the funds will be based on the subaccount unit values next determined after we receive your transfer request in good order at our Home Office, or if you are participating in the dollar cost averaging program, after your scheduled transfer. The contracts may restrict how many transfers, if any, are allowed among options during the income phase.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers. The contract is not designed to serve as a vehicle for frequent trading. Frequent trading can disrupt management of a fund and raise its expenses through: 1) increased trading and transaction costs; 2) forced and unplanned portfolio turnover; 3) lost opportunity costs; and 4) large asset swings that decrease the fund's ability to provide maximum investment return to all contract holders and participants. This in turn can have an adverse effect on fund performance. Accordingly, individuals or organizations that use market-timing investment strategies and make frequent transfers should not purchase the contract.

We monitor transfer activity. With regard to frequent transfers, in the event that an individual's or organization's transfer activity:

1) exceeds our then-current monitoring standard for frequent trading;

2) is identified as problematic by an underlying fund even if the activity does not exceed our monitoring standard for frequent trading; or

3) if we determine in our sole discretion that such transfer activity may not be in the best interests of other contract holders or participants,

we will take the following actions to deter such transfer activity. Upon the first violation, we will send a one time warning letter. A second violation will result in the suspension of trading privileges via facsimile, telephone, email and internet, and limit trading privileges to submission by regular U.S. mail for a period of six months. At the end of that period, trading privileges will be reinstated. If there is another violation after such rights are reinstated, we will suspend such privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if such transfer activity is initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple contract owners or participants, we will also take the following actions, without prior notice: (1) not accepting transfer instructions from an agent acting on behalf of more than one contract holder or participant; and (2) not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one contract holder or participant at a time.

Our current definition of frequent trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether trading activity is excessive. We reserve the right to modify our general standard, or the standard as it may apply to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract holders, participants and fund investors and/or state or federal regulatory requirements. If we modify such standard, it will be applied uniformly to all contract holders and participants or, as applicable, to all contract holders and participants investing in the underlying fund.

In addition, if, due to the excessive dollar amounts of trades, even though not within our then current definition of frequent trading, an individual's or organization's transfer activity is determined, in our sole discretion, to be disruptive, we will take the same actions as are described above to limit frequent transfers.

The Company does not allow waivers to the above policy. Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by Underlying Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in its corresponding fund is not accepted by the fund for any reason.

The Dollar Cost Averaging Program. If available under your plan, you may participate in our dollar cost averaging program. There is no additional charge for this service. Dollar cost averaging is a system for investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in "Contract Overview - Questions."

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts are designed for deferred compensation plans sponsored by an employer for its employees and/or independent contractors. The plans may be sponsored by:

(1) Non-governmental tax-exempt organizations for deferrals that are subject to Tax Code section 457 (457 Plans);

(2) Tax-exempt organizations for deferrals not subject to Tax Code section 457; or

(3) Taxable organizations.

The types of plans described in (2) and (3) above are referred to as non-section 457 plans.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of tax-favored deferred compensation arrangements (such as 457 plans or non-section 457 plans), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the arrangement itself. Annuities do provide other features and benefits (such as the guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your financial representative, taking into account the additional fees and expenses you may incur in an annuity.

Purchasing the Contract.

(1) The contract holder submits the required forms and application to the Company.

(2) We approve the forms and issue a contract to the contract holder.

Participating in the Contract. To participate in the contract, complete an enrollment form and submit it to us. If your enrollment is accepted, we establish an account for you under the contract. The contract holder must determine your eligibility to participate in its plan. We are not responsible for such determination.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to do this, we will deposit the purchase payments in the ING VP Money Market Portfolio subaccount until the forms are completed (or for a maximum of 105 days). If we reject the application or enrollment, we will return the forms and any purchase payments.

Methods of Purchase Payment. The following purchase payment methods are available:

➢ Continuous payments over time into an installment purchase payment account. Payments to an installment purchase payment account must be at least $100 per month ($1,200 annually). No payment may be less than $25.

➢ Lump-sum transfer from a previous plan into a single purchase payment account, in accordance with our procedures in effect at the time of purchase.

If you participate in a 457(b) plan, the Tax Code places limits on how much of your compensation may be deferred annually. See "Taxation" for further information.

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial contributions to the investment options available under the plan. Generally you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically.

Allocations must be in whole percentages and there may be limitations on the number of investment options that can be selected at any one time. See "Investment Options" and "Transfers."

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. See "Fees" and "Appendix III."

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. See "Taxation."

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with your financial representative, making sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur. You should pay attention to the following issues, among others:

1. Long-Term Investment - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan, or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½ (or otherwise able to withdraw amounts from your plan).
2. Investment Risk - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.
3. Features and Fees - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.
4. Exchanges - If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts that may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representatives. These alternative options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated under the Contract? All dollars accumulated under the contracts, including contributions attributable to deferred compensation, are part of your employer's general assets and subject to the claims of its general creditors. The plan exclusively governs what benefits are available to you and those benefits are provided from your employer's general assets.

What Rights Do I Have under the Contract? The contract holder, usually your employer, holds all rights under the contract. The contract holder's plan, which you participate in, may permit you to exercise some of those rights.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

Refunds to Contract Holders. We will produce a refund to the contract holder not later than seven calendar days after we receive the contract and the written notice of cancellation at our Home Office. The refund will equal amounts contributed to the contract plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge, nor apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

FEES

The following repeats and adds to information provided in the "Fee Table" section. Please review both this section and the Fee Table for information on fees.

I. Maximum Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

Amount. This charge is a percentage of the amount withdrawn. The percentage is determined by the early withdrawal charge schedule that applies to your account. It will never be more than 8.5% of your total purchase payments to your account.

Early Withdrawal Charge Schedules

Installment Purchase Payment Accounts		Single Purchase Payment Accounts	
Purchase Payment Periods or Deposit Cycles Completed	Early Withdrawal Charge	Account Years Completed	Early Withdrawal Charge
Fewer than 5	5%	Fewer than 5	5%
5 or more but fewer than 7	4%	5 or more but fewer than 6	4%
7 or more but fewer than 9	3%	6 or more but fewer than 7	3%
9 or more but fewer than 10	2%	7 or more but fewer than 8	2%
10 or more	0%	8 or more but fewer than 9	1%
		9 or more	0%

Types of Fees
There are five types of fees or deductions that may affect your account:
I. **Maximum Transaction Fees**
- Early Withdrawal Charge
- Annual Maintenance Fee
- Redemption Fees
II. **Maximum Fees Deducted from the Subaccounts**
- Mortality and Expense Risk Charge
- Administrative Expense Charge
III. **Fund Fees and Expenses**
IV. **Premium and Other Taxes**
V. **Charges for ING GET Fund**

Terms to Understand in Schedules
➢ Account Year - a 12-month period measured from the date we establish your account, or measured from any anniversary of that date.
➢ Purchase Payment Period also called Deposit Cycle (for installment purchase payments) - the period of time it takes to complete the number of installment payments expected to be made to your account over a year. For example, if your payment frequency is monthly, a payment period is completed after 12 purchase payments are made. If only 11 purchase payments are made, the Payment period is not completed until the twelfth purchase payment is made. At any given time, the number of payment periods completed cannot exceed the number of account years completed, regardless of the number of payments made.

Waiver. The early withdrawal charge is waived for portions of a withdrawal that are:

➢ Used to provide payments to you during the income phase;
➢ Paid because of your death before income phase payments begin;
➢ Paid where your account value is $3,500 or less (or, if applicable, as otherwise allowed by the plan for lump-sum cashout without participant's consent) and no part of the account has been taken as a withdrawal or used to provide income phase payments within the prior 12 months;*
➢ Taken because of the election of a systematic distribution option (if available under your contract), see "Systematic Distribution Options";
➢ Taken when you are 59 1/2 or older, have an installment purchase payment account and have completed at least nine purchase payment periods;
➢ Taken on or after the tenth anniversary of the effective date of the account;
➢ For 457 plans only, withdrawn due to a hardship resulting from an unforeseeable emergency as defined by the Tax Code, and regulations thereunder; or
➢ For contracts issued in connection with retirement programs for select management and highly compensated healthcare employees in plans formerly carried under certain hospital association endorsements, withdrawn due to your separation from service.

*   If the contract holder makes a full withdrawal from more than one of the accounts on your behalf, the value of those accounts will be added together to determine eligibility for the $3,500 exemption. This option is not available for contracts where we do not maintain participant accounts or for withdrawals of all accounts under one contract.

Reduction, Waiver or Elimination. In addition to the specific waivers described above, we may reduce, waive or eliminate the early withdrawal charge for a particular plan. Any such reduction will reflect the differences we expect in distribution costs or services meant to be defrayed by this charge. Factors we consider for a reduction include, but are not limited to, the following:

➢ The number of participants under the plan;
➢ The expected level of assets and/or cash flow under the plan;
➢ Our agent's involvement in sales activities;
➢ Our sales-related expenses;
➢ Distribution provisions under the plan;
➢ The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;
➢ The level of employer involvement in determining eligibility for distributions under the contract; and
➢ Our assessment of financial risk to the Company relating to withdrawals.

We will not reduce the early withdrawal charge in a manner that is unfairly discriminatory against any person.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations which have negotiated the contract terms on behalf of their employees. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

Waiver of Early Withdrawal Charge (for those contracts that waive these charges upon separation from service). Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges unless the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). Generally, a severance from employment due to a merger, liquidation, consolidation or other employer transaction does not qualify as a separation from service.

Annual Maintenance Fee

Maximum Amount. $20.00 (This fee only applies to installment purchase payment accounts.)

When/How. For those plans that have a maintenance fee, each year during the accumulation phase we deduct this fee from your account value. We deduct it on your account anniversary and, in some cases, at the time of full withdrawal. It is deducted on a pro rata basis from your account value invested in the subaccounts and the fixed interest options. For certain contracts the maintenance fee is deducted for each asset account maintained under the contract, in which case a maximum of $20 per asset account may be applied.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining your account.

Reduction, Waiver or Elimination. When the plan meets certain criteria, we may reduce, waive or eliminate the maintenance fee. Factors we consider reflect differences in our level of administrative costs and services, such as:

➢ The size, type and nature of the group for which a contract is issued;
➢ The amount of contributions to the contract;
➢ The anticipated level of administrative expenses such as billing for payments, producing periodic reports, providing for the direct payment of account charges rather than having them deducted from account values, and any other factors pertaining to the level and expense of administrative services we will provide; and
➢ The number of eligible participants and the program's participation rate.

We will not unfairly discriminate against any person if we reduce or eliminate the maintenance fee. We will make any reduction or elimination of this fee according to our own rules in effect at the time an application for a contract is approved. We reserve the right to change these rules from time to time.

Redemption Fees

If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value.

II. Maximum Fees Deducted from the Subaccounts

Mortality and Expense Risk Charge

Maximum Amount. 1.25% annually of your account value invested in the subaccount.

When/How. This fee is deducted daily from the subaccount. We do not deduct this from any fixed interest option. This fee is assessed during the accumulation phase and the income phase. See "The Income Phase - Fees Deducted."

Purpose. This fee compensates us for the mortality and expense risks we assume under the contracts.

➢ The mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contracts and our funding of the death benefit and other payments we make to owners or beneficiaries of the accounts.
➢ The expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this fee.

Reduction. We may reduce the mortality and expense risk charge from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. Some contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:

➢ The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals and available investment options, which in turn lowers administrative expenses);
➢ The size of the prospective group, projected annual number of eligible participants and the program's participation rate, or the number of participants estimated to choose the contract;
➢ The frequency, consistency and method of submitting payments;
➢ The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
➢ The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
➢ The projected frequency of distributions;
➢ The type and level of other factors that affect the overall administrative expense; and
➢ Whether or not a transfer credit was selected by the plan sponsor.

We will determine any reduction of mortality and expense risk on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Administrative Expense Charge

Maximum Amount. 0.25% annually of your account value invested in the subaccount.

When/How. For all participants who became covered under a contract on or before November 5, 1984, we reserve the right to charge an administrative expense fee of up to 0.25% annually. This fee may be assessed during the accumulation phase and/or the income phase. If we are imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

The administrative expense charge is not imposed on all contracts:

➢ We do not currently impose this charge under any contracts issued in connection with retirement programs for select management and highly compensated healthcare employees in plans formerly carried under certain hospital association endorsements.
➢ For contracts not in the above category, beginning on April 4, 1997 we began to deduct this charge during the accumulation phase only for contracts effective before October 31, 1996 where the number of participants was less than 30 as of November 30, 1996 and the contract holder had chosen not to elect one of the Company's electronic standards for cash collection and application of participant contribution data. However, we do not impose the administrative expense charge for participants under those contracts who enrolled in a group contract or became covered under an individual contract before November 5, 1984.
➢ We do not currently deduct an administrative expense charge during the accumulation phase for any contracts other than those described above.
➢ We do not currently deduct an administrative expense charge during the income phase for any contracts.

Purpose. This fee helps defray our administrative expenses that cannot be covered by the mortality and expense risk charge described above. The fee is not intended to exceed the average expected cost of administering the contracts. We do not expect to make a profit from this fee.

III. *Fund Fees and Expenses*

As shown in the Fund Expense Table which begins of on page 7 of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner or participant services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The Company or its U.S. affiliates receive varying levels of revenue from each of the funds available through the contract. In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by the Company or other Company affiliates (including but not limited to ING Investments, LLC and Directed Services, Inc.), which funds may or may not also be subadvised by a Company affiliate. Assets allocated to funds managed by the Company or a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generally generate the least amount of revenue.

Types of Revenue Received from Affiliated Funds

Affiliated funds are (a) funds managed by the Company, ING Investments, LLC, Directed Services, Inc. or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by the Company or a Company affiliate but which are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds include:

- For those funds which the Company serves as investment adviser, a share of the management fee deducted from fund assets and included within the "Management (Advisory) Fees" column of the Fund Expense Table that begins on page 7 of this prospectus;

- Service fees that are deducted from fund assets and included within the "Other Expenses" column of the Fund Expense Table; and

- For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 Fees" column of the Fund Expense Table.

Additionally, the Company receives other revenues from affiliated funds which may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the management fees shown in the Fund Expense Table. These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

Types of Revenue Received from Unaffiliated Funds

Revenues received from each of the unaffiliated funds or their affiliates are based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the Company or its affiliates from unaffiliated funds include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the Fund Expense Table; and
- Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates or as an incentive for us to make the funds available through the contract. These additional payments are not disclosed in the Fund Expense Table and do not increase directly or indirectly the fees and expenses shown in the Fund Expense Table. These additional payments may be used by us to finance distribution of the contract.

The following table shows the 9 unaffiliated fund families and/or investment management groups which have funds currently offered through the contract, ranked according to the total amount they paid to the Company or its affiliates in 2004, in connection with the registered variable annuity contracts issued by the Company:

1) Fidelity Investments
2) Oppenheimer Funds
3) AIM Investments
4) Lord Abbett Funds
5) Calvert Funds
6) Franklin Templeton Investments
7) Pioneer Investments
8) PIMCO Funds
9) Columbia Wanger Asset Management, L.P.

If the revenues received from affiliated funds were included in the table above, payments from ING Investments, LLC and other Company affiliates would be at the top of the list.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds.

Certain funds may be structured as "fund of funds" (including the ING Solution portfolios). These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities. The Fund Expense Table included in the "Fee Table" section reflects the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. These funds are identified in the "Fund Expense Table" and on the front of this prospectus.

IV. Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

V. Charges for ING GET Fund

Various series of ING GET Fund may be offered from time to time, and additional charges may apply if you elect to invest in one of these series. If a series is available, it will be described in a supplement to this prospectus at the time it is offered. The supplement will include fee table information about the option.

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:

➢ Account dollars directed to the fixed interest options, including interest earnings to date; less
➢ Deductions if any, from the fixed interest options (e.g., withdrawals, fees); plus
➢ The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account B subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The value of accumulation units vary daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative charge (if any). We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations, equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge and the administrative expense charge, if any, and any other fees deducted from investments in the separate account (such as guarantee charges for the ING GET Fund). See "Fees."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time), the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.


$5,000 contribution
Step 1
ING Life Insurance and Annuity Company
Step 2
Variable Annuity Account B
Subaccount A 300 accumulation units
Subaccount B 80 accumulation units
Etc.
Step 3
Fund A
Fund B

Step 1: An investor contributes $5,000.

Step 2:

A. He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).

B. He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms. Subsequent purchase payments or transfers directed to the subaccounts that we receive by the close of business of the New York Stock Exchange (Exchange) will purchase subaccount accumulation units at the AUV computed after the close of the Exchange on that day (normally at 4:00 p.m. Eastern Time). The value of subaccounts may vary day to day.

WITHDRAWALS

Making a Withdrawal. Subject to limitations on withdrawals from the Fixed Plus Account, the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value (on your behalf) at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan must:

➢ Select the Withdrawal Amount;
(1) Full Withdrawal: You will receive, reduced by any required withholding tax, your account value allocated to the subaccounts, the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge, plus the amount available for withdrawal from the Fixed Plus Account.
(2) Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge for amounts withdrawn from the subaccounts, the Guaranteed Accumulation Account or the Fixed Account, and any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Accumulation Account. The amount available from the Fixed Plus Account may be limited.

  For a description of limitations on withdrawals from the Fixed Plus Account, see Appendix III.

➢ Select Investment Option (if not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value); and
➢ Properly complete a disbursement form and submit it to our Home Office.

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:

(1)   as of the next valuation after we receive a request for withdrawal in good order at our Home Office, or

(2)   on such later date as specified on the disbursement form.

Taxes, Fees and Deductions

Amounts withdrawn may be subject to one or more of the following:

➢ Early Withdrawal Charge. See "Fees - Early Withdrawal Charge"
➢ Maintenance Fee. See "Fees - Maintenance Fee"
➢ Market Value Adjustment. See "Appendix I"
➢ Redemption Fees. See "Fees - Redemption Fees"
➢ Tax Penalty. See "Taxation"
➢ Tax Withholding. See "Taxation"

To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in "Contract Overview - Questions."

SYSTEMATIC DISTRIBUTION OPTIONS

Features of a Systematic Distribution Option

If available under your contract, a Systematic Distribution Option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what Systematic Distribution Options are available, check with the contract holder or the Company.

The Systematic Distribution Options currently available under the contract include the following:

➤ **SWO - Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on the payment method selected. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the contract.

➤ **ECO - Estate Conservation Option.** ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year.

Under ECO, we calculate the minimum distribution amount required by law, generally at age 70 1/2, and pay you that amount once a year. ECO is available under 457 plans only.

➤ **Other Systematic Distribution Options.** We may add additional Systematic Distribution Options from time to time. You may obtain additional information relating to any of the Systematic Distribution Options from your local representative or from our Home Office.

Availability of Systematic Distribution Options. The Company may discontinue the availability of one or all of the Systematic Distribution Options at any time, and/or change the terms of future elections.

Terminating a Systematic Distribution Option. Once a Systematic Distribution Option is elected, the contract holder may revoke it at any time by submitting a written request to our Home Office. Any revocation will apply only to the amount not yet paid. Once an option is revoked for an account, it may not be elected again, until the next calendar year, nor may any other Systematic Distribution Option be elected.

Taxation. Taking a withdrawal through a Systematic Distribution Option or revocation of election of a Systematic Distribution Option may have tax consequences. If you are concerned about tax implications consult a tax adviser before one of these options is elected.

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the contract holder (usually your employer). The contract holder may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary).

During the Accumulation Phase

Payment Process.
1. Following your death, the contract holder (on behalf of your plan beneficiary) must provide the Company with proof of death acceptable to us and a payment request in good order.
2. The payment request should include selection of a benefit payment option.
3. Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at our Home Office, we will mail payment, unless otherwise requested.


During the Income Phase. This section provides information about the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."


Until proof of death and payment request in good order is received by us, account dollars will remain invested as at the time of your death, and no distribution will be made.

If you die during the accumulation phase of your account, the following payment options are available to your plan beneficiary, if allowed by your contract and the Tax Code:

➢ Lump-sum payment;
➢ Payment in accordance with any of the available income phase payment options (see "The Income Phase - Payment Options"); or
➢ If the plan beneficiary is your spouse, payment in accordance with an available Systematic Distribution Option. See "Systematic Distribution Options."

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options.

The following options are also available under some contracts; however, the Tax Code limits how long the death benefit proceeds may be left in these options:

➢ Leaving your account value invested in the contract; or
➢ Under some contracts, leaving your account value on deposit in the Company's general account, and receiving monthly, quarterly, semi-annual or annual interest payments at the interest rate then being credited on such deposits. The beneficiary may withdraw the balance on deposit at any time or request to receive payment in accordance with any of the available income phase payment options. See "The Income Phase - Payment Options."

The Value of the Death Benefit. The death benefit will be based on your account value as calculated on the next valuation following the date on which we receive proof of death and a payment request in good order. In addition to this amount, some states require we pay interest on fixed interest options, calculated from date of death at a rate specified by state law. For amounts held in the Guaranteed Accumulation Account (GAA), any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in Appendix I and in the GAA prospectus.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "Taxation" for additional information.

THE INCOME PHASE

We may have used the following terms in prior prospectuses:

Annuity Phase - Income Phase
Annuity Option - Income Phase Payment Option
Annuity Payment - Income Phase Payment
Annuitization - Initiating Income Phase Payments

During the income phase you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving payments, the contract holder or you, if permitted by the plan, must notify us in writing of the following:

➢ Start date;
➢ Income Phase Payment option (see the income phase payment options table in this section);
➢ Income Phase Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
➢ Choice of fixed or variable payments;
➢ Selection of an assumed net investment rate (only if variable payments are elected); and
➢ Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payment Amounts? Some of the factors that may affect income phase payment amounts include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, and whether variable or fixed payments are selected.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payment amounts do not vary over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contracts may restrict the subaccounts available, the number of investment options to be selected and how many transfers, if any, are allowed among options during the income phase. For variable income phase payments, an assumed net investment rate must be selected.

Payments from the Fixed Plus Account. If a nonlifetime payment option is selected, payments from the Fixed Plus Account may only be made on a fixed basis.

Assumed Net Investment Rate. If you select income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent income phase payments will increase only if the investment performance of the subaccounts selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If a 3 ½% rate is selected, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts selected. For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See "Contract Overview - Questions."

Required Minimum Payment Amounts. The income phase payment option selected must meet the minimum stated in the contract:

➢ A first income phase payment of at least $20; or
➢ Total yearly income phase payments of at least $100.

If your account value is too low to meet these minimum payment amounts, the contract holder, on your behalf, must elect a lump-sum payment.

Fees Deducted. When you select an income payment phase option (one of the options listed in the tables immediately below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

We may also deduct a daily administrative charge from amounts held in the separate account. We currently charge this under some contracts and reserve the right to charge it under all others. The maximum amount is 0.25% on an annual basis of your account value invested in the subaccount. If we are currently imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply throughout the entire income phase.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment option table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request in good order at our Home Office.

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See "Taxation".

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits which may be available under the contracts. Some contracts restrict the options and the terms available. Check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms Used in the Tables:

Annuitant: The person(s) on whose life expectancy the income phase payments are calculated.

Beneficiary: The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit - None:** All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for a choice of 5-20 years or as otherwise specified in the contract. **Death Benefit - Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income - Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** **(a)** This option allows a choice of 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or **(b)** 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit - None:** All Payments end after the deaths of both annuitants.
Life Income - Two Lives - Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for a minimum of 120 months, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit - Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income - Cash Refund Option (limited availability - fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit - Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income - Two Lives - Cash Refund Option (limited availability - fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit - Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.

Lifetime Income Phase Payment Options Continued:

Nonlifetime Income Phase Payment Options	
Nonlifetime - Guaranteed Payments*	**Length of Payments:** Payments generally may be fixed or variable and may be made for 3-30 years. However, for amounts held in the Fixed Plus Account during the accumulation phase, the payment must be on a fixed basis and must be for at least 5 years. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit - Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

Lump-sum Payment: If the Nonlifetime - Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before three years of income phase payments have been completed will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. If the early withdrawal charge is based on completed purchase payment periods, each year that passes after income payments begin will be treated as a completed purchase payment period, even if no additional purchase payments are made. See "Fees - Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at our Home Office.

Calculation of Lump-sum Payments: If a lump-sum payment is available to a beneficiary or to you in the income phase payment options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments, or the 3 ½ % or 5% assumed net investment rate for variable payments).

*Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

TAXATION

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

I. Introduction

This section discusses our understanding of current federal income tax laws affecting the contract. You should keep the following in mind when reading it:

➢ Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract.
➢ Tax laws change. It is possible that a change in the future could affect contracts issued in the past.
➢ This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions.
➢ We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

> We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser. For more comprehensive information contact the Internal Revenue Service. No attempt is made to provide more than general information about the use of the contract with tax-qualified retirement arrangements.

II. Your Retirement Plan

The tax rules applicable to retirement plans vary according to plan type, and terms and conditions of the plan. To understand what tax rules apply, you need to know the Tax Code section under which your plan is established. Contact your plan sponsor, local representative or the Company to learn which Tax Code section applies to your plan.

Plan Types. The contract is designed for use with deferred compensation plans that are subject to Tax Code section 457 or non-section 457 deferred compensation plans. Tax Code section 457 governs certain deferred compensation plans. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and non-governmental tax exempt organizations. A 457 plan may be either a 457(b) (eligible) plan or a 457(f) (ineligible) plan. Either type of plan may permit participants to specify the form of investment for their deferred compensation account. A non-section 457 deferred compensation plan may be either a deferred compensation plan of a tax-exempt employer that is "grandfathered" and not subject to 457 rules, or a deferred compensation plan of a for-profit employer. The contract may also be used with Tax Code section 415(m) arrangements.

You will not generally pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn (or otherwise made available to you or a designated beneficiary). Tax deferred arrangements under Tax Code section 457 and other types of deferred compensation arrangements also generally defer payment of taxes of earnings until they are withdrawn (or otherwise made available to you or a designated beneficiary). Compensation deferred under a 457(f) plan is includible in gross income in the first year when it is no longer subject to a "substantial risk of forfeiture" as defined under Tax Code section 457(f) or is required to be includible under Tax Code section 409A. (See "Taxation of Distributions" later in this "Taxation" section for a discussion of how distributions under the plans are taxed.) When an annuity contract is used to fund one of these tax-deferred retirement arrangements, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-deferred retirement arrangement. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your alternatives with your financial representative.

Section 457(f) Plans and Non-Section 457 Deferred Compensation Plans. Amounts deferred under Tax Code section 457(f) Plans and non-section 457 deferred compensation plans on or after January 1, 2005 must meet the requirements of Tax Code section 409A, which includes standards for deferral elections, restrictions on subsequent elections regarding the time and form of payment, prohibition on accelerating payment and requires distributions only upon the occurrence of the following specified events:

- Separation from service
- Disability
- Death
- Payment upon a specified time (or under a specified schedule) determined at the date that the deferral is made
- Change in control or ownership of the sponsoring employer, or
- Unforeseeable emergency

Tax Code section 409A does not affect the application of any other provision of the Tax Code, including section 457(f), or any common law tax doctrines (e.g., constructive receipt).

If the requirements of Tax Code section 409A are not met, affected participants covered by the plan will be subject to:

- Current income tax inclusion on the deferred amounts
- Interest at the underpayment rate plus one percent on the underpayments, retroactive to the date of the original deferral (or if later, that date on which the deferred compensation was no longer subject to a substantial risk of forfeiture), and
- An additional penalty tax equal to 20% of the amount included in income.

Amounts deferred under these plans prior to January 1, 2005 may be eligible for special "grandfathering" from the requirements of Tax Code section 409A, if certain requirements are met.

The Contract and Retirement Plans. We make this contract available to plans subject to Tax Code section 457 only if a non-governmental tax exempt employer sponsors the plan. Under such plans, as well as non-section 457 deferred compensation plans, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remains solely the property and rights of the employer and is subject to the claims of the employer's general creditors. Contract holders and contract participants are responsible for determining that contributions, distributions and other transactions satisfy applicable laws. Legal counsel and a tax adviser should be consulted regarding the suitability of the contract.

Because the plan is not part of the contract, we are not bound by any plan's terms or conditions.

III. Withdrawals and Other Distributions

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from the contract including withdrawals, income payments, transfers and death benefit proceeds.

We report the taxable portion of all distributions to the IRS.

Taxation of Distributions

457(b) Plans. All amounts received under a non-governmental tax-exempt 457(b) plan are includible in gross income when paid or otherwise made available to you or your designated beneficiary.

457(f) Plans. Compensation deferred under a 457(f) plan is includible in gross income in the first year when it is no longer subject to a "substantial risk of forfeiture" as defined under Tax Code section 457(f), or required to be includible under Tax Code section 409A.

Non-Section 457 Deferred Compensation Plans. Compensation deferred under a non-section 457 deferred compensation plan is generally includible in gross income in the first year when (i) paid or otherwise made available to you or your designated beneficiary, or (ii) required to be includible under Tax Code section 409A.

Taxation of Death Benefit Proceeds

In general, payments received by your designated beneficiaries after your death are taxed in the same manner as if you had received those payments.

Withholding for Federal Income Tax Liability

Any taxable distributions under the contracts are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

Non-resident Aliens. If you or a designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status. Section 1441 does not apply to participants in 457(b) plans sponsored by tax-exempt, non-governmental employers or 457(f) plans.

IV. Required Minimum Distributions

To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distributions imposed by the Tax Code. These requirements only apply to 457(b) plans. These rules may dictate one or more of the following:

➢ Start date for distributions;
➢ The time period in which all amounts in your account(s) must be distributed; and/or
➢ Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70 1/2 or retire, whichever occurs later, unless you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year in which you attain age 70 1/2.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

➢ Over your life or the joint lives of you and your designated beneficiary, or
➢ Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each periodic distribution must be calculated in accordance with Tax Code section 401(a)(9).

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Minimum Distribution of Death Benefit Proceeds. The following only applies to 457(b) plans. Different distribution requirements apply if your death occurs:

➢ On or after you begin receiving minimum distributions under the contract, or
➢ Before you begin receiving such distributions.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provide specific rules for calculating the minimum required distributions at your death.

Should you die before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year in which the fifth anniversary of the date of your death falls. For example, if you die on September 1, 2005, your entire balance must be distributed to the designated beneficiary by December 31, 2010. However, if the distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following time-frames:

➢ Over the life of the designated beneficiary, or
➢ Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, the distribution must begin on or before the later of the following:

➢ December 31 of the calendar year following the calendar year of your death; or
➢ December 31 of the calendar year in which you would have attained age 70 1/2.

Contribution and Distribution Limits

Contributions to a 457(b) Plan Excluded from Gross Income. In order to be excludable from gross income for federal income tax purposes, total annual contributions made by you and your employer to a 457(b) plan cannot exceed, generally, the lesser of the dollar amount limit set forth below, or 100% of your includible compensation. Includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code section 457, 401(k), 403(b) and 125 cafeteria plans, or any other amounts not includible in the participant's gross income as wages from the employer.

The annual dollar amount limits are $14,000 in 2005 and $15,000 in 2006.

After 2006, the annual dollar limits are subject to annual adjustments for cost-of-living increase.

Restrictions on Distributions

Under a 457(b) plan of a non-governmental tax exempt employer, amounts may not be made available to you earlier than (1) the calendar year you attain age 70 1/2, (2) when you experience a severance from employment with your employer, or (3) when you are faced with an unforeseeable emergency. A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the 2-year period ending on the date of distribution.

457(f) Plan. A 457(f) plan is not subject to restrictions on contribution amounts, but must contain a "substantial risk of forfeiture" as defined by the Tax Code. Generally, substantial risk of forfeiture means that your right to receive deferred compensation is dependent upon your performance of future services to an employer or other entity. In addition, 457(f) Plans must meet the requirements of Tax Code section 409A (see section "457(f) Plans" and "Non-Section 457 Deferred Compensation Plans" above).

Non-Section 457 Deferred Compensation Plans. Non-section 457 deferred compensation plans are not subject to restrictions on contribution amounts. Amounts deferred are generally, includible in gross income in the first year when (i) paid or otherwise made available to you or your designated beneficiary, or (ii) required to be includible under Tax Code section 409A.

415(m) Arrangements

If you participate in the contract through a qualified governmental excess benefit arrangement, defined in Tax Code section 415(m), the amounts provided under the contract may be subject to the same requirements as those applied to Tax Code section 457(b) plans described above, except that the limits described in "Contribution and Distribution Limits" do not apply. If the Tax Code section 415(m) arrangement is not designed to meet the requirements of Tax Code section 457(b), then the amounts provided under the contract are taxed in accordance with Tax Code section 451 and are generally taxable when paid or made available to you.

Bona Fide Severance Pay Plans

If you participate in the contract through certain bona fide severance pay plans, described in Tax Code section 457(e)(11), amounts provided under the contract are not generally taxable until paid or made available to you. However, because these plans are not clearly defined in the Tax Code, it may be determined that your plan does not qualify as a bona fide severance pay plan. If the plan does not qualify, then amounts provided under the contract are taxable in the year in which they are deferred. Because of this lack of clarity, it is imperative that you consult your tax adviser for guidance regarding taxation.

V. Possible Changes in Taxation

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the contract.

VI. Taxation of the Company

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account B is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

CONTRACT DISTRIBUTION

General. The Company's subsidiary, ING Financial Advisers, LLC , serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker-dealers which have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors." All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

Broker-dealers which have or may enter into selling agreements with ING Financial Advisers, LLC include the following broker-dealers which are affiliated with the Company:

Banknorth Investment Group, Inc.	ING Barings Corp.
Baring Investment Services, Inc.	ING Direct Funds Limited
Compulife Investor Services, Inc.	ING DIRECT Securities, Inc.
Directed Services, Inc.	ING Financial Partners, Inc.
Financial Network Investment Corporation	ING Funds Distributor, LLC
Granite Investment Services, Inc.	Multi-Financial Securities Corporation
Guaranty Brokerage Services, Inc.	PrimeVest Financial Services, Inc.
ING America Equities, Inc.	Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the separate account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Commission Payments. Persons who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets and recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 1% may be paid on recurring payments up to the amount of the maximum of prior year's payments, and commissions of up to 7% may be paid on recurring payments in excess of this amount. In addition, the Company may pay up to 2.5% on transferred assets and asset-based commission ranging up to 0.10%.

In addition, we may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain premium received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total premium payments. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and NASD rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

In addition to direct cash compensation for sales of contracts described above, distributors may also be paid additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Wholesaling fees calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts;

- Marketing allowances;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products, including holding training programs at our expense;

- Sponsorship payments to support attendance at meetings by registered representatives who sell our products;

- Reimbursement for the cost of attendance by registered representatives at conventions that we sponsor;

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on contract sales.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 selling firms that, during 2004, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received.

1) Lincoln Investment Planning Inc.	14) Proequities, Inc.
2) Symetra Investment Services, Inc.	15) Investment Professionals, Inc.
3) SunAmerica Securities, Inc.	16) Jefferson Pilot Securities Corporation
4) Securities America, Inc.	17) McGinn, Smith & Co., Inc.
5) ING Financial Partners, Inc.	18) Linsco/Private Ledger Corp.
6) Financial Network Investment Corporation	19) Queens Road Securities
7) Investacorp Inc.	20) A.G. Edwards & Sons
8) Huckin Financial Group	21) Horan Securities, Inc.
9) National Planning Corporation	22) Lincoln Financial Advisors Corporation
10) Walnut Street Securities, Inc.	23) Securities Service Network, Inc.
11) NIA Securities, L.L.C.	24) Woodbury Financial Services, Inc.
12) MML Investors Services, Inc.	25) M Holdings Securities, Inc.
13) Cadaret, Grant & Co., Inc.	

If the amounts paid to ING Financial Advisers, LLC, were included, ING Financial Advisers, LLC would be at the top of the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Compensation Arrangements. Occasionally:

➢ Commissions and fees may be paid to distributors affiliated or associated with the contract holder, you and/or other contract participants; and/or

➢ The Company may enter into agreements with entities associated with the contract holder, you and/or other participants. Through such agreements, we may pay the entities for certain services in connection with administering the contract.

In both these circumstances there may be an understanding that the distributor or entities would endorse us as a provider of the contract. You will be notified if you are purchasing a contract that is subject to these arrangements.

OTHER TOPICS

The Company

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

> 151 Farmington Avenue
> Hartford, Connecticut 06156

Variable Annuity Account B

We established Variable Annuity Account B (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law of Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "subaccounts." These subaccounts invest directly in shares of a corresponding fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:

➢ standardized average annual total returns; and
➢ non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained. We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges (if any), and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Under the contracts described in this prospectus, the contract holder, not the plan participant, has all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) the contract holder is entitled to direct will be determined as of the record date set by any fund the contract holder invests in through the subaccounts.

➢ During the accumulation phase, the number of votes is equal to the portion of the account value invested in the fund, divided by the net asset value of one share of that fund.
➢ During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Modification

We may change the contract as required by federal or state law. In addition, we may, upon 30 days' written notice to the contract holder, make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the separate account as a party.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the contract.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Suits against the distributor sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. In a number of pending cases, claims have been made that a former registered representative of the distributor converted client funds to the representatives' personal use. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have material adverse effect on its ability to distribute the contract.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

(a)   on any valuation date when the New York Stock Exchange is closed (except customary weekend and holiday closings) when trading on the Exchange is restricted;

(b)   when an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable for us fairly to determine the value of the subaccount's assets; or

(c)   during any other periods the SEC may, by order, permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to us at our Home Office. We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature.

If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Intent to Confirm Quarterly

Under certain contracts, we will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

General Information and History
Variable Annuity Account B
Offering and Purchase of Contracts
 Income Phase Payments
Sales Material and Advertising
Independent Registered Public Accounting Firm
Financial Statements of the Separate Account
Consolidated Financial Statements of ING Life Insurance and Annuity Company

You may request an SAI by calling the Company at the number listed in "Contract Overview - Questions."

APPENDIX I
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account (GAA) is a fixed interest option that may be available during the accumulation phase under the contracts. This appendix is only a summary of certain facts about GAA. Please read the GAA prospectus before investing in this option.

In General. Amounts that you invest in GAA will earn a guaranteed interest rate if amounts are left in GAA for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in GAA, you will want to contact your representative or the Company to learn:
➢ The interest rate we will apply to the amounts that you invest in GAA. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into GAA.
➢ The period of time your account dollars need to remain in GAA in order to earn that rate. You are required to leave your account dollars in GAA for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in GAA. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Fees and Other Deductions. If all or a portion of your account value in GAA is withdrawn, you may incur the following:
➢ Market Value Adjustment (MVA) - as described in this appendix and in the GAA prospectus;
➢ Tax Penalties and/or Tax withholding - see "Taxation";
➢ Early Withdrawal Charge - see "Fees"; or
➢ Maintenance Fee - see "Fees."

We do not make deductions from amounts in the GAA to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment (MVA). If you withdraw or transfer your account value from GAA before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative.

➢ If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into GAA.
➢ If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in GAA in order to earn the guaranteed interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:
- ➢ Short-term - three years or less; and
- ➢ Long-term - ten years or less, but greater than three years.

- ➢ At the end of a guaranteed term, your contract holder or you if permitted may:
- ➢ Transfer dollars to a new guaranteed term;
- ➢ Transfer dollars to other available investment options; or
- ➢ Withdraw dollars.

Deductions may apply to withdrawals. See "Fees and Other Deductions" in this section.

Transfer of Account Dollars. Generally, account dollars invested in GAA may be transferred among guaranteed terms offered through GAA, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in GAA or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. GAA cannot be used as an investment option during the income phase. However, the contract holder (or you, if permitted) may notify us at least 30 days in advance to elect a variable payment option and to transfer your GAA account dollars to any of the subaccounts available during the income phase.

APPENDIX II
FIXED ACCOUNT

The Fixed Account is an investment option available during the accumulation phase under the contracts. Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Account has not been reviewed by the SEC.

Interest Rates. The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets, and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Withdrawals. Under certain emergency conditions, we may defer payment of any withdrawal for a period of up to 6 months or as provided by federal law.

Additionally, if allowed by state law, we may pay withdrawals in equal payments with interest, over a period not to exceed 60 months when:
(a)   the Fixed Account withdrawal value for the contract or for the total of the accounts under the contract exceeds $250,000 on the day before withdrawal; and
(b)   the sum of the current Fixed Account withdrawal and total of all Fixed Account withdrawals from the contract or any account under the contract within the past 12 calendar months exceeds 20% of the amount in the Fixed Account on the day before current withdrawal.

The contract describes how we will determine the interest rate credited to amounts held in the Fixed Account during the payment period, including the minimum interest rate.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. See "Fees - Early Withdrawal Charge."

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account. This 10% limit does not apply to amounts being transferred into the Fixed Plus Account (if available under the contract).

By notifying our Home Office at least 30 days before income phase payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments.

APPENDIX III
FIXED PLUS ACCOUNT

The Fixed Plus Account is an investment option available under some contracts. Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations. We reserve the right to limit investment in or transfers to the Fixed Plus Account.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

Interest Rates. The Fixed Plus Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. For some contracts we credit amounts held in the Fixed Plus Account with a rate 0.25% higher than the then-declared rate beginning in the tenth year after your account was established. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks in determining the credited rate.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets, the amortization of any capital gains and/or losses realized on the sale of invested assets, and whether a transfer credit has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Request for Partial Withdrawal. Partial withdrawals are limited to 20% of the amount held in the Fixed Plus Account on the day we receive a request in good order at our Home Office. The 20% limit is reduced by any Fixed Plus withdrawals, transfers or income phase payments made in the last 12 months. In calculating the 20% limit, we reserve the right to include payments made through a Systematic Distribution Option, if available under your contract.

The 20% limit is waived if a partial withdrawal is taken proportionally from each investment option in which the account invests and is due to one or more of the following:
➢ Election of any income phase payment option with fixed payments or a lifetime payment option with variable payments; and/or
➢ Due to your death (the withdrawal must occur within six months after death and can only be exercised once).

Request for Full Withdrawal. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account, with interest, in five annual payments equal to:

➢ One-fifth of the Fixed Plus Account value on the day we receive the request, reduced by any Fixed Plus Account withdrawals, transfers or income phase payments made during the past 12 months
➢ One-fourth of the remaining Fixed Plus Account value 12 months later
➢ One-third of the remaining Fixed Plus Account value 12 months later
➢ One-half of the remaining Fixed Plus Account value 12 months later, and
➢ The balance of the Fixed Plus Account value 12 months later

A full withdrawal may be canceled at any time before the end of the five-payment period.

Once we receive a request for full withdrawal, no further withdrawals or transfers will be permitted from Fixed Plus Account.

We will waive the above full withdrawal five-payment period if full withdrawal is made due to any of the following:
➢ Your death before income phase payments have begun (request must be received within 6 months after date of death); or
➢ Election of any income phase payment option with fixed payments or a lifetime payment option with variable payments; or
➢ Your account value in the Fixed Plus Account is $3,500 or less and no withdrawals, transfers or income phase payments have been made from your account within the past 12 months.

Charges. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers. Transfers are limited to 20% of the amount held in the Fixed Plus Account on the day a request in good order is received at our Home Office. The 20% is reduced by any Fixed Plus Account withdrawals, transfers or income phase payments made in the past 12 months. We reserve the right to include payments made through a Systematic Distribution Option, if available under your contract, in calculating the 20% limit. The 20% limit will be waived if your account value in the Fixed Plus Account is $1,000 or less.

Income Phase. Amounts accumulating under the Fixed Plus Account can be transferred to the subaccounts to fund variable lifetime income options during the income phase. However, Fixed Plus Account values may not be used to fund nonlifetime income options with variable payments.

Systematic Withdrawal Option (SWO). If available under your contract, SWO described in "Systematic Distribution Options," may not be elected if you have requested a Fixed Plus Account transfer or withdrawal within the past 12 months.

APPENDIX IV
FUND DESCRIPTIONS

List of Fund Name Changes

Current Fund Name	Former Fund Name
ING Partners, Inc. - ING American Century Large Company Value Portfolio	ING Partners, Inc. - ING Salomon Brothers Investors Value Portfolio
ING Partners, Inc. - ING Fundamental Research Portfolio	ING Partners, Inc. - ING Aeltus Enhanced Index Portfolio
ING VP Intermediate Bond Portfolio	ING VP Bond Portfolio

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview - Questions," by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
AIM Variable Insurance Funds - AIM V.I. Capital Appreciation Fund (Series I shares)	A I M Advisors, Inc.	Seeks growth of capital. Seeks to meet its objective by investing principally in common stocks of companies the portfolio managers believe are likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.
AIM Variable Insurance Funds - AIM V.I. Core Equity Fund (Series I shares)	A I M Advisors, Inc.	Seeks growth of capital. Seeks to meet its objective by investing, normally, at least 80% of net assets in equity securities, including convertible securities, of established companies that have long-term above-average growth in earnings, and growth companies that the portfolio managers believe have the potential for above-average growth in earnings.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
AIM Variable Insurance Funds - AIM V.I. Growth Fund (Series I shares)	A I M Advisors, Inc.	Seeks growth of capital. Seeks to meet its investment objective by investing principally in seasoned and better capitalized companies considered to have strong earnings momentum. May also invest up to 25% of total assets in foreign securities.
AIM Variable Insurance Funds - AIM V.I. Premier Equity Fund (Series I shares)	A I M Advisors, Inc.	Seeks to achieve long-term growth of capital with a secondary objective of income. Seeks to meet its objectives by investing, normally, at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities, including convertible securities.
Calvert Variable Series, Inc. - Calvert Social Balanced Portfolio	Calvert Asset Management Company, Inc. Subadviser: New Amsterdam Partners LLC and SsgA Funds Management, Inc.	Seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria. Typically invests about 60% of its assets in stocks and 40% in bonds or other fixed-income investments. Stocks investments are primarily common stock in large-cap companies, while the fixed-income investments are primarily a wide variety of investment grade bonds.
Fidelity® Variable Insurance Products - Fidelity® VIP Contrafund® Portfolio (Initial Class)	Fidelity Management & Research Company Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term capital appreciation. Normally invests primarily in common stocks of companies whose value the Portfolio's investment adviser believes is not fully recognized by the public.
Fidelity® Variable Insurance Products - Fidelity® VIP Equity-Income Portfolio (Initial Class)	Fidelity Management & Research Company Subadviser: FMR Co., Inc.	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index. Normally invests at least 80% of total assets in income-producing equity securities (which tends to lead to investments in large cap "value" stocks).
Fidelity® Variable Insurance Products - Fidelity® VIP Growth Portfolio (Initial Class)	Fidelity Management & Research Company Subadviser: FMR Co., Inc.	Seeks to achieve capital appreciation. Normally invests primarily in common stocks of companies the investment adviser believes have above-average growth potential (often called "growth" stocks).

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
Fidelity® Variable Insurance Products - Fidelity® VIP Overseas Portfolio **(Initial Class)**	Fidelity Management & Research Company Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term growth of capital. Normally invests at least 80% of assets in non-U.S. securities, primarily in common stocks.
Franklin Templeton Variable Insurance Products Trust - Franklin Small Cap Value Securities Fund **(Class 2 Shares)**	Franklin Advisory Services, LLC	A *nondiversified* fund that seeks long-term total return. Normally invests at least 80% of net assets in investments of small capitalization companies that have market capitalization values not exceeding $2.5 billion, at the time of purchase. Invests mainly in equity securities of companies that the fund's manager believes are selling below the underlying value of their assets or their private market value (what a sophisticated investor would pay for the entire company).
ING Investors Trust - ING Alliance Mid Cap Growth Portfolio **(Class S shares)**	Directed Services, Inc. Subadviser: Alliance Capital Management, L.P.	Seeks long-term total return. Invests in common stocks of middle capitalization companies. Normally invests substantially all of its assets in high-quality common stocks that the subadviser expects to increase in value.
ING Partners, Inc. - ING American Century Large Company Value Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: American Century Investment Management, Inc. (American Century)	Seeks long-term capital growth; income is a secondary objective. Under normal market conditions, invests at least 80% of its assets in equity securities of large capitalization companies. American Century considers large capitalization companies to be companies in the Russell 1000 Index. Under normal market conditions, intends to keep at least 80% of assets in U. S. equity securities at all times, including common stock, preferred stock, and equity-equivalent securities, such as debt securities and preferred stock convertible into common stock, and stock or stock index futures contracts.
ING Partners, Inc. - ING American Century Select Portfolio **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: American Century Investment Management, Inc. (American Century)	Seeks long-term capital appreciation. Invests in securities of companies American Century believes will increase in value over time, using a growth investment strategy developed by American Century. Generally invests in larger companies, although may purchase securities of companies of any size. Can also invest in foreign companies.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
ING Partners, Inc. - ING American Century Small Cap Value Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: American Century Investment Management, Inc. (American Century)	Seeks long-term growth of capital; income is a secondary objective. Under normal circumstances, invests at least 80% of net assets in equity securities of small-capitalization companies. American Century considers small-capitalization companies to include those with a market capitalization no larger than that of the largest company in the S&P SmallCap 600 Index or the Russell 2000 Index. Under normal market conditions, intends to keep at least 80% of assets in U. S. equity securities at all times, including common stock, preferred stock, and equity-equivalent securities, such as debt securities and preferred stock convertible into common stock, and stock or stock index futures contracts.
ING Partners, Inc. - ING Baron Small Cap Growth Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: BAMCO, Inc.	Seeks capital appreciation. Invests primarily (at least 80% of total assets under normal circumstances) in securities of smaller companies with market values under $2.5 billion as measured at the time of purchase.
ING Investors Trust - ING Evergreen Health Sciences Portfolio (Class S shares)	Directed Services, Inc. Subadviser: Evergreen Investment Management Company, LLC	A *non-diversified* Portfolio that seeks long-term capital growth. Normally invests at 80% of its assets in the equity securities of healthcare companies. May invest in securities of relatively well-known and large companies as well as small- and medium-sized companies.
ING Investors Trust - ING FMR^{SM} Diversified Mid Cap Portfolio (Class S shares)	Directed Services, Inc. Subadviser: Fidelity Management & Research Co.	Seeks long-term growth of capital. Normally invests primarily in common stocks and normally invests at least 80% of assets in securities of companies with medium market capitalizations.
ING Partners, Inc. - ING Fundamental Research Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. Prior to July 5, 2005, invests at least 80% of assets in stocks included in the S&P 500 Index. Effective July 5, 2005, will invest at least 65% of total assets in common stocks and securities convertible into common stocks. May invest principally in common stocks having significant potential for capital appreciation emphasizing stocks of larger companies. May also invest a portion of assets in stocks of mid-sized companies, and up to 25% of assets in stocks of foreign issuers, depending upon market conditions. May also invest in derivative instruments.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
ING Partners, Inc. - ING Goldman Sachs® Capital Growth Portfolio* (Service Class) * Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.	ING Life Insurance and Annuity Company Subadviser: Goldman Sachs Asset Management, L.P. (GSAM)	Seeks long-term growth of capital. Invests, under normal circumstances, at least 90% of total assets in equity investments that are considered by GSAM to have long-term capital appreciation potential.
ING Investors Trust - ING JPMorgan Emerging Markets Equity Portfolio (Class S shares)	Directed Services, Inc. Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital appreciation. Normally invests at least 80% of its assets in securities of issuers located in at least three countries with emerging securities markets. May also invest to a lesser extent in debt securities of issuers in countries with emerging markets. May also invest in high-quality, short-term money market instruments and repurchase agreements.
ING Partners, Inc. - ING JPMorgan Fleming International Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: J.P. Morgan Fleming Asset Management (London) Ltd.	Seeks long-term growth of capital. Invests primarily (at least 65% of total assets) in the equity securities of foreign companies that the subadviser believes have higher growth potential and which are attractively valued. Will normally invest in a number of issuers in several countries other than the U.S. and will invest in securities in both developed and developing markets. May invest in debt securities issued by foreign and U.S. companies, including non-investment grade debt securities.
ING Partners, Inc. - ING JPMorgan Mid Cap Value Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation. A *nondiversified* Portfolio that invests primarily (at least 80% of net assets under normal circumstances) in a broad portfolio of common stocks of companies with market capitalizations of $1 billion to $20 billion at the time of purchase that the subadviser believes to be undervalued. May invest in other equity securities, which include preferred stocks, convertible securities and foreign securities, which may take the form of depository receipts. Also may use derivatives.
ING Investors Trust - ING JPMorgan Small Cap Equity Portfolio (Class S shares)	Directed Services, Inc. Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term. Under normal market conditions, invests at least 80% of its total assets in equity securities of small-cap companies. May invest up to 20% of its assets in foreign securities, convertible securities and high quality money market instruments and repurchase agreements. May invest in REITs and derivatives.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
ING Investors Trust - ING Julius Baer Foreign Portfolio **(Class S shares)**	Directed Services, Inc. Subadviser: Julius Baer Investment Management, LLC	Seeks long-term growth of capital. Under normal conditions, invests in a wide variety of international equity securities issued through the world, normally excluding the United States. Normally invests at least 80% of its assets in equity securities tied economically to countries outside the United States.
ING Investors Trust - ING Legg Mason Value Portfolio **(Class S shares)**	Directed Services, Inc. Subadviser: Legg Mason Funds Management, Inc.	A *non-diversified* portfolio that seeks long-term growth of capital. Normally invests in equity securities, including foreign securities, that offer the potential for capital growth. May also invest in companies with market capitalizations greater than $5 billion, but may invest in companies of any size. May also invest up to 25% of its total assets in long-term debt securities.
ING Investors Trust - ING Marsico Growth Portfolio **(Class S shares)**	Directed Services, Inc. Subadviser: Marsico Capital Management, LLC	Seeks capital appreciation. Invests primarily in equity securities selected for their growth potential. May invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.
ING Investors Trust - ING Marsico International Opportunities Portfolio **(Class S shares)**	Directed Services, Inc. Subadviser**:** Marsico Capital Management, LLC	Seeks long-term growth of capital. Invests primarily (no less than 65% of its total assets) in common stocks of foreign companies that are selected for their long-term growth potential. May invest in companies of any size throughout the world. Normally invests in issuers from at least three different countries not including the United States and generally maintains a core position of between 35 and 50 common stocks. May invest in common stocks of companies operating in emerging markets.
ING Partners, Inc. - ING MFS Capital Opportunities Portfolio **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: Massachusetts Financial Services Company (MFS)	Seeks capital appreciation. Invests primarily (at least 65% of net assets) in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts focusing on companies that MFS believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flows. May invest in foreign securities (including emerging market securities).
ING Investors Trust - ING MFS Total Return Portfolio **(Class S shares)**	Directed Services, Inc. Subadviser: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income. Invests in a combination of equity and fixed income securities.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
ING Investors Trust - ING MFS Utilities Portfolio **(Class S shares)**	Directed Services, Inc. Subadviser: Massachusetts Financial Services Company	A non-diversified portfolio that seeks capital growth and current income. Normally invests at least 80% of its net assets in equity and debt securities of domestic and foreign (including emerging markets) companies in the utilities industry.
ING Partners, Inc. - ING OpCap Balanced Value Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: OpCap Advisors LLC	Seeks capital growth, and secondarily, investment income. Under normal market conditions, invests at least 25% of total assets in equity securities, including common stocks and preferred stocks and expects to have between 50% to 75% of total assets invested in equities. Also invests at least 25% of total assets in fixed-income senior securities including bonds, debentures, notes, participation interests in loans, convertible securities and U.S. government securities.
ING Partners, Inc. - ING Oppenheimer Global Portfolio **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: OppenheimerFunds, Inc.	Seeks capital appreciation. Invests mainly in common stocks of companies in the U.S. and foreign countries. Can invest without limit in foreign securities in any country, including countries with emerging markets. Currently emphasizes investments in developed markets such as the United States, Western European countries and Japan. May invest in companies of any size, but currently focuses its investments in mid- and large-cap companies. Normally will invest in at least three countries (one of which may be the United States).
ING Investors Trust - ING Oppenheimer Main Street Portfolio® **(Class S shares)**	Directed Services, Inc. Subadviser: OppenheimerFunds, Inc.	Seeks long-term growth of capital and future income. Normally invests mainly in common stocks of U.S. companies of different capitalization ranges, presently focusing on large-capitalization issuers. May also invest in debt securities, such as bonds and debentures, but does not currently emphasize these investments.
ING Partners, Inc. - ING Oppenheimer Strategic Income Portfolio **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities. Invests mainly in debt securities of issuers in three market sectors: foreign governments and companies; U.S. government securities; and lower-grade high-yield securities of U.S. and foreign companies. Debt securities typically include short, medium and long-term foreign government and U.S. government bonds and notes; collateralized mortgage obligations; other mortgage-related securities and asset-backed securities; participation interests in loans; "structured" notes; lower-grade, high-yield domestic and foreign corporate debt obligations; and "zero-coupon" or "stripped" securities.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
ING Investors Trust - ING PIMCO High Yield Portfolio **(Class S shares)**	Directed Services, Inc. Subadviser**:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management. Normally invests at least 80% of its net assets (plus borrowings for investment purposes) in a diversified portfolio of high yield securities ("junk bonds") rated below investment grade but rated at least CCC/Caa by Moody's Investors Service, Inc., Standard and Poor's Rating Service, or Fitch, or if unrated, determined by PIMCO to be of comparable quality, subject to a maximum of 5% of total assets in CCC/Caa securities, determined at the time of investment.
ING Partners, Inc. - ING PIMCO Total Return Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management. Invests under normal circumstances at least 65% of net assets plus borrowings for investment purposes in a diversified portfolio of fixed income instruments of varying maturities. Invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by the subadviser to be of comparable quality. May invest up to 30% of assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers.
ING Partners, Inc. - ING Salomon Brothers Aggressive Growth Portfolio **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc	Seeks long-term growth of capital. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of emerging growth companies. May invest in foreign securities (including emerging market securities).
ING Partners, Inc. - ING Salomon Brothers Fundamental Value Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc	Seeks capital appreciation. A *nondiversified* Portfolio that invests primarily in common stocks and common stock equivalents, such as preferred stocks and securities convertible into common stocks, of companies the subadviser believes are undervalued in the marketplace. Generally invests in securities of large, well-known companies, but may also invest a significant portion of assets in securities of small to medium-sized companies when the subadviser believes smaller companies offer more attractive value opportunities.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
ING Partners, Inc. - ING Solution 2015 Portfolio (Service Class)	ING Life Insurance and Annuity Company	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. Invests in a combination of Underlying Funds which are active and passive U.S. stock, international stock, U.S. bond and other fixed-income investments using asset allocation strategies designed for investors expecting to retire around the year 2015. Subject to SEC approval, may also invest a portion of its assets in insurance company fixed contracts.
ING Partners, Inc. - ING Solution 2025 Portfolio (Service Class)	ING Life Insurance and Annuity Company	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. Invests in a combination of Underlying Funds which are active and passive U.S. stock, international stock, U.S. bond and other fixed-income investments using asset allocation strategies designed for investors expecting to retire around the year 2025. Subject to SEC approval, may also invest a portion of its assets in insurance company fixed contracts.
ING Partners, Inc. - ING Solution 2035 Portfolio (Service Class)	ING Life Insurance and Annuity Company	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. Invests in a combination of Underlying Funds which are active and passive U.S. stock, international stock, U.S. bond and other fixed-income investments using asset allocation strategies designed for investors expecting to retire around the year 2035.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
ING Partners, Inc. - ING Solution 2045 Portfolio (Service Class)	ING Life Insurance and Annuity Company	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. Invests in a combination of Underlying Funds which are active and passive U.S. stock, international stock, U.S. bond and other fixed-income investments using asset allocation strategies designed for investors expecting to retire around the year 2045.
ING Partners, Inc. - ING Solution Income Portfolio (Service Class)	ING Life Insurance and Annuity Company	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. Invests in a combination of Underlying Funds which are active and passive U.S. stock, international stock, U.S. bond and other fixed-income investments using asset allocation strategies designed for investors expecting to retire soon or are already retired. Subject to SEC approval, may also invest a portion of its assets in insurance company fixed contracts.
ING Investors Trust - ING Stock Index Portfolio (Class I shares) (Class S shares) (Service 2 Shares)	Directed Services, Inc. Subadviser: ING Investment Management Co.	Seeks total return. Normally invests at least 80% of its assets in equity securities of companies included in the S&P's 500 Composite Stock Price Index (the "S&P Index") or equity securities of companies that are representative of the S&P Index (including derivatives).
ING Investors Trust - ING T. Rowe Price Capital Appreciation Portfolio (Class S shares)	Directed Services, Inc. Subadviser: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk. Pursues an active asset allocation strategy whereby investments are allocated among three asset classes - equity securities, debt securities and money market instruments. May invest up to 25% of its net assets in foreign equity securities.
ING Partners, Inc. - ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation. Normally invests at least 80% of total assets in equity securities of companies having a market capitalization within the range of companies in the Russell MidCap Growth Index or the Standard & Poor's MidCap 400 Index focusing on mid-size companies whose earnings are expected to grow at a rate faster than the average company.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
ING Investors Trust - ING T. Rowe Price Equity Income Portfolio (Class S shares)	Directed Services, Inc. Subadviser: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital. Normally invests at least 80% of its assets in common stocks, with 65% in the common stocks of well-established companies paying above-average dividends. May also invest in convertible securities, warrants and preferred stocks, foreign securities, debt securities including high-yield debt securities and future and options.
ING Partners, Inc. - ING T. Rowe Price Growth Equity Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks. Concentrates its investments in growth companies that have the ability to pay increasing dividends through strong cash flows and whose rates of earnings growth are considered above average. May also purchase foreign stocks, hybrid securities, futures and options. Investments in foreign securities are limited to 30% of total assets.
ING Partners, Inc. - ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income. Under normal circumstances, invests at least 80% of net assets (plus borrowings for investment purposes, if any) in equity securities of U.S. large capitalization companies. Investments in equity securities may include dividend-paying securities, common stock and preferred stock.
ING Partners, Inc. - ING Van Kampen Comstock Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Van Kampen* * Morgan Stanley Investment Management Inc. does business in certain instances (including in its role as subadviser to the Portfolio) under the name "Van Kampen"	Seeks capital growth and income. Invests in a portfolio of equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks. May invest up to 25% of total assets in securities of foreign issuers and may purchase and sell certain derivative instruments, such as options, futures and options on futures, for various portfolio management purposes.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
ING Partners, Inc. - ING Van Kampen Equity and Income Portfolio **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: Van Kampen* * Morgan Stanley Investment Management Inc. does business in certain instances (including in its role as subadviser to the Portfolio) under the name "Van Kampen"	Seeks total return, consisting of long-term capital appreciation and current income. Normally invests at least 80% of net assets (plus any borrowings for investment purposes) in equity and income securities at the time of investment. Normally invests at least 65% of assets in income producing equity instruments (including common stocks, preferred stocks and convertible securities) and investment grade quality debt securities. May invest up to 25% of total assets in securities of foreign issuers. May purchase and sell certain derivative instruments, such as options, futures contracts, and options on futures contracts, for various portfolio management purposes, including to earn income, to facilitate portfolio management and to mitigate risks.
ING Investors Trust - ING Van Kampen Growth and Income Portfolio **(Class S shares)**	Directed Services, Inc. Subadviser: Van Kampen	Seeks long-term growth of capital and income. Under normal market conditions, investing primarily in what it believes to be income-producing equity securities, including common stocks and convertible securities; although investments are also made in non-convertible preferred stocks and debt securities rated "investment grade," which are securities rated within the four highest grades assigned by Standard & Poor's or by Moody's Investors Service, Inc.
ING VP Balanced Portfolio, Inc. **(Class I Shares)**	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects. Typically maintains approximately 60% of total assets in equities and approximately 40% of total assets in debt (including money market instruments). The Portfolio may invest a portion of its total assets in high-yield instruments. May also invest in convertible securities, foreign debt securities and derivatives.
ING Variable Products Trust - ING VP Financial Services Portfolio **(Class I shares)**	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation. Under normal conditions, invests at least 80% of assets in equity securities and equity equivalent securities of companies principally engaged in the financial services industry. Equity securities in which the Portfolio invests are normally common stocks, but may also include preferred stocks, warrants and convertible securities. May invest in initial public offerings.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
ING Variable Portfolios, Inc. - ING VP Global Science and Technology Portfolio (Class I Shares)	ING Investments, LLC Subadviser: BlackRock Advisors, Inc.	Seeks long-term capital appreciation. Normally invests at least 80% of net assets in equity securities issued by science and technology companies in all market capitalization ranges. Will invest primarily in equity securities of U.S. and non-U.S. companies selected for their rapid and sustainable growth potential from the development, advancement and use of science and/or technology. May invest up to 25% of its net assets in stocks of issuers in emerging market countries. May also invest in preferred stock, initial public offerings, Rule 144A securities and derivative instruments including foreign currency contracts. May from time to time invest more than 25% of its assets in securities whose issuers are located in a single foreign country.
ING Variable Funds - ING VP Growth and Income Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. Under normal market conditions, invests at least 65% of total assets in common stocks that the subadviser believes have significant potential for capital appreciation or income growth or both. May invest up to 25% of its total assets in stocks of foreign issuers. May invest in derivatives.
ING Variable Portfolios, Inc. - ING VP Growth Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital through investment in a diversified portfolio consisting primarily of common stocks and securities convertible into common stocks believed to offer growth potential. Under normal market conditions, invests primarily in common stocks and securities convertible into common stock of large U.S. companies. May invest in derivatives and foreign securities.
ING Variable Portfolios, Inc. - ING VP Index Plus LargeCap Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P 500 Index. The subadviser's objective is to overweight those stocks in the S&P 500 Index that it believes will outperform the index and underweight (or avoid altogether) those stocks that it believes will underperform the index. May invest in derivatives.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
ING Variable Portfolios, Inc. - ING VP Index Plus MidCap Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P MidCap 400 Index. The subadviser's objective is to overweight those stocks in the S&P MidCap 400 Index that it believes will outperform the index and underweight (or avoid altogether) those stocks that it believes will underperform the index. May invest in derivatives.
ING Variable Portfolios, Inc. - ING VP Index Plus SmallCap Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P SmallCap 600 Index. The subadviser's objective is to overweight those stocks in the S&P SmallCap 600 Index that it believes will outperform the index and underweight (or avoid altogether) those stocks that it believes will underperform the index. May invest in derivatives.
ING VP Intermediate Bond Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. Under normal market conditions, the Portfolio invests at least 80% of its assets in a portfolio of bonds, including but not limited to corporate, government and mortgage bonds, which, at the time of investment, are rated investment grade or have an equivalent rating by a nationally recognized statistical rating organization, or of comparable quality if unrated. May also invest in: preferred stocks; high quality money market instruments; municipal bonds; debt securities of foreign issuers; mortgage- and asset-backed securities; and options and futures contracts involving securities, securities indices and interest rates. Although the portfolio may invest in high yield debt securities rated below investment grade, it seeks to maintain a minimum average portfolio quality of at least investment grade.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
ING Variable Portfolios, Inc. - ING VP International Equity Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks principally traded in countries outside of the United States. The Portfolio will not target any given level of current income. Under normal market conditions, invests at least 80% of assets in equity securities. At least 65% of assets will normally be invested in securities principally traded in three or more countries outside of the U.S and countries with emerging securities markets. These securities may include common stocks as well as securities convertible into common stock. May employ hedging strategies to protect it from adverse effects on the U.S. dollar. May invest in derivatives.
ING Variable Products Trust - ING VP International Value Portfolio (Class I shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks capital appreciation. Under normal conditions, invests at least 65% of net assets in equity securities of issuers located in countries outside of the U.S. Invests primarily in companies with a large market capitalization, but may also invest in mid- and small-sized companies. Generally invests in common and preferred stocks, warrants and convertible securities. May invest in companies located in countries with emerging securities markets when the fund's subadviser believes they present attractive investment opportunities. May invest in government debt securities of developed foreign countries. Also may invest up to 35% of its assets in securities of U.S. issuers, including investment-grade government and corporate debt securities.
ING Variable Products Trust - ING VP MagnaCap Portfolio (Class I shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital, with dividend income as a secondary consideration. Will normally invest at least 80% of assets in common stock of large companies. For this Portfolio, large companies are those included in the 500 largest U.S. companies, as measured by total revenues, net assets, cash flow or earnings, or the 1,000 largest companies as measured by equity market capitalization. Equity securities in which the Portfolio may invest include common stocks, convertible securities, and rights or warrants. May invest the remaining 20% in other types of securities, including foreign securities and securities of smaller companies. Although the Portfolio normally will be invested as fully as practicable in equity securities, assets not invested in equity securities may be invested in high quality debt securities.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
ING Variable Products Trust - ING VP MidCap Opportunities Portfolio **(Class I shares)**	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation. Normally invests at least 80% of assets in the common stocks of mid-sized U.S. companies that the sub-adviser believes have above average prospects for growth. For this Portfolio, mid-size companies are those with market capitalizations that fall within the range of companies in the Russell MidCap Growth Index.
ING VP Money Market Portfolio **(Class I Shares)**	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. Invests in a diversified portfolio of high-quality fixed income securities denominated in U.S. dollars, with short remaining maturities. May invest in certain obligations of foreign banks. **There is no guarantee that the ING VP Money Market Subaccount will have a positive or level return.**
ING VP Natural Resources Trust	ING Investments, LLC Subadviser: ING Investment Management Co.	A *nondiversified* Portfolio that seeks long-term growth of capital primarily through investment in common stocks of companies that own or develop natural resources and other basic commodities, or supply goods and services to such companies. Capital appreciation will be the primary determinant of total return and income is a secondary consideration. Normally invests at least 80% of assets in companies with substantial natural resource assets or companies that supply goods and services to such companies. May invest the remaining 20% of its assets in common stock of companies that are not natural resource companies. Invests primarily in companies with large market capitalizations, but may also invest in mid- and small-sized companies. May invest up to 100% of its assets in securities principally traded in markets outside the United States.
ING Variable Products Trust - ING VP Real Estate Portfolio **(Class I shares)**	ING Investments, LLC Subadviser: ING Clarion Real Estate Securities L.P.	Seeks total return. Normally invests at least 80% of assets in common and preferred stock of U.S. real estate investment trusts (REITs) and real estate companies. May invest in companies of any market capitalization, but generally will not invest in companies with market capitalizations below $100 million at the time of purchase. May invest in initial public offerings.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
ING Variable Portfolios, Inc. - ING VP Small Company Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities of companies with smaller market capitalizations. Under normal market conditions, invests at least 80% off assets in common stocks of small-capitalization companies. May invest in foreign securities and derivatives.
ING Variable Products Trust - ING VP SmallCap Opportunities Portfolio (Class I shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation. Normally invests at least 80% of assets in the common stock of smaller, lesser-known U.S. companies that the sub-adviser believes have above average prospects for growth. For this Portfolio, smaller companies are those with market capitalizations that fall within the range of companies in the Russell 2000 Growth Index.
ING Strategic Allocation Portfolios, Inc. - ING VP Strategic Allocation Balanced Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). Managed for investors seeking a balance between income and capital appreciation who generally have an investment horizon exceeding 10 years and a moderate level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 60% equities, 35% fixed income and 5% money market instruments under neutral market conditions.
ING Strategic Allocation Portfolios, Inc. - ING VP Strategic Allocation Growth Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to provide capital appreciation. Managed for investors seeking capital appreciation who generally have an investment horizon exceeding 15 years and a high level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 80% equities and 20% fixed income under neutral market conditions.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
ING Strategic Allocation Portfolios, Inc. - ING VP Strategic Allocation Income Portfolio **(Class I Shares)**	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to provide total return consistent with preservation of capital. Managed for investors primarily seeking total return consistent with capital preservation who generally have an investment horizon exceeding 5 years and a low level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 35% equities, 55% fixed income and 10% money market instruments under neutral market conditions.
ING Variable Portfolios, Inc. - ING VP Value Opportunity Portfolio **(Class I Shares)**	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks. Under normal market conditions, invests at least 65% of total assets in common stocks and American Depositary Receipts (ADR's). May invest the remaining 35% of its assets in other types of securities including foreign securities and securities of smaller companies.
Lord Abbett Series Fund, Inc. - Growth and Income Portfolio **(Class VC Shares)**	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks long-term growth of capital and income without excessive fluctuations in market value. Primarily purchases equity securities of large, seasoned, U.S. and multinational companies that Lord Abbett believes are undervalued. Under normal circumstances, will invest at least 80% of net assets in equity securities of large companies which are defined as companies having a market capitalization at the time of purchase that falls within the market capitalization range of companies in the Russell 1000 Index, a widely used benchmark for large-cap stock performance. Equity securities may include common stocks, preferred stocks, convertible securities, warrants, and similar instruments.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
Lord Abbett Series Fund, Inc. - Mid-Cap Value Portfolio (Class VC Shares)	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace. Normally invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities of mid-sized companies which are defined as companies having a market capitalization at the time of purchase that falls within the market capitalization range of companies in the Russell Mid Cap Index, a widely used benchmark for mid-cap stock performance. The Fund will provide shareholders with at least 60 days' notice of any change in this policy. Equity securities may include common stocks, convertible bonds, convertible preferred stocks, warrants and similar instruments.
Oppenheimer Variable Account Funds - Oppenheimer Main Street Small Cap Fund®/VA	OppenheimerFunds, Inc.	Seeks capital appreciation. Invests mainly in common stocks of small-capitalization U.S. companies that the Fund's investment manager believes have favorable business trends or prospects. Under normal market conditions, will invest at least 80% of net assets (including any borrowings for investment purposes) in securities of companies having a small market capitalization.
PIMCO VIT - Real Return Portfolio (Administrative Class)	Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management. Invests primarily in investment grade securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality.
Pioneer Variable Contracts Trust - Pioneer Equity Income VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.	Seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations. Normally, the portfolio invests at least 80% of its total assets in income producing equity securities of U.S. issuers. The income producing equity securities in which the portfolio may invest include common stocks, preferred stocks and interests in real estate investment trusts (REITs). The remainder of the portfolio may be invested in debt securities, most of which are expected to be convertible into common stocks.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
Pioneer Variable Contracts Trust - Pioneer Fund VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth. Invests in a broad list of carefully selected, reasonably priced securities rather than in securities whose prices reflect a premium resulting from their current market popularity. The portfolio invests the major portion of its assets in equity securities, primarily of U.S. issuers. For purposes of the portfolio's investment policies, equity securities include common stocks, convertible debt and other equity instruments, such as depositary receipts, warrants, rights, interests in real estate investment trusts (REITs) and preferred stocks.
Pioneer Variable Contracts Trust - Pioneer High Yield VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.	Seeks to maximize total return through a combination of income and capital appreciation. Normally, the portfolio invests at least 80% of its total assets in below investment grade (high yield) debt securities and preferred stocks.
Pioneer Variable Contracts Trust - Pioneer Mid Cap Value VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.	Seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks. Normally, invests at least 80% of total assets in equity securities of mid-size companies, that is, companies with market values within the range of market values of companies included in the Russell Midcap® Value Index.
Wanger Advisors Trust - Wanger Select	Columbia Wanger Asset Management, L.P.	A *nondiversified* fund that seeks long-term growth of capital. Invests generally in the stocks of medium- to larger-size U.S. companies. Invests in a limited number of companies (between 20-40) with market capitalizations under $20 billion, offering the potential to provide above-average growth over time.
Wanger Advisors Trust - Wanger U.S. Smaller Companies	Columbia Wanger Asset Management, L.P.	Seeks long-term growth of capital. Under normal circumstances, invests at least 80% of net assets (plus any borrowings for investment purposes), at market value at the time of investment, in companies with total stock market capitalizations of $5 billion or less at the time of initial purchase. Under normal market conditions, invests at least 80% of its assets (plus any borrowings for investment purposes) in domestic securities.

APPENDIX V
CONDENSED FINANCIAL INFORMATION

TABLE OF CONTENTS

PRO.75996-05

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2004, the following tables give (1) the accumulation unit value (AUV) at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account B available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2004 the "Value at beginning of period" shown is the value at first date of investment. For those subaccounts that ended operations during the period ended December 31, 2004 the "Value at end of period" shown is the value at the last date of investment.

TABLE I
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.75%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during August 1999)										
Value at beginning of period	$8.97	$6.98	$9.292	$12.204	$13.801	$9.979				
Value at end of period	$9.49	$8.97	$6.98	$9.292	$12.204	$13.801				
Number of accumulation units outstanding at end of period	44,456	63,788	117,785	119,757	134,675	11,915				
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during July 1999)										
Value at beginning of period	$7.90	$6.40	$7.636	$9.970	$11.756	$10.215				
Value at end of period	$8.55	$7.90	$6.40	$7.636	$9.970	$11.756				
Number of accumulation units outstanding at end of period	70,644	108,041	100,703	108,312	148,348	36,163				
AIM V.I. GROWTH FUND										
(Funds were first received in this option during August 1999)										
Value at beginning of period	$5.60	$4.30	$6.272	$9.558	$12.111	$9.722				
Value at end of period	$6.01	$5.60	$4.30	$6.272	$9.558	$12.111				
Number of accumulation units outstanding at end of period	69,429	81,577	108,862	144,931	167,340	47,999				
AIM V.I. PREMIER EQUITY FUND										
(Funds were first received in this option during May 1999)										
Value at beginning of period	$7.29	$5.88	$8.488	$9.781	$11.546	$9.764				
Value at end of period	$7.66	$7.29	$5.88	$8.488	$9.781	$11.546				
Number of accumulation units outstanding at end of period	64,429	74,738	97,537	200,922	129,960	83,637				
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$21.15	$17.86	$20.484	$22.178	$23.066	$20.708	$17.944	$15.056	$13.480	$10.518
Value at end of period	$22.73	$21.15	$17.86	$20.484	$22.178	$23.066	$20.708	$17.944	$15.056	$13.480
Number of accumulation units outstanding at end of period	13,375	14,750	15,358	15,423	32,222	37,046	35,544	31,512	33,352	25,730
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$22.86	$17.93	$19.928	$22.881	$24.687	$20.018	$15.517	$12.593	$10.468	$10.000
Value at end of period	$26.20	$22.86	$17.93	$19.928	$22.881	$24.687	$20.018	$15.517	$12.593	$10.468
Number of accumulation units outstanding at end of period	940,536	740,795	690,401	719,837	642,878	732,243	779,942	710,711	569,561	379,862

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$20.16	$15.59	$18.908	$20.045	$18.627	$17.650	$15.930	$12.529	$11.054	$10.000
Value at end of period	$22.32	$20.16	$15.59	$18.908	$20.045	$18.627	$17.650	$15.930	$12.529	$11.054
Number of accumulation units outstanding at end of period	899,688	810,958	686,999	619,584	417,042	519,885	630,682	744,774	544,657	294,244
FIDELITY® VIP GROWTH PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$17.51	$13.28	$19.140	$23.418	$26.504	$19.430	$14.034	$11.451	$10.066	$10.000
Value at end of period	$17.96	$17.51	$13.28	$19.140	$23.418	$26.504	$19.430	$14.034	$11.451	$10.066
Number of accumulation units outstanding at end of period	609,242	801,208	733,179	978,004	1,030,486	874,557	595,859	444,057	379,385	288,576
FIDELITY® VIP OVERSEAS PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$14.00	$9.84	$12.436	$15.894	$19.796	$13.984	$12.496	$11.286	$10.052	$10.000
Value at end of period	$15.79	$14.00	$9.84	$12.436	$15.894	$19.796	$13.984	$12.496	$11.286	$10.052
Number of accumulation units outstanding at end of period	334,500	412,068	183,724	193,611	193,260	182,517	141,714	102,509	70,271	33,813
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$12.18	$9.29	$11.570							
Value at end of period	$14.96	12.18	$9.29							
Number of accumulation units outstanding at end of period	233,334	29,354	19,784							
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO										
(Funds were first received in this option during March 2003)										
Value at beginning of period	$10.23	$7.48								
Value at end of period	$11.17	$10.23								
Number of accumulation units outstanding at end of period	14,067	10,866								
ING AMERICAN CENTURY SELECT PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period	$9.68	$7.26	$7.780							
Value at end of period	$10.06	$9.68	$7.26							
Number of accumulation units outstanding at end of period	40,150	33,601	1,127							
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$10.91	$8.11	$10.120							
Value at end of period	$13.13	$10.91	$8.11							
Number of accumulation units outstanding at end of period	48,611	27,226	9,662							

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.54	$8.72	$9.970							
Value at end of period	$14.66	$11.54	$8.72							
Number of accumulation units outstanding at end of period	123,221	72,761	13,543							
ING FUNDAMENTAL RESEARCH PORTFOLIO										
(Funds were first received in this option during February 2003)										
Value at beginning of period	$10.20	$7.80								
Value at end of period	$11.13	$10.20								
Number of accumulation units outstanding at end of period	5,910	621								
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO										
(Funds were first received in this option during October 2002)										
Value at beginning of period	$9.90	$8.07	$8.320							
Value at end of period	$10.69	$9.90	$8.07							
Number of accumulation units outstanding at end of period	24,427	1,070	1,590							
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$20.30	$15.80	$19.437	$26.801	$33.582	$21.359	$18.070	$17.838		
Value at end of period	$23.96	$20.30	$15.80	$19.437	$26.801	$33.582	$21.359	$18.070		
Number of accumulation units outstanding at end of period	243,086	203,360	200,629	242,232	266,458	331,362	257,953	280,633		
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.87	$9.20	$10.050							
Value at end of period	$14.21	$11.87	$9.20							
Number of accumulation units outstanding at end of period	106,479	25,670	8,925							
ING JULIUS BAER FOREIGN PORTFOLIO										
(Funds were first received in this option during August 2004)										
Value at beginning of period	$9.75									
Value at end of period	$11.72									
Number of accumulation units outstanding at end of period	20,616									
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$24.64	$19.38	$27.966	$37.448	$40.017	$27.097	$21.541	$21.225		
Value at end of period	$27.61	$24.64	$19.38	$27.966	$37.448	$40.017	$27.097	$21.541		
Number of accumulation units outstanding at end of period	134,825	149,651	180,680	212,226	260,806	202,966	167,065	164,474		
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during June 2003)										
Value at beginning of period	$11.33	$10.51								
Value at end of period	$12.49	$11.33								
Number of accumulation units outstanding at end of period	91,791	25,035								

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING OPCAP BALANCED VALUE PORTFOLIO										
(Funds were first received in this option during February 2003)										
Value at beginning of period	$10.83	$8.19								
Value at end of period	$11.85	$10.83								
Number of accumulation units outstanding at end of period	90,165	60,055								
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period	$10.92	$8.35	$9.320							
Value at end of period	$12.47	$10.92	$8.35							
Number of accumulation units outstanding at end of period	1,215	52	54							
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.10	$10.75	$10.000							
Value at end of period	$11.50	$11.10	$10.75							
Number of accumulation units outstanding at end of period	237,732	138,571	69,179							
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$13.68	$9.97	$15.534	$20.927	$29.605	$19.769	$15.361	$15.547		
Value at end of period	$14.90	$13.68	$9.97	$15.534	$20.927	$29.605	$19.769	$15.361		
Number of accumulation units outstanding at end of period	258,443	352,629	337,985	443,965	478,944	457,665	562,097	598,078		
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period	$10.73	$7.69	$7.640							
Value at end of period	$11.55	$10.73	$7.69							
Number of accumulation units outstanding at end of period	86,617	75,629	655							
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period	$10.53	$7.34	$8.020							
Value at end of period	$11.35	$10.53	$7.34							
Number of accumulation units outstanding at end of period	32,164	72,921	24,273							
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during June 2003)										
Value at beginning of period	$12.22	$11.11								
Value at end of period	$13.93	$12.22								
Number of accumulation units outstanding at end of period	110,302	41,259								
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$19.55	$15.04	$19.759	$22.174	$22.348	$18.407	$14.534	$14.237		
Value at end of period	$21.35	$19.55	$15.04	$19.759	$22.174	$22.348	$18.407	$14.534		
Number of accumulation units outstanding at end of period	413,855	399,672	242,810	246,671	271,254	314,992	335,510	360,615		

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$13.31	$10.73	$14.392	$18.328	$19.332	$15.703	$12.863	$13.110		
Value at end of period	$15.16	$13.31	$10.73	$14.392	$18.328	$19.332	$15.703	$12.863		
Number of accumulation units outstanding at end of period	202,036	200,228	226,503	270,714	292,094	331,760	428,785	462,383		
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$10.73	$8.34	$10.230							
Value at end of period	$12.43	$10.73	$8.34							
Number of accumulation units outstanding at end of period	228,373	50,266	26,016							
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period	$10.14	$9.48								
Value at end of period	$11.13	$10.14								
Number of accumulation units outstanding at end of period	9,073	2,396								
ING VP BALANCED PORTFOLIO, INC.										
Value at beginning of period	$24.72	$20.95	$23.535	$24.755	$25.081	$22.244	$19.166	$15.765	$13.803	$10.971
Value at end of period	$26.84	$24.72	$20.95	$23.535	$24.755	$25.081	$22.244	$19.166	$15.765	$13.803
Number of accumulation units outstanding at end of period	929,064	936,581	986,779	1,282,885	1,315,034	1,579,288	1,798,425	1,970,116	2,141,189	6,430,772
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO										
(Funds were first received in this option during May 2000)										
Value at beginning of period	$3.76	$2.61	$4.473	$5.850	$9.999					
Value at end of period	$3.69	$3.76	$2.61	$4.473	$5.850					
Number of accumulation units outstanding at end of period	572,202	663,725	470,065	549,436	319,735					
ING VP GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$19.63	$15.69	$21.072	$26.020	$29.444	$25.265	$22.233	$17.246	$13.972	$10.698
Value at end of period	$21.12	$19.63	$15.69	$21.072	$26.020	$29.444	$25.265	$22.233	$17.246	$13.972
Number of accumulation units outstanding at end of period	5,523,035	6,316,075	7,378,211	8,597,331	10,227,817	11,813,416	12,975,484	14,879,862	14,930,380	30,554,957
ING VP GROWTH PORTFOLIO										
(Funds were first received in this option during January 1998)										
Value at beginning of period	$13.97	$10.80	$15.311	$21.151	$24.203	$18.067	$13.239			
Value at end of period	$14.86	$13.97	$10.80	$15.311	$21.151	$24.203	$18.067			
Number of accumulation units outstanding at end of period	351,385	460,683	558,746	662,293	791,027	626,397	428,697			
ING VP INDEX PLUS LARGECAP PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during September 1996 when the portfolio became available under the contract)										
Value at beginning of period	$17.61	$14.07	$18.059	$21.065	$23.427	$18.989	$14.538	$10.940	$10.000	
Value at end of period	$19.33	$17.61	$14.07	$18.059	$21.065	$23.427	$18.989	$14.538	$10.940	
Number of accumulation units outstanding at end of period	1,062,735	1,059,396	999,688	1,191,685	1,133,418	1,552,902	1,060,363	485,417	72,973	

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING VP INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during July 1998)										
Value at beginning of period	$16.79	$12.78	$14.642	$14.951	$12.561	$10.928	$9.950			
Value at end of period	$19.43	$16.79	$12.78	$14.642	$14.951	$12.561	$10.928			
Number of accumulation units outstanding at end of period	762,456	685,256	757,291	512,594	357,969	60,811	16,207			
ING VP INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during June 1998)										
Value at beginning of period	$12.54	$9.28	$10.776	$10.602	$9.727	$8.846	$9.407			
Value at end of period	$15.20	$12.54	$9.28	$10.776	$10.602	$9.727	$8.846			
Number of accumulation units outstanding at end of period	472,530	424,685	328,141	169,151	74,216	76,971	53,460			
ING VP INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$19.00	$18.01	$16.749	$15.519	$14.260	$14.475	$13.486	$12.546	$12.212	$10.457
Value at end of period	$19.78	$19.00	$18.01	$16.749	$15.519	$14.260	$14.475	$13.486	$12.546	$12.212
Number of accumulation units outstanding at end of period	1,071,475	1,093,869	1,401,270	1,582,543	1,459,552	1,654,932	2,012,308	1,921,538	2,206,334	4,853,662
ING VP INTERNATIONAL EQUITY PORTFOLIO										
(Funds were first received in this option during June 1998)										
Value at beginning of period	$8.39	$6.40	$8.793	$11.639	$14.718	$9.798	$10.288			
Value at end of period	$9.75	$8.39	$6.40	$8.793	$11.639	$14.718	$9.798			
Number of accumulation units outstanding at end of period	56,079	31,701	59,835	80,011	84,649	44,538	29,000			
ING VP INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$10.36	$8.03	$9.940							
Value at end of period	$12.07	$10.36	$8.03							
Number of accumulation units outstanding at end of period	168,356	79,036	34,787							
ING VP MAGNACAP PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$8.91	$6.85	$8.720							
Value at end of period	$9.64	$8.91	$6.85							
Number of accumulation units outstanding at end of period	10,392	4,209	3,913							
ING VP MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$9.45	$6.97	$8.800							
Value at end of period	$10.46	$9.45	$6.97							
Number of accumulation units outstanding at end of period	22,194	79,747	10,442							
ING VP MONEY MARKET PORTFOLIO										
Value at beginning of period	$14.46	$14.44	$14.318	$13.879	$13.145	$12.604	$12.041	$11.502	$11.007	$10.509
Value at end of period	$14.51	$14.46	$14.44	$14.318	$13.879	$13.145	$12.604	$12.041	$11.502	$11.007
Number of accumulation units outstanding at end of period	1,029,619	1,310,807	2,039,091	2,482,499	2,718,810	2,521,960	2,102,275	2,066,545	2,421,519	4,354,272
ING VP NATURAL RESOURCES TRUST										
Value at beginning of period	$15.64	$12.07	$12.420	$14.886	$12.670	$11.189	$14.025	$13.188	$10.479	$9.079
Value at end of period	$17.48	$15.64	$12.07	$12.420	$14.886	$12.670	$11.189	$14.025	$13.188	$10.479
Number of accumulation units outstanding at end of period	30,688	14,532	20,937	40,152	43,624	65,370	92,175	106,926	73,669	162,462

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING VP REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2004)										
Value at beginning of period	$11.87									
Value at end of period	$13.93									
Number of accumulation units outstanding at end of period	58,651									
ING VP SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$20.30	$14.88	$19.526	$18.917	$17.859	$13.751	$13.704	$13.211		
Value at end of period	$23.05	$20.30	$14.88	$19.526	$18.917	$17.859	$13.751	$13.704		
Number of accumulation units outstanding at end of period	306,182	367,449	362,104	356,106	282,407	177,817	90,092	2,408		
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$6.90	$5.02	$7.510							
Value at end of period	$7.55	$6.90	$5.02							
Number of accumulation units outstanding at end of period	122,293	188,393	3,032							
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$16.41	$13.84	$15.410	$16.994	$16.750	$15.312	$14.566	$12.483	$10.594	$10.000
Value at end of period	$17.95	$16.41	$13.84	$15.410	$16.994	$16.750	$15.312	$14.566	$12.483	$10.594
Number of accumulation units outstanding at end of period	101,618	103,788	145,425	120,719	125,910	124,069	119,246	100,256	26,260	16,953
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$16.69	$13.52	$15.799	$17.996	$18.253	$16.082	$15.535	$13.055	$10.652	$10.000
Value at end of period	$18.56	$16.69	$13.52	$15.799	$17.996	$18.253	$16.082	$15.535	$13.055	$10.652
Number of accumulation units outstanding at end of period	167,875	160,276	151,275	123,989	118,220	129,605	104,608	90,134	35,959	16,791
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during September 1995, when the fund became available under the contract)										
Value at beginning of period	$16.37	$14.51	$15.285	$15.775	$15.164	$14.266	$13.441	$11.826	$10.443	$10.000
Value at end of period	$17.54	$16.37	$14.51	$15.285	$15.775	$15.164	$14.266	$13.441	$11.826	$10.443
Number of accumulation units outstanding at end of period	39,677	39,733	43,245	51,743	59,794	77,496	120,312	54,849	7,510	2,222

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING VP VALUE OPPORTUNITY PORTFOLIO										
(Funds were first received in this option during June 1998)										
Value at beginning of period	$17.11	$13.84	$18.828	$20.989	$19.190	$16.169	$12.632			
Value at end of period	$18.71	$17.11	$13.84	$18.828	$20.989	$19.190	$16.169			
Number of accumulation units outstanding at end of period	193,403	267,708	246,273	283,291	121,019	93,802	91,722			
JANUS ASPEN BALANCED PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$24.47	$21.62	$23.285	$24.619	$25.370	$20.165	$15.130	$12.484	$10.835	$10.000
Value at end of period	$26.36	$24.47	$21.62	$23.285	$24.619	$25.370	$20.165	$15.130	$12.484	$10.835
Number of accumulation units outstanding at end of period	376,518	513,518	630,340	787,162	688,649	545,606	241,070	152,646	111,525	7,772
JANUS ASPEN FLEXIBLE BOND PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during October 1994, when the funds were first received in this option)										
Value at beginning of period	$20.72	$19.62	$17.891	$16.731	$15.864	$15.731	$14.527	$13.096	$12.094	$9.886
Value at end of period	$21.38	$20.72	$19.62	$17.891	$16.731	$15.864	$15.731	$14.527	$13.096	$12.094
Number of accumulation units outstanding at end of period	122,927	185,977	231,891	323,208	237,152	190,660	199,467	97,715	73,340	84,048
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$18.09	$13.83	$18.996	$25.390	$29.936	$20.948	$15.558	$12.770	$10.870	$10.000
Value at end of period	$18.76	$18.09	$13.83	$18.996	$25.390	$29.936	$20.948	$15.558	$12.770	$10.870
Number of accumulation units outstanding at end of period	269,491	426,544	565,226	710,104	757,793	668,409	244,107	197,548	144,443	26,022
JANUS ASPEN MID CAP GROWTH PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during October 1994, when the funds were first received in this option)										
Value at beginning of period	$18.09	$13.49	$18.857	$31.380	$46.370	$20.726	$15.554	$13.909	$12.992	$10.319
Value at end of period	$21.68	$18.09	$13.49	$18.857	$31.380	$46.370	$20.726	$15.554	$13.909	$12.992
Number of accumulation units outstanding at end of period	508,474	706,992	858,374	1,131,518	1,382,322	1,056,343	459,710	427,692	433,363	723,839
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$20.70	$16.82	$22.744	$29.545	$35.298	$21.626	$16.901	$13.940	$10.893	$10.000
Value at end of period	$21.52	$20.70	$16.82	$22.744	$29.545	$35.298	$21.626	$16.901	$13.940	$10.893
Number of accumulation units outstanding at end of period	636,924	919,159	1,211,566	1,445,274	1,691,751	1,601,735	1,346,457	1,273,110	803,488	227,582

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$10.29	$7.91	$9.370							
Value at end of period	$11.50	$10.29	$7.91							
Number of accumulation units outstanding at end of period	431,108	195,607	20,717							
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$10.38	$8.38	$9.680							
Value at end of period	$12.78	$10.38	$8.38							
Number of accumulation units outstanding at end of period	226,937	89,083	44,193							
OPPENHEIMER GLOBAL SECURITIES FUND/VA										
(Funds were first received in this option during July 1998)										
Value at beginning of period	$15.80	$11.13	$14.400	$16.495	$15.814	$10.053	$10.004			
Value at end of period	$18.68	$15.80	$11.13	$14.400	$16.495	$15.814	$10.053			
Number of accumulation units outstanding at end of period	695,650	485,487	294,074	242,920	177,896	38,363	9,360			
OPPENHEIMER STRATEGIC BOND FUND/VA										
(Funds were first received in this option during July 1998)										
Value at beginning of period	$13.42	$11.46	$10.742	$10.323	$10.133	$9.929	$10.098			
Value at end of period	$14.48	$13.42	$11.46	$10.742	$10.323	$10.199	$9.929			
Number of accumulation units outstanding at end of period	201,562	84,949	53,131	17,304	13,676	3,553	625			
OPPENHEIMER STRATEGIC BOND FUND/VA										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$10.25									
Value at end of period	$10.82									
Number of accumulation units outstanding at end of period	48,252									
PIONEER EQUITY INCOME VCT PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$9.79	$8.05	$9.620							
Value at end of period	$11.31	$9.79	$8.05							
Number of accumulation units outstanding at end of period	84,427	961	6,033							
PIONEER FUND VCT PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period	$9.32	$7.59	$7.580							
Value at end of period	$10.29	$9.32	$7.59							
Number of accumulation units outstanding at end of period	5,033	419	172							
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during October 2004)										
Value at beginning of period	$10.39									
Value at end of period	$10.68									
Number of accumulation units outstanding at end of period	20,207									

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
PIONEER MID CAP VALUE VCT PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$12.00	$8.80	$10.500							
Value at end of period	$14.55	$12.00	$8.80							
Number of accumulation units outstanding at end of period	173,076	49,902	1,847							
WANGER SELECT										
(Funds were first received in this option during October 2004)										
Value at beginning of period	$10.26									
Value at end of period	$11.45									
Number of accumulation units outstanding at end of period	21,769									
WANGER U.S. SMALLER COMPANIES										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$9.99									
Value at end of period	$11.61									
Number of accumulation units outstanding at end of period	8,397									

CONDENSED FINANCIAL INFORMATION

TABLE II
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999
AIM V.I. CAPITAL APPRECIATION FUND						
(Funds were first received in this option during October 2002)						
Value at beginning of period	$8.95	$6.96	$6.970			
Value at end of period	$9.46	$8.95	$6.96			
Number of accumulation units outstanding at end of period	998	756	756			
AIM V.I. CORE EQUITY FUND						
(Funds were first received in this option during November 2000)						
Value at beginning of period	$7.88	$6.39	$7.626	$9.962	$10.973	
Value at end of period	$8.52	$7.88	$6.39	$7.626	$9.962	
Number of accumulation units outstanding at end of period	1,351	991	886	207	56	
AIM V.I. GROWTH FUND						
(Funds were first received in this option during March 2000)						
Value at beginning of period	$5.58	$4.29	$6.263	$9.550	$12.772	
Value at end of period	$5.99	$5.58	$4.29	$6.263	$9.550	
Number of accumulation units outstanding at end of period	1,883	1,480	1,038	2,465	2,234	
AIM V.I. PREMIER EQUITY FUND						
(Funds were first received in this option during January 2000)						
Value at beginning of period	$7.28	$5.86	$8.477	$9.773	$10.772	
Value at end of period	$7.64	$7.28	$5.86	$8.477	$9.773	
Number of accumulation units outstanding at end of period	1,438	1,138	1,140	1,681	1,829	
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during March 1999)						
Value at beginning of period	$12.74	$10.00	$11.118	$12.772	$13.787	$11.460
Value at end of period	$14.60	$12.74	$10.00	$11.118	$12.772	$13.787
Number of accumulation units outstanding at end of period	64,656	48,269	19,242	9,644	7,548	5,461
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during March 1999)						
Value at beginning of period	$11.51	$8.90	$10.802	$11.457	$10.651	$10.181
Value at end of period	$12.73	$11.51	$8.90	$10.802	$11.457	$10.651
Number of accumulation units outstanding at end of period	11,078	10,948	8,584	1,968	1,315	654
FIDELITY® VIP GROWTH PORTFOLIO						
(Funds were first received in this option during March 1999)						
Value at beginning of period	$10.56	$8.02	$11.560	$14.152	$16.024	$12.390
Value at end of period	$10.83	$10.56	$8.02	$11.560	$14.152	$16.024
Number of accumulation units outstanding at end of period	16,517	13,775	12,915	8,593	6,686	4,299

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
FIDELITY® VIP OVERSEAS PORTFOLIO						
(Funds were first received in this option during November 2000)						
Value at beginning of period	$9.75	$6.85	$8.665	$11.081	$10.700	
Value at end of period	$10.99	$9.75	$6.85	$8.665	$11.081	
Number of accumulation units outstanding at end of period	161	711	60	61	42	
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during December 2003)						
Value at beginning of period	$12.17	$11.69				
Value at end of period	$14.94	$12.17				
Number of accumulation units outstanding at end of period	95	30				
ING AMERICAN CENTURY SELECT PORTFOLIO						
(Funds were first received in this option during May 2003)						
Value at beginning of period	$9.67	$8.18				
Value at end of period	$10.05	$9.67				
Number of accumulation units outstanding at end of period	1,728	1,503				
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$12.66					
Value at end of period	$13.12					
Number of accumulation units outstanding at end of period	336					
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$11.53	$10.84				
Value at end of period	$14.64	$11.53				
Number of accumulation units outstanding at end of period	503	119				
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO						
(Funds were first received in this option during October 2002)						
Value at beginning of period	$9.90	$8.07	$8.070			
Value at end of period	$10.67	$9.90	$8.07			
Number of accumulation units outstanding at end of period	873	652	652			
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO						
(Funds were first received in this option during March 1999 and October 2004)						
Value at beginning of period	$9.83			$12.397	$15.541	$10.107
Value at end of period	$11.06			$9.832	$12.397	$15.541
Number of accumulation units outstanding at end of period	3,897			0	321	230
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during March 1999)						
Value at beginning of period		$7.61	$10.983	$14.714	$15.732	$10.883
Value at end of period		$8.71	$7.61	$10.983	$14.714	$15.732
Number of accumulation units outstanding at end of period		0	269	2,679	718	188

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$12.22					
Value at end of period	$12.48					
Number of accumulation units outstanding at end of period	1,012					
ING OPCAP BALANCED VALUE PORTFOLIO						
(Funds were first received in this option during August 2002)						
Value at beginning of period		$8.37	$7.940			
Value at end of period		$10.50	$8.37			
Number of accumulation units outstanding at end of period		0	822			
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during August 2002)						
Value at beginning of period		$10.75	$10.320			
Value at end of period		$11.07	$10.75			
Number of accumulation units outstanding at end of period		0	676			
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO						
(Funds were first received in this option during March 1999)						
Value at beginning of period	$7.48	$5.45	$8.497	$11.453	$16.210	$10.087
Value at end of period	$8.14	$7.48	$5.45	$8.497	$11.453	$16.210
Number of accumulation units outstanding at end of period	4,263	11,872	2,175	1,964	8,940	12,648
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO						
(Funds were first received in this option during January 2004)						
Value at beginning of period	$11.07					
Value at end of period	$11.33					
Number of accumulation units outstanding at end of period	315					
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during March 1999)						
Value at beginning of period	$11.57	$8.90	$11.702	$13.138	$13.248	$10.925
Value at end of period	$12.62	$11.57	$8.90	$11.702	$13.138	$13.248
Number of accumulation units outstanding at end of period	1,745	8,178	1,682	1,873	1,705	1,256
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during July 2002)						
Value at beginning of period	$10.72	$8.33	$8.590			
Value at end of period	$12.41	$10.72	$8.33			
Number of accumulation units outstanding at end of period	2,753	2,360	251			
ING VP BALANCED PORTFOLIO, INC.						
(Funds were first received in this option during March 1999)						
Value at beginning of period	$11.71	$9.93	$11.157	$11.741	$11.902	$10.548
Value at end of period	$12.71	$11.71	$9.93	$11.157	$11.741	$11.902
Number of accumulation units outstanding at end of period	12,329	6,770	4,113	5,808	8,875	7,910

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO						
(Funds were first received in this option during September 2000)						
Value at beginning of period	$3.76	$2.60	$4.469	$5.848	$7.729	
Value at end of period	$3.68	$3.76	$2.60	$4.469	$5.848	
Number of accumulation units outstanding at end of period	3,645	5,114	3,512	3,508	3,062	
ING VP GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during March 1999)						
Value at beginning of period	$7.91	$6.32	$8.495	$10.495	$11.882	$10.246
Value at end of period	$8.50	$7.91	$6.32	$8.495	$10.495	$11.882
Number of accumulation units outstanding at end of period	36,333	41,039	36,379	35,672	34,376	25,734
ING VP GROWTH PORTFOLIO						
(Funds were first received in this option during March 1999)						
Value at beginning of period	$8.70	$6.72	$9.539	$13.184	$15.094	$11.536
Value at end of period	$9.25	$8.70	$6.72	$9.539	$13.184	$15.094
Number of accumulation units outstanding at end of period	330	2,781	2,599	8,282	6,155	4,940
ING VP INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during March 1999)						
Value at beginning of period	$10.26	$8.20	$10.532	$12.292	$13.677	$11.411
Value at end of period	$11.25	$10.26	$8.20	$10.532	$12.292	$13.677
Number of accumulation units outstanding at end of period	19,914	18,598	15,082	16,047	21,613	18,623
ING VP INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during November 2000)						
Value at beginning of period	$17.49	$13.31	$15.261	$15.591	$15.024	
Value at end of period	$20.23	$17.49	$13.31	$15.261	$15.591	
Number of accumulation units outstanding at end of period	27,766	29,310	18,709	4,872	2,190	
ING VP INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during March 1999)						
Value at beginning of period	$13.49	$9.99	$11.604	$11.423	$10.485	$8.325
Value at end of period	$16.34	$13.49	$9.99	$11.604	$11.423	$10.485
Number of accumulation units outstanding at end of period	14,221	6,950	754	10	10	10
ING VP INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during November 2000)						
Value at beginning of period	$13.60	$12.89	$11.996	$11.121	$10.970	
Value at end of period	$14.14	$13.60	$12.89	$11.996	$11.121	
Number of accumulation units outstanding at end of period	1,182	2,255	2,109	809	8	
ING VP INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during June 2002)						
Value at beginning of period	$10.35	$8.03	$9.070			
Value at end of period	$12.05	$10.35	$8.03			
Number of accumulation units outstanding at end of period	18,768	590	963			

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
ING VP MIDCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during October 2003)						
Value at beginning of period	$9.44	$9.16				
Value at end of period	$10.44	$9.44				
Number of accumulation units outstanding at end of period	3,912	3,580				
ING VP MONEY MARKET PORTFOLIO						
(Funds were first received in this option during August 2000)						
Value at beginning of period	$11.71	$11.70	$11.610	$11.260	$11.066	
Value at end of period	$11.75	$11.71	$11.70	$11.610	$11.260	
Number of accumulation units outstanding at end of period	4,345	12,392	16,459	8,973	46	
ING VP REAL ESTATE PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$10.29					
Value at end of period	$13.93					
Number of accumulation units outstanding at end of period	14,429					
ING VP SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during March 1999)						
Value at beginning of period	$14.01	$10.27	$13.491	$13.077	$12.352	$8.741
Value at end of period	$15.90	$14.01	$10.27	$13.491	$13.077	$12.352
Number of accumulation units outstanding at end of period	23,143	37,662	35,405	31,307	35,990	25,984
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO						
(Funds were first received in this option during March 1999)						
Value at beginning of period			$10.788	$11.139	$10.713	$9.846
Value at end of period			$10.29	$10.788	$11.139	$10.713
Number of accumulation units outstanding at end of period			0	525	832	3,827
ING VP VALUE OPPORTUNITY PORTFOLIO						
(Funds were first received in this option during March 1999)						
Value at beginning of period	$11.57	$9.36	$12.749	$14.220	$13.007	$10.626
Value at end of period	$12.65	$11.57	$9.36	$12.749	$14.220	$13.007
Number of accumulation units outstanding at end of period	16,995	19,232	25,733	23,907	14,497	11,412
JANUS ASPEN BALANCED PORTFOLIO						
(Funds were first received in this option during March 1999)						
Value at beginning of period	$13.94	$12.32	$13.276	$14.043	$14.479	$12.137
Value at end of period	$15.01	$13.94	$12.32	$13.276	$14.043	$14.479
Number of accumulation units outstanding at end of period	4,925	9,373	21,382	13,630	2,450	436
JANUS ASPEN FLEXIBLE BOND PORTFOLIO						
(Funds were first received in this option during March 1999)						
Value at beginning of period	$13.56	$12.85	$11.721	$10.967	$10.404	$10.355
Value at end of period	$13.98	$13.56	$12.85	$11.721	$10.967	$10.404
Number of accumulation units outstanding at end of period	95	1,020	1,938	1,721	1,409	978

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO						
(Funds were first received in this option during March 1999)						
Value at beginning of period	$9.84	$7.53	$10.325	$13.829	$16.313	$12.040
Value at end of period	$10.20	$9.84	$7.53	$10.325	$13.829	$16.313
Number of accumulation units outstanding at end of period	4,687	7,900	10,427	23,971	13,511	4,195
JANUS ASPEN MID CAP GROWTH PORTFOLIO						
(Funds were first received in this option during March 1999)						
Value at beginning of period	$10.16	$7.58	$10.599	$17.646	$26.089	$12.588
Value at end of period	$12.16	$10.16	$7.58	$10.599	$17.646	$26.089
Number of accumulation units outstanding at end of period	2,107	5,236	4,663	26,238	16,278	11,071
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO						
(Funds were first received in this option during March 1999)						
Value at beginning of period	$9.72	$7.90	$10.694	$13.899	$16.613	$10.532
Value at end of period	$10.10	$9.72	$7.90	$10.694	$13.899	$16.613
Number of accumulation units outstanding at end of period	14,506	24,139	25,671	30,407	26,789	17,701
LORD ABBETT GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during October 2003)						
Value at beginning of period	$10.27	$9.48				
Value at end of period	$11.48	$10.27				
Number of accumulation units outstanding at end of period	809	367				
LORD ABBETT MID-CAP VALUE PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$10.37	$9.54				
Value at end of period	$12.76	$10.37				
Number of accumulation units outstanding at end of period	1,002	546				
OPPENHEIMER GLOBAL SECURITIES FUND/VA						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$15.85	$11.17	$14.460	$16.571	$16.352	
Value at end of period	$18.73	$15.85	$11.17	$14.460	$16.571	
Number of accumulation units outstanding at end of period	20,499	16,958	12,340	5,322	151	
PIONEER EQUITY INCOME VCT PORTFOLIO						
(Funds were first received in this option during March 2003)						
Value at beginning of period	$9.78	$7.70				
Value at end of period	$11.29	$9.78				
Number of accumulation units outstanding at end of period	6,299	475				
PIONEER MID CAP VALUE VCT PORTFOLIO						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$12.54					
Value at end of period	$14.53					
Number of accumulation units outstanding at end of period	9,990					

CONDENSED FINANCIAL INFORMATION

TABLE III
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$8.76	$6.85	$9.168	$12.101	$13.753	$10.008				
Value at end of period	$9.22	$8.76	$6.85	$9.168	$12.101	$13.753				
Number of accumulation units outstanding at end of period	4,777	10,189	7,142	21,607	16,498	2,630				
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$7.72	$6.28	$7.534	$9.887	$11.716	$9.568				
Value at end of period	$8.31	$7.72	$6.28	$7.534	$9.887	$11.716				
Number of accumulation units outstanding at end of period	47,386	44,573	41,012	40,659	55,310	10,587				
AIM V.I. GROWTH FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$5.47	$4.22	$6.188	$9.477	$12.069	$9.663				
Value at end of period	$5.84	$5.47	$4.22	$6.188	$9.477	$12.069				
Number of accumulation units outstanding at end of period	9,140	13,653	17,754	22,530	15,454	1,843				
AIM V.I. PREMIER EQUITY FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$7.12	$5.77	$8.375	$9.699	$11.506	$9.891				
Value at end of period	$7.44	$7.12	$5.77	$8.375	$9.699	$11.506				
Number of accumulation units outstanding at end of period	4,628	8,618	17,055	23,206	11,764	6,924				
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$20.34	$17.26	$19.893	$21.647	$22.626	$20.415	$17.779	$14.992	$10.518	$11.010
Value at end of period	$21.74	$20.34	$17.26	$19.893	$21.647	$22.626	$20.415	$17.779	$13.480	$10.518
Number of accumulation units outstanding at end of period	7,769	7,083	5,689	7,168	7,201	8,236	8,742	20,122	6,303	25,730
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$21.98	$17.33	$19.354	$22.333	$24.217	$19.735	$15.374	$12.540	$10.468	$10.000
Value at end of period	$25.07	$21.98	$17.33	$19.354	$22.333	$24.217	$19.735	$15.374	$12.540	$10.468
Number of accumulation units outstanding at end of period	578,222	459,840	368,356	350,846	365,499	449,134	488,102	465,699	273,189	379,862
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$19.39	$15.06	$18.363	$19.565	$18.272	$17.400	$15.784	$12.475	$11.054	$10.000
Value at end of period	$21.35	$19.39	$15.06	$18.363	$19.565	$18.272	$17.400	$15.784	$12.475	$11.054
Number of accumulation units outstanding at end of period	517,940	447,621	362,704	304,410	204,704	236,374	298,921	328,562	208,072	294,244

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
FIDELITY® VIP GROWTH PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$16.83	$12.83	$18.588	$22.858	$25.999	$19.155	$13.904	$11.402	$10.066	$10.000
Value at end of period	$17.19	$16.83	$12.83	$18.588	$22.858	$25.999	$19.155	$13.904	$11.402	$10.066
Number of accumulation units outstanding at end of period	376,032	444,798	424,020	497,068	536,656	474,649	324,558	229,060	199,720	288,576
FIDELITY® VIP OVERSEAS PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$13.46	$9.51	$12.077	$15.514	$19.419	$13.786	$12.381	$11.238	$10.052	$10.000
Value at end of period	$15.11	$13.46	$9.51	$12.077	$15.514	$19.419	$13.786	$12.381	$11.238	$10.052
Number of accumulation units outstanding at end of period	132,647	99,214	41,584	40,745	33,208	37,275	54,226	51,781	38,994	33,183
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$12.04	$9.22	$11.680							
Value at end of period	$14.71	$12.04	$9.22							
Number of accumulation units outstanding at end of period	54,597	23,696	19,632							
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$10.14	$7.82	$10.020							
Value at end of period	$11.02	$10.14	$7.82							
Number of accumulation units outstanding at end of period	20,197	6,281	1,835							
ING AMERICAN CENTURY SELECT PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$9.60	$7.24	$9.420							
Value at end of period	$9.93	$9.60	$7.24							
Number of accumulation units outstanding at end of period	6,768	4,186	170							
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period	$10.81	$9.30	$9.470							
Value at end of period	$12.96	$10.81	$9.30							
Number of accumulation units outstanding at end of period	15,264	9,102	6,554							
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period	$11.45	$9.68	$9.860							
Value at end of period	$14.47	$11.45	$9.68							
Number of accumulation units outstanding at end of period	63,158	36,427	6,057							

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING FUNDAMENTAL RESEARCH PORTFOLIO										
(Funds were first received in this option during April 2004)										
Value at beginning of period	$10.45									
Value at end of period	$10.98									
Number of accumulation units outstanding at end of period	1,166									
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period	$9.82	$8.11								
Value at end of period	$10.55	$9.82								
Number of accumulation units outstanding at end of period	3,290	454								
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$19.52	$15.27	$18.876	$26.160	$32.942	$21.057	$17.903	$17.682		
Value at end of period	$22.92	$19.52	$15.27	$18.876	$26.160	$32.942	$21.057	$17.903		
Number of accumulation units outstanding at end of period	209,092	202,506	216,775	254,404	286,301	316,726	360,392	411,600		
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period	$11.78	$9.17	$9.120							
Value at end of period	$14.02	$11.78	$9.17							
Number of accumulation units outstanding at end of period	29,365	14,775	525							
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$23.69	$18.73	$27.159	$36.551	$39.254	$26.713	$21.343	$21.038		
Value at end of period	$26.41	$23.69	$18.73	$27.159	$36.551	$39.254	$26.713	$21.343		
Number of accumulation units outstanding at end of period	177,277	204,828	249,445	300,792	335,970	278,562	303,746	296,540		
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during September 2003)										
Value at beginning of period	$11.29	$10.57								
Value at end of period	$12.39	$11.29								
Number of accumulation units outstanding at end of period	46,457	9,006								
ING OPCAP BALANCED VALUE PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period	$10.73	$8.34	$8.350							
Value at end of period	$11.70	$10.73	$8.34							
Number of accumulation units outstanding at end of period	79,196	46,766	1,003							
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period	$10.83	$8.32	$8.330							
Value at end of period	$12.30	$10.83	$8.32							
Number of accumulation units outstanding at end of period	588	392	115							

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period	$11.01	$10.72	$10.400							
Value at end of period	$11.35	$11.01	$10.72							
Number of accumulation units outstanding at end of period	63,478	56,188	25,283							
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$13.15	$9.64	$15.086	$20.426	$29.040	$19.489	$15.219	$15.411		
Value at end of period	$14.25	$13.15	$9.64	$15.086	$20.426	$29.040	$19.489	$15.219		
Number of accumulation units outstanding at end of period	327,368	365,960	353,915	420,422	455,264	485,026	695,813	742,913		
ING SALOMON BROTHERS FUNDAMENTAL VALUE										
(Funds were first received in this option during January 2003)										
Value at beginning of period	$10.64	$8.36								
Value at end of period	$11.40	$10.64								
Number of accumulation units outstanding at end of period	37,945	34,134								
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period	$10.44	$7.31	$7.340							
Value at end of period	$11.20	$10.44	$7.31							
Number of accumulation units outstanding at end of period	15,530	17,476	70							
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during June 2003)										
Value at beginning of period	$12.17	$10.71								
Value at end of period	$13.81	$12.17								
Number of accumulation units outstanding at end of period	55,087	16,437								
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$18.80	$14.54	$19.189	$21.643	$21.922	$18.146	$14.400	$14.112		
Value at end of period	$20.42	$18.80	$14.54	$19.189	$21.643	$21.922	$18.146	$14.400		
Number of accumulation units outstanding at end of period	217,537	218,596	192,650	212,838	192,790	177,799	287,914	231,297		
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$12.79	$10.37	$13.976	$17.889	$18.963	$15.481	$12.744	$12.995		
Value at end of period	$14.50	$12.79	$10.37	$13.976	$17.889	$18.963	$15.481	12.744		
Number of accumulation units outstanding at end of period	261,134	279,653	300,021	351,117	395,373	408,870	605,271	664,979		

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$10.64	$8.31	$10.220							
Value at end of period	$12.26	$10.64	$8.31							
Number of accumulation units outstanding at end of period	50,628	22,950	12,024							
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period	$10.05	$8.01	$7.990							
Value at end of period	$10.98	$10.05	$8.01							
Number of accumulation units outstanding at end of period	3,088	2,833	53							
ING VP BALANCED PORTFOLIO, INC.										
Value at beginning of period	$23.77	$20.25	$22.856	$24.163	$24.603	$21.929	$18.989	$15.698	$13.803	$10.971
Value at end of period	$25.68	$23.77	$20.25	$22.856	$24.163	$24.603	$21.929	$18.989	$15.698	$13.803
Number of accumulation units outstanding at end of period	1,342,969	1,352,428	1,483,863	1,725,814	2,014,690	2,278,136	2,929,720	3,174,738	3,885,730	6,430,772
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO										
(Funds were first received in this option during May 2000)										
Value at beginning of period	$3.70	$2.57	$4.436	$5.831	$9.558					
Value at end of period	$3.60	$3.70	$2.57	$4.436	$5.831					
Number of accumulation units outstanding at end of period	238,094	325,256	240,058	172,469	127,430					
ING VP GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$18.87	$15.16	$20.465	$25.397	$28.883	$24.907	$22.028	$17.173	$13.972	$10.698
Value at end of period	$20.20	$18.87	$15.16	$20.465	$25.397	$28.883	$24.907	$22.028	$17.173	$13.972
Number of accumulation units outstanding at end of period	3,268,534	3,649,456	4,278,162	5,447,988	6,188,910	7,212,849	9,491,619	10,689,845	15,372,944	30,554,957
ING VP GROWTH PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$13.51	$10.49	$14.953	$20.761	$23.875	$17.912	$13.173	$14.437		
Value at end of period	$14.30	$13.51	$10.49	$14.953	$20.761	$23.875	$17.912	$13.173		
Number of accumulation units outstanding at end of period	48,730	62,049	84,933	114,785	133,052	172,425	140,522	2,695		
ING VP INDEX PLUS LARGECAP PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during September 1996, when the portfolio became available under the contract)										
Value at beginning of period	$16.98	$13.63	$17.587	$20.618	$23.044	$18.772	$14.444	$10.924	$10.000	
Value at end of period	$18.54	$16.98	$13.63	$17.587	$20.618	$23.044	$18.772	$14.444	$10.924	
Number of accumulation units outstanding at end of period	306,916	308,018	288,486	331,962	331,181	347,854	527,155	266,429	89,498	
ING VP INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$16.32	$12.48	$14.374	$14.751	$12.455	$10.891	$10.107			
Value at end of period	$18.79	$16.32	$12.48	$14.374	$14.751	$12.455	$10.891			
Number of accumulation units outstanding at end of period	133,131	165,078	138,191	107,714	90,357	6,907	17,011			

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING VP INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$12.19	$9.07	$10.579	$10.461	$9.645	$8.815	$9.996			
Value at end of period	$14.70	$12.19	$9.07	$10.579	$10.461	$9.645	$8.815			
Number of accumulation units outstanding at end of period	93,290	97,816	128,310	51,505	28,764	15,816	55,564			
ING VP INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$18.27	$17.40	$16.266	$15.147	$13.988	$14.270	$13.361	$12.493	$12.212	$10.457
Value at end of period	$18.92	$18.27	$17.40	$16.266	$15.147	$13.988	$14.270	$13.361	$12.493	$12.212
Number of accumulation units outstanding at end of period	1,012,407	688,345	807,470	862,575	722,494	887,371	1,129,589	1,168,988	1,947,629	4,853,662
ING VP INTERNATIONAL EQUITY PORTFOLIO										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$8.15	$6.25	$8.632	$11.484	$14.594	$9.765	$10.149			
Value at end of period	$9.43	$8.15	$6.25	$8.632	$11.484	$14.594	$9.765			
Number of accumulation units outstanding at end of period	5,472	5,720	6,876	16,486	19,208	10,655	35,872			
ING VP INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period	$10.23	$8.83	$9.860							
Value at end of period	$11.87	$10.23	$8.83							
Number of accumulation units outstanding at end of period	49,802	21,662	5,856							
ING VP MAGNACAP PORTFOLIO										
(Funds were first received in this option during May 2003)										
Value at beginning of period	$8.83	$7.45								
Value at end of period	$9.52	$8.83								
Number of accumulation units outstanding at end of period	2,634	561								
ING VP MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period	$9.33	$6.92	$7.640							
Value at end of period	$10.28	$9.33	$6.92							
Number of accumulation units outstanding at end of period	4,829	12,645	32							
ING VP MONEY MARKET PORTFOLIO										
Value at beginning of period	$13.91	$13.95	$13.905	$13.547	$12.894	$12.425	$11.930	$11.453	$11.007	$10.509
Value at end of period	$13.88	$13.91	$13.95	$13.905	$13.547	$12.894	$12.425	$11.930	$11.453	$11.007
Number of accumulation units outstanding at end of period	546,292	760,049	1,044,246	1,134,800	894,024	1,034,154	1,146,661	974,714	1,984,269	4,354,272
ING VP NATURAL RESOURCES TRUST										
Value at beginning of period	$15.03	$11.66	$12.062	$14.530	$12.428	$11.030	$13.896	$13.132	$10.479	$9.079
Value at end of period	$16.73	$15.03	$11.66	$12.062	$14.530	$12.428	$11.030	$13.896	$13.132	$10.479
Number of accumulation units outstanding at end of period	33,815	36,295	38,148	40,257	44,844	57,916	89,735	149,149	115,869	162,462
ING VP REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2004)										
Value at beginning of period	$12.02									
Value at end of period	$13.88									
Number of accumulation units outstanding at end of period	12,589									

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING VP SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$19.63	$14.46	$19.070	$18.568	$17.617	$13.633	$13.654	$13.503		
Value at end of period	$22.17	$19.63	$14.46	$19.070	$18.568	$17.617	$13.633	$13.654		
Number of accumulation units outstanding at end of period	52,194	52,308	49,493	51,364	64,122	19,165	91,992	17,392		
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period	$6.82	$4.98	$5.520							
Value at end of period	$7.42	$6.82	$4.98							
Number of accumulation units outstanding at end of period	5,867	12,598	8,679							
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$15.78	$13.37	$14.966	$16.295	$16.431	$15.095	$14.432	$12.430	$10.594	$10.000
Value at end of period	$17.17	$15.78	$13.37	$14.966	$16.295	$16.431	$15.095	$14.432	$12.430	$10.594
Number of accumulation units outstanding at end of period	63,295	77,501	89,224	99,986	99,845	115,324	218,649	175,559	74,128	16,953
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$16.05	$13.07	$15.344	$17.566	$17.905	$15.855	$15.392	$12.999	$10.652	$10.000
Value at end of period	$17.75	$16.05	$13.07	$15.344	$17.566	$17.905	$15.855	$15.392	$12.999	$10.652
Number of accumulation units outstanding at end of period	69,724	75,583	72,637	76,069	79,352	96,551	274,115	317,579	99,589	16,791
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$15.74	$14.02	$14.844	$15.397	$14.875	$14.064	$13.317	$11.776	$10.443	$10.000
Value at end of period	$16.78	$15.74	$14.02	$14.844	$15.397	$14.875	$14.064	$13.317	$11.776	$10.443
Number of accumulation units outstanding at end of period	49,393	52,209	88,782	82,972	99,655	111,343	197,742	133,741	25,977	2,222
ING VP VALUE OPPORTUNITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$16.54	$13.44	$18.388	$20.602	$18.930	$16.030	$13.261	$12.904		
Value at end of period	$18.00	$16.54	$13.44	$18.388	$20.602	$18.930	$16.030	$13.261		
Number of accumulation units outstanding at end of period	41,858	48,691	66,506	68,336	27,040	23,354	60,870	6,194		

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
JANUS ASPEN BALANCED PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$23.53	$20.89	$22.613	$24.030	$24.886	$19.880	$14.990	$12.431	$10.835	$10.000
Value at end of period	$25.22	$23.53	$20.89	$22.613	$24.030	$24.886	$19.880	$14.990	$12.431	$10.835
Number of accumulation units outstanding at end of period	303,557	452,635	555,952	594,286	582,229	527,201	334,508	193,429	74,184	7,772
JANUS ASPEN FLEXIBLE BOND PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during October 1994, when the funds were first received in this option)										
Value at beginning of period	$19.92	$18.96	$17.375	$16.331	$15.562	$15.509	$14.393	$13.040	$12.094	$9.886
Value at end of period	$20.45	$19.92	$18.96	$17.375	$16.331	$15.562	$15.509	$14.393	$13.040	$12.094
Number of accumulation units outstanding at end of period	81,302	119,900	171,616	114,775	62,404	73,596	85,517	109,812	96,128	84,048
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$17.39	$13.37	$18.419	$24.782	$29.366	$20.651	$15.414	$12.716	$10.870	$10.000
Value at end of period	$17.95	$17.39	$13.37	$18.419	$24.782	$29.366	$20.651	$15.414	$12.716	$10.870
Number of accumulation units outstanding at end of period	246,837	275,014	338,649	458,627	541,342	432,037	217,310	179,226	132,465	26,022
JANUS ASPEN MID CAP GROWTH PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during October 1994, when the funds were first received in this option)										
Value at beginning of period	$17.39	$13.03	$18.313	$30.628	$45.486	$20.433	$15.410	$13.850	$12.992	$10.319
Value at end of period	$20.74	$17.39	$13.03	$18.313	$30.628	$45.486	$20.433	$15.410	$13.850	$12.992
Number of accumulation units outstanding at end of period	438,674	516,538	566,618	759,840	986,825	828,592	512,154	469,230	590,904	723,839
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$19.90	$16.25	$22.088	$28.839	$34.626	$21.320	$16.745	$13.880	$10.893	$10.000
Value at end of period	$20.59	$19.90	$16.25	$22.088	$28.839	$34.626	$21.320	$16.745	$13.880	$10.893
Number of accumulation units outstanding at end of period	343,860	482,318	609,559	760,308	966,698	902,510	1,069,704	953,522	520,275	227,582
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$10.16	$7.85	$9.510							
Value at end of period	$11.31	$10.16	$7.85							
Number of accumulation units outstanding at end of period	147,018	97,606	32,821							

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$10.25	$9.87	$9.720							
Value at end of period	$12.56	$10.25	$9.87							
Number of accumulation units outstanding at end of period	56,030	24,027	5,655							
OPPENHEIMER GLOBAL SECURITIES FUND/VA										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$15.35	$10.87	$14.137	$16.275	$15.681	$10.018	$10.027			
Value at end of period	$18.07	$15.35	$10.87	$14.137	$16.275	$15.681	$10.018			
Number of accumulation units outstanding at end of period	172,904	139,241	124,643	112,013	93,133	12,402	3,998			
OPPENHEIMER STRATEGIC BOND FUND/VA										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$13.05	$11.19	$10.545	$10.185	$10.048	$9.895	$9.952			
Value at end of period	$14.00	$13.05	$11.19	$10.545	$10.185	$10.048	$9.895			
Number of accumulation units outstanding at end of period	82,691	38,834	10,728	9,854	831	5,340	3,006			
PIONEER EQUITY INCOME VCT PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$9.67	$7.99	$9.670							
Value at end of period	$11.12	$9.67	$7.99							
Number of accumulation units outstanding at end of period	40,648	21,898	13,107							
PIONEER FUND VCT PORTFOLIO										
(Funds were first received in this option during September 2003)										
Value at beginning of period	$9.21	$8.46								
Value at end of period	$10.12	$9.21								
Number of accumulation units outstanding at end of period	61	29								
PIONEER MID CAP VALUE VCT PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.86	$8.73	$10.560							
Value at end of period	$14.30	$11.86	$8.73							
Number of accumulation units outstanding at end of period	33,380	11,462	1,623							

CONDENSED FINANCIAL INFORMATION

TABLE IV
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.50%
INCLUDING A 0.25% ADMINISTRATIVE EXPENSE CHARGE BEGINNING APRIL 7, 1997
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998	1997
AIM V.I. CORE EQUITY FUND								
(Funds were first received in this option during May 2001)								
Value at beginning of period	$7.63	$6.22	$7.483	$8.933				
Value at end of period	$8.19	$7.63	$6.22	$7.483				
Number of accumulation units outstanding at end of period	854	855	2,326	2,154				
AIM V.I. GROWTH FUND								
(Funds were first received in this option during January 2000)								
Value at beginning of period	$5.40	$4.18	$6.146	$9.437	$12.347			
Value at end of period	$5.76	$5.40	$4.18	$6.146	$9.437			
Number of accumulation units outstanding at end of period	3,977	465	0	307	279			
AIM V.I. PREMIER EQUITY FUND								
(Funds were first received in this option during April 2001)								
Value at beginning of period	$7.04	$5.71	$8.318	$9.203				
Value at end of period	$7.17	$7.04	$5.71	$8.318				
Number of accumulation units outstanding at end of period	0	92	50	13				
FIDELITY® VIP CONTRAFUND® PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$21.61	$17.08	$19.126	$22.126	$24.052	$19.649	$15.346	$12.473
Value at end of period	$24.59	$21.61	$17.08	$19.126	$22.126	$24.052	$19.649	$15.346
Number of accumulation units outstanding at end of period	27,014	27,755	24,256	20,194	19,458	20,988	20,297	19,168
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$19.06	$14.85	$18.147	$19.384	$18.147	$17.325	$15.755	$12.668
Value at end of period	$20.94	$19.06	$14.85	$18.147	$19.384	$18.147	$17.325	$15.755
Number of accumulation units outstanding at end of period	16,493	15,134	13,069	11,575	4,142	8,863	6,720	9,385
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$16.55	$12.65	$18.369	$22.646	$25.822	$19.072	$13.879	$11.373
Value at end of period	$16.86	$16.55	$12.65	$18.369	$22.646	$25.822	$19.072	$13.879
Number of accumulation units outstanding at end of period	11,460	10,940	9,054	11,273	13,914	23,653	17,622	8,432

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
FIDELITY® VIP OVERSEAS PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$13.24	$9.37	$11.935	$15.370	$19.287	$13.727	$12.358	$11.356
Value at end of period	$14.82	$13.24	$9.37	$11.935	$15.370	$19.287	$13.727	$12.358
Number of accumulation units outstanding at end of period	1,598	2,046	837	846	878	1,319	1,827	2,264
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$12.64							
Value at end of period	$14.58							
Number of accumulation units outstanding at end of period	2,287							
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO								
(Funds were first received in this option during December 2004)								
Value at beginning of period	$12.86							
Value at end of period	$12.87							
Number of accumulation units outstanding at end of period	78							
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during March 2003)								
Value at beginning of period	$11.40	$8.06						
Value at end of period	$14.37	$11.40						
Number of accumulation units outstanding at end of period	1,709	905						
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$19.20	$15.05	$18.654	$25.917	$32.718	$20.966	$17.870	$17.653
Value at end of period	$22.48	$19.20	$15.05	$18.654	$25.917	$32.718	$20.966	$17.870
Number of accumulation units outstanding at end of period	4,982	4,784	3,904	3,764	5,490	5,869	5,411	4,502
ING JPMORGAN MIDCAP VALUE PORTFOLIO								
(Funds were first received in this option during December 2003)								
Value at beginning of period	$11.73	$11.44						
Value at end of period	$13.93	$11.73						
Number of accumulation units outstanding at end of period	1,517	178						
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$23.30	$18.46	$26.840	$36.213	$38.987	$26.598	$21.304	$21.005
Value at end of period	$25.90	$23.30	$18.46	$26.840	$36.213	$38.987	$26.598	$21.304
Number of accumulation units outstanding at end of period	6,218	6,266	3,746	3,303	4,077	3,143	1,926	2,468
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$11.68							
Value at end of period	$12.85							
Number of accumulation units outstanding at end of period	1,929							

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING OPCAP BALANCED VALUE PORTFOLIO								
(Funds were first received in this option during June 2003)								
Value at beginning of period	$10.24	$9.27						
Value at end of period	$11.13	$10.24						
Number of accumulation units outstanding at end of period	6,822	6,658						
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$10.97	$10.70	$10.230					
Value at end of period	$11.27	$10.97	$10.70					
Number of accumulation units outstanding at end of period	25,605	21,337	17,743					
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$12.93	$9.50	$14.908	$20.236	$28.843	$19.405	$15.192	$15.386
Value at end of period	$13.98	$12.93	$9.50	$14.908	$20.236	$28.843	$19.405	$15.192
Number of accumulation units outstanding at end of period	12,320	12,216	6,742	7,437	12,426	11,547	13,060	11,491
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO								
(Funds were first received in this option during August 2003)								
Value at beginning of period	$10.34	$8.91						
Value at end of period	$11.05	$10.34						
Number of accumulation units outstanding at end of period	3,164	2,433						
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during March 2003)								
Value at beginning of period	$10.20	$6.95						
Value at end of period	$10.90	$10.20						
Number of accumulation units outstanding at end of period	1,575	1,574						
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$13.41							
Value at end of period	$14.63							
Number of accumulation units outstanding at end of period	779							
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$18.48	$14.33	$18.964	$21.443	$21.773	$18.068	$14.374	$14.090
Value at end of period	$20.03	$18.48	$14.33	$18.964	$21.443	$21.773	$18.068	$14.374
Number of accumulation units outstanding at end of period	11,358	9,106	5,445	9,150	9,182	10,244	16,259	14,429
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$12.58	$10.22	$13.812	$17.723	$18.834	$15.414	$12.721	$12.975
Value at end of period	$14.22	$12.58	$10.22	$13.812	$17.723	$18.834	$15.414	$12.721
Number of accumulation units outstanding at end of period	6,637	9,364	11,476	12,675	15,099	18,743	21,363	17,743

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during April 2004)								
Value at beginning of period	$11.03							
Value at end of period	$12.18							
Number of accumulation units outstanding at end of period	572							
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO								
(Funds were first received in this option during November 2003)								
Value at beginning of period	$9.51	$8.94						
Value at end of period	$10.36	$9.51						
Number of accumulation units outstanding at end of period	162	35						
ING VP BALANCED PORTFOLIO, INC.								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$23.37	$19.96	$22.588	$23.939	$24.436	$21.834	$18.954	$15.823
Value at end of period	$25.19	$23.37	$19.96	$22.588	$23.939	$24.436	$21.834	$18.954
Number of accumulation units outstanding at end of period	10,164	9,943	14,552	16,028	16,800	28,079	30,064	25,112
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO								
(Funds were first received in this option during July 2000)								
Value at beginning of period	$3.66	$2.55	$4.417	$5.821	$10.754			
Value at end of period	$3.56	$3.66	$2.55	$4.417	$5.821			
Number of accumulation units outstanding at end of period	24,497	27,034	17,615	13,314	8,565			
ING VP GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$18.56	$14.94	$20.224	$25.162	$28.686	$24.800	$21.988	$17.728
Value at end of period	$19.82	$18.56	$14.94	$20.224	$25.162	$28.686	$24.800	$21.988
Number of accumulation units outstanding at end of period	48,536	52,583	64,045	80,698	91,088	134,360	148,051	188,162
ING VP GROWTH PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$13.28	$10.34	$14.777	$20.569	$23.713	$17.834	$15.727	
Value at end of period	$14.03	$13.28	$10.34	$14.777	$20.569	$23.713	$17.834	
Number of accumulation units outstanding at end of period	1,392	1,935	1,844	8,427	9,672	5,532	2,089	
ING VP INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$16.70	$13.44	$17.381	$20.427	$22.887	$18.691	$14.418	$11.345
Value at end of period	$18.19	$16.70	$13.44	$17.381	$20.427	$22.887	$18.691	$14.418
Number of accumulation units outstanding at end of period	18,218	19,668	20,458	25,188	24,239	31,248	23,367	11,672
ING VP INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during October 1998)								
Value at beginning of period	$16.09	$12.33	$14.242	$14.653	$12.403	$10.872	$8.579	
Value at end of period	$18.48	$16.09	$12.33	$14.242	$14.653	$12.403	$10.872	
Number of accumulation units outstanding at end of period	12,293	14,643	10,079	5,969	1,566	1,361	1,230	

	2004	2003	2002	2001	2000	1999	1998	1997
ING VP INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during September 1998)								
Value at beginning of period	$12.02	$8.96	$10.481	$10.391	$9.604	$8.800	$7.685	
Value at end of period	$14.45	$12.02	$8.96	$10.481	$10.391	$9.604	$8.800	
Number of accumulation units outstanding at end of period	9,103	6,964	6,481	4,090	964	1,041	807	
ING VP INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$17.96	$17.16	$16.075	$15.007	$13.893	$14.208	$13.337	$12.417
Value at end of period	$18.56	$17.96	$17.16	$16.075	$15.007	$13.893	$14.208	$13.337
Number of accumulation units outstanding at end of period	8,892	9,061	13,060	13,589	7,623	22,155	18,429	36,018
ING VP INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$10.17	$7.95	$8.490					
Value at end of period	$11.76	$10.17	$7.95					
Number of accumulation units outstanding at end of period	6,238	5,676	4,254					
ING VP MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during November 2002)								
Value at beginning of period		$6.89	$7.790					
Value at end of period		$6.71	$6.89					
Number of accumulation units outstanding at end of period		0	449					
ING VP MONEY MARKET PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$13.67	$13.76	$13.741	$13.422	$12.806	$12.372	$11.908	$11.572
Value at end of period	$13.61	$13.67	$13.76	$13.741	$13.422	$12.806	$12.372	$11.908
Number of accumulation units outstanding at end of period	1,715	3,356	8,794	4,687	6,362	28,274	32,767	23,882
ING VP NATURAL RESOURCES TRUST								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$14.78	$11.50	$11.920	$14.395	$12.344	$10.982	$13.870	$12.300
Value at end of period	$16.41	$14.78	$11.50	$11.920	$14.395	$12.344	$10.982	$13.870
Number of accumulation units outstanding at end of period	31	32	32	32	33	191	753	4,339
ING VP SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during January 1998)	$19.30	$14.25	$18.845	$18.396	$17.497	$13.574	$13.320	
Value at beginning of period	$21.75	$19.30	$14.25	$18.845	$18.396	$17.497	$13.574	
Value at end of period	4,684	4,087	1,379	1,605	1,843	1,733	797	
Number of accumulation units outstanding at end of period								
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during October 2003)								
Value at beginning of period	$6.78	$6.44						
Value at end of period	$7.03	$6.78						
Number of accumulation units outstanding at end of period	0	520						

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO								
(Funds were first received in this option during April 1997 and December 2004)								
Value at beginning of period	$16.85				$16.319	$15.030	$14.406	$12.428
Value at end of period	$16.84				$15.812	$16.319	$15.030	$14.406
Number of accumulation units outstanding at end of period	475				0	470	458	7,855
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$15.78	$12.88	$15.163	$17.403	$17.783	$15.786	$15.364	$12.994
Value at end of period	$17.41	$15.78	$12.88	$15.163	$17.403	$17.783	$15.786	$15.364
Number of accumulation units outstanding at end of period	2,865	2,270	670	671	775	1,438	1,718	911
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO								
(Funds were first received in this option during May 1997 and March 2004)								
Value at beginning of period	$15.93				$14.774	$14.003	$13.292	$12.076
Value at end of period	$16.46				$14.898	$14.774	$14.003	$13.292
Number of accumulation units outstanding at end of period	848				0	502	1,188	397
ING VP VALUE OPPORTUNITY PORTFOLIO								
(Funds were first received in this option during March 1998)								
Value at beginning of period	$16.27	$13.25	$18.172	$20.412	$18.801	$15.960	$14.467	
Value at end of period	$17.65	$16.27	$13.25	$18.172	$20.412	$18.801	$15.960	
Number of accumulation units outstanding at end of period	1,276	2,047	$1,698	3,848	762	299	54	
JANUS ASPEN BALANCED PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$23.14	$20.60	$22.348	$23.807	$24.717	$19.794	$14.963	$12.742
Value at end of period	$24.74	$23.14	$20.60	$22.348	$23.807	$24.717	$19.794	$14.963
Number of accumulation units outstanding at end of period	3,111	5,148	7,451	9,179	6,368	6,163	7,705	7,255
JANUS ASPEN FLEXIBLE BOND PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$19.59	$18.69	$17.170	$16.179	$15.456	$15.442	$14.367	$13.043
Value at end of period	$20.06	$19.59	$18.69	$17.170	$16.179	$15.456	$15.442	$14.367
Number of accumulation units outstanding at end of period	1,624	3,409	3,310	1,348	3,166	2,080	3,883	2,833
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$17.10	$13.18	$18.202	$24.552	$29.166	$20.562	$15.386	$12.975
Value at end of period	$17.61	$17.10	$13.18	$18.202	$24.552	$29.166	$20.562	$15.386
Number of accumulation units outstanding at end of period	5,215	7,753	6,851	10,801	12,556	11,840	4,445	3,305
JANUS ASPEN MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$17.10	$12.85	$18.097	$30.344	$45.177	$20.345	$15.382	$12.282
Value at end of period	$20.34	$17.10	$12.85	$18.097	$30.344	$45.177	$20.345	$15.382
Number of accumulation units outstanding at end of period	18,452	17,492	21,635	27,005	34,444	29,490	12,305	10,357

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$19.57	$16.02	$21.829	$28.571	$34.390	$21.228	$16.714	$14.460
Value at end of period	$20.20	$19.57	$16.02	$21.829	$28.571	$34.390	$21.228	$16.714
Number of accumulation units outstanding at end of period	17,076	17,910	23,371	30,915	33,746	31,115	28,230	23,481
LORD ABBETT SERIES FUND - GROWTH AND INCOME								
(Funds were first received in this option during July 2003)								
Value at beginning of period	$10.10	$8.95						
Value at end of period	$11.21	$10.10						
Number of accumulation units outstanding at end of period	6,483	5,135						
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO								
(Funds were first received in this option during February 2003)								
Value at beginning of period	$10.19	$7.54						
Value at end of period	$12.45	$10.19						
Number of accumulation units outstanding at end of period	2,673	533						
OPPENHEIMER GLOBAL SECURITIES FUND/VA								
(Funds were first received in this option during December 1998)								
Value at beginning of period	$15.14	$10.74	$14.007	$16.166	$15.615	$10.001	$9.378	
Value at end of period	$17.77	$15.14	$10.74	$14.007	$16.166	$15.615	$10.001	
Number of accumulation units outstanding at end of period	19,357	14,098	3,483	4,399	2,910	953	24	
OPPENHEIMER STRATEGIC BOND FUND/VA								
(Funds were first received in this option during December 1998)								
Value at beginning of period	$12.86	$11.06	$10.449	$10.117	$10.006	$9.878	$9.886	
Value at end of period	$13.77	$12.86	$11.06	$10.449	$10.117	$10.006	$9.878	
Number of accumulation units outstanding at end of period	1,194	228	152	152	153	114	67	
PIONEER EQUITY INCOME VCT PORTFOLIO								
(Funds were first received in this option during December 2003)								
Value at beginning of period	$9.61	$9.30						
Value at end of period	$11.02	$9.61						
Number of accumulation units outstanding at end of period	3,372	244						
PIONEER MID CAP VALUE VCT PORTFOLIO								
(Funds were first received in this option during March 2003)								
Value at beginning of period	$11.79	$7.99						
Value at end of period	$14.18	$11.79						
Number of accumulation units outstanding at end of period	2,458	317						

CONDENSED FINANCIAL INFORMATION

TABLE V
FOR CONTRACTS CONTAINING LIMITS ON FEES
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998	1997
FIDELITY® VIP CONTRAFUND® PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$21.98	$17.33	$19.354	$22.333	$24.217	$19.735	$15.374	$13.535
Value at end of period	$25.07	$21.98	$17.33	$19.354	$22.333	$24.217	$19.735	$15.374
Number of accumulation units outstanding at end of period	25,162	22,238	18,503	11,769	8,064	13,750	14,618	13,675
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$19.39	$15.06	$18.363	$19.565	$18.272	$17.400	$15.784	$14.017
Value at end of period	$21.35	$19.39	$15.06	$18.363	$19.565	$18.272	$17.400	$15.784
Number of accumulation units outstanding at end of period	34,515	16,683	28,494	5,108	7,656	11,370	13,539	35,342
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$16.83	$12.83	$18.588	$22.858	$25.999	$19.155	$13.904	$12.498
Value at end of period	$17.19	$16.83	$12.83	$18.588	$22.858	$25.999	$19.155	$13.904
Number of accumulation units outstanding at end of period	13,505	13,739	16,200	30,698	29,626	32,858	24,195	3,029
FIDELITY® VIP OVERSEAS PORTFOLIO								
(Funds were first received in this option during November 2003)								
Value at beginning of period	$13.46	$12.60						
Value at end of period	$15.11	$13.46						
Number of accumulation units outstanding at end of period	2,467	680						
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$19.52	$15.27	$18.876	$26.160	$32.942	$21.057	$17.903	$17.682
Value at end of period	$22.92	$19.52	$15.27	$18.876	$26.160	$32.942	$21.057	$17.903
Number of accumulation units outstanding at end of period	3,217	1,614	1,614	2,389	4,808	4,496	5,245	3,986
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$23.69	$18.73	$27.159	$36.551	$39.254	$26.713	$21.343	$21.038
Value at end of period	$26.41	$23.69	$18.73	$27.159	$36.551	$39.254	$26.713	$21.343
Number of accumulation units outstanding at end of period	5,194	5,195	9,460	9,287	11,362	9,451	9,947	8,563
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during July 2003)								
Value at beginning of period	$11.29	$10.60						
Value at end of period	$12.39	$11.29						
Number of accumulation units outstanding at end of period	1,213	1,354						

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$13.15	$9.64	$15.086	$20.426	$29.040	$19.489	$15.219	$15.411
Value at end of period	$14.25	$13.15	$9.64	$15.086	$20.426	$29.040	$19.489	$15.219
Number of accumulation units outstanding at end of period	16,173	15,712	9,981	15,417	13,795	12,142	11,330	11,848
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$18.80	$14.54	$19.189	$21.643	$21.922	$18.146	$14.400	$14.112
Value at end of period	$20.42	$18.80	$14.54	$19.189	$21.643	$21.922	$18.146	$14.400
Number of accumulation units outstanding at end of period	10,065	9,380	6,422	6,688	4,920	4,491	4,730	3,310
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$12.79	$10.37	$13.976	$17.889	$18.963	$15.481	$12.744	$12.995
Value at end of period	$14.50	$12.79	$10.37	$13.976	$17.889	$18.963	$15.481	$12.744
Number of accumulation units outstanding at end of period	136,060	108,922	121,245	141,938	162,448	135,420	148,963	141,582
ING VP BALANCED PORTFOLIO, INC.								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$24.16	$20.53	$23.119	$24.379	$24.762	$22.015	$19.016	$16.898
Value at end of period	$26.17	$24.16	$20.53	$23.119	$24.379	$24.762	$22.015	$19.016
Number of accumulation units outstanding at end of period	217,194	210,963	226,171	340,426	361,203	383,141	452,764	477,504
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO								
(Funds were first received in this option during August 2000)								
Value at beginning of period	$3.73	$2.59	$4.454	$5.841	$9.564			
Value at end of period	$3.65	$3.73	$2.59	$4.454	$5.841			
Number of accumulation units outstanding at end of period	14,402	$10,422	1,785	7,505	7,135			
ING VP GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$19.19	$15.37	$20.700	$25.624	$29.069	$25.005	$22.060	$19.527
Value at end of period	$20.59	$19.19	$15.37	$20.700	$25.624	$29.069	$25.005	$22.060
Number of accumulation units outstanding at end of period	1,401,295	1,674,699	1,943,271	2,540,138	2,862,933	3,297,663	3,821,349	4,106,796
ING VP INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during August 2001)								
Value at beginning of period			$17.668	$18.720				
Value at end of period			$16.46	$17.668				
Number of accumulation units outstanding at end of period			0	2,331				
ING VP INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$18.45	$17.55	$16.378	$15.229	$14.042	$14.304	$13.373	$12.747
Value at end of period	$19.14	$18.45	$17.55	$16.378	$15.229	$14.042	$14.304	$13.373
Number of accumulation units outstanding at end of period	237,188	248,725	332,174	362,413	364,573	387,135	452,992	489,431

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING VP MONEY MARKET PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$13.91	$13.95	$13.905	$13.547	$12.894	$12.425	$11.930	$11.654
Value at end of period	$13.88	$13.91	$13.95	$13.905	$13.547	$12.894	$12.425	$11.930
Number of accumulation units outstanding at end of period	182,060	236,795	340,943	362,580	424,946	457,619	505,775	580,412
ING VP NATURAL RESOURCES TRUST								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$15.03	$11.66	$12.062	$14.530	$12.428	$11.030	$13.896	$13.610
Value at end of period	$16.73	$15.03	$11.66	$12.062	$14.530	$12.428	$11.030	$13.896
Number of accumulation units outstanding at end of period	882	882	882	1,753	1,753	1,753	1,753	1,753
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$16.14	$13.63	$15.207	$16.499	$16.579	$15.179	$14.461	$13.178
Value at end of period	$17.63	$16.14	$13.63	$15.207	$16.499	$16.579	$15.179	$14.461
Number of accumulation units outstanding at end of period	4,239	9,896	9,897	9,895	9,913	9,939	10,769	10,798
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$16.42	$13.33	$15.591	$17.786	$18.066	$15.942	$15.422	$13.943
Value at end of period	$18.23	$16.42	$13.33	$15.591	$17.786	$18.066	$15.942	$15.422
Number of accumulation units outstanding at end of period	11,857	18,356	19,199	21,776	21,776	21,776	24,014	23,868
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO								
(Funds were first received in this option during July 2002 and June 1997)								
Value at beginning of period	$16.10	$14.30	$14.410			$14.141	$13.343	$12.335
Value at end of period	$17.24	$16.10	$14.30			$14.497	$14.141	$13.343
Number of accumulation units outstanding at end of period	23,796	20,520	22,791			0	1,958	2,254
JANUS ASPEN BALANCED PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$23.53	$20.89	$22.613	$24.030	$24.886	$19.880	$14.990	$13.554
Value at end of period	$25.22	$23.53	$20.89	$22.613	$24.030	$24.886	$19.880	$14.990
Number of accumulation units outstanding at end of period	12,240	12,261	23,295	30,038	16,214	12,101	6,712	2,819
JANUS ASPEN FLEXIBLE BOND PORTFOLIO								
(Funds were first received in this option during February 1998)								
Value at beginning of period	$19.92	$18.96	$17.375	$16.331	$15.562	$15.509	$14.630	
Value at end of period	$20.45	$19.92	$18.96	$17.375	$16.331	$15.562	$15.509	
Number of accumulation units outstanding at end of period	5,477	6,728	8,978	3,110	3,110	3,110	5,158	
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$17.39	$13.37	$18.419	$24.782	$29.366	$20.651	$15.414	$13.985
Value at end of period	$17.95	$17.39	$13.37	$18.419	$24.782	$29.366	$20.651	$15.414
Number of accumulation units outstanding at end of period	17,334	21,577	22,476	45,290	46,192	29,284	1,028	750

	2004	2003	2002	2001	2000	1999	1998	1997
JANUS ASPEN MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$17.39	$13.03	$18.313	$30.628	$45.486	$20.433	$15.410	$13.806
Value at end of period	$20.74	$17.39	$13.03	$18.313	$30.628	$45.486	$20.433	$15.410
Number of accumulation units outstanding at end of period	17,565	19,778	27,927	34,366	37,118	34,550	24,373	19,818
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$19.90	$16.25	$22.088	$28.839	$34.626	$21.320	$16.745	$15.851
Value at end of period	$20.59	$19.90	$16.25	$22.088	$28.839	$34.626	$21.320	$16.745
Number of accumulation units outstanding at end of period	17,546	20,915	26,439	36,002	42,596	44,861	45,971	44,433

CONDENSED FINANCIAL INFORMATION

TABLE VI
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002
AIM V.I. CORE EQUITY FUND			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$11.86	$9.05	
Value at end of period	$12.80	$11.86	
Number of accumulation units outstanding at end of period	773	11	
AIM V.I. GROWTH FUND			
(Funds were first received in this option during February 2004)			
Value at beginning of period	$12.59		
Value at end of period	$12.89		
Number of accumulation units outstanding at end of period	1,026		
CALVERT SOCIAL BALANCED PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$11.56	$9.55	
Value at end of period	$12.39	$11.56	
Number of accumulation units outstanding at end of period	12	391	
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during December 2002)			
Value at beginning of period	$12.24	$17.33	$9.700
Value at end of period	$14.00	$12.24	$17.33
Number of accumulation units outstanding at end of period	37,912	25,359	2,695
FIDELITY® VIP EQUITY-INCOME PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$12.13	$8.78	
Value at end of period	$13.40	$12.13	
Number of accumulation units outstanding at end of period	11,244	5,511	
FIDELITY® VIP GROWTH PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$12.19	$8.80	
Value at end of period	$12.49	$12.19	
Number of accumulation units outstanding at end of period	4,116	5,490	
FIDELITY® VIP OVERSEAS PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$12.04	$8.09	
Value at end of period	$13.56	$12.04	
Number of accumulation units outstanding at end of period	6,279	1,756	

Condensed Financial Information (continued)

	2004	2003	2002
FRANKLIN SMALL CAP VALUE SECURITIES FUND			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$12.02	$8.31	
Value at end of period	$14.73	$12.02	
Number of accumulation units outstanding at end of period	3,783	1,539	
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$12.14	$8.82	
Value at end of period	$13.23	$12.14	
Number of accumulation units outstanding at end of period	533	328	
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO			
(Funds were first received in this option during December 2002)			
Value at beginning of period	$12.48	$9.30	$9.470
Value at end of period	$15.00	$12.48	$9.30
Number of accumulation units outstanding at end of period	12,846	13,234	3,605
ING BARON SMALL CAP GROWTH PORTFOIO			
(Funds were first received in this option during December 2002)			
Value at beginning of period	$12.79	$9.68	$9.860
Value at end of period	$16.22	$12.79	$9.68
Number of accumulation units outstanding at end of period	11,637	8,762	1,709
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO			
(Funds were first received in this option during June 2003)			
Value at beginning of period	$11.70	$10.64	
Value at end of period	$12.61	$11.70	
Number of accumulation units outstanding at end of period	774	309	
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$11.27	$8.15	
Value at end of period	$13.27	$11.27	
Number of accumulation units outstanding at end of period	629	575	
ING JPMORGAN MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during January 2003)			
Value at beginning of period	$13.32	$10.67	
Value at end of period	$15.92	$13.32	
Number of accumulation units outstanding at end of period	16,913	14,795	
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$11.86	$8.79	
Value at end of period	$13.26	$11.86	
Number of accumulation units outstanding at end of period	287	287	

Condensed Financial Information (continued)

	2004	2003	2002
ING MFS TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during January 2004)			
Value at beginning of period	$11.43		
Value at end of period	$12.45		
Number of accumulation units outstanding at end of period	11,810		
ING OPCAP BALANCED VALUE PORTFOLIO			
(Funds were first received in this option during October 2003)			
Value at beginning of period	$12.69	$12.12	
Value at end of period	$13.87	$12.69	
Number of accumulation units outstanding at end of period	3,985	2,348	
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during December 2002)			
Value at beginning of period	$10.82	$10.72	$10.400
Value at end of period	$11.18	$10.82	$10.72
Number of accumulation units outstanding at end of period	12,683	20,489	5,896
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$12.55	$8.77	
Value at end of period	$13.63	$12.55	
Number of accumulation units outstanding at end of period	1,505	5,591	
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO			
(Funds were first received in this option during July 2003)			
Value at beginning of period	$12.80	$11.20	
Value at end of period	$13.75	$12.80	
Number of accumulation units outstanding at end of period	1,126	1,191	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO			
(Funds were first received in this option during October 2003)			
Value at beginning of period	$13.05	$12.26	
Value at end of period	$14.04	$13.05	
Number of accumulation units outstanding at end of period	3,747	3,883	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during December 2004)			
Value at beginning of period	$13.49		
Value at end of period	$13.88		
Number of accumulation units outstanding at end of period	1,867		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$12.68	$9.30	
Value at end of period	$13.82	$12.68	
Number of accumulation units outstanding at end of period	4,347	3,154	

Condensed Financial Information (continued)

	2004	2003	2002
ING VAN KAMPEN COMSTOCK PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$12.38	$10.11	
Value at end of period	$14.32	$12.38	
Number of accumulation units outstanding at end of period	15,765	7,313	
ING VP BALANCED PORTFOLIO, INC.			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$11.54	$9.56	
Value at end of period	$12.51	$11.54	
Number of accumulation units outstanding at end of period	12	12	
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$12.23	$8.44	
Value at end of period	$11.96	$12.23	
Number of accumulation units outstanding at end of period	223	223	
ING VP GROWTH AND INCOME PORTFOLIO			
(Funds were first received in this option during December 2002)			
Value at beginning of period	$11.38	$15.16	$9.420
Value at end of period	$12.22	$11.38	$15.16
Number of accumulation units outstanding at end of period	49,972	69,060	94,985
ING VP GROWTH PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$11.88	$9.04	
Value at end of period	$12.62	$11.88	
Number of accumulation units outstanding at end of period	228	228	
ING VP INDEX PLUS LARGE CAP PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$11.86	$9.01	
Value at end of period	$12.99	$11.86	
Number of accumulation units outstanding at end of period	1,294	2,725	
ING VP INDEX PLUS MID CAP PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$12.63	$9.09	
Value at end of period	$14.59	$12.63	
Number of accumulation units outstanding at end of period	8,759	6,665	
ING VP INDEX PLUS SMALL CAP PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$12.66	$8.72	
Value at end of period	$15.31	$12.66	
Number of accumulation units outstanding at end of period	2,974	1,290	

Condensed Financial Information (continued)

	2004	2003	2002
ING VP INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$10.94	$10.51	
Value at end of period	$11.37	$10.94	
Number of accumulation units outstanding at end of period	6,479	4,656	
ING VP INTERNATIONAL VALUE PORTFOLIO			
(Funds were first received in this option during December 2002)			
Value at beginning of period	$11.37	$8.83	$8.940
Value at end of period	$13.22	$11.37	$8.83
Number of accumulation units outstanding at end of period	4,296	8,319	3,553
ING VP MIDCAP OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during April 2004)			
Value at beginning of period	$13.08		
Value at end of period	$13.84		
Number of accumulation units outstanding at end of period	1,280		
ING VP MONEY MARKET PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$10.02	$10.02	
Value at end of period	$10.02	$10.02	
Number of accumulation units outstanding at end of period	0	3,292	
ING VP SMALL COMPANY PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$12.44	$8.49	
Value at end of period	$14.10	$12.44	
Number of accumulation units outstanding at end of period	955	1,096	
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during October 2003)			
Value at beginning of period	$11.71	$10.99	
Value at end of period	$12.78	$11.71	
Number of accumulation units outstanding at end of period	234	234	
ING VP VALUE OPPORTUNITY PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$11.21	$8.61	
Value at end of period	$12.23	$11.21	
Number of accumulation units outstanding at end of period	855	855	
JANUS ASPEN BALANCED PORTFOLIO			
(Funds were first received in this option during December 2002)			
Value at beginning of period	$11.18	$20.89	$9.950
Value at end of period	$12.02	$11.18	$20.89
Number of accumulation units outstanding at end of period	10,602	29,882	3,375

Condensed Financial Information (continued)

	2004	2003	2002
JANUS ASPEN FLEXIBLE BOND PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$11.13	$10.66	
Value at end of period	$11.46	$11.13	
Number of accumulation units outstanding at end of period	1,109	1,301	
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$12.04	$8.72	
Value at end of period	$12.47	$12.04	
Number of accumulation units outstanding at end of period	3,134	3,769	
JANUS ASPEN MID CAP GROWTH PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$12.78	$9.24	
Value at end of period	$15.29	$12.78	
Number of accumulation units outstanding at end of period	2,945	5,301	
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$11.12	$8.44	
Value at end of period	$11.54	$11.12	
Number of accumulation units outstanding at end of period	2,954	8,396	
LORD ABBETT SERIES FUND - GROWTH AND INCOME			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$12.27	$8.88	
Value at end of period	$13.69	$12.27	
Number of accumulation units outstanding at end of period	5,130	4,057	
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO			
(Funds were first received in this option during December 2002)			
Value at beginning of period	$12.20	$9.87	$10.090
Value at end of period	$14.98	$12.20	$9.87
Number of accumulation units outstanding at end of period	5,485	2,838	4,844
OPPENHEIMER GLOBAL SECURITIES FUND/VA			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$12.73	$8.41	
Value at end of period	$15.03	$12.73	
Number of accumulation units outstanding at end of period	22,822	12,870	
OPPENHEIMER STRATEGIC BOND FUND/VA			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$12.23	$10.65	
Value at end of period	$13.17	$12.23	
Number of accumulation units outstanding at end of period	16,351	9,741	

Condensed Financial Information (continued)

	2004	2003	2002
PIONEER EQUITY INCOME VCT PORTFOLIO			
(Funds were first received in this option during February 2003)			
Value at beginning of period	$11.55	$8.87	
Value at end of period	$13.32	$11.55	
Number of accumulation units outstanding at end of period	4,954	2,133	
PIONEER MID CAP VALUE VCT PORTFOLIO			
(Funds were first received in this option during June 2003)			
Value at beginning of period	$13.17	$11.16	
Value at end of period	$15.93	$13.17	
Number of accumulation units outstanding at end of period	1,071	8	

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of an Account B Group Deferred Variable Prospectus dated April 29, 2005 for Employer-Sponsored Deferred Compensation Plans, as well as a prospectus for the Guaranteed Accumulation Account and all current prospectuses pertaining to the variable investment options available under the Contracts.

___ Please send an Account B Statement of Additional Information (Form No. SAI.75996-05) dated April 29, 2005.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.75996-05

> **VARIABLE ANNUITY ACCOUNT B**
> **OF**
> **ING LIFE INSURANCE AND ANNUITY COMPANY**

Statement of Additional Information dated April 29, 2005

Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation Plans

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the "Separate Account") dated April 29, 2005.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:


ING
USFS Customer Service
Defined Contribution Administration, TS21
151 Farmington Avenue
Hartford, CT 06156-1277
1-800-262-3862


Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," we, us, our) is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

As of December 31, 2004, the Company and its subsidiary life company had $53 billion invested through their products, including $34 billion in their separate accounts (of which the Company, or its management affiliates, ING Investment Management Co. and ING Investments, LLC manages or oversees the management of $19 billion). The Company is ranked based on assets among the top 5% of all life and health insurance companies rated by A.M. Best Company as of July 16, 2004. The Company is an indirect subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

In addition to serving as the depositor for the separate account, the Company is a registered investment adviser under the Investment Advisers Act of 1940. We provide investment advice to several of the registered management investment companies offered as variable investment options under the contracts funded by the separate account (see "Variable Annuity Account B" below).

Other than the mortality and expense risk charge and administrative expense charge, if any, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

The funds currently available under the contract are as follows:

- AIM V.I. Capital Appreciation Fund (Series I)
- AIM V.I. Core Equity Fund (Series I)
- AIM V.I. Growth Fund (Series I)
- AIM V.I. Premier Equity Fund (Series I)
- Calvert Social Balanced Portfolio
- Fidelity® VIP Contrafund® Portfolio (Initial Class)
- Fidelity® VIP Equity-Income Portfolio (Initial Class)
- Fidelity® VIP Growth Portfolio (Initial Class)
- Fidelity® VIP Overseas Portfolio (Initial Class)
- Franklin Small Cap Value Securities Fund (Class 2)
- ING Alliance Mid Cap Growth Portfolio (Class S)
- ING American Century Large Company Value Portfolio (Service Class)[1]
- ING American Century Select Portfolio (Initial Class)
- ING American Century Small Cap Value Portfolio (Service Class)
- ING Baron Small Cap Growth Portfolio (Service Class)
- ING Evergreen Health Sciences Portfolio (Class S)
- ING FMR[SM] Diversified Mid Cap Portfolio (Class S)
- ING Fundamental Research Portfolio (Service Class)[1]
- ING Goldman Sachs® Capital Growth Portfolio (Service Class)[2]
- ING JPMorgan Emerging Markets Equity Portfolio (Class S)
- ING JPMorgan Fleming International Portfolio (Initial Class)
- ING JPMorgan Mid Cap Value Portfolio (Service Class)
- ING JPMorgan Small Cap Equity Portfolio (Class S)
- ING Julius Baer Foreign Portfolio (Class S)
- ING Legg Mason Value Portfolio (Class S)
- ING Marisco Growth Portfolio (Class S)
- ING Marisco International Opportunities Portfolio (Class S)
- ING MFS Capital Opportunities Portfolio (Initial Class)
- ING MFS Total Return Portfolio (Class S)
- ING MFS Utilities Portfolio (Class S)
- ING OpCap Balanced Value Portfolio (Service Class)
- ING Oppenheimer Global Portfolio (Initial Class)
- ING Oppenheimer Main Street Portfolio (Class S)
- ING Oppenheimer Strategic Income Portfolio (Initial Class)
- ING PIMCO High Yield Portfolio (Class S)
- ING PIMCO Total Return Portfolio (Service Class)
- ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)
- ING Salomon Brothers Fundamental Value Portfolio (Service Class)
- ING Solution 2015 Portfolio (Service Class)[3]
- ING Solution 2025 Portfolio (Service Class)[3]
- ING Solution 2035 Portfolio (Service Class)[3]
- ING Solution 2045 Portfolio (Service Class)[3]
- ING Solution Income Portfolio (Service Class)[3]
- ING Stock Index Portfolio (Class I)
- ING T. Rowe Price Capital Appreciation Portfolio (Class S)
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)
- ING T. Rowe Price Equity Income Portfolio (Class S)

- ING T. Rowe Price Growth Equity Portfolio (Initial Class)
- ING UBS U.S. Large Cap Equity Portfolio (Initial Class)
- ING Van Kampen Comstock Portfolio (Service Class)
- ING Van Kampen Equity and Income Portfolio (Initial Class)
- ING Van Kampen Growth and Income Portfolio (Class S)
- ING VP Balanced Portfolio, Inc. (Class I)
- ING VP Financial Services Portfolio (Class I)
- ING VP Global Science and Technology Portfolio (Class I)
- ING VP Growth and Income Portfolio (Class I)
- ING VP Growth Portfolio (Class I)
- ING VP Index Plus LargeCap Portfolio (Class I)
- ING VP Index Plus MidCap Portfolio (Class I)
- ING VP Index Plus SmallCap Portfolio (Class I)
- ING VP Intermediate Bond Portfolio (Class I)[1]
- ING VP International Equity Portfolio (Class I)
- ING VP International Value Portfolio (Class I)
- ING VP MagnaCap Portfolio (Class I)
- ING VP MidCap Opportunities Portfolio (Class I)
- ING VP Money Market Portfolio (Class I)
- ING VP Natural Resources Trust
- ING VP Real Estate Portfolio (Class I)
- ING VP Small Company Portfolio (Class I)
- ING VP SmallCap Opportunities Portfolio (Class I)
- ING VP Strategic Allocation Balanced Portfolio (Class I)
- ING VP Strategic Allocation Growth Portfolio (Class I)
- ING VP Strategic Allocation Income Portfolio (Class I)
- ING VP Value Opportunity Portfolio (Class I)
- Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)
- Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)
- Oppenheimer Main Street Small Cap Fund®/VA
- PIMCO VIT Real Return Portfolio (Administrative Class)
- Pioneer Equity Income VCT Portfolio (Class I)
- Pioneer Fund VCT Portfolio (Class I)
- Pioneer High Yield VCT Portfolio (Class I)
- Pioneer Mid Cap Value VCT Portfolio (Class I)
- Wanger Select
- Wanger U.S. Smaller Companies

(1) This fund has changed its name to the name listed above. See Appendix IV – Fund Descriptions in the prospectus for a complete list of former and current fund names.
(2) Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.
(3) These portfolios are structured as fund of funds that invest directly in shares of underlying funds. See "Fees - Fund Fees and Expenses" for additional information.

Complete descriptions of each of the funds, including their investment objectives, policies, risks and fees and expenses, are contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Contract Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2004, 2003 and 2002 amounted to $2,068,285.47, $2,770,934 and $3,193,869 respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of ING Life Insurance and Annuity Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "The Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the income phase payment option and investment options elected.

The Annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Income phase payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:
Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the Annuity table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

5

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, 600 Peachtree Street, Suite 2800, Atlanta, GA 30308 is the independent registered public accounting firm for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account's financial statements.

FINANCIAL STATEMENTS
ING Life Insurance and Annuity Company
Variable Annuity Account B
Year ended December 31, 2004
with Report of Independent Registered Public Accounting Firm

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ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Financial Statements
Year ended December 31, 2004

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of ING Life Insurance and Annuity Company Variable Annuity Account B (the "Account") as of December 31, 2004, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I Shares
  AIM V.I. Core Equity Fund - Series I Shares
  AIM V.I. Government Securities Fund - Series I Shares
  AIM V.I. Growth Fund - Series I Shares
  AIM V.I. Premier Equity Fund - Series I Shares
Alger American Funds:
  Alger American Balanced Portfolio
  Alger American Income & Growth Portfolio
  Alger American Leveraged AllCap Portfolio
AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein VPSF Growth and Income - Class A
  AllianceBernstein VPSF Premier Growth - Class A
  AllianceBernstein VPSF Small Cap Growth - Class A
American Century® Investments:
  American Century® VP Balanced Fund
  American Century® VP International Fund
Calvert Social Balanced Portfolio
Federated Insurance Series:
  Federated American Leaders Fund II
  Federated Capital Income Fund II
  Federated Equity Income Fund II
  Federated Fund for U.S. Government Securities II
  Federated High Income Bond Fund II
  Federated International Equity Fund II
  Federated Mid Cap Growth Strategies Fund II
  Federated Prime Money Fund II
Fidelity® Variable Insurance Products Fund:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class

Fidelity® Variable Insurance Products Fund (continued):
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING GET Fund:
  ING GET Fund - Series D
  ING GET Fund - Series E
  ING GET Fund - Series G
  ING GET Fund - Series H
  ING GET Fund - Series I
  ING GET Fund - Series J
  ING GET Fund - Series K
  ING GET Fund - Series L
  ING GET Fund - Series M
  ING GET Fund - Series N
  ING GET Fund - Series P
  ING GET Fund - Series Q
  ING GET Fund - Series R
  ING GET Fund - Series S
  ING GET Fund - Series T
  ING GET Fund - Series U
  ING GET Fund - Series V
ING Investors Trust:
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio

ING Julius Baer Foreign Portfolio - Service Class
ING Legg Mason Value Portfolio - Institutional Class
ING MFS Total Return Portfolio - Service Class
ING T. Rowe Price Equity Income Portfolio - Service Class

ING Partners, Inc.:
ING Aeltus Enhanced Index Portfolio - Service Class
ING American Century Select Portfolio - Service Class
ING American Century Small Cap Value Portfolio - Service Class
ING Baron Small Cap Growth Portfolio - Service Class
ING Goldman Sachs® Capital Growth Portfolio - Service Class
ING JPMorgan International Portfolio - Initial Class
ING JPMorgan Mid Cap Value Portfolio - Service Class
ING MFS Capital Opportunities Portfolio - Initial Class
ING OpCap Balanced Value Portfolio - Service Class
ING Oppenheimer Global Portfolio - Service Class
ING PIMCO Total Return Portfolio - Service Class
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
ING Salomon Brothers Fundamental Value Portfolio - Service Class
ING Salomon Brothers Investors Value Portfolio - Service Class
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
ING T. Rowe Price Growth Equity Portfolio - Initial Class
ING UBS U.S. Large Cap Equity Portfolio - Initial Class
ING Van Kampen Comstock Portfolio - Service Class
ING Van Kampen Equity and Income Portfolio - Service Class

ING Strategic Allocation Portfolios, Inc.:
ING VP Strategic Allocation Balanced Portfolio - Class I
ING VP Strategic Allocation Growth Portfolio – Class I
ING VP Strategic Allocation Income Portfolio – Class I

ING Variable Funds:
ING VP Growth and Income Portfolio - Class I

ING Variable Insurance Trust:
ING GET U.S. Core Portfolio - Series 1
ING GET U.S. Core Portfolio - Series 2
ING GET U.S. Core Portfolio - Series 3
ING GET U.S. Core Portfolio - Series 4
ING GET U.S. Core Portfolio - Series 5
ING GET U.S. Core Portfolio - Series 6
ING GET U.S. Core Portfolio - Series 7

ING Variable Portfolios, Inc.:
ING VP Global Science and Technology Portfolio - Class I
ING VP Growth Portfolio - Class I
ING VP Index Plus LargeCap Portfolio - Class I
ING VP Index Plus MidCap Portfolio - Class I
ING VP Index Plus SmallCap Portfolio - Class I
ING VP International Equity Portfolio - Class I
ING VP Small Company Portfolio - Class I
ING VP Value Opportunity Portfolio - Class I

ING Variable Products Trust:
ING VP Growth Opportunities Portfolio - Class I
ING VP Growth Opportunities Portfolio - Class S
ING VP International Value Portfolio - Class I
ING VP MagnaCap Portfolio - Class I
ING VP MagnaCap Portfolio - Class S
ING VP MidCap Opportunities Portfolio - Class I
ING VP MidCap Opportunities Portfolio - Class S
ING VP Real Estate Portfolio - Class I
ING VP SmallCap Opportunities Portfolio - Class I
ING VP SmallCap Opportunities Portfolio - Class S

ING VP Balanced Portfolio, Inc. - Class I
ING VP Emerging Markets Fund
ING VP Financial Services - Class I
ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust

Janus Aspen Series:
Janus Aspen Balanced Portfolio - Inst Shares
Janus Aspen Flexible Income Portfolio - Inst Shares
Janus Aspen Growth Portfolio - Inst Shares
Janus Aspen Mid Cap Growth Portfolio - Inst Shares
Janus Aspen Worldwide Growth Portfolio - Inst Shares

Lord Abbett Funds:
Lord Abbett Growth and Income Portfolio
Lord Abbett Mid-Cap Value Portfolio

MFS® Funds:
MFS® VIT Strategic Income Series
MFS® VIT Total Return Series - Initial Class

Oppenheimer Variable Account Funds:
Oppenheimer Aggressive Growth Fund/VA
Oppenheimer Global Securities Fund/VA
Oppenheimer Main Street® Fund/VA
Oppenheimer Strategic Bond Fund/VA

PIMCO VIT Real Return Portfolio - Admin Class

Pioneer Variable Contracts Trust:
Pioneer Equity Income VCT Portfolio - Class I
Pioneer Fund VCT Portfolio - Class I
Pioneer High Yield VCT Portfolio - Class I
Pioneer Mid Cap Value VCT Portfolio - Class I

Prudential Series Fund, Inc.:	UBS Series Trust:
Jennison Portfolio - Class II Shares	UBS U.S. Allocation Portfolio - Class I
SP William Blair International Growth Portfolio -	Wanger Advisors Trust:
Class II Shares	Wanger Select
	Wanger U.S. Smaller Companies

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures also included confirmation of securities owned as of December 31, 2004, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Divisions comprising the ING Life Insurance and Annuity Company Variable Annuity Account B at December 31, 2004, and the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 15, 2005

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Government Securities	AIM V.I. Growth	AIM V.I. Premier Equity
Assets					
Investments in mutual funds					
at fair value	$ 15,172	$ 31,830	$ 14,556	$ 16,959	$ 36,351
Total assets	15,172	31,830	14,556	16,959	36,351
Net assets	$ 15,172	$ 31,830	$ 14,556	$ 16,959	$ 36,351
Net assets					
Accumulation units	$ 14,226	$ 27,228	$ 14,556	$ 15,788	$ 34,142
Contracts in payout (annuitization)					
period	946	4,602	-	1,171	2,209
Total net assets	$ 15,172	$ 31,830	$ 14,556	$ 16,959	$ 36,351
Total number of shares	668,651	1,408,409	1,205,980	1,056,645	1,706,639
Cost of shares	$ 13,665	$ 28,329	$ 14,944	$ 15,807	$ 36,615

The accompanying notes are an integral part of these financial statements.

4

Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Alger American Balanced		Alger American Income & Growth		Alger American Leveraged AllCap		Alliance Bernstein VPSF Growth and Income		Alliance Bernstein VPSF Premier Growth	
Assets										
Investments in mutual funds										
at fair value	$	1,926	$	5,250	$	5,104	$	48,096	$	7,542
Total assets		1,926		5,250		5,104		48,096		7,542
Net assets	$	1,926	$	5,250	$	5,104	$	48,096	$	7,542
Net assets										
Accumulation units	$	1,926	$	5,250	$	5,104	$	48,096	$	7,542
Contracts in payout (annuitization)										
period		-		-		-		-		-
Total net assets	$	1,926	$	5,250	$	5,104	$	48,096	$	7,542
Total number of shares		142,166		522,416		167,956		1,997,327		321,756
Cost of shares	$	1,803	$	5,190	$	4,973	$	42,812	$	6,888

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Alliance Bernstein VPSF Small Cap Growth	American Century® VP Balanced	American Century® VP International	Calvert Social Balanced	Federated American Leaders
Assets					
Investments in mutual funds at fair value	$ 5,141	$ 1,096	$ 1,196	$ 2,229	$ 42,192
Total assets	5,141	1,096	1,196	2,229	42,192
Net assets	$ 5,141	$ 1,096	$ 1,196	$ 2,229	$ 42,192
Net assets					
Accumulation units	$ 5,141	$ 1,096	$ 1,196	$ 2,229	$ 42,103
Contracts in payout (annuitization) period	-	-	-	-	89
Total net assets	$ 5,141	$ 1,096	$ 1,196	$ 2,229	$ 42,192
Total number of shares	441,255	150,541	162,767	1,190,608	2,041,206
Cost of shares	$ 4,463	$ 956	$ 1,050	$ 2,018	$ 39,597

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Federated Capital Income	Federated Equity Income	Federated Fund for U.S. Government Securities	Federated High Income Bond	Federated International Equity
Assets					
Investments in mutual funds					
at fair value	$ 5,170	$ 9,093	$ 6,444	$ 11,845	$ 5,865
Total assets	5,170	9,093	6,444	11,845	5,865
Net assets	$ 5,170	$ 9,093	$ 6,444	$ 11,845	$ 5,865
Net assets					
Accumulation units	$ 5,156	$ 8,977	$ 6,442	$ 11,789	$ 5,830
Contracts in payout (annuitization)					
period	14	116	2	56	35
Total net assets	$ 5,170	$ 9,093	$ 6,444	$ 11,845	$ 5,865
Total number of shares	582,819	677,542	555,555	1,444,529	443,619
Cost of shares	$ 5,855	$ 9,403	$ 6,361	$ 10,497	$ 8,876

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Federated Mid Cap Growth Strategies	Federated Prime Money	Fidelity® VIP Contrafund®	Fidelity® VIP Equity-Income	Fidelity® VIP Growth
Assets					
Investments in mutual funds					
at fair value	$ 10,473	$ 3,326	$ 243,399	$ 218,459	$ 109,798
Total assets	10,473	3,326	243,399	218,459	109,798
Net assets	$ 10,473	$ 3,326	$ 243,399	$ 218,459	$ 109,798
Net assets					
Accumulation units	$ 10,473	$ 3,326	$ 243,399	$ 218,459	$ 109,798
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 10,473	$ 3,326	$ 243,399	$ 218,459	$ 109,798
Total number of shares	498,220	3,325,705	9,143,477	8,610,906	3,430,109
Cost of shares	$ 13,804	$ 3,326	$ 192,805	$ 183,717	$ 107,533

The accompanying notes are an integral part of these financial statements.

8

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Fidelity® VIP High Income	Fidelity® VIP *Asset Manager*^{SM}	Fidelity® VIP Investment Grade Bond	Fidelity® VIP Index 500	Fidelity® VIP Overseas
Assets					
Investments in mutual funds					
at fair value	$ 47,964	$ 11,587	$ 1,958	$ 70,298	$ 15,669
Total assets	47,964	11,587	1,958	70,298	15,669
Net assets	$ 47,964	$ 11,587	$ 1,958	$ 70,298	$ 15,669
Net assets					
Accumulation units	$ 45,288	$ 11,587	$ 1,958	$ 70,298	$ 15,669
Contracts in payout (annuitization)					
period	2,676	-	-	-	-
Total net assets	$ 47,964	$ 11,587	$ 1,958	$ 70,298	$ 15,669
Total number of shares	6,851,930	780,282	147,791	510,332	894,346
Cost of shares	$ 43,141	$ 10,638	$ 1,876	$ 62,020	$ 13,748

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Franklin Small Cap Value Securities	ING GET Fund - Series H	ING GET Fund - Series I	ING GET Fund - Series J	ING GET Fund - Series K
Assets					
Investments in mutual funds					
at fair value	$ 4,384	$ 85,522	$ 60,675	$ 47,133	$ 55,421
Total assets	4,384	85,522	60,675	47,133	55,421
Net assets	$ 4,384	$ 85,522	$ 60,675	$ 47,133	$ 55,421
Net assets					
Accumulation units	$ 4,384	$ 85,522	$ 60,675	$ 47,133	$ 55,421
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 4,384	$ 85,522	$ 60,675	$ 47,133	$ 55,421
Total number of shares	280,146	8,798,593	6,216,670	4,894,430	5,615,069
Cost of shares	$ 4,063	$ 88,312	$ 62,102	$ 48,360	$ 56,226

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING GET Fund - Series L	ING GET Fund - Series M	ING GET Fund - Series N	ING GET Fund - Series P	ING GET Fund - Series Q
Assets					
Investments in mutual funds					
at fair value	$ 51,909	$ 76,815	$ 63,310	$ 47,889	$ 37,872
Total assets	51,909	76,815	63,310	47,889	37,872
Net assets	$ 51,909	$ 76,815	$ 63,310	$ 47,889	$ 37,872
Net assets					
Accumulation units	$ 51,909	$ 76,815	$ 63,310	$ 47,889	$ 37,872
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 51,909	$ 76,815	$ 63,310	$ 47,889	$ 37,872
Total number of shares	5,329,505	7,830,255	6,274,491	4,755,572	3,652,026
Cost of shares	$ 52,526	$ 76,934	$ 63,922	$ 47,501	$ 36,522

The accompanying notes are an integral part of these financial statements.

11

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING GET Fund - Series R	ING GET Fund - Series S	ING GET Fund - Series T	ING GET Fund - Series U	ING GET Fund - Series V
Assets					
Investments in mutual funds					
at fair value	$ 33,352	$ 36,434	$ 28,261	$ 27,273	$ 55,481
Total assets	33,352	36,434	28,261	27,273	55,481
Net assets	$ 33,352	$ 36,434	$ 28,261	$ 27,273	$ 55,481
Net assets					
Accumulation units	$ 33,352	$ 36,434	$ 28,261	$ 27,273	$ 55,481
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 33,352	$ 36,434	$ 28,261	$ 27,273	$ 55,481
Total number of shares	3,131,678	3,479,826	2,696,685	2,617,329	5,553,615
Cost of shares	$ 31,419	$ 34,933	$ 27,064	$ 26,231	$ 55,596

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING American Funds Growth	ING American Funds Growth-Income	ING American Funds International	ING Julius Baer Foreign	ING Legg Mason Value
Assets					
Investments in mutual funds					
at fair value	$ 1,774	$ 2,347	$ 9,074	$ 242	$ 882
Total assets	1,774	2,347	9,074	242	882
Net assets	$ 1,774	$ 2,347	$ 9,074	$ 242	$ 882
Net assets					
Accumulation units	$ 1,774	$ 2,152	$ 9,074	$ 242	$ 882
Contracts in payout (annuitization)					
period	-	195	-	-	-
Total net assets	$ 1,774	$ 2,347	$ 9,074	$ 242	$ 882
Total number of shares	34,858	63,558	566,061	19,773	87,905
Cost of shares	$ 1,726	$ 2,320	$ 8,910	$ 228	$ 858

The accompanying notes are an integral part of these financial statements.

13

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING MFS Total Return	ING T. Rowe Price Equity Income	ING Aeltus Enhanced Index	ING American Century Select	ING American Century Small Cap Value
Assets					
Investments in mutual funds					
at fair value	$ 1,922	$ 2,335	$ 79	$ 488	$ 1,034
Total assets	1,922	2,335	79	488	1,034
Net assets	$ 1,922	$ 2,335	$ 79	$ 488	$ 1,034
Net assets					
Accumulation units	$ 1,922	$ 2,335	$ 79	$ 488	$ 1,034
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 1,922	$ 2,335	$ 79	$ 488	$ 1,034
Total number of shares	102,319	169,911	9,032	52,694	84,631
Cost of shares	$ 1,829	$ 2,076	$ 74	$ 446	$ 925

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING Baron Small Cap Growth	ING Goldman Sachs® Capital Growth	ING JPMorgan International	ING JPMorgan Mid Cap Value	ING MFS Capital Opportunities
Assets					
Investments in mutual funds					
at fair value	$ 2,941	$ 315	$ 44,030	$ 2,215	$ 38,224
Total assets	2,941	315	44,030	2,215	38,224
Net assets	$ 2,941	$ 315	$ 44,030	$ 2,215	$ 38,224
Net assets					
Accumulation units	$ 2,941	$ 315	$ 41,341	$ 2,215	$ 35,211
Contracts in payout (annuitization)					
period	-	-	2,689	-	3,013
Total net assets	$ 2,941	$ 315	$ 44,030	$ 2,215	$ 38,224
Total number of shares	196,591	27,968	3,579,704	159,478	1,405,283
Cost of shares	$ 2,538	$ 281	$ 37,399	$ 1,980	$ 30,520

The accompanying notes are an integral part of these financial statements.

15

Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING OpCap Balanced Value	ING Oppenheimer Global	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth	ING Salomon Brothers Fundamental Value
Assets					
Investments in mutual funds					
at fair value	$ 2,126	$ 22	$ 3,885	$ 53,255	$ 1,483
Total assets	2,126	22	3,885	53,255	1,483
Net assets	$ 2,126	$ 22	$ 3,885	$ 53,255	$ 1,483
Net assets					
Accumulation units	$ 2,126	$ 22	$ 3,885	$ 51,733	$ 1,483
Contracts in payout (annuitization)					
period	-	-	-	1,522	-
Total net assets	$ 2,126	$ 22	$ 3,885	$ 53,255	$ 1,483
Total number of shares	158,321	1,780	354,449	1,333,037	82,459
Cost of shares	$ 1,946	$ 22	$ 3,835	$ 45,634	$ 1,371

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING Salomon Brothers Investors Value	ING T. Rowe Price Diversified Mid Cap Growth	ING T. Rowe Price Growth Equity	ING UBS U.S. Large Cap Equity	ING Van Kampen Comstock
Assets					
Investments in mutual funds					
at fair value	$ 387	$ 612	$ 73,921	$ 43,678	$ 3,726
Total assets	387	612	73,921	43,678	3,726
Net assets	$ 387	$ 612	$ 73,921	$ 43,678	$ 3,726
Net assets					
Accumulation units	$ 387	$ 612	$ 67,195	$ 43,678	$ 3,726
Contracts in payout (annuitization)					
period	-	-	6,726	-	-
Total net assets	$ 387	$ 612	$ 73,921	$ 43,678	$ 3,726
Total number of shares	27,294	76,638	1,484,062	5,090,630	303,194
Cost of shares	$ 366	$ 575	$ 63,844	$ 40,443	$ 3,374

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING Van Kampen Equity and Income	ING VP Strategic Allocation Balanced	ING VP Strategic Allocation Growth	ING VP Strategic Allocation Income	ING VP Growth and Income
Assets					
Investments in mutual funds					
at fair value	$ 137	$ 20,822	$ 15,631	$ 18,730	$ 423,357
Total assets	137	20,822	15,631	18,730	423,357
Net assets	$ 137	$ 20,822	$ 15,631	$ 18,730	$ 423,357
Net assets					
Accumulation units	$ 137	$ 17,934	$ 13,548	$ 15,154	$ 326,371
Contracts in payout (annuitization)					
period	-	2,888	2,083	3,576	96,986
Total net assets	$ 137	$ 20,822	$ 15,631	$ 18,730	$ 423,357
Total number of shares	4,092	1,496,922	1,059,037	1,436,355	21,878,936
Cost of shares	$ 126	$ 18,835	$ 13,589	$ 17,369	$ 461,670

The accompanying notes are an integral part of these financial statements.

18

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING GET U.S. Core - Series 1	ING GET U.S. Core - Series 2	ING GET U.S. Core - Series 3	ING GET U.S. Core - Series 4	ING GET U.S. Core - Series 5
Assets					
Investments in mutual funds					
at fair value	$ 23,042	$ 19,803	$ 54,614	$ 8,173	$ 4,428
Total assets	23,042	19,803	54,614	8,173	4,428
Net assets	$ 23,042	$ 19,803	$ 54,614	$ 8,173	$ 4,428
Net assets					
Accumulation units	$ 23,042	$ 19,803	$ 54,614	$ 8,173	$ 4,428
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 23,042	$ 19,803	$ 54,614	$ 8,173	$ 4,428
Total number of shares	2,169,690	1,896,842	5,391,315	776,932	418,892
Cost of shares	$ 21,716	$ 18,979	$ 53,920	$ 7,775	$ 4,199

The accompanying notes are an integral part of these financial statements.

19

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING GET U.S. Core - Series 6	ING GET U.S. Core - Series 7	ING VP Global Science and Technology	ING VP Growth	ING VP Index Plus LargeCap
Assets					
Investments in mutual funds					
at fair value	$ 88,090	$ 57,015	$ 10,373	$ 28,081	$ 182,362
Total assets	88,090	57,015	10,373	28,081	182,362
Net assets	$ 88,090	$ 57,015	$ 10,373	$ 28,081	$ 182,362
Net assets					
Accumulation units	$ 88,090	$ 57,015	$ 10,373	$ 25,389	$ 138,246
Contracts in payout (annuitization)					
period	-	-	-	2,692	44,116
Total net assets	$ 88,090	$ 57,015	$ 10,373	$ 28,081	$ 182,362
Total number of shares	8,704,574	5,696,396	2,715,342	2,937,296	12,305,141
Cost of shares	$ 87,055	$ 56,970	$ 10,338	$ 25,718	$ 158,591

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING VP Index Plus MidCap	ING VP Index Plus SmallCap	ING VP International Equity	ING VP Small Company	ING VP Value Opportunity
Assets					
Investments in mutual funds					
at fair value	$ 18,233	$ 8,963	$ 13,340	$ 82,870	$ 16,285
Total assets	18,233	8,963	13,340	82,870	16,285
Net assets	$ 18,233	$ 8,963	$ 13,340	$ 82,870	$ 16,285
Net assets					
Accumulation units	$ 18,233	$ 8,963	$ 11,657	$ 74,744	$ 16,285
Contracts in payout (annuitization)					
period	-	-	1,683	8,126	-
Total net assets	$ 18,233	$ 8,963	$ 13,340	$ 82,870	$ 16,285
Total number of shares	1,004,006	546,874	1,526,296	4,155,956	1,234,626
Cost of shares	$ 13,694	$ 6,876	$ 11,261	$ 64,523	$ 15,461

The accompanying notes are an integral part of these financial statements.

21

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING VP International Value	ING VP MagnaCap - Class I	ING VP MagnaCap - Class S	ING VP MidCap Opportunities - Class I	ING VP MidCap Opportunities - Class S
Assets					
Investments in mutual funds					
at fair value	$ 2,980	$ 125	$ 1,635	$ 340	$ 10,784
Total assets	2,980	125	1,635	340	10,784
Net assets	$ 2,980	$ 125	$ 1,635	$ 340	$ 10,784
Net assets					
Accumulation units	$ 2,980	$ 125	$ 1,635	$ 340	$ 10,784
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 2,980	$ 125	$ 1,635	$ 340	$ 10,784
Total number of shares	233,504	13,199	171,365	49,615	1,588,235
Cost of shares	$ 2,491	$ 111	$ 1,431	$ 300	$ 9,263

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING VP Real Estate		ING VP SmallCap Opportunities - Class I		ING VP SmallCap Opportunities - Class S		ING VP Balanced		ING VP Emerging Markets	
Assets										
Investments in mutual funds										
at fair value	$	1,193	$	970	$	5,342	$	189,559	$	770
Total assets		1,193		970		5,342		189,559		770
Net assets	$	1,193	$	970	$	5,342	$	189,559	$	770
Net assets										
Accumulation units	$	1,193	$	970	$	5,342	$	144,379	$	770
Contracts in payout (annuitization)										
period		-		-		-		45,180		-
Total net assets	$	1,193	$	970	$	5,342	$	189,559	$	770
Total number of shares		87,573		59,645		330,956		14,146,212		96,925
Cost of shares	$	1,095	$	931	$	4,682	$	173,163	$	558

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING VP Intermediate Bond	ING VP Money Market	ING VP Natural Resources	Janus Aspen Balanced	Janus Aspen Flexible Income
Assets					
Investments in mutual funds					
at fair value	$ 137,880	$ 192,781	$ 1,861	$ 156,790	$ 15,748
Total assets	137,880	192,781	1,861	156,790	15,748
Net assets	$ 137,880	$ 192,781	$ 1,861	$ 156,790	$ 15,748
Net assets					
Accumulation units	$ 125,417	$ 187,699	$ 1,861	$ 156,790	$ 15,748
Contracts in payout (annuitization)					
period	12,463	5,082	-	-	-
Total net assets	$ 137,880	$ 192,781	$ 1,861	$ 156,790	$ 15,748
Total number of shares	10,493,163	14,900,388	105,429	6,428,456	1,297,160
Cost of shares	$ 140,963	$ 192,039	$ 1,487	$ 145,813	$ 16,069

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Janus Aspen Growth	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth	Lord Abbett Growth and Income	Lord Abbett Mid-Cap Value
Assets					
Investments in mutual funds					
at fair value	$ 84,481	$ 94,264	$ 154,245	$ 6,773	$ 3,732
Total assets	84,481	94,264	154,245	6,773	3,732
Net assets	$ 84,481	$ 94,264	$ 154,245	$ 6,773	$ 3,732
Net assets					
Accumulation units	$ 78,822	$ 94,264	$ 148,522	$ 6,773	$ 3,732
Contracts in payout (annuitization)					
period	5,659	-	5,723	-	-
Total net assets	$ 84,481	$ 94,264	$ 154,245	$ 6,773	$ 3,732
Total number of shares	4,209,326	3,648,004	5,759,719	249,179	179,520
Cost of shares	$ 80,578	$ 65,778	$ 148,011	$ 6,206	$ 3,179

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	MFS® VIT Strategic Income	MFS® VIT Total Return	Oppenheimer Aggressive Growth	Oppenheimer Global Securities	Oppenheimer Main Street®
Assets					
Investments in mutual funds					
at fair value	$ 2,503	$ 142,497	$ 32,874	$ 43,720	$ 68,396
Total assets	2,503	142,497	32,874	43,720	68,396
Net assets	$ 2,503	$ 142,497	$ 32,874	$ 43,720	$ 68,396
Net assets					
Accumulation units	$ 2,503	$ 142,497	$ 30,981	$ 43,720	$ 60,919
Contracts in payout (annuitization)					
period	-	-	1,893	-	7,477
Total net assets	$ 2,503	$ 142,497	$ 32,874	$ 43,720	$ 68,396
Total number of shares	222,477	6,649,417	747,640	1,481,540	3,281,957
Cost of shares	$ 2,356	$ 127,339	$ 27,019	$ 34,455	$ 60,795

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Oppenheimer Strategic Bond	PIMCO VIT Real Return	Pioneer Equity Income VCT	Pioneer Fund VCT	Pioneer High Yield VCT
Assets					
Investments in mutual funds					
at fair value	$ 58,634	$ 522	$ 1,581	$ 52	$ 216
Total assets	58,634	522	1,581	52	216
Net assets	$ 58,634	$ 522	$ 1,581	$ 52	$ 216
Net assets					
Accumulation units	$ 56,174	$ 522	$ 1,581	$ 52	$ 216
Contracts in payout (annuitization)					
period	2,460	-	-	-	-
Total net assets	$ 58,634	$ 522	$ 1,581	$ 52	$ 216
Total number of shares	11,254,177	40,409	76,829	2,548	18,493
Cost of shares	$ 53,032	$ 525	$ 1,443	$ 50	$ 214

The accompanying notes are an integral part of these financial statements.

27

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Pioneer Mid Cap Value VCT	Jennison	SP William Blair International Growth	UBS U. S. Allocation	Wanger Select
Assets					
Investments in mutual funds					
at fair value	$ 3,193	$ 1,329	$ 6,154	$ 8,911	$ 249
Total assets	3,193	1,329	6,154	8,911	249
Net assets	$ 3,193	$ 1,329	$ 6,154	$ 8,911	$ 249
Net assets					
Accumulation units	$ 3,193	$ 1,329	$ 6,154	$ 8,911	$ 249
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 3,193	$ 1,329	$ 6,154	$ 8,911	$ 249
Total number of shares	129,415	73,978	908,946	662,070	11,273
Cost of shares	$ 2,795	$ 1,170	$ 5,331	$ 8,042	$ 238

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Wanger U.S. Smaller Companies
Assets	
Investments in mutual funds at fair value	$ 97
Total assets	97
Net assets	$ 97
Net assets	
Accumulation units	$ 97
Contracts in payout (annuitization) period	-
Total net assets	$ 97
Total number of shares	3,108
Cost of shares	$ 84

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Government Securities	AIM V.I. Growth	AIM V.I. Premier Equity
Net investment income (loss)					
Income:					
Dividends	$ -	$ 303	$ 548	$ -	$ 166
Total investment income	-	303	548	-	166
Expenses:					
Mortality and expense risk and					
other charges	205	418	177	221	487
Total expenses	205	418	177	221	487
Net investment income (loss)	(205)	(115)	371	(221)	(321)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(18)	424	(58)	(115)	(740)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(18)	424	(58)	(115)	(740)
Net unrealized appreciation					
(depreciation) of investments	946	1,983	(147)	1,403	2,521
Net increase (decrease) in net assets					
resulting from operations	$ 723	$ 2,292	$ 166	$ 1,067	$ 1,460

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Alger American Balanced	Alger American Income & Growth	Alger American Leveraged AllCap	Alliance Bernstein VPSF Growth and Income	Alliance Bernstein VPSF Premier Growth
Net investment income (loss)					
Income:					
Dividends	$ 32	$ 32	$ -	$ 366	$ -
Total investment income	32	32	-	366	-
Expenses:					
Mortality and expense risk and					
other charges	30	81	79	523	95
Total expenses	30	81	79	523	95
Net investment income (loss)	2	(49)	(79)	(157)	(95)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1	(120)	(103)	(43)	(118)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	1	(120)	(103)	(43)	(118)
Net unrealized appreciation					
(depreciation) of investments	40	477	484	4,351	714
Net increase (decrease) in net assets					
resulting from operations	$ 43	$ 308	$ 302	$ 4,151	$ 501

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Alliance Bernstein VPSF Small Cap Growth	American Century® VP Balanced	American Century® VP International	Calvert Social Balanced	Federated American Leaders
Net investment income (loss)					
Income:					
Dividends	$ -	$ 23	$ 7	$ 37	$ 685
Total investment income	-	23	7	37	685
Expenses:					
Mortality and expense risk and					
other charges	58	19	18	27	647
Total expenses	58	19	18	27	647
Net investment income (loss)	(58)	4	(11)	10	38
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	442	39	6	14	(902)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	442	39	6	14	(902)
Net unrealized appreciation					
(depreciation) of investments	77	55	152	121	4,253
Net increase (decrease) in net assets					
resulting from operations	$ 461	$ 98	$ 147	$ 145	$ 3,389

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Federated Capital Income	Federated Equity Income	Federated Fund for U.S. Government Securities	Federated High Income Bond	Federated International Equity
Net investment income (loss)					
Income:					
Dividends	$ 267	$ 206	$ 409	$ 1,080	$ -
Total investment income	267	206	409	1,080	-
Expenses:					
Mortality and expense risk and					
other charges	80	140	115	190	86
Total expenses	80	140	115	190	86
Net investment income (loss)	187	66	294	890	(86)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,281)	(211)	109	(586)	(791)
Capital gains distributions	-	-	48	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(1,281)	(211)	157	(586)	(791)
Net unrealized appreciation					
(depreciation) of investments	1,520	1,125	(285)	797	1,543
Net increase (decrease) in net assets					
resulting from operations	$ 426	$ 980	$ 166	$ 1,101	$ 666

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Federated Mid Cap Growth Strategies	Federated Prime Money	Fidelity® VIP Contrafund®	Fidelity® VIP Equity-Income	Fidelity® VIP Growth
Net investment income (loss)					
Income:					
Dividends	$ -	$ 32	$ 662	$ 3,069	$ 330
Total investment income	-	32	662	3,069	330
Expenses:					
Mortality and expense risk and					
other charges	153	57	2,560	2,550	1,514
Total expenses	153	57	2,560	2,550	1,514
Net investment income (loss)	(153)	(25)	(1,898)	519	(1,184)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(425)	-	1,634	713	(1,400)
Capital gains distributions	-	-	-	733	-
Total realized gain (loss) on investments					
and capital gains distributions	(425)	-	1,634	1,446	(1,400)
Net unrealized appreciation					
(depreciation) of investments	1,905	-	28,725	17,751	4,239
Net increase (decrease) in net assets					
resulting from operations	$ 1,327	$ (25)	$ 28,461	$ 19,716	$ 1,655

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Fidelity® VIP High Income	Fidelity® VIP *Asset Manager*℠	Fidelity® VIP Investment Grade Bond	Fidelity® VIP Index 500	Fidelity® VIP Overseas
Net investment income (loss)					
Income:					
Dividends	$ 4,591	$ 321	$ 92	$ 966	$ 174
Total investment income	4,591	321	92	966	174
Expenses:					
Mortality and expense risk and other charges	653	163	30	980	174
Total expenses	653	163	30	980	174
Net investment income (loss)	3,938	158	62	(14)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3,046	66	15	52	620
Capital gains distributions	-	-	66	-	-
Total realized gain (loss) on investments and capital gains distributions	3,046	66	81	52	620
Net unrealized appreciation (depreciation) of investments	(3,248)	221	(81)	5,896	885
Net increase (decrease) in net assets resulting from operations	$ 3,736	$ 445	$ 62	$ 5,934	$ 1,505

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Franklin Small Cap Value Securities	ING GET Fund - Series D	ING GET Fund - Series E	ING GET Fund - Series G	ING GET Fund - Series H
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 3,232	$ 15,508	$ 10,204	$ 4,356
Total investment income	1	3,232	15,508	10,204	4,356
Expenses:					
Mortality and expense risk and					
other charges	14	104	2,542	2,018	1,587
Total expenses	14	104	2,542	2,018	1,587
Net investment income (loss)	(13)	3,128	12,966	8,186	2,769
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	247	(8,794)	(19,910)	(11,127)	(389)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	247	(8,794)	(19,910)	(11,127)	(389)
Net unrealized appreciation					
(depreciation) of investments	194	5,596	4,843	2,313	(2,504)
Net increase (decrease) in net assets					
resulting from operations	$ 428	$ (70)	$ (2,101)	$ (628)	$ (124)

The accompanying notes are an integral part of these financial statements.

36

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING GET Fund - Series I	ING GET Fund - Series J	ING GET Fund - Series K	ING GET Fund - Series L	ING GET Fund - Series M
Net investment income (loss)					
Income:					
Dividends	$ 2,785	$ 2,341	$ 2,268	$ 2,369	$ 3,723
Total investment income	2,785	2,341	2,268	2,369	3,723
Expenses:					
Mortality and expense risk and other charges	1,145	903	1,219	1,143	1,685
Total expenses	1,145	903	1,219	1,143	1,685
Net investment income (loss)	1,640	1,438	1,049	1,226	2,038
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(160)	(104)	18	277	406
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(160)	(104)	18	277	406
Net unrealized appreciation (depreciation) of investments	(1,883)	(1,698)	(1,900)	(2,269)	(3,412)
Net increase (decrease) in net assets resulting from operations	$ (403)	$ (364)	$ (833)	$ (766)	$ (968)

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING GET Fund - Series N	ING GET Fund - Series P	ING GET Fund - Series Q	ING GET Fund - Series R	ING GET Fund - Series S
Net investment income (loss)					
Income:					
Dividends	$ 2,398	$ 1,925	$ 1,466	$ 1,150	$ 1,067
Total investment income	2,398	1,925	1,466	1,150	1,067
Expenses:					
Mortality and expense risk and other charges	1,378	1,053	813	699	777
Total expenses	1,378	1,053	813	699	777
Net investment income (loss)	1,020	872	653	451	290
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(57)	261	361	323	457
Capital gains distributions	-	-	-	-	615
Total realized gain (loss) on investments and capital gains distributions	(57)	261	361	323	1,072
Net unrealized appreciation (depreciation) of investments	(1,190)	(1,415)	(1,058)	(525)	(1,093)
Net increase (decrease) in net assets resulting from operations	$ (227)	$ (282)	$ (44)	$ 249	$ 269

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING GET Fund - Series T	ING GET Fund - Series U	ING GET Fund - Series V	ING American Funds Growth	ING American Funds Growth-Income
Net investment income (loss)					
Income:					
Dividends	$ 844	$ 547	$ 649	$ -	$ 2
Total investment income	844	547	649	-	2
Expenses:					
Mortality and expense risk and other charges	600	561	1,256	1	2
Total expenses	600	561	1,256	1	2
Net investment income (loss)	244	(14)	(607)	(1)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	250	213	(96)	-	-
Capital gains distributions	498	1,191	-	-	-
Total realized gain (loss) on investments and capital gains distributions	748	1,404	(96)	-	-
Net unrealized appreciation (depreciation) of investments	(824)	(1,012)	971	48	27
Net increase (decrease) in net assets resulting from operations	$ 168	$ 378	$ 268	$ 47	$ 27

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING American Funds International	ING Julius Baer Foreign	ING Legg Mason Value	ING MFS Total Return	ING T. Rowe Price Equity Income
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ 2	$ 32	$ 19
Total investment income	1	-	2	32	19
Expenses:					
Mortality and expense risk and					
other charges	3	-	-	10	13
Total expenses	3	-	-	10	13
Net investment income (loss)	(2)	-	2	22	6
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	2	-	19	32
Capital gains distributions	-	1	-	-	11
Total realized gain (loss) on investments					
and capital gains distributions	-	3	-	19	43
Net unrealized appreciation					
(depreciation) of investments	164	14	24	81	180
Net increase (decrease) in net assets					
resulting from operations	$ 162	$ 17	$ 26	$ 122	$ 229

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING Aeltus Enhanced Index	ING American Century Select	ING American Century Small Cap Value	ING Baron Small Cap Growth	ING Goldman Sachs® Capital Growth
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality and expense risk and other charges	1	4	7	18	1
Total expenses	1	4	7	18	1
Net investment income (loss)	(1)	(4)	(7)	(18)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	4	64	263	1
Capital gains distributions	-	-	63	-	-
Total realized gain (loss) on investments and capital gains distributions	-	4	127	263	1
Net unrealized appreciation (depreciation) of investments	5	9	28	244	31
Net increase (decrease) in net assets resulting from operations	$ 4	$ 9	$ 148	$ 489	$ 31

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING JPMorgan International	ING JPMorgan Mid Cap Value	ING MFS Capital Opportunities	ING OpCap Balanced Value	ING Oppenheimer Global
Net investment income (loss)					
Income:					
Dividends	$ 449	$ 3	$ 164	$ 17	$ -
Total investment income	449	3	164	17	-
Expenses:					
Mortality and expense risk and					
other charges	465	10	462	17	-
Total expenses	465	10	462	17	-
Net investment income (loss)	(16)	(7)	(298)	-	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	3,477	37	(497)	56	4
Capital gains distributions	-	64	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	3,477	101	(497)	56	4
Net unrealized appreciation					
(depreciation) of investments	3,386	158	4,806	100	-
Net increase (decrease) in net assets					
resulting from operations	$ 6,847	$ 252	$ 4,011	$ 156	$ 4

The accompanying notes are an integral part of these financial statements.

42

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth	ING Salomon Brothers Fundamental Value	ING Salomon Brothers Investors Value	ING T. Rowe Price Diversified Mid Cap Growth
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 3	$ -
Total investment income	-	-	-	3	-
Expenses:					
Mortality and expense risk and					
other charges	29	725	13	4	8
Total expenses	29	725	13	4	8
Net investment income (loss)	(29)	(725)	(13)	(1)	(8)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	9	(84)	80	22	61
Capital gains distributions	34	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	43	(84)	80	22	61
Net unrealized appreciation					
(depreciation) of investments	89	4,983	27	3	(11)
Net increase (decrease) in net assets					
resulting from operations	$ 103	$ 4,174	$ 94	$ 24	$ 42

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING T. Rowe Price Growth Equity	ING UBS U.S. Large Cap Equity	ING Van Kampen Comstock	ING Van Kampen Equity and Income	ING VP Strategic Allocation Balanced
Net investment income (loss)					
Income:					
Dividends	$ 113	$ 332	$ -	$ -	$ 246
Total investment income	113	332	-	-	246
Expenses:					
Mortality and expense risk and other charges	949	546	15	1	253
Total expenses	949	546	15	1	253
Net investment income (loss)	(836)	(214)	(15)	(1)	(7)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	541	(196)	63	2	112
Capital gains distributions	-	-	8	-	-
Total realized gain (loss) on investments and capital gains distributions	541	(196)	71	2	112
Net unrealized appreciation (depreciation) of investments	6,147	5,688	260	8	1,528
Net increase (decrease) in net assets resulting from operations	$ 5,852	$ 5,278	$ 316	$ 9	$ 1,633

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING VP Strategic Allocation Growth	ING VP Strategic Allocation Income	ING VP Growth and Income	ING GET U.S. Core - Series 1	ING GET U.S. Core - Series 2
Net investment income (loss)					
Income:					
Dividends	$ 158	$ 348	$ 10,145	$ 166	$ 23
Total investment income	158	348	10,145	166	23
Expenses:					
Mortality and expense risk and					
other charges	184	246	4,736	464	420
Total expenses	184	246	4,736	464	420
Net investment income (loss)	(26)	102	5,409	(298)	(397)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	98	51	(37,452)	173	138
Capital gains distributions	-	-	-	26	-
Total realized gain (loss) on investments					
and capital gains distributions	98	51	(37,452)	199	138
Net unrealized appreciation					
(depreciation) of investments	1,429	1,020	60,752	465	642
Net increase (decrease) in net assets					
resulting from operations	$ 1,501	$ 1,173	$ 28,709	$ 366	$ 383

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING GET U.S. Core - Series 3	ING GET U.S. Core - Series 4	ING GET U.S. Core - Series 5	ING GET U.S. Core - Series 6	ING GET U.S. Core - Series 7
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ -	$ -	$ -
Total investment income	1	-	-	-	-
Expenses:					
Mortality and expense risk and					
other charges	907	91	33	360	35
Total expenses	907	91	33	360	35
Net investment income (loss)	(906)	(91)	(33)	(360)	(35)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(108)	12	36	39	3
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(108)	12	36	39	3
Net unrealized appreciation					
(depreciation) of investments	694	398	229	1,035	45
Net increase (decrease) in net assets					
resulting from operations	$ (320)	$ 319	$ 232	$ 714	$ 13

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING VP Global Science and Technology	ING VP Growth	ING VP Index Plus LargeCap	ING VP Index Plus MidCap	ING VP Index Plus SmallCap
Net investment income (loss)					
Income:					
Dividends	$ -	$ 37	$ 1,857	$ 66	$ 11
Total investment income	-	37	1,857	66	11
Expenses:					
Mortality and expense risk and other charges	134	337	2,240	136	61
Total expenses	134	337	2,240	136	61
Net investment income (loss)	(134)	(300)	(383)	(70)	(50)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,339	(336)	380	515	599
Capital gains distributions	-	-	-	-	38
Total realized gain (loss) on investments and capital gains distributions	1,339	(336)	380	515	637
Net unrealized appreciation (depreciation) of investments	(1,927)	2,144	15,721	1,945	912
Net increase (decrease) in net assets resulting from operations	$ (722)	$ 1,508	$ 15,718	$ 2,390	$ 1,499

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING VP International Equity	ING VP Small Company	ING VP Value Opportunity	ING VP Growth Opportunities - Class I	ING VP Growth Opportunities - Class S
Net investment income (loss)					
Income:					
Dividends	$ 128	$ 228	$ 143	$ -	$ -
Total investment income	128	228	143	-	-
Expenses:					
Mortality and expense risk and					
other charges	133	984	205	-	3
Total expenses	133	984	205	-	3
Net investment income (loss)	(5)	(756)	(62)	-	(3)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	514	3,278	(370)	7	117
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	514	3,278	(370)	7	117
Net unrealized appreciation					
(depreciation) of investments	1,167	7,164	1,835	(4)	(79)
Net increase (decrease) in net assets					
resulting from operations	$ 1,676	$ 9,686	$ 1,403	$ 3	$ 35

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING VP International Value	ING VP MagnaCap - Class I	ING VP MagnaCap - Class S	ING VP MidCap Opportunities - Class I	ING VP MidCap Opportunities - Class S
Net investment income (loss)					
Income:					
Dividends	$ 27	$ 2	$ 19	$ -	$ -
Total investment income	27	2	19	-	-
Expenses:					
Mortality and expense risk and					
other charges	18	1	16	5	119
Total expenses	18	1	16	5	119
Net investment income (loss)	9	1	3	(5)	(119)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	96	-	13	150	348
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	96	-	13	150	348
Net unrealized appreciation					
(depreciation) of investments	272	7	98	(84)	564
Net increase (decrease) in net assets					
resulting from operations	$ 377	$ 8	$ 114	$ 61	$ 793

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING VP Real Estate	ING VP SmallCap Opportunities - Class I	ING VP SmallCap Opportunities - Class S	ING VP Balanced	ING VP Emerging Markets
Net investment income (loss)					
Income:					
Dividends	$ 13	$ -	$ -	$ 3,621	$ 6
Total investment income	13	-	-	3,621	6
Expenses:					
Mortality and expense risk and other charges	2	3	62	2,155	11
Total expenses	2	3	62	2,155	11
Net investment income (loss)	11	(3)	(62)	1,466	(5)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	22	411	(3,158)	29
Capital gains distributions	13	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	13	22	411	(3,158)	29
Net unrealized appreciation (depreciation) of investments	98	50	33	15,759	109
Net increase (decrease) in net assets resulting from operations	$ 122	$ 69	$ 382	$ 14,067	$ 133

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING VP Financial	ING VP Intermediate Bond	ING VP Money Market	ING VP Natural Resources	Janus Aspen Balanced
Net investment income (loss)					
Income:					
Dividends	$ -	$ 11,204	$ 2,075	$ 17	$ 3,577
Total investment income	-	11,204	2,075	17	3,577
Expenses:					
Mortality and expense risk and other charges	-	1,673	2,185	20	2,080
Total expenses	-	1,673	2,185	20	2,080
Net investment income (loss)	-	9,531	(110)	(3)	1,497
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3)	1,747	(354)	53	764
Capital gains distributions	-	5,664	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(3)	7,411	(354)	53	764
Net unrealized appreciation (depreciation) of investments	-	(12,159)	154	122	8,691
Net increase (decrease) in net assets resulting from operations	$ (3)	$ 4,783	$ (310)	$ 172	$ 10,952

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Janus Aspen Flexible Income	Janus Aspen Growth	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth	Lord Abbett Growth and Income
Net investment income (loss)					
Income:					
Dividends	$ 980	$ 124	$ -	$ 1,617	$ 53
Total investment income	980	124	-	1,617	53
Expenses:					
Mortality and expense risk and					
other charges	234	1,137	1,031	2,094	47
Total expenses	234	1,137	1,031	2,094	47
Net investment income (loss)	746	(1,013)	(1,031)	(477)	6
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	415	(821)	2,091	(4,417)	276
Capital gains distributions	143	-	-	-	54
Total realized gain (loss) on investments					
and capital gains distributions	558	(821)	2,091	(4,417)	330
Net unrealized appreciation					
(depreciation) of investments	(857)	3,988	14,067	9,492	222
Net increase (decrease) in net assets					
resulting from operations	$ 447	$ 2,154	$ 15,127	$ 4,598	$ 558

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Lord Abbett Mid-Cap Value	MFS® VIT Strategic Income	MFS® VIT Total Return	Oppenheimer Aggressive Growth	Oppenheimer Global Securities
Net investment income (loss)					
Income:					
Dividends	$ 10	$ 127	$ 1,923	$ -	$ 428
Total investment income	10	127	1,923	-	428
Expenses:					
Mortality and expense risk and					
other charges	18	34	1,561	391	430
Total expenses	18	34	1,561	391	430
Net investment income (loss)	(8)	93	362	(391)	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	135	63	258	134	771
Capital gains distributions	50	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	185	63	258	134	771
Net unrealized appreciation					
(depreciation) of investments	356	(10)	11,330	5,377	5,617
Net increase (decrease) in net assets					
resulting from operations	$ 533	$ 146	$ 11,950	$ 5,120	$ 6,386

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Oppenheimer Main Street®	Oppenheimer Strategic Bond	PIMCO VIT Real Return	Pioneer Equity Income VCT	Pioneer Fund VCT
Net investment income (loss)					
Income:					
Dividends	$ 565	$ 2,331	$ 1	$ 19	$ -
Total investment income	565	2,331	1	19	-
Expenses:					
Mortality and expense risk and other charges	884	602	1	6	-
Total expenses	884	602	1	6	-
Net investment income (loss)	(319)	1,729	-	13	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	79	826	-	25	-
Capital gains distributions	-	-	10	-	-
Total realized gain (loss) on investments and capital gains distributions	79	826	10	25	-
Net unrealized appreciation (depreciation) of investments	5,227	895	(3)	95	2
Net increase (decrease) in net assets resulting from operations	$ 4,987	$ 3,450	$ 7	$ 133	$ 2

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Pioneer High Yield VCT	Pioneer Mid Cap Value VCT	Jennison	SP William Blair International Growth	UBS U. S. Allocation
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 6	$ 1	$ -	$ 79
Total investment income	1	6	1	-	79
Expenses:					
Mortality and expense risk and other charges	-	16	13	54	133
Total expenses	-	16	13	54	133
Net investment income (loss)	1	(10)	(12)	(54)	(54)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	67	70	211	73
Capital gains distributions	-	15	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	82	70	211	73
Net unrealized appreciation (depreciation) of investments	2	342	32	540	787
Net increase (decrease) in net assets resulting from operations	$ 3	$ 414	$ 90	$ 697	$ 806

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Wanger Select	Wanger U.S. Smaller Companies
Net investment income (loss)		
Income:		
Dividends	$ -	$ -
Total investment income	-	-
Expenses:		
Mortality and expense risk and other charges	-	-
Total expenses	-	-
Net investment income (loss)	-	-
Realized and unrealized gain (loss) on investments		
Net realized gain (loss) on investments	-	-
Capital gains distributions	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-
Net unrealized appreciation (depreciation) of investments	11	13
Net increase (decrease) in net assets resulting from operations	$ 11	$ 13

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Government Securities	AIM V.I. Growth
Net assets at January 1, 2003	$ 14,832	$ 29,940	$ 25,997	$ 14,946
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(198)	(72)	83	(197)
Net realized gain (loss) on investments				
and capital gains distributions	(625)	(546)	609	(678)
Net unrealized appreciation (depreciation) of investments	4,685	7,126	(826)	4,981
Net increase (decrease) in net assets from operations	3,862	6,508	(134)	4,106
Changes from principal transactions:				
Total unit transactions	(1,194)	(1,540)	(10,837)	(985)
Increase (decrease) in assets derived from principal				
transactions	(1,194)	(1,540)	(10,837)	(985)
Total increase (decrease)	2,668	4,968	(10,971)	3,121
Net assets at December 31, 2003	17,500	34,908	15,026	18,067
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(205)	(115)	371	(221)
Net realized gain (loss) on investments				
and capital gains distributions	(18)	424	(58)	(115)
Net unrealized appreciation (depreciation) of investments	946	1,983	(147)	1,403
Net increase (decrease) in net assets from operations	723	2,292	166	1,067
Changes from principal transactions:				
Total unit transactions	(3,051)	(5,370)	(636)	(2,175)
Increase (decrease) in assets derived from principal				
transactions	(3,051)	(5,370)	(636)	(2,175)
Total increase (decrease)	(2,328)	(3,078)	(470)	(1,108)
Net assets at December 31, 2004	$ 15,172	$ 31,830	$ 14,556	$ 16,959

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	AIM V.I. Premier Equity	Alger American Balanced	Alger American Income & Growth	Alger American Leveraged AllCap
Net assets at January 1, 2003	$ 41,327	$ 2,576	$ 6,167	$ 5,724
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(395)	19	(68)	(86)
Net realized gain (loss) on investments				
and capital gains distributions	(2,160)	(34)	(339)	(265)
Net unrealized appreciation (depreciation) of investments	11,202	413	1,960	2,058
Net increase (decrease) in net assets from operations	8,647	398	1,553	1,707
Changes from principal transactions:				
Total unit transactions	(7,144)	(607)	(1,250)	(988)
Increase (decrease) in assets derived from principal				
transactions	(7,144)	(607)	(1,250)	(988)
Total increase (decrease)	1,503	(209)	303	719
Net assets at December 31, 2003	42,830	2,367	6,470	6,443
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(321)	2	(49)	(79)
Net realized gain (loss) on investments				
and capital gains distributions	(740)	1	(120)	(103)
Net unrealized appreciation (depreciation) of investments	2,521	40	477	484
Net increase (decrease) in net assets from operations	1,460	43	308	302
Changes from principal transactions:				
Total unit transactions	(7,939)	(484)	(1,528)	(1,641)
Increase (decrease) in assets derived from principal				
transactions	(7,939)	(484)	(1,528)	(1,641)
Total increase (decrease)	(6,479)	(441)	(1,220)	(1,339)
Net assets at December 31, 2004	$ 36,351	$ 1,926	$ 5,250	$ 5,104

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Alliance Bernstein VPSF Growth and Income	Alliance Bernstein VPSF Premier Growth	Alliance Bernstein VPSF Small Cap Growth	American Century® VP Balanced
Net assets at January 1, 2003	$ 22,169	$ 5,838	$ 684	$ 1,483
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(75)	(86)	(23)	19
Net realized gain (loss) on investments				
and capital gains distributions	(917)	(358)	(125)	(7)
Net unrealized appreciation (depreciation) of investments	8,091	1,693	864	227
Net increase (decrease) in net assets from operations	7,099	1,249	716	239
Changes from principal transactions:				
Total unit transactions	5,703	227	2,518	(302)
Increase (decrease) in assets derived from principal				
transactions	5,703	227	2,518	(302)
Total increase (decrease)	12,802	1,476	3,234	(63)
Net assets at December 31, 2003	34,971	7,314	3,918	1,420
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(157)	(95)	(58)	4
Net realized gain (loss) on investments				
and capital gains distributions	(43)	(118)	442	39
Net unrealized appreciation (depreciation) of investments	4,351	714	77	55
Net increase (decrease) in net assets from operations	4,151	501	461	98
Changes from principal transactions:				
Total unit transactions	8,974	(273)	762	(422)
Increase (decrease) in assets derived from principal				
transactions	8,974	(273)	762	(422)
Total increase (decrease)	13,125	228	1,223	(324)
Net assets at December 31, 2004	$ 48,096	$ 7,542	$ 5,141	$ 1,096

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	American Century® VP International	Calvert Social Balanced	Federated American Leaders	Federated Capital Income
Net assets at January 1, 2003	$ 1,539	$ 1,775	$ 50,539	$ 7,021
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	16	94	350
Net realized gain (loss) on investments				
and capital gains distributions	(99)	(37)	(2,953)	(1,548)
Net unrealized appreciation (depreciation) of investments	372	343	13,953	2,295
Net increase (decrease) in net assets from operations	265	322	11,094	1,097
Changes from principal transactions:				
Total unit transactions	(458)	131	(9,916)	(1,658)
Increase (decrease) in assets derived from principal				
transactions	(458)	131	(9,916)	(1,658)
Total increase (decrease)	(193)	453	1,178	(561)
Net assets at December 31, 2003	1,346	2,228	51,717	6,460
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	10	38	187
Net realized gain (loss) on investments				
and capital gains distributions	6	14	(902)	(1,281)
Net unrealized appreciation (depreciation) of investments	152	121	4,253	1,520
Net increase (decrease) in net assets from operations	147	145	3,389	426
Changes from principal transactions:				
Total unit transactions	(297)	(144)	(12,914)	(1,716)
Increase (decrease) in assets derived from principal				
transactions	(297)	(144)	(12,914)	(1,716)
Total increase (decrease)	(150)	1	(9,525)	(1,290)
Net assets at December 31, 2004	$ 1,196	$ 2,229	$ 42,192	$ 5,170

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Federated Equity Income	Federated Fund for U.S. Government Securities	Federated High Income Bond	Federated International Equity
Net assets at January 1, 2003	$ 10,264	$ 12,674	$ 16,683	$ 6,024
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	58	275	1,017	(83)
Net realized gain (loss) on investments				
and capital gains distributions	(540)	427	(971)	(781)
Net unrealized appreciation (depreciation) of investments	2,785	(608)	3,008	2,426
Net increase (decrease) in net assets from operations	2,303	94	3,054	1,562
Changes from principal transactions:				
Total unit transactions	(1,562)	(2,935)	(3,963)	(1,021)
Increase (decrease) in assets derived from principal				
transactions	(1,562)	(2,935)	(3,963)	(1,021)
Total increase (decrease)	741	(2,841)	(909)	541
Net assets at December 31, 2003	11,005	9,833	15,774	6,565
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	66	294	890	(86)
Net realized gain (loss) on investments				
and capital gains distributions	(211)	157	(586)	(791)
Net unrealized appreciation (depreciation) of investments	1,125	(285)	797	1,543
Net increase (decrease) in net assets from operations	980	166	1,101	666
Changes from principal transactions:				
Total unit transactions	(2,892)	(3,555)	(5,030)	(1,366)
Increase (decrease) in assets derived from principal				
transactions	(2,892)	(3,555)	(5,030)	(1,366)
Total increase (decrease)	(1,912)	(3,389)	(3,929)	(700)
Net assets at December 31, 2004	$ 9,093	$ 6,444	$ 11,845	$ 5,865

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Federated Mid Cap Growth Strategies	Federated Prime Money	Fidelity® VIP Contrafund®	Fidelity® VIP Equity-Income
Net assets at January 1, 2003	$ 10,415	$ 7,387	$ 145,571	$ 146,420
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(148)	(44)	(1,258)	753
Net realized gain (loss) on investments				
and capital gains distributions	(421)	-	(2,724)	(6,755)
Net unrealized appreciation (depreciation) of investments	3,953	-	42,317	47,447
Net increase (decrease) in net assets from operations	3,384	(44)	38,335	41,445
Changes from principal transactions:				
Total unit transactions	(1,986)	(2,413)	4,149	4,284
Increase (decrease) in assets derived from principal				
transactions	(1,986)	(2,413)	4,149	4,284
Total increase (decrease)	1,398	(2,457)	42,484	45,729
Net assets at December 31, 2003	11,813	4,930	188,055	192,149
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(153)	(25)	(1,898)	519
Net realized gain (loss) on investments				
and capital gains distributions	(425)	-	1,634	1,446
Net unrealized appreciation (depreciation) of investments	1,905	-	28,725	17,751
Net increase (decrease) in net assets from operations	1,327	(25)	28,461	19,716
Changes from principal transactions:				
Total unit transactions	(2,667)	(1,579)	26,883	6,594
Increase (decrease) in assets derived from principal				
transactions	(2,667)	(1,579)	26,883	6,594
Total increase (decrease)	(1,340)	(1,604)	55,344	26,310
Net assets at December 31, 2004	$ 10,473	$ 3,326	$ 243,399	$ 218,459

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP *Asset Manager*SM	Fidelity® VIP Investment Grade Bond
Net assets at January 1, 2003	$ 98,180	$ 36,456	$ 11,086	$ 2,890
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,061)	2,326	250	76
Net realized gain (loss) on investments				
and capital gains distributions	(3,844)	1,393	(99)	89
Net unrealized appreciation (depreciation) of investments	34,021	6,885	1,563	(69)
Net increase (decrease) in net assets from operations	29,116	10,604	1,714	96
Changes from principal transactions:				
Total unit transactions	(1,432)	9,910	(766)	(742)
Increase (decrease) in assets derived from principal				
transactions	(1,432)	9,910	(766)	(742)
Total increase (decrease)	27,684	20,514	948	(646)
Net assets at December 31, 2003	125,864	56,970	12,034	2,244
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,184)	3,938	158	62
Net realized gain (loss) on investments				
and capital gains distributions	(1,400)	3,046	66	81
Net unrealized appreciation (depreciation) of investments	4,239	(3,248)	221	(81)
Net increase (decrease) in net assets from operations	1,655	3,736	445	62
Changes from principal transactions:				
Total unit transactions	(17,721)	(12,742)	(892)	(348)
Increase (decrease) in assets derived from principal				
transactions	(17,721)	(12,742)	(892)	(348)
Total increase (decrease)	(16,066)	(9,006)	(447)	(286)
Net assets at December 31, 2004	$ 109,798	$ 47,964	$ 11,587	$ 1,958

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Fidelity® VIP Index 500	Fidelity® VIP Overseas	Franklin Small Cap Value Securities	ING GET Fund - Series D
Net assets at January 1, 2003	$ 64,190	$ 6,617	$ 365	$ 103,698
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	79	(39)	(3)	2,488
Net realized gain (loss) on investments				
and capital gains distributions	(2,618)	1,142	18	(1,414)
Net unrealized appreciation (depreciation) of investments	18,365	2,299	125	(988)
Net increase (decrease) in net assets from operations	15,826	3,402	140	86
Changes from principal transactions:				
Total unit transactions	(5,750)	3,885	157	(17,353)
Increase (decrease) in assets derived from principal				
transactions	(5,750)	3,885	157	(17,353)
Total increase (decrease)	10,076	7,287	297	(17,267)
Net assets at December 31, 2003	74,266	13,904	662	86,431
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14)	-	(13)	3,128
Net realized gain (loss) on investments				
and capital gains distributions	52	620	247	(8,794)
Net unrealized appreciation (depreciation) of investments	5,896	885	194	5,596
Net increase (decrease) in net assets from operations	5,934	1,505	428	(70)
Changes from principal transactions:				
Total unit transactions	(9,902)	260	3,294	(86,361)
Increase (decrease) in assets derived from principal				
transactions	(9,902)	260	3,294	(86,361)
Total increase (decrease)	(3,968)	1,765	3,722	(86,431)
Net assets at December 31, 2004	$ 70,298	$ 15,669	$ 4,384	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING GET Fund - Series E	ING GET Fund - Series G	ING GET Fund - Series H	ING GET Fund - Series I
Net assets at January 1, 2003	$ 276,397	$ 163,877	$ 121,603	$ 84,079
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6,394	3,488	2,709	1,369
Net realized gain (loss) on investments				
and capital gains distributions	(903)	(335)	(63)	100
Net unrealized appreciation (depreciation) of investments	(2,753)	(2,355)	(1,049)	(373)
Net increase (decrease) in net assets from operations	2,738	798	1,597	1,096
Changes from principal transactions:				
Total unit transactions	(40,249)	(26,394)	(18,191)	(10,425)
Increase (decrease) in assets derived from principal				
transactions	(40,249)	(26,394)	(18,191)	(10,425)
Total increase (decrease)	(37,511)	(25,596)	(16,594)	(9,329)
Net assets at December 31, 2003	238,886	138,281	105,009	74,750
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	12,966	8,186	2,769	1,640
Net realized gain (loss) on investments				
and capital gains distributions	(19,910)	(11,127)	(389)	(160)
Net unrealized appreciation (depreciation) of investments	4,843	2,313	(2,504)	(1,883)
Net increase (decrease) in net assets from operations	(2,101)	(628)	(124)	(403)
Changes from principal transactions:				
Total unit transactions	(236,785)	(137,653)	(19,363)	(13,672)
Increase (decrease) in assets derived from principal				
transactions	(236,785)	(137,653)	(19,363)	(13,672)
Total increase (decrease)	(238,886)	(138,281)	(19,487)	(14,075)
Net assets at December 31, 2004	$ -	$ -	$ 85,522	$ 60,675

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING GET Fund - Series J	ING GET Fund - Series K	ING GET Fund - Series L	ING GET Fund - Series M
Net assets at January 1, 2003	$ 71,844	$ 81,260	$ 75,255	$ 115,381
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,253	947	1,076	1,606
Net realized gain (loss) on investments				
and capital gains distributions	148	303	343	1,021
Net unrealized appreciation (depreciation) of investments	(799)	(922)	(356)	(674)
Net increase (decrease) in net assets from operations	602	328	1,063	1,953
Changes from principal transactions:				
Total unit transactions	(12,356)	(11,083)	(9,450)	(22,616)
Increase (decrease) in assets derived from principal				
transactions	(12,356)	(11,083)	(9,450)	(22,616)
Total increase (decrease)	(11,754)	(10,755)	(8,387)	(20,663)
Net assets at December 31, 2003	60,090	70,505	66,868	94,718
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,438	1,049	1,226	2,038
Net realized gain (loss) on investments				
and capital gains distributions	(104)	18	277	406
Net unrealized appreciation (depreciation) of investments	(1,698)	(1,900)	(2,269)	(3,412)
Net increase (decrease) in net assets from operations	(364)	(833)	(766)	(968)
Changes from principal transactions:				
Total unit transactions	(12,593)	(14,251)	(14,193)	(16,935)
Increase (decrease) in assets derived from principal				
transactions	(12,593)	(14,251)	(14,193)	(16,935)
Total increase (decrease)	(12,957)	(15,084)	(14,959)	(17,903)
Net assets at December 31, 2004	$ 47,133	$ 55,421	$ 51,909	$ 76,815

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING GET Fund - Series N	ING GET Fund - Series P	ING GET Fund - Series Q	ING GET Fund - Series R
Net assets at January 1, 2003	$ 90,143	$ 76,334	$ 54,826	$ 43,556
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	537	346	(991)	(791)
Net realized gain (loss) on investments				
and capital gains distributions	65	663	462	290
Net unrealized appreciation (depreciation) of investments	1,328	303	2,082	2,111
Net increase (decrease) in net assets from operations	1,930	1,312	1,553	1,610
Changes from principal transactions:				
Total unit transactions	(15,288)	(19,643)	(12,043)	(6,991)
Increase (decrease) in assets derived from principal				
transactions	(15,288)	(19,643)	(12,043)	(6,991)
Total increase (decrease)	(13,358)	(18,331)	(10,490)	(5,381)
Net assets at December 31, 2003	76,785	58,003	44,336	38,175
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,020	872	653	451
Net realized gain (loss) on investments				
and capital gains distributions	(57)	261	361	323
Net unrealized appreciation (depreciation) of investments	(1,190)	(1,415)	(1,058)	(525)
Net increase (decrease) in net assets from operations	(227)	(282)	(44)	249
Changes from principal transactions:				
Total unit transactions	(13,248)	(9,832)	(6,420)	(5,072)
Increase (decrease) in assets derived from principal				
transactions	(13,248)	(9,832)	(6,420)	(5,072)
Total increase (decrease)	(13,475)	(10,114)	(6,464)	(4,823)
Net assets at December 31, 2004	$ 63,310	$ 47,889	$ 37,872	$ 33,352

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING GET Fund - Series S	ING GET Fund - Series T	ING GET Fund - Series U	ING GET Fund - Series V
Net assets at January 1, 2003	$ 53,553	$ 39,378	$ 503	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(909)	(654)	(568)	(915)
Net realized gain (loss) on investments				
and capital gains distributions	493	412	768	(307)
Net unrealized appreciation (depreciation) of investments	2,330	1,635	2,053	(1,086)
Net increase (decrease) in net assets from operations	1,914	1,393	2,253	(2,308)
Changes from principal transactions:				
Total unit transactions	(11,327)	(8,751)	27,322	76,985
Increase (decrease) in assets derived from principal				
transactions	(11,327)	(8,751)	27,322	76,985
Total increase (decrease)	(9,413)	(7,358)	29,575	74,677
Net assets at December 31, 2003	44,140	32,020	30,078	74,677
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	290	244	(14)	(607)
Net realized gain (loss) on investments				
and capital gains distributions	1,072	748	1,404	(96)
Net unrealized appreciation (depreciation) of investments	(1,093)	(824)	(1,012)	971
Net increase (decrease) in net assets from operations	269	168	378	268
Changes from principal transactions:				
Total unit transactions	(7,975)	(3,927)	(3,183)	(19,464)
Increase (decrease) in assets derived from principal				
transactions	(7,975)	(3,927)	(3,183)	(19,464)
Total increase (decrease)	(7,706)	(3,759)	(2,805)	(19,196)
Net assets at December 31, 2004	$ 36,434	$ 28,261	$ 27,273	$ 55,481

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING American Funds Growth	ING American Funds Growth-Income	ING American Funds International	ING Julius Baer Foreign
Net assets at January 1, 2003	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Total unit transactions	-	-	-	-
Increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease)	-	-	-	-
Net assets at December 31, 2003	-	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	(2)	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	3
Net unrealized appreciation (depreciation) of investments	48	27	164	14
Net increase (decrease) in net assets from operations	47	27	162	17
Changes from principal transactions:				
Total unit transactions	1,727	2,320	8,912	225
Increase (decrease) in assets derived from principal transactions	1,727	2,320	8,912	225
Total increase (decrease)	1,774	2,347	9,074	242
Net assets at December 31, 2004	$ 1,774	$ 2,347	$ 9,074	$ 242

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING Legg Mason Value	ING MFS Total Return	ING T. Rowe Price Equity Income	ING Aeltus Enhanced Index
Net assets at January 1, 2003	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	2	-	-
Net realized gain (loss) on investments				
and capital gains distributions	-	2	7	1
Net unrealized appreciation (depreciation) of investments	-	12	79	-
Net increase (decrease) in net assets from operations	-	16	86	1
Changes from principal transactions:				
Total unit transactions	-	385	618	5
Increase (decrease) in assets derived from principal				
transactions	-	385	618	5
Total increase (decrease)	-	401	704	6
Net assets at December 31, 2003	-	401	704	6
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	22	6	(1)
Net realized gain (loss) on investments				
and capital gains distributions	-	19	43	-
Net unrealized appreciation (depreciation) of investments	24	81	180	5
Net increase (decrease) in net assets from operations	26	122	229	4
Changes from principal transactions:				
Total unit transactions	856	1,399	1,402	69
Increase (decrease) in assets derived from principal				
transactions	856	1,399	1,402	69
Total increase (decrease)	882	1,521	1,631	73
Net assets at December 31, 2004	$ 882	$ 1,922	$ 2,335	$ 79

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING American Century Select	ING American Century Small Cap Value	ING Baron Small Cap Growth	ING Goldman Sachs® Capital Growth
Net assets at January 1, 2003	$ 9	$ 173	$ 193	$ 18
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(2)	(6)	-
Net realized gain (loss) on investments and capital gains distributions	9	54	37	-
Net unrealized appreciation (depreciation) of investments	34	74	159	4
Net increase (decrease) in net assets from operations	42	126	190	4
Changes from principal transactions:				
Total unit transactions	329	262	998	3
Increase (decrease) in assets derived from principal transactions	329	262	998	3
Total increase (decrease)	371	388	1,188	7
Net assets at December 31, 2003	380	561	1,381	25
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(7)	(18)	(1)
Net realized gain (loss) on investments and capital gains distributions	4	127	263	1
Net unrealized appreciation (depreciation) of investments	9	28	244	31
Net increase (decrease) in net assets from operations	9	148	489	31
Changes from principal transactions:				
Total unit transactions	99	325	1,071	259
Increase (decrease) in assets derived from principal transactions	99	325	1,071	259
Total increase (decrease)	108	473	1,560	290
Net assets at December 31, 2004	$ 488	$ 1,034	$ 2,941	$ 315

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING JPMorgan International	ING JPMorgan Mid Cap Value	ING MFS Capital Opportunities	ING OpCap Balanced Value
Net assets at January 1, 2003	$ 24,044	$ 87	$ 35,741	$ 15
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(2)	(375)	7
Net realized gain (loss) on investments				
and capital gains distributions	4,418	25	(7,641)	8
Net unrealized appreciation (depreciation) of investments	3,476	79	16,575	80
Net increase (decrease) in net assets from operations	7,891	102	8,559	95
Changes from principal transactions:				
Total unit transactions	2,084	489	(5,013)	1,140
Increase (decrease) in assets derived from principal				
transactions	2,084	489	(5,013)	1,140
Total increase (decrease)	9,975	591	3,546	1,235
Net assets at December 31, 2003	34,019	678	39,287	1,250
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(16)	(7)	(298)	-
Net realized gain (loss) on investments				
and capital gains distributions	3,477	101	(497)	56
Net unrealized appreciation (depreciation) of investments	3,386	158	4,806	100
Net increase (decrease) in net assets from operations	6,847	252	4,011	156
Changes from principal transactions:				
Total unit transactions	3,164	1,285	(5,074)	720
Increase (decrease) in assets derived from principal				
transactions	3,164	1,285	(5,074)	720
Total increase (decrease)	10,011	1,537	(1,063)	876
Net assets at December 31, 2004	$ 44,030	$ 2,215	$ 38,224	$ 2,126

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING Oppenheimer Global	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth	ING Salomon Brothers Fundamental Value
Net assets at January 1, 2003	$ 1	$ 1,275	$ 47,008	$ 5
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	50	(674)	-
Net realized gain (loss) on investments				
and capital gains distributions	3	68	(3,532)	103
Net unrealized appreciation (depreciation) of investments	-	(57)	20,204	85
Net increase (decrease) in net assets from operations	3	61	15,998	188
Changes from principal transactions:				
Total unit transactions	1	1,277	(4,367)	1,022
Increase (decrease) in assets derived from principal				
transactions	1	1,277	(4,367)	1,022
Total increase (decrease)	4	1,338	11,631	1,210
Net assets at December 31, 2003	5	2,613	58,639	1,215
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(29)	(725)	(13)
Net realized gain (loss) on investments				
and capital gains distributions	4	43	(84)	80
Net unrealized appreciation (depreciation) of investments	-	89	4,983	27
Net increase (decrease) in net assets from operations	4	103	4,174	94
Changes from principal transactions:				
Total unit transactions	13	1,169	(9,558)	174
Increase (decrease) in assets derived from principal				
transactions	13	1,169	(9,558)	174
Total increase (decrease)	17	1,272	(5,384)	268
Net assets at December 31, 2004	$ 22	$ 3,885	$ 53,255	$ 1,483

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING Salomon Brothers Investors Value		ING T. Rowe Price Diversified Mid Cap Growth		ING T. Rowe Price Growth Equity		ING UBS U.S. Large Cap Equity	
Net assets at January 1, 2003	$	14	$	179	$	58,443	$	40,669
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		-		(4)		(747)		(289)
Net realized gain (loss) on investments								
and capital gains distributions		3		71		(2,008)		(1,984)
Net unrealized appreciation (depreciation) of investments		20		59		19,241		10,721
Net increase (decrease) in net assets from operations		23		126		16,486		8,448
Changes from principal transactions:								
Total unit transactions		142		712		(42)		(6,177)
Increase (decrease) in assets derived from principal								
transactions		142		712		(42)		(6,177)
Total increase (decrease)		165		838		16,444		2,271
Net assets at December 31, 2003		179		1,017		74,887		42,940
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		(1)		(8)		(836)		(214)
Net realized gain (loss) on investments								
and capital gains distributions		22		61		541		(196)
Net unrealized appreciation (depreciation) of investments		3		(11)		6,147		5,688
Net increase (decrease) in net assets from operations		24		42		5,852		5,278
Changes from principal transactions:								
Total unit transactions		184		(447)		(6,818)		(4,540)
Increase (decrease) in assets derived from principal								
transactions		184		(447)		(6,818)		(4,540)
Total increase (decrease)		208		(405)		(966)		738
Net assets at December 31, 2004	$	387	$	612	$	73,921	$	43,678

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING Van Kampen Comstock	ING Van Kampen Equity and Income	ING VP Strategic Allocation Balanced	ING VP Strategic Allocation Growth
Net assets at January 1, 2003	$ 319	$ -	$ 14,344	$ 11,257
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	33	(41)
Net realized gain (loss) on investments				
and capital gains distributions	45	1	(421)	(254)
Net unrealized appreciation (depreciation) of investments	103	3	2,802	2,920
Net increase (decrease) in net assets from operations	148	4	2,414	2,625
Changes from principal transactions:				
Total unit transactions	432	49	179	926
Increase (decrease) in assets derived from principal				
transactions	432	49	179	926
Total increase (decrease)	580	53	2,593	3,551
Net assets at December 31, 2003	899	53	16,937	14,808
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(15)	(1)	(7)	(26)
Net realized gain (loss) on investments				
and capital gains distributions	71	2	112	98
Net unrealized appreciation (depreciation) of investments	260	8	1,528	1,429
Net increase (decrease) in net assets from operations	316	9	1,633	1,501
Changes from principal transactions:				
Total unit transactions	2,511	75	2,252	(678)
Increase (decrease) in assets derived from principal				
transactions	2,511	75	2,252	(678)
Total increase (decrease)	2,827	84	3,885	823
Net assets at December 31, 2004	$ 3,726	$ 137	$ 20,822	$ 15,631

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP Strategic Allocation Income	ING VP Growth and Income	ING GET U.S. Core - Series 1	ING GET U.S. Core - Series 2
Net assets at January 1, 2003	$ 20,088	$ 415,966	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	201	(4,562)	(162)	(36)
Net realized gain (loss) on investments				
and capital gains distributions	(299)	(65,679)	16	-
Net unrealized appreciation (depreciation) of investments	2,310	163,033	861	182
Net increase (decrease) in net assets from operations	2,212	92,792	715	146
Changes from principal transactions:				
Total unit transactions	(2,878)	(53,397)	25,230	24,355
Increase (decrease) in assets derived from principal				
transactions	(2,878)	(53,397)	25,230	24,355
Total increase (decrease)	(666)	39,395	25,945	24,501
Net assets at December 31, 2003	19,422	455,361	25,945	24,501
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	102	5,409	(298)	(397)
Net realized gain (loss) on investments				
and capital gains distributions	51	(37,452)	199	138
Net unrealized appreciation (depreciation) of investments	1,020	60,752	465	642
Net increase (decrease) in net assets from operations	1,173	28,709	366	383
Changes from principal transactions:				
Total unit transactions	(1,865)	(60,713)	(3,269)	(5,081)
Increase (decrease) in assets derived from principal				
transactions	(1,865)	(60,713)	(3,269)	(5,081)
Total increase (decrease)	(692)	(32,004)	(2,903)	(4,698)
Net assets at December 31, 2004	$ 18,730	$ 423,357	$ 23,042	$ 19,803

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING GET U.S. Core - Series 3	ING GET U.S. Core - Series 4	ING GET U.S. Core - Series 5	ING GET U.S. Core - Series 6
Net assets at January 1, 2003	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	(1)	-	-	-
Changes from principal transactions:				
Total unit transactions	1,966	-	-	-
Increase (decrease) in assets derived from principal transactions	1,966	-	-	-
Total increase (decrease)	1,965	-	-	-
Net assets at December 31, 2003	1,965	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(906)	(91)	(33)	(360)
Net realized gain (loss) on investments and capital gains distributions	(108)	12	36	39
Net unrealized appreciation (depreciation) of investments	694	398	229	1,035
Net increase (decrease) in net assets from operations	(320)	319	232	714
Changes from principal transactions:				
Total unit transactions	52,969	7,854	4,196	87,376
Increase (decrease) in assets derived from principal transactions	52,969	7,854	4,196	87,376
Total increase (decrease)	52,649	8,173	4,428	88,090
Net assets at December 31, 2004	$ 54,614	$ 8,173	$ 4,428	$ 88,090

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING GET U.S. Core - Series 7	ING VP Global Science and Technology	ING VP Growth	ING VP Index Plus LargeCap
Net assets at January 1, 2003	$ -	$ 6,564	$ 28,286	$ 154,417
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(105)	(341)	(240)
Net realized gain (loss) on investments				
and capital gains distributions	-	(728)	(1,434)	(6,964)
Net unrealized appreciation (depreciation) of investments	-	3,935	9,318	43,359
Net increase (decrease) in net assets from operations	-	3,102	7,543	36,155
Changes from principal transactions:				
Total unit transactions	-	3,706	(3,738)	(3,646)
Increase (decrease) in assets derived from principal				
transactions	-	3,706	(3,738)	(3,646)
Total increase (decrease)	-	6,808	3,805	32,509
Net assets at December 31, 2003	-	13,372	32,091	186,926
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(35)	(134)	(300)	(383)
Net realized gain (loss) on investments				
and capital gains distributions	3	1,339	(336)	380
Net unrealized appreciation (depreciation) of investments	45	(1,927)	2,144	15,721
Net increase (decrease) in net assets from operations	13	(722)	1,508	15,718
Changes from principal transactions:				
Total unit transactions	57,002	(2,277)	(5,518)	(20,282)
Increase (decrease) in assets derived from principal				
transactions	57,002	(2,277)	(5,518)	(20,282)
Total increase (decrease)	57,015	(2,999)	(4,010)	(4,564)
Net assets at December 31, 2004	$ 57,015	$ 10,373	$ 28,081	$ 182,362

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP Index Plus MidCap	ING VP Index Plus SmallCap	ING VP International Equity	ING VP Small Company
Net assets at January 1, 2003	$ 11,779	$ 4,275	$ 5,228	$ 52,158
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(47)	(31)	(9)	(591)
Net realized gain (loss) on investments				
and capital gains distributions	(736)	(377)	842	(4,193)
Net unrealized appreciation (depreciation) of investments	4,296	1,857	966	23,973
Net increase (decrease) in net assets from operations	3,513	1,449	1,799	19,189
Changes from principal transactions:				
Total unit transactions	(260)	988	1,897	9,111
Increase (decrease) in assets derived from principal				
transactions	(260)	988	1,897	9,111
Total increase (decrease)	3,253	2,437	3,696	28,300
Net assets at December 31, 2003	15,032	6,712	8,924	80,458
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(70)	(50)	(5)	(756)
Net realized gain (loss) on investments				
and capital gains distributions	515	637	514	3,278
Net unrealized appreciation (depreciation) of investments	1,945	912	1,167	7,164
Net increase (decrease) in net assets from operations	2,390	1,499	1,676	9,686
Changes from principal transactions:				
Total unit transactions	811	752	2,740	(7,274)
Increase (decrease) in assets derived from principal				
transactions	811	752	2,740	(7,274)
Total increase (decrease)	3,201	2,251	4,416	2,412
Net assets at December 31, 2004	$ 18,233	$ 8,963	$ 13,340	$ 82,870

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP Value Opportunity	ING VP Growth Opportunities - Class I	ING VP Growth Opportunities - Class S	ING VP International Value
Net assets at January 1, 2003	$ 17,001	$ 384	$ 125	$ 404
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(77)	(2)	(4)	5
Net realized gain (loss) on investments				
and capital gains distributions	(911)	(1)	4	12
Net unrealized appreciation (depreciation) of investments	4,627	23	109	247
Net increase (decrease) in net assets from operations	3,639	20	109	264
Changes from principal transactions:				
Total unit transactions	(1,995)	(355)	619	531
Increase (decrease) in assets derived from principal				
transactions	(1,995)	(355)	619	531
Total increase (decrease)	1,644	(335)	728	795
Net assets at December 31, 2003	18,645	49	853	1,199
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(62)	-	(3)	9
Net realized gain (loss) on investments				
and capital gains distributions	(370)	7	117	96
Net unrealized appreciation (depreciation) of investments	1,835	(4)	(79)	272
Net increase (decrease) in net assets from operations	1,403	3	35	377
Changes from principal transactions:				
Total unit transactions	(3,763)	(52)	(888)	1,404
Increase (decrease) in assets derived from principal				
transactions	(3,763)	(52)	(888)	1,404
Total increase (decrease)	(2,360)	(49)	(853)	1,781
Net assets at December 31, 2004	$ 16,285	$ -	$ -	$ 2,980

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP MagnaCap - Class I	ING VP MagnaCap - Class S	ING VP MidCap Opportunities - Class I	ING VP MidCap Opportunities - Class S
Net assets at January 1, 2003	$ 27	$ 490	$ 76	$ 2,583
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(2)	(7)	(52)
Net realized gain (loss) on investments				
and capital gains distributions	(4)	(52)	182	(176)
Net unrealized appreciation (depreciation) of investments	12	221	125	1,406
Net increase (decrease) in net assets from operations	8	167	300	1,178
Changes from principal transactions:				
Total unit transactions	7	271	529	3,057
Increase (decrease) in assets derived from principal				
transactions	7	271	529	3,057
Total increase (decrease)	15	438	829	4,235
Net assets at December 31, 2003	42	928	905	6,818
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	3	(5)	(119)
Net realized gain (loss) on investments				
and capital gains distributions	-	13	150	348
Net unrealized appreciation (depreciation) of investments	7	98	(84)	564
Net increase (decrease) in net assets from operations	8	114	61	793
Changes from principal transactions:				
Total unit transactions	75	593	(626)	3,173
Increase (decrease) in assets derived from principal				
transactions	75	593	(626)	3,173
Total increase (decrease)	83	707	(565)	3,966
Net assets at December 31, 2004	$ 125	$ 1,635	$ 340	$ 10,784

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP Real Estate	ING VP SmallCap Opportunities - Class I	ING VP SmallCap Opportunities - Class S	ING VP Balanced
Net assets at January 1, 2003	$ -	$ 58	$ 1,772	$ 148,868
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(2)	(33)	1,276
Net realized gain (loss) on investments				
and capital gains distributions	-	39	(426)	(6,377)
Net unrealized appreciation (depreciation) of investments	-	(7)	1,223	30,184
Net increase (decrease) in net assets from operations	-	30	764	25,083
Changes from principal transactions:				
Total unit transactions	-	1,304	1,992	(1,133)
Increase (decrease) in assets derived from principal				
transactions	-	1,304	1,992	(1,133)
Total increase (decrease)	-	1,334	2,756	23,950
Net assets at December 31, 2003	-	1,392	4,528	172,818
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	(3)	(62)	1,466
Net realized gain (loss) on investments				
and capital gains distributions	13	22	411	(3,158)
Net unrealized appreciation (depreciation) of investments	98	50	33	15,759
Net increase (decrease) in net assets from operations	122	69	382	14,067
Changes from principal transactions:				
Total unit transactions	1,071	(491)	432	2,674
Increase (decrease) in assets derived from principal				
transactions	1,071	(491)	432	2,674
Total increase (decrease)	1,193	(422)	814	16,741
Net assets at December 31, 2004	$ 1,193	$ 970	$ 5,342	$ 189,559

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP Emerging Markets	ING VP Financial	ING VP Intermediate Bond	ING VP Money Market
Net assets at January 1, 2003	$ 649	$ -	$ 164,563	$ 262,556
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	-	820	1,300
Net realized gain (loss) on investments				
and capital gains distributions	(21)	-	1,734	(1,414)
Net unrealized appreciation (depreciation) of investments	287	-	5,194	(660)
Net increase (decrease) in net assets from operations	256	-	7,748	(774)
Changes from principal transactions:				
Total unit transactions	(96)	-	(28,876)	(87,888)
Increase (decrease) in assets derived from principal				
transactions	(96)	-	(28,876)	(87,888)
Total increase (decrease)	160	-	(21,128)	(88,662)
Net assets at December 31, 2003	809	-	143,435	173,894
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	-	9,531	(110)
Net realized gain (loss) on investments				
and capital gains distributions	29	(3)	7,411	(354)
Net unrealized appreciation (depreciation) of investments	109	-	(12,159)	154
Net increase (decrease) in net assets from operations	133	(3)	4,783	(310)
Changes from principal transactions:				
Total unit transactions	(172)	3	(10,338)	19,197
Increase (decrease) in assets derived from principal				
transactions	(172)	3	(10,338)	19,197
Total increase (decrease)	(39)	-	(5,555)	18,887
Net assets at December 31, 2004	$ 770	$ -	$ 137,880	$ 192,781

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP Natural Resources	Janus Aspen Balanced	Janus Aspen Flexible Income	Janus Aspen Growth
Net assets at January 1, 2003	$ 1,567	$ 197,825	$ 28,392	$ 98,503
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(19)	1,782	840	(1,140)
Net realized gain (loss) on investments				
and capital gains distributions	(20)	(2,339)	734	(4,646)
Net unrealized appreciation (depreciation) of investments	435	23,364	(248)	32,018
Net increase (decrease) in net assets from operations	396	22,807	1,326	26,232
Changes from principal transactions:				
Total unit transactions	(231)	(34,101)	(7,560)	(19,409)
Increase (decrease) in assets derived from principal				
transactions	(231)	(34,101)	(7,560)	(19,409)
Total increase (decrease)	165	(11,294)	(6,234)	6,823
Net assets at December 31, 2003	1,732	186,531	22,158	105,326
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	1,497	746	(1,013)
Net realized gain (loss) on investments				
and capital gains distributions	53	764	558	(821)
Net unrealized appreciation (depreciation) of investments	122	8,691	(857)	3,988
Net increase (decrease) in net assets from operations	172	10,952	447	2,154
Changes from principal transactions:				
Total unit transactions	(43)	(40,693)	(6,857)	(22,999)
Increase (decrease) in assets derived from principal				
transactions	(43)	(40,693)	(6,857)	(22,999)
Total increase (decrease)	129	(29,741)	(6,410)	(20,845)
Net assets at December 31, 2004	$ 1,861	$ 156,790	$ 15,748	$ 84,481

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth	Lord Abbett Growth and Income	Lord Abbett Mid-Cap Value
Net assets at January 1, 2003	$ 77,233	$ 198,280	$ 422	$ 474
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(963)	(283)	6	(1)
Net realized gain (loss) on investments				
and capital gains distributions	(5,140)	(13,982)	7	-
Net unrealized appreciation (depreciation) of investments	29,450	51,811	364	222
Net increase (decrease) in net assets from operations	23,347	37,546	377	221
Changes from principal transactions:				
Total unit transactions	(11,863)	(44,903)	2,311	522
Increase (decrease) in assets derived from principal				
transactions	(11,863)	(44,903)	2,311	522
Total increase (decrease)	11,484	(7,357)	2,688	743
Net assets at December 31, 2003	88,717	190,923	3,110	1,217
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,031)	(477)	6	(8)
Net realized gain (loss) on investments				
and capital gains distributions	2,091	(4,417)	330	185
Net unrealized appreciation (depreciation) of investments	14,067	9,492	222	356
Net increase (decrease) in net assets from operations	15,127	4,598	558	533
Changes from principal transactions:				
Total unit transactions	(9,580)	(41,276)	3,105	1,982
Increase (decrease) in assets derived from principal				
transactions	(9,580)	(41,276)	3,105	1,982
Total increase (decrease)	5,547	(36,678)	3,663	2,515
Net assets at December 31, 2004	$ 94,264	$ 154,245	$ 6,773	$ 3,732

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	MFS® VIT Strategic Income	MFS® VIT VIT Total Return	Oppenheimer Aggressive Growth	Oppenheimer Global Securities
Net assets at January 1, 2003	$ 2,720	$ 91,725	$ 23,930	$ 15,177
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	117	374	(335)	(100)
Net realized gain (loss) on investments				
and capital gains distributions	67	(807)	(1,055)	(902)
Net unrealized appreciation (depreciation) of investments	55	14,113	6,608	7,819
Net increase (decrease) in net assets from operations	239	13,680	5,218	6,817
Changes from principal transactions:				
Total unit transactions	(435)	5,000	(33)	7,545
Increase (decrease) in assets derived from principal				
transactions	(435)	5,000	(33)	7,545
Total increase (decrease)	(196)	18,680	5,185	14,362
Net assets at December 31, 2003	2,524	110,405	29,115	29,539
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	93	362	(391)	(2)
Net realized gain (loss) on investments				
and capital gains distributions	63	258	134	771
Net unrealized appreciation (depreciation) of investments	(10)	11,330	5,377	5,617
Net increase (decrease) in net assets from operations	146	11,950	5,120	6,386
Changes from principal transactions:				
Total unit transactions	(167)	20,142	(1,361)	7,795
Increase (decrease) in assets derived from principal				
transactions	(167)	20,142	(1,361)	7,795
Total increase (decrease)	(21)	32,092	3,759	14,181
Net assets at December 31, 2004	$ 2,503	$ 142,497	$ 32,874	$ 43,720

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Oppenheimer Main Street®	Oppenheimer Strategic Bond	PIMCO VIT Real Return	Pioneer Equity Income VCT
Net assets at January 1, 2003	$ 48,801	$ 32,735	$ -	$ 153
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(224)	1,817	-	3
Net realized gain (loss) on investments				
and capital gains distributions	(1,676)	661	-	(8)
Net unrealized appreciation (depreciation) of investments	14,143	3,307	-	49
Net increase (decrease) in net assets from operations	12,243	5,785	-	44
Changes from principal transactions:				
Total unit transactions	4,077	3,980	-	56
Increase (decrease) in assets derived from principal				
transactions	4,077	3,980	-	56
Total increase (decrease)	16,320	9,765	-	100
Net assets at December 31, 2003	65,121	42,500	-	253
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(319)	1,729	-	13
Net realized gain (loss) on investments				
and capital gains distributions	79	826	10	25
Net unrealized appreciation (depreciation) of investments	5,227	895	(3)	95
Net increase (decrease) in net assets from operations	4,987	3,450	7	133
Changes from principal transactions:				
Total unit transactions	(1,712)	12,684	515	1,195
Increase (decrease) in assets derived from principal				
transactions	(1,712)	12,684	515	1,195
Total increase (decrease)	3,275	16,134	522	1,328
Net assets at December 31, 2004	$ 68,396	$ 58,634	$ 522	$ 1,581

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Pioneer Fund VCT	Pioneer High Yield VCT	Pioneer Mid Cap Value VCT	Jennison
Net assets at January 1, 2003	$ 1	$ -	$ 30	$ 427
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(1)	(8)
Net realized gain (loss) on investments				
and capital gains distributions	-	-	22	5
Net unrealized appreciation (depreciation) of investments	-	-	56	156
Net increase (decrease) in net assets from operations	-	-	77	153
Changes from principal transactions:				
Total unit transactions	3	-	632	279
Increase (decrease) in assets derived from principal				
transactions	3	-	632	279
Total increase (decrease)	3	-	709	432
Net assets at December 31, 2003	4	-	739	859
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	1	(10)	(12)
Net realized gain (loss) on investments				
and capital gains distributions	-	-	82	70
Net unrealized appreciation (depreciation) of investments	2	2	342	32
Net increase (decrease) in net assets from operations	2	3	414	90
Changes from principal transactions:				
Total unit transactions	46	213	2,040	380
Increase (decrease) in assets derived from principal				
transactions	46	213	2,040	380
Total increase (decrease)	48	216	2,454	470
Net assets at December 31, 2004	$ 52	$ 216	$ 3,193	$ 1,329

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	SP William Blair International Growth	UBS U. S. Allocation	Wanger Select	Wanger U.S. Small Companies
Net assets at January 1, 2003	$ 214	$ 9,725	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12)	(46)	-	-
Net realized gain (loss) on investments				
and capital gains distributions	89	(189)	-	-
Net unrealized appreciation (depreciation) of investments	289	2,649	-	-
Net increase (decrease) in net assets from operations	366	2,414	-	-
Changes from principal transactions:				
Total unit transactions	2,689	(431)	-	-
Increase (decrease) in assets derived from principal				
transactions	2,689	(431)	-	-
Total increase (decrease)	3,055	1,983	-	-
Net assets at December 31, 2003	3,269	11,708	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(54)	(54)	-	-
Net realized gain (loss) on investments				
and capital gains distributions	211	73	-	-
Net unrealized appreciation (depreciation) of investments	540	787	11	13
Net increase (decrease) in net assets from operations	697	806	11	13
Changes from principal transactions:				
Total unit transactions	2,188	(3,603)	238	84
Increase (decrease) in assets derived from principal				
transactions	2,188	(3,603)	238	84
Total increase (decrease)	2,885	(2,797)	249	97
Net assets at December 31, 2004	$ 6,154	$ 8,911	$ 249	$ 97

The accompanying notes are an integral part of these financial statements.

1.   Organization

ING Life Insurance and Annuity Company Variable Annuity Account B (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is a wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The account is sold exclusively for use with variable annuity Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2004, the Account had 126 investment divisions (the "Divisions"), 54 of which invest in independently managed mutual funds and 72 of which invest in mutual funds managed by affiliates, either ING Investments, LLC or ING Life Insurance and Annuity Company. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2004 and related Trusts are as follows:

AIM Variable Insurance Funds:
    AIM V.I. Capital Appreciation Fund - Series I
       Shares
    AIM V.I. Core Equity Fund - Series I Shares
    AIM V.I. Government Securities Fund - Series I
       Shares
    AIM V.I. Growth Fund - Series I Shares
    AIM V.I. Premier Equity Fund - Series I Shares
Alger American Funds:
    Alger American Balanced Portfolio
    Alger American Income & Growth Portfolio
    Alger American Leveraged AllCap Portfolio
AllianceBernstein Variable Products Series Fund,
    Inc.:
    AllianceBernstein VPSF Growth and Income -
       Class A
    AllianceBernstein VPSF Premier Growth -
       Class A
    AllianceBernstein VPSF Small Cap Growth -
       Class A

American Century® Investments:
    American Century® VP Balanced Fund
    American Century® VP International Fund
Calvert Social Balanced Portfolio
Federated Insurance Series:
    Federated American Leaders Fund II
    Federated Capital Income Fund II
    Federated Equity Income Fund II
    Federated Fund for U.S. Government Securities
       II
    Federated High Income Bond Fund II
    Federated International Equity Fund II
    Federated Mid Cap Growth Strategies Fund II
    Federated Prime Money Fund II
Fidelity® Variable Insurance Products Fund:
    Fidelity® VIP Contrafund® Portfolio - Initial
       Class
    Fidelity® VIP Equity-Income Portfolio - Initial
       Class

Fidelity® Variable Insurance Products Fund (continued):
Fidelity® VIP Growth Portfolio - Initial Class
Fidelity® VIP High Income Portfolio - Initial Class
Fidelity® VIP *Asset Manager*℠ Portfolio - Initial Class
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® VIP Overseas Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value Securities Fund - Class 2
ING GET Fund:
ING GET Fund - Series H
ING GET Fund - Series I
ING GET Fund - Series J
ING GET Fund - Series K
ING GET Fund - Series L
ING GET Fund - Series M
ING GET Fund - Series N
ING GET Fund - Series P
ING GET Fund - Series Q
ING GET Fund - Series R
ING GET Fund - Series S
ING GET Fund - Series T
ING GET Fund - Series U
ING GET Fund - Series V*
ING Investors Trust:
ING American Funds Growth Portfolio**
ING American Funds Growth-Income Portfolio**
ING American Funds International Portfolio**
ING Julius Baer Foreign Portfolio - Service Class**
ING Legg Mason Value Portfolio - Institutional Class**
ING MFS Total Return Portfolio - Service Class*
ING T. Rowe Price Equity Income Portfolio - Service Class*
ING Partners, Inc.:
ING Aeltus Enhanced Index Portfolio - Service Class
ING American Century Select Portfolio - Service Class
ING American Century Small Cap Value Portfolio - Service Class
ING Baron Small Cap Growth Portfolio - Service Class
ING Goldman Sachs® Capital Growth Portfolio - Service Class

ING Partners, Inc. (continued):
ING JPMorgan International Portfolio - Initial Class
ING JPMorgan Mid Cap Value Portfolio - Service Class
ING MFS Capital Opportunities Portfolio - Initial Class
ING OpCap Balanced Value Portfolio - Service Class
ING Oppenheimer Global Portfolio - Service Class
ING PIMCO Total Return Portfolio - Service Class
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
ING Salomon Brothers Fundamental Value Portfolio - Service Class
ING Salomon Brothers Investors Value Portfolio - Service Class
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
ING T. Rowe Price Growth Equity Portfolio - Initial Class
ING UBS U.S. Large Cap Equity Portfolio - Initial Class
ING Van Kampen Comstock Portfolio - Service Class
ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
ING VP Strategic Allocation Balanced Portfolio - Class I
ING VP Strategic Allocation Growth Portfolio - Class I
ING VP Strategic Allocation Income Portfolio - Class I
ING Variable Funds:
ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
ING GET U.S. Core Portfolio - Series 1*
ING GET U.S. Core Portfolio - Series 2*
ING GET U.S. Core Portfolio - Series 3*
ING GET U.S. Core Portfolio - Series 4**
ING GET U.S. Core Portfolio - Series 5**
ING GET U.S. Core Portfolio - Series 6**
ING GET U.S. Core Portfolio - Series 7**
ING Variable Portfolios, Inc.:
ING VP Global Science and Technology Portfolio - Class I
ING VP Growth Portfolio - Class I
ING VP Index Plus LargeCap Portfolio - Class I
ING VP Index Plus MidCap Portfolio - Class I

ING Variable Portfolios, Inc. (continued):
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP International Equity Portfolio - Class I
  ING VP Small Company Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
  ING VP International Value Portfolio – Class I
  ING VP MagnaCap Portfolio - Class I
  ING VP MagnaCap Portfolio - Class S
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class S
  ING VP Real Estate Portfolio - Class I**
  ING VP SmallCap Opportunities Portfolio - Class I
  ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc. - Class I
ING VP Emerging Markets Fund
ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust
Janus Aspen Series:
  Janus Aspen Balanced Portfolio - Inst Shares
  Janus Aspen Flexible Income Portfolio - Inst Shares
  Janus Aspen Growth Portfolio - Inst Shares
  Janus Aspen Mid Cap Growth Portfolio - Inst Shares
  Janus Aspen Worldwide Growth Portfolio - Inst Shares

Lord Abbett Funds:
  Lord Abbett Growth and Income Portfolio
  Lord Abbett Mid-Cap Value Portfolio
MFS® Funds:
  MFS® VIT Strategic Income Series
  MFS® VIT Total Return Series - Initial Class
Oppenheimer Variable Account Funds:
  Oppenheimer Aggressive Growth Fund/VA
  Oppenheimer Global Securities Fund/VA
  Oppenheimer Main Street® Fund/VA
  Oppenheimer Strategic Bond Fund/VA
PIMCO VIT Real Return Portfolio - Admin Class**
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class I
  Pioneer Fund VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I**
  Pioneer Mid Cap Value VCT Portfolio - Class I
Prudential Series Fund, Inc.:
  Jennison Portfolio - Class II Shares
  SP William Blair International Growth Portfolio - Class II Shares
UBS Series Trust:
  UBS U.S. Allocation Portfolio - Class I
Wanger Advisors Trust:
  Wanger Select**
  Wanger U.S. Smaller Companies**

*   Investment Division added in 2003
** Investment Division added in 2004

The names of certain Divisions were changed during 2004. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
AllianceBernstein Variable Products Series Fund, Inc.:	AllianceBernstein Variable Products Series Fund, Inc.:
AllianceBernstein VPSF Small Cap Growth - Class A	Alliance Bernstein VPSF Quasar - Class A
Federated Insurance Series:	Federated Insurance Series:
Federated Mid Cap Growth Strategies Fund II	Federated Growth Strategies Fund II
ING Partners, Inc.:	ING Partners, Inc.:
ING Aeltus Enhanced Index Portfolio - Service Class	ING DSI Enhanced Index Portfolio - Service Class
ING American Century Select Portfolio - Service Class	ING Alger Growth Portfolio - Service Class
ING JPMorgan International Portfolio - Initial Class	ING JPMorgan Fleming International Portfolio - Initial Class
ING Oppenheimer Global Portfolio - Service Class	ING MFS Global Growth Portfolio - Service Class
ING T. Rowe Price Diversified Mid Cap Growth	ING Alger Aggressive Growth Portfolio - Service Class

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Current Name	Former Name
Portfolio - Service Class	
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING MFS Research Equity Portfolio - Initial Class
ING Van Kampen Equity and Income Portfolio - Service Class	ING UBS Tactical Asset Allocation Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:	ING Generations Portfolio, Inc.:
ING VP Strategic Allocation Balanced Portfolio - Class I	ING VP Strategic Allocation Balanced Portfolio - Class R
ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class R
ING VP Strategic Allocation Income Portfolio - Class I	ING VP Strategic Allocation Income Portfolio - Class R
ING Variable Funds:	ING Variable Funds:
ING VP Growth and Income Portfolio - Class I	ING VP Growth and Income Portfolio - Class R
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING VP Global Science and Technology Portfolio - Class I	ING VP Technology Portfolio - Class R
ING VP Growth Portfolio - Class I	ING VP Growth Portfolio - Class R
ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class R
ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class R
ING VP Index Plus SmallCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class R
ING VP International Equity Portfolio - Class I	ING VP International Equity Portfolio - Class R
ING VP Small Company Portfolio - Class I	ING VP Small Company Portfolio - Class R
ING VP Value Opportunity Portfolio - Class I	ING VP Value Opportunity Portfolio - Class R
ING Variable Products Trust:	ING Variable Products Trust:
ING VP Growth Opportunities Portfolio - Class I	ING VP Growth Opportunities Portfolio - Class R
ING VP International Value Portfolio - Class I	ING VP International Value Portfolio - Class R
ING VP MagnaCap Portfolio - Class I	ING VP MagnaCap Portfolio - Class R
ING VP MidCap Opportunities Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class R
ING VP SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class R
ING VP Balanced Portfolio, Inc. - Class I	ING VP Balanced Portfolio, Inc. - Class R
ING VP Intermediate Bond Portfolio - Class I	ING VP Bond Portfolio - Class R
ING VP Money Market Portfolio - Class I	ING VP Money Market Portfolio - Class R
MFS® Funds:	MFS® Funds:
MFS® VIT Strategic Income Series	MFS® Global Governments Series
MFS® VIT Total Return Series - Initial Class	MFS® Total Return Series - Initial Class
Prudential Series Fund, Inc.:	Prudential Series Fund, Inc.:
SP William Blair International Growth Portfolio - Class II Shares	SP Jennison International Growth Portfolio - Class II Shares
UBS Series Trust:	UBS Series Trust:
UBS U. S. Allocation Portfolio - Class I	UBS Tactical Allocation Portfolio - Class I

During 2004, the following Divisions were closed to Contractowners:

ING GET Fund - Series D
ING GET Fund - Series E
ING GET Fund - Series G
ING VP Growth Opportunities Portfolio - Class I
ING VP Growth Opportunities Portfolio - Class S
ING VP Financial Services - Class I

2.   **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex–distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined by specific identification. The difference between cost and current market value is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Annuity Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves are recorded in the financial statements at the aggregate account values of the Contractholders invested in the Account Divisions. Annuity reserves held in the Account for currently payable contracts are computed according to the Progressive Annuity, a49, 1971 Individual Annuity Mortality, 1971 Group Annuity Mortality, 1983a, and 1983 Group Annuity Mortality tables using various assumed interest rates not to exceed seven percent. Mortality experience is monitored by the Company. Charges to annuity reserves for mortality experience are reimbursed to the Company if the reserves required are less than originally estimated. If additional reserves are required, the Company reimburses the Account. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC.

3.   **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.

Daily charges are deducted at annual rates of up to 1.90% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contract.

Administrative Charges

A daily charge at an annual rate of up to 0.50% of the assets attributable to the Contracts is deducted, as specified in the Contract.

Contract Maintenance Charges

An annual contract or certificate maintenance fee of up to $20 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge is imposed as a percentage that ranges up to 7% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the Contractowner's state of residence and currently ranges up to 4.0% of premiums.

4.   **Related Party Transactions**

During the year ended December 31, 2004, management fees were paid indirectly to ING Investments, LLC, an affiliate of the Company, in its capacity as investment adviser to the ING GET Fund, ING Balanced Portfolio, Inc., ING VP Emerging Markets Fund, ING VP Financial Services - Class I, ING VP Natural Resources Trust, ING VP Money Market Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING VP Intermediate Bond Portfolio, ING Variable Portfolios, Inc., and ING Variable Products Trust. The annual fee rate ranged from 0.25% to 1.00% of the average net assets of each respective Fund or Fund of the Trust. In addition, management fees were paid to ILIAC, an affiliate, in its capacity as investment adviser to ING Partners, Inc. The annual fee rate ranged from 0.50% to 1.00% of the average net assets of each respective Fund of the Trust. Management fees were also paid indirectly to Directed Services, Inc., an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for a fee at an annual rate ranging from 0.63% to 0.94% of the average net assets of each respective Portfolio excluding ING American Funds Growth Portfolio, ING American Funds Growth-Income Portfolio, and ING American Funds International Portfolio.

5.   Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follows:

| | Year ended December 31 | | | |
| | 2004 | | 2003 | |
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in Thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation	$ 739	$ 3,995	$ 1,737	$ 3,129
AIM V.I. Core Equity	2,792	8,277	3,305	4,917
AIM V.I. Government Securities	4,900	5,165	6,524	17,272
AIM V.I. Growth	1,088	3,484	1,907	3,089
AIM V.I. Premier Equity	465	8,725	1,284	8,823
Alger American Funds:				
Alger American Balanced	171	653	132	720
Alger American Income & Growth	125	1,702	168	1,486
Alger American Leveraged AllCap	43	1,763	1	1,075
AllianceBernstein Variable Products Series Fund, Inc.:				
AllianceBernstein VPSF Growth and Income	11,559	2,742	9,057	3,429
AllianceBernstein VPSF Premier Growth	1,267	1,635	1,645	1,504
AllianceBernstein VPSF Small Cap Growth	2,580	1,876	3,231	736
American Century® Investments:				
American Century® VP Balanced	64	482	40	323
American Century® VP International	11	319	19	485
Calvert Social Balanced	314	448	559	412
Federated Insurance Series:				
Federated American Leaders	1,373	14,249	1,301	11,123
Federated Capital Income	495	2,024	534	1,842
Federated Equity Income	428	3,254	627	2,131
Federated Fund for U.S. Government Securities	1,218	4,431	1,190	3,794
Federated High Income Bond	2,542	6,682	1,589	4,535
Federated International Equity	106	1,558	361	1,465
Federated Mid Cap Growth Strategies	79	2,899	475	2,609
Federated Prime Money	1,716	3,320	2,583	5,040
Fidelity® Variable Insurance Products Fund:				
Fidelity® VIP Contrafund®	37,679	12,694	26,291	23,400
Fidelity® VIP Equity-Income	30,257	22,411	41,183	36,146
Fidelity® VIP Growth	6,891	25,796	10,899	13,392
Fidelity® VIP High Income	13,312	22,116	30,754	18,518
Fidelity® VIP *Asset Manager*SM	1,351	2,085	1,642	2,158
Fidelity® VIP Investment Grade Bond	213	433	220	846
Fidelity® VIP Index 500	3,354	13,270	7,977	13,648
Fidelity® VIP Overseas	7,834	7,574	36,192	32,346

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

	Year ended December 31			
	2004		2003	
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities	$ 4,385	$ 1,104	$ 433	$ 279
ING GET Fund:				
ING GET Fund - Series D	3,233	86,466	4,052	18,917
ING GET Fund - Series E	15,758	239,577	10,996	44,851
ING GET Fund - Series G	10,351	139,818	6,153	29,059
ING GET Fund - Series H	4,438	21,032	4,789	20,271
ING GET Fund - Series I	2,796	14,828	3,353	12,409
ING GET Fund - Series J	2,510	13,665	2,456	13,559
ING GET Fund - Series K	2,415	15,617	2,775	12,911
ING GET Fund - Series L	2,474	15,441	3,093	11,467
ING GET Fund - Series M	3,742	18,639	4,217	25,227
ING GET Fund - Series N	3,220	15,448	2,265	17,016
ING GET Fund - Series P	1,932	10,892	1,839	21,136
ING GET Fund - Series Q	1,843	7,610	691	13,725
ING GET Fund - Series R	1,197	5,818	124	7,906
ING GET Fund - Series S	2,061	9,131	82	12,318
ING GET Fund - Series T	1,457	4,642	259	9,664
ING GET Fund - Series U	1,864	3,870	42,784	16,030
ING GET Fund - Series V	842	20,913	84,529	8,459
ING Investors Trust:				
ING American Funds Growth	1,728	2	-	-
ING American Funds Growth - Income	2,320	-	-	-
ING American Funds International	8,911	1	-	-
ING Julius Baer Foreign	245	19	-	-
ING Legg Mason Value	858	-	-	-
ING MFS Total Return	1,733	312	443	56
ING T. Rowe Price Equity Income	1,601	182	702	83
ING Partners, Inc.:				
ING Aeltus Enhanced Index	109	41	48	43
ING American Century Select	154	59	1,205	877
ING American Century Small Cap Value	604	223	490	216
ING Baron Small Cap Growth	2,155	1,102	1,230	238
ING Goldman Sachs® Capital Growth	261	3	11	8
ING JPMorgan International	23,692	20,544	163,765	161,684
ING JPMorgan Mid Cap Value	1,484	142	605	113
ING MFS Capital Opportunities	2,142	7,514	21,700	27,088
ING OpCap Balanced Value	1,170	450	1,204	57
ING Oppenheimer Global	229	216	25	24
ING PIMCO Total Return	1,760	586	2,644	1,301

	Year ended December 31			
	2004		**2003**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in Thousands)			
ING Partners, Inc. (continued):				
ING Salomon Brothers Aggressive Growth	$ 4,089	$ 14,372	$ 10,004	$ 15,045
ING Salomon Brothers Fundamental Value	882	721	22,906	21,884
ING Salomon Brothers Investors Value	392	209	171	29
ING T. Rowe Diversified Mid Cap Growth	669	1,124	3,224	2,516
ING T. Rowe Price Growth Equity	6,117	13,771	12,358	13,147
ING UBS U.S. Large Cap Equity	3,764	8,518	1,157	7,623
ING Van Kampen Comstock	2,765	261	707	262
ING Van Kampen Equity and Income	103	29	82	33
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Balanced	6,007	3,762	2,839	2,627
ING VP Strategic Allocation Growth	1,927	2,631	2,913	2,028
ING VP Strategic Allocation Income	2,593	4,356	2,116	4,793
ING Variable Funds:				
ING VP Growth and Income	20,166	75,470	13,533	71,492
ING Variable Insurance Trust:				
ING GET U.S. Core - Series 1	193	3,734	26,984	1,916
ING GET U.S. Core - Series 2	47	5,525	24,434	115
ING GET U.S. Core - Series 3	62,647	10,584	1,965	-
ING GET U.S. Core - Series 4	8,661	898	-	-
ING GET U.S. Core - Series 5	5,152	989	-	-
ING GET U.S. Core - Series 6	113,987	26,971	-	-
ING GET U.S. Core - Series 7	65,706	8,739	-	-
ING Variable Portfolios, Inc.:				
ING VP Global Science and Technology	8,353	10,764	10,849	7,248
ING VP Growth	1,349	7,167	2,962	7,041
ING VP Index Plus LargeCap	16,413	37,078	33,821	37,707
ING VP Index Plus MidCap	3,742	3,001	8,395	8,702
ING VP Index Plus SmallCap	3,206	2,466	3,097	2,140
ING VP International Equity	5,894	3,159	17,944	16,056
ING VP Small Company	17,304	25,334	39,143	30,623
ING VP Value Opportunity	1,693	5,518	1,688	3,760
ING Variable Products Trust:				
ING VP Growth Opportunities - Class I	5	57	205	562
ING VP Growth Opportunities - Class S	121	1,012	795	180
ING VP International Value	1,762	349	824	288
ING VP MagnaCap - Class I	77	1	26	19
ING VP MagnaCap - Class S	886	290	446	177
ING VP MidCap Opportunities - Class I	600	1,231	3,751	3,229
ING VP MidCap Opportunities - Class S	5,053	1,999	3,992	987
ING VP Real Estate	1,097	2		

| | Year ended December 31 | | | |
| | 2004 | | 2003 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
ING Variable Products Trust (continued):				
ING VP SmallCap Opportunities - Class I	$ 1,213	$ 1,707	$ 6,129	$ 4,827
ING VP SmallCap Opportunities - Class S	2,152	1,782	3,215	1,256
ING VP Balanced	23,869	19,729	19,176	19,033
ING VP Emerging Markets	6	183	10	116
ING VP Financial Services	203	200	-	-
ING VP Intermediate Bond	43,023	38,166	18,786	46,842
ING VP Money Market	175,942	156,855	260,698	347,286
ING VP Natural Resources	329	375	30	280
Janus Aspen Series:				
Janus Aspen Balanced	5,060	44,256	8,930	41,249
Janus Aspen Flexible Income	2,566	8,534	4,792	11,512
Janus Aspen Growth	1,915	25,927	2,952	23,501
Janus Aspen Mid Cap Growth	7,790	18,401	24,529	37,355
Janus Aspen Worldwide Growth	9,256	51,009	11,748	56,934
Lord Abbett Series Fund, Inc.:				
Lord Abbett Growth and Income	5,029	1,864	2,511	194
Lord Abbett Mid-Cap Value	2,528	504	787	254
MFS® Funds:				
MFS® VIT Strategic Income Series	648	722	1,124	1,442
MFS® VIT Total Return	28,482	7,978	13,814	8,440
Oppenheimer Variable Account Funds:				
Oppenheimer Aggressive Growth	3,840	5,592	5,069	5,437
Oppenheimer Global Securities	14,799	7,006	13,931	6,486
Oppenheimer Main Street®	9,493	11,524	13,702	9,849
Oppenheimer Strategic Bond	22,123	7,710	15,898	10,101
PIMCO VIT Real Return	530	5	-	-
Pioneer Variable Contracts Trust:				
Pioneer Equity Income VCT	1,340	132	116	57
Pioneer Fund VCT	46	-	4	1
Pioneer High Yield VCT	214	-	-	-
Pioneer Mid Cap Value VCT	2,475	430	764	133
Prudential Series Fund, Inc.:				
Jennison	710	342	646	375
SP William Blair International Growth	3,656	1,522	4,361	1,684
UBS Series Trust:				
UBS U.S. Allocation	771	4,428	565	1,042
Wanger Advisors Trust:				
Wanger Select	238	-	-	-
Wanger U.S. Smaller Companies	95	11	-	-

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

6.   Changes in Units

The changes in units outstanding were as follows:

| | Year ended December 31 | | | |
| | 2004 | | | 2003 |
	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation	(366,144)	182,630	(548,774)	(215,223)
AIM V.I. Core Equity	(457,609)	457,989	(915,598)	(376,156)
AIM V.I. Government Securities	(55,294)	583,926	(639,220)	(899,844)
AIM V.I. Growth	(321,157)	403,166	(724,323)	(285,985)
AIM V.I. Premier Equity	(955,218)	211,103	(1,166,321)	(951,357)
Alger American Funds:				
Alger American Balanced	(19,851)	8,456	(28,307)	(26,135)
Alger American Income & Growth	(69,100)	6,643	(75,743)	(64,405)
Alger American Leveraged AllCap	(71,405)	6,763	(78,168)	(49,907)
AllianceBernstein Variable Products Series Fund, Inc.:				
AllianceBernstein VPSF Growth and Income	862,429	1,694,790	(832,361)	588,049
AllianceBernstein VPSF Premier Growth	(49,650)	334,436	(384,086)	35,073
AllianceBernstein VPSF Small Cap Growth	82,791	406,019	(323,228)	371,072
American Century® Investments:				
American Century® VP Balanced	(22,414)	3,505	(25,919)	(17,978)
American Century® VP International	(20,134)	2,103	(22,237)	(37,686)
Calvert Social Balanced	(12,086)	28,706	(40,792)	11,388
Federated Insurance Series:				
Federated American Leaders	(546,038)	62,399	(608,437)	(508,356)
Federated Capital Income	(132,268)	19,043	(151,311)	(147,192)
Federated Equity Income	(230,475)	30,814	(261,289)	(150,869)
Federated Fund for U.S. Government Securities	(227,703)	52,307	(280,010)	(191,021)
Federated High Income Bond	(303,501)	101,932	(405,433)	(266,792)
Federated International Equity	(94,803)	11,513	(106,316)	(88,913)
Federated Mid Cap Growth Strategies	(138,677)	8,898	(147,575)	(136,784)
Federated Prime Money	(125,732)	157,788	(283,520)	(190,956)
Fidelity® Variable Insurance Products Fund:				
Fidelity® VIP Contrafund®	2,210,505	4,742,147	(2,531,642)	571,228
Fidelity® VIP Equity-Income	950,623	4,239,290	(3,288,667)	522,988
Fidelity® VIP Growth	(1,205,246)	1,796,952	(3,002,198)	215,167
Fidelity® VIP High Income	(1,242,376)	1,847,199	(3,089,575)	1,123,161
Fidelity® VIP Asset Manager^{SM}	(49,981)	82,616	(132,597)	(46,959)
Fidelity® VIP Investment Grade Bond	(21,328)	4,381	(25,709)	(46,941)
Fidelity® VIP Index 500	(492,178)	364,877	(857,055)	(363,659)
Fidelity® VIP Overseas	6,966	922,163	(915,197)	324,783

| | Year ended December 31 | | | |
| | 2004 | | | 2003 |
	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities	239,477	333,627	(94,150)	15,203
ING GET Fund:				
ING GET Fund - Series D	(8,494,083)	2,780,551	(11,274,634)	(1,707,796)
ING GET Fund - Series E	(23,038,215)	959,375	(23,997,590)	(3,914,768)
ING GET Fund - Series G	(13,524,039)	255,391	(13,779,430)	(2,581,173)
ING GET Fund - Series H	(1,865,169)	228,480	(2,093,649)	(1,762,825)
ING GET Fund - Series I	(1,335,909)	68,488	(1,404,397)	(1,017,746)
ING GET Fund - Series J	(1,242,981)	88,834	(1,331,815)	(1,217,984)
ING GET Fund - Series K	(1,415,104)	89,698	(1,504,802)	(1,092,454)
ING GET Fund - Series L	(1,398,676)	54,643	(1,453,319)	(936,734)
ING GET Fund - Series M	(1,673,473)	88,235	(1,761,708)	(2,237,666)
ING GET Fund - Series N	(1,293,371)	183,830	(1,477,201)	(1,500,256)
ING GET Fund - Series P	(971,579)	53,040	(1,024,619)	(1,948,391)
ING GET Fund - Series Q	(619,713)	82,106	(701,819)	(1,178,495)
ING GET Fund - Series R	(482,312)	83,612	(565,924)	(678,100)
ING GET Fund - Series S	(763,314)	99,098	(862,412)	(1,098,481)
ING GET Fund - Series T	(375,102)	15,504	(390,606)	(845,512)
ING GET Fund - Series U	(301,079)	51,919	(352,998)	2,803,440
ING GET Fund - Series V	(1,990,407)	273,020	(2,263,427)	7,680,444
ING Investors Trust:				
ING American Funds Growth	168,962	169,772	(810)	-
ING American Funds Growth - Income	207,578	226,597	(19,019)	-
ING American Funds International	855,611	860,280	(4,669)	-
ING Julius Baer Foreign	20,616	37,805	(17,189)	-
ING Legg Mason Value	80,447	80,758	(311)	-
ING MFS Total Return	118,817	175,632	(56,815)	35,396
ING T. Rowe Price Equity Income	110,340	124,617	(14,277)	57,696
ING Partners, Inc.:				
ING Aeltus Enhanced Index	6,455	10,370	(3,915)	621
ING American Century Select	9,355	26,697	(17,342)	37,994
ING American Century Small Cap Value	27,573	49,433	(21,860)	29,741
ING Baron Small Cap Growth	81,254	182,296	(101,042)	97,665
ING Goldman Sachs® Capital Growth	26,880	27,139	(259)	243
ING JPMorgan International	271,411	2,912,742	(2,641,331)	286,684
ING JPMorgan Mid Cap Value	98,855	113,896	(15,041)	45,969
ING MFS Capital Opportunities	(439,084)	392,044	(831,128)	(475,678)
ING OpCap Balanced Value	64,341	129,425	(65,084)	114,002
ING Oppenheimer Global	1,359	28,178	(26,819)	276

| | Year ended December 31 | | | |
| | 2004 | | | 2003 |
	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):				
ING PIMCO Total Return	102,913	188,796	(85,883)	117,809
ING Salomon Brothers Aggressive Growth	(839,004)	810,897	(1,649,901)	(471,812)
ING Salomon Brothers Fundamental Value	15,465	96,573	(81,108)	112,732
ING Salomon Brothers Investors Value	17,323	48,671	(31,348)	15,639
ING T. Rowe Price Diversified Mid Cap Growth	(42,524)	79,333	(121,857)	71,512
ING T. Rowe Price Growth Equity	(321,793)	597,538	(919,331)	(82,398)
ING UBS U.S. Large Cap Equity	(357,731)	626,743	(984,474)	(638,397)
ING Van Kampen Comstock	215,202	249,901	(34,699)	44,597
ING Van Kampen Equity and Income	7,059	9,990	(2,931)	5,211
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Balanced	117,296	435,875	(318,579)	(29,336)
ING VP Strategic Allocation Growth	(42,713)	150,253	(192,966)	(21,901)
ING VP Strategic Allocation Income	(105,446)	185,392	(290,838)	(205,539)
ING Variable Funds:				
ING VP Growth and Income	(2,751,465)	1,415,804	(4,167,269)	(3,322,672)
ING Variable Insurance Trust:				
ING GET U.S. Core - Series 1	(316,504)	6,866	(323,370)	2,530,968
ING GET U.S. Core - Series 2	(502,841)	28,230	(531,071)	2,441,629
ING GET U.S. Core - Series 3	5,294,482	6,814,902	(1,520,420)	196,496
ING GET U.S. Core - Series 4	787,589	880,917	(93,328)	-
ING GET U.S. Core - Series 5	422,459	692,012	(269,553)	-
ING GET U.S. Core - Series 6	8,739,581	12,119,228	(3,379,647)	-
ING GET U.S. Core - Series 7	5,701,523	6,713,701	(1,012,178)	-
ING Variable Portfolios, Inc.:				
ING VP Global Science and Technology	(737,935)	2,784,969	(3,522,904)	1,059,264
ING VP Growth	(493,643)	315,802	(809,445)	(329,681)
ING VP Index Plus LargeCap	(1,338,813)	2,319,971	(3,658,784)	(1,018,952)
ING VP Index Plus MidCap	43,455	362,950	(319,495)	(23,571)
ING VP Index Plus SmallCap	54,413	306,461	(252,048)	74,019
ING VP International Equity	360,107	937,259	(577,152)	156,583
ING VP Small Company	(444,278)	2,017,604	(2,461,882)	612,976
ING VP Value Opportunity	(221,653)	160,482	(382,135)	(141,302)
ING Variable Products Trust:				
ING VP Growth Opportunities - Class I	(5,668)	3,482	(9,150)	(58,161)
ING VP Growth Opportunities - Class S	(120,422)	19,426	(139,848)	97,238
ING VP International Value	132,178	222,297	(90,119)	65,868
ING VP MagnaCap - Class I	8,256	15,372	(7,116)	857
ING VP MagnaCap - Class S	64,848	103,553	(38,705)	32,197

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

| | **Year ended December 31** | | | |
| | **2004** | | | **2003** |
	Net Increase (Decrease)	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Variable Products Trust (continued):				
ING VP MidCap Opportunities - Class I	(63,756)	73,952	(137,708)	85,049
ING VP MidCap Opportunities - Class S	361,490	777,947	(416,457)	400,115
ING VP Real Estate	85,669	85,715	(46)	-
ING VP SmallCap Opportunities - Class I	(73,351)	180,160	(253,511)	190,033
ING VP SmallCap Opportunities - Class S	60,834	447,989	(387,155)	327,810
ING VP Balanced	556,640	2,075,495	(1,518,855)	(83,996)
ING VP Emerging Markets	(18,279)	2,209	(20,488)	(14,583)
ING VP Financial Services		20,398	(20,398)	
ING VP Intermediate Bond	(578,190)	2,522,350	(3,100,540)	(1,696,435)
ING VP Money Market	2,217,160	23,677,963	(21,460,803)	(6,789,055)
ING VP Natural Resources	(5,042)	21,362	(26,404)	(19,060)
Janus Aspen Series:				
Janus Aspen Balanced	(2,307,049)	838,257	(3,145,306)	(2,223,852)
Janus Aspen Flexible Income	(350,272)	169,983	(520,255)	(394,174)
Janus Aspen Growth	(1,826,595)	627,645	(2,454,240)	(1,648,598)
Janus Aspen Mid Cap Growth	(517,754)	1,553,013	(2,070,767)	(1,191,018)
Janus Aspen Worldwide Growth	(2,802,085)	1,689,399	(4,491,484)	(3,435,063)
Lord Abbett Series Funds, Inc.:				
Lord Abbett Growth and Income	287,774	574,778	(287,004)	249,236
Lord Abbett Mid-Cap Value	175,099	254,855	(79,756)	62,337
MFS® Funds:				
MFS® VIT Strategic Income Series	(12,985)	50,404	(63,389)	(33,561)
MFS® VIT Total Return	1,611,865	3,528,710	(1,916,845)	441,718
Oppenheimer Variable Account Funds:				
Oppenheimer Aggressive Growth	(156,488)	830,981	(987,469)	(134,199)
Oppenheimer Global Securities	438,925	1,117,531	(678,606)	459,397
Oppenheimer Main Street®	(105,681)	1,775,963	(1,881,644)	182,239
Oppenheimer Strategic Bond	911,025	2,163,745	(1,252,720)	289,876
PIMCO VIT Real Return	48,252	48,771	(519)	-
Pioneer Variable Contracts Trust:				
Pioneer Equity Income VCT	113,990	144,167	(30,177)	6,570
Pioneer Fund VCT	4,646	4,646	-	276
Pioneer High Yield VCT	20,207	20,203	4	-
Pioneer Mid Cap Value VCT	158,287	240,872	(82,585)	58,218
Prudential Series Fund, Inc.:				
Jennison	48,371	95,947	(47,576)	40,553
SP William Blair International Growth	266,346	529,564	(263,218)	378,568
UBS Series Trust:				
UBS U.S. Allocation	(415,740)	106,543	(522,283)	(61,001)
Wanger Advisors Trust				
Wanger Select	21,769	21,777	(8)	-
Wanger U.S. Smaller Companies	8,395	9,709	(1,314)	-

7.   **Unit Summary**

A summary of units outstanding at December 31, 2004 follows:

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Capital Appreciation			
Currently payable annuity contracts:			$ 946,010
Contracts in accumulation period:			
Non-Qualified V	4,777.356	$ 9.22	44,047
Non-Qualified V (0.75)	44,456.366	9.49	421,891
Non-Qualified XII	998.426	9.46	9,445
Non-Qualified XIII	360,588.990	9.99	3,602,284
Non-Qualified XIV	498,002.286	9.80	4,880,422
Non-Qualified XV	253,032.623	9.70	2,454,416
Non-Qualified XVI	162,108.604	5.80	940,230
Non-Qualified XVIII	146,608.432	5.69	834,202
Non-Qualified XIX	181,279.629	5.73	1,038,732
	1,651,852.712		$ 15,171,679
AIM V.I. Core Equity			
Currently payable annuity contracts:			$ 4,601,788
Contracts in accumulation period:			
Non-Qualified V	47,386.185	$ 8.31	393,779
Non-Qualified V (0.75)	70,643.921	8.55	604,006
Non-Qualified IX	854.295	8.19	6,997
Non-Qualified XII	1,350.732	8.52	11,508
Non-Qualified XIII	707,925.921	10.20	7,220,844
Non-Qualified XIV	1,122,563.215	10.00	11,225,632
Non-Qualified XV	405,693.092	9.91	4,020,419
Non-Qualified XVI	176,118.093	6.84	1,204,648
Non-Qualified XVIII	86,754.287	6.71	582,121
Non-Qualified XIX	288,654.300	6.75	1,948,417
Non-Qualified XX	772.921	12.80	9,893
	2,908,716.962		$ 31,830,052
AIM V.I. Government Securities			
Contracts in accumulation period:			
Non-Qualified XIII	351,284.673	$ 12.57	$ 4,415,648
Non-Qualified XIV	405,962.802	12.39	5,029,879
Non-Qualified XV	180,923.683	12.30	2,225,361
Non-Qualified XVI	100,760.406	11.85	1,194,011
Non-Qualified XVIII	54,060.080	11.62	628,178
Non-Qualified XIX	90,863.230	11.70	1,063,100
	1,183,854.875		$ 14,556,177

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Growth			
Currently payable annuity contracts:			$ 1,170,999
Contracts in accumulation period:			
Non-Qualified V	9,140.493	$ 5.84	53,380
Non-Qualified V (0.75)	69,428.787	6.01	417,267
Non-Qualified IX	3,976.850	5.76	22,907
Non-Qualified XII	1,882.751	5.99	11,278
Non-Qualified XIII	596,276.594	7.09	4,227,601
Non-Qualified XIV	920,754.794	6.96	6,408,453
Non-Qualified XV	294,937.245	6.89	2,032,118
Non-Qualified XVI	214,257.930	4.65	996,299
Non-Qualified XVIII	116,047.854	4.56	529,178
Non-Qualified XIX	234,518.791	4.59	1,076,441
Non-Qualified XX	1,026.458	12.89	13,231
	2,462,248.548		$ 16,959,152
AIM V.I. Premier Equity			
Currently payable annuity contracts:			$ 2,209,312
Contracts in accumulation period:			
Non-Qualified V	4,628.049	$ 7.44	34,433
Non-Qualified V (0.75)	64,429.342	7.66	493,529
Non-Qualified XII	1,438.345	7.64	10,989
Non-Qualified XIII	982,943.022	8.97	8,816,999
Non-Qualified XIV	1,636,625.875	8.79	14,385,941
Non-Qualified XV	624,438.286	8.71	5,438,857
Non-Qualified XVI	244,781.303	6.70	1,640,035
Non-Qualified XVIII	111,241.309	6.57	730,855
Non-Qualified XIX	391,898.746	6.61	2,590,451
	4,062,424.277		$ 36,351,401
Alger American Balanced			
Contracts in accumulation period:			
Non-Qualified VII	74,405.311	$ 25.89	$ 1,926,353
	74,405.311		$ 1,926,353
Alger American Income & Growth			
Contracts in accumulation period:			
Non-Qualified VII	222,752.570	$ 23.57	$ 5,250,278
	222,752.570		$ 5,250,278

Division/Contract	Units	Unit Value	Extended Value
Alger American Leveraged AllCap			
Contracts in accumulation period:			
Non-Qualified VII	205,959.632	$ 24.78	$ 5,103,680
Non-Qualified VIII	28.180	18.30	516
	205,987.812		$ 5,104,196
AllianceBernstein VPSF Growth and Income			
Contracts in accumulation period:			
Non-Qualified XIII	1,340,371.004	$ 11.26	$ 15,092,578
Non-Qualified XIV	1,421,682.947	11.10	15,780,681
Non-Qualified XV	524,886.213	11.03	5,789,495
Non-Qualified XVI	457,453.969	11.32	5,178,379
Non-Qualified XVIII	149,226.329	11.10	1,656,412
Non-Qualified XIX	411,646.408	11.17	4,598,090
	4,305,266.870		$ 48,095,635
AllianceBernstein VPSF Premier Growth			
Contracts in accumulation period:			
Non-Qualified XIII	367,754.946	$ 5.66	$ 2,081,493
Non-Qualified XIV	336,525.293	5.58	1,877,811
Non-Qualified XV	127,190.393	5.54	704,635
Non-Qualified XVI	158,402.222	5.96	944,077
Non-Qualified XVIII	69,584.558	5.85	407,070
Non-Qualified XIX	259,232.332	5.89	1,526,878
	1,318,689.744		$ 7,541,964
AllianceBernstein VPSF Small Cap Growth			
Contracts in accumulation period:			
Non-Qualified XIII	166,824.831	$ 9.29	$ 1,549,803
Non-Qualified XIV	164,698.544	9.16	1,508,639
Non-Qualified XV	42,039.517	9.10	382,560
Non-Qualified XVI	76,127.075	8.23	626,526
Non-Qualified XVIII	76,398.805	8.07	616,538
Non-Qualified XIX	56,226.418	8.12	456,559
	582,315.190		$ 5,140,625
American Century® VP Balanced			
Contracts in accumulation period:			
Non-Qualified VII	55,659.781	$ 19.69	$ 1,095,941
	55,659.781		$ 1,095,941

Division/Contract	Units	Unit Value	Extended Value
American Century® VP International			
Contracts in accumulation period:			
Non-Qualified VII	73,094.538	$ 16.33	$ 1,193,634
Non-Qualified VIII	181.390	14.91	2,705
	73,275.928		$ 1,196,339
Calvert Social Balanced			
Contracts in accumulation period:			
Non-Qualified V	7,769.057	$ 21.74	$ 168,899
Non-Qualified V (0.75)	13,374.618	22.73	304,005
Non-Qualified VII	73,314.482	12.07	884,906
Non-Qualified VIII	71,381.996	12.20	870,860
Non-Qualified XX	11.985	12.39	148
	165,852.137		$ 2,228,818
Federated American Leaders			
Currently payable annuity contracts:			$ 88,992
Contracts in accumulation period:			
Non-Qualified VII	1,663,262.001	$ 25.29	42,063,896
Non-Qualified VIII	2,122.775	18.30	38,847
	1,665,384.776		$ 42,191,735
Federated Capital Income			
Currently payable annuity contracts:			$ 13,894
Contracts in accumulation period:			
Non-Qualified VII	373,009.228	$ 13.82	5,154,988
Non-Qualified VIII	62.461	11.56	722
	373,071.689		$ 5,169,604
Federated Equity Income			
Currently payable annuity contracts:			$ 115,922
Contracts in accumulation period:			
Non-Qualified VII	653,801.141	$ 13.73	8,976,690
	653,801.141		$ 9,092,612
Federated Fund for U.S. Gov't Securities			
Currently payable annuity contracts:			$ 2,348
Contracts in accumulation period:			
Non-Qualified VII	406,954.815	$ 15.83	6,442,095
	406,954.815		$ 6,444,443

Division/Contract	Units	Unit Value		Extended Value	
Federated High Income Bond					
Currently payable annuity contracts:				$	56,298
Contracts in accumulation period:					
Non-Qualified VII	665,992.911	$	17.70		11,788,075
Non-Qualified VIII	50.338		15.13		762
	666,043.249			$	11,845,135
Federated International Equity					
Currently payable annuity contracts:				$	35,154
Contracts in accumulation period:					
Non-Qualified VII	367,215.587	$	15.87		5,827,711
Non-Qualified VIII	121.712		14.71		1,790
	367,337.299			$	5,864,655
Federated Mid Cap Growth Strategies					
Contracts in accumulation period:					
Non-Qualified VII	488,688.448	$	21.43	$	10,472,593
	488,688.448			$	10,472,593
Federated Prime Money					
Contracts in accumulation period:					
Non-Qualified VII	265,843.750	$	12.51	$	3,325,705
	265,843.750			$	3,325,705
Fidelity® VIP Contrafund®					
Contracts in accumulation period:					
Non-Qualified V	578,222.035	$	25.07	$	14,496,026
Non-Qualified V (0.75)	940,536.451		26.20		24,642,055
Non-Qualified VII	2,745,175.804		27.52		75,547,238
Non-Qualified VIII	609,404.785		22.21		13,534,880
Non-Qualified IX	27,014.237		24.59		664,280
Non-Qualified X	25,162.384		25.07		630,821
Non-Qualified XII	64,656.396		14.60		943,983
Non-Qualified XIII	3,122,247.199		13.62		42,525,007
Non-Qualified XIV	3,063,453.759		13.36		40,927,742
Non-Qualified XV	1,108,634.390		13.23		14,667,233
Non-Qualified XVI	569,499.362		10.51		5,985,438
Non-Qualified XVIII	141,674.363		10.30		1,459,246
Non-Qualified XIX	660,042.384		10.37		6,844,640
Non-Qualified XX	37,912.019		14.00		530,768
	13,693,635.568			$	243,399,357

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income			
Contracts in accumulation period:			
Non-Qualified V	517,939.664	$ 21.35	$ 11,058,012
Non-Qualified V (0.75)	899,688.238	22.32	20,081,041
Non-Qualified VII	3,222,464.292	25.37	81,753,919
Non-Qualified VIII	751,001.056	18.33	13,765,849
Non-Qualified IX	16,492.720	20.94	345,358
Non-Qualified X	34,514.892	21.35	736,893
Non-Qualified XII	11,078.188	12.73	141,025
Non-Qualified XIII	2,406,797.137	12.38	29,796,149
Non-Qualified XIV	2,738,587.558	12.14	33,246,453
Non-Qualified XV	988,726.273	12.02	11,884,490
Non-Qualified XVI	620,023.952	11.53	7,148,876
Non-Qualified XVIII	145,500.704	11.31	1,645,613
Non-Qualified XIX	589,133.970	11.38	6,704,345
Non-Qualified XX	11,243.700	13.40	150,666
	12,953,192.346		$ 218,458,689
Fidelity® VIP Growth			
Contracts in accumulation period:			
Non-Qualified V	376,032.222	$ 17.19	$ 6,463,994
Non-Qualified V (0.75)	609,242.033	17.96	10,941,987
Non-Qualified VII	1,927,086.897	23.41	45,113,104
Non-Qualified VIII	451,192.827	15.62	7,047,632
Non-Qualified IX	11,460.252	16.86	193,220
Non-Qualified X	13,505.482	17.19	232,159
Non-Qualified XII	16,516.633	10.83	178,875
Non-Qualified XIII	1,649,808.401	8.49	14,006,873
Non-Qualified XIV	1,506,469.612	8.34	12,563,957
Non-Qualified XV	449,121.990	8.27	3,714,239
Non-Qualified XVI	727,963.192	6.38	4,644,405
Non-Qualified XVIII	215,921.472	6.25	1,349,509
Non-Qualified XIX	524,073.822	6.29	3,296,424
Non-Qualified XX	4,116.402	12.49	51,414
	8,482,511.237		$ 109,797,792

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP High Income			
Currently payable annuity contracts:			$ 2,676,125
Contracts in accumulation period:			
Non-Qualified VII	1,196,221.904	$ 12.92	15,455,187
Non-Qualified VIII	389,583.384	11.68	4,550,334
Non-Qualified XIII	988,970.086	9.02	8,920,510
Non-Qualified XIV	1,030,797.434	8.85	9,122,557
Non-Qualified XV	357,741.753	8.76	3,133,818
Non-Qualified XVI	197,484.522	10.17	2,008,418
Non-Qualified XVIII	67,947.438	9.98	678,115
Non-Qualified XIX	141,290.907	10.04	1,418,561
	4,370,037.430		$ 47,963,625
Fidelity® VIP Asset Manager			
Contracts in accumulation period:			
Non-Qualified VII	501,150.460	$ 19.00	$ 9,521,859
Non-Qualified VIII	129,569.099	15.94	2,065,331
	630,719.559		$ 11,587,190
Fidelity® VIP Investment Grade Bond			
Contracts in accumulation period:			
Non-Qualified VII	118,046.684	$ 16.55	$ 1,953,673
Non-Qualified VIII	280.757	16.25	4,562
	118,327.440		$ 1,958,235
Fidelity® VIP Index 500			
Contracts in accumulation period:			
Non-Qualified VII	2,661,119.324	$ 22.16	$ 58,970,404
Non-Qualified VIII	608,369.163	18.62	11,327,834
	3,269,488.487		$ 70,298,238
Fidelity® VIP Overseas			
Contracts in accumulation period:			
Non-Qualified V	132,647.290	$ 15.11	$ 2,004,301
Non-Qualified V (0.75)	334,500.483	15.79	5,281,763
Non-Qualified VII	442,931.136	16.51	7,312,793
Non-Qualified VIII	65,358.143	14.11	922,203
Non-Qualified IX	1,597.560	14.82	23,676
Non-Qualified X	2,466.855	15.11	37,274
Non-Qualified XII	161.441	10.99	1,774
Non-Qualified XX	6,279.490	13.56	85,150
	985,942.399		$ 15,668,934

Division/Contract	Units	Unit Value	Extended Value
Franklin Small Cap Value Securities			
Contracts in accumulation period:			
Non-Qualified V	54,597.128	$ 14.71	$ 803,124
Non-Qualified V (0.75)	233,334.061	14.96	3,490,678
Non-Qualified IX	2,286.911	14.58	33,343
Non-Qualified XII	95.187	14.94	1,422
Non-Qualified XX	3,782.881	14.73	55,722
	294,096.169		$ 4,384,289
ING GET Fund - Series H			
Contracts in accumulation period:			
Non-Qualified V	67,541.300	$ 10.49	$ 708,508
Non-Qualified V (0.75)	45,587.065	10.75	490,061
Non-Qualified VII	913,267.127	10.27	9,379,253
Non-Qualified VIII	76,443.081	10.35	791,186
Non-Qualified IX	356.553	10.35	3,690
Non-Qualified XIII	2,696,120.752	10.51	28,336,229
Non-Qualified XIV	2,953,513.815	10.35	30,568,868
Non-Qualified XV	1,484,375.059	10.27	15,244,532
	8,237,204.751		$ 85,522,327
ING GET Fund - Series I			
Contracts in accumulation period:			
Non-Qualified VII	185,605.239	$ 10.14	$ 1,882,037
Non-Qualified VIII	13,210.136	10.22	135,008
Non-Qualified XIII	1,961,474.309	10.37	20,340,489
Non-Qualified XIV	2,236,446.267	10.22	22,856,481
Non-Qualified XV	1,524,722.682	10.14	15,460,688
	5,921,458.633		$ 60,674,703
ING GET Fund - Series J			
Contracts in accumulation period:			
Non-Qualified VII	110,507.746	$ 10.04	$ 1,109,498
Non-Qualified VIII	31,335.696	10.11	316,804
Non-Qualified XIII	1,369,142.531	10.25	14,033,711
Non-Qualified XIV	1,953,020.598	10.11	19,745,038
Non-Qualified XV	1,188,078.672	10.04	11,928,310
	4,652,085.243		$ 47,133,361

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series K			
Contracts in accumulation period:			
Non-Qualified VII	36,609.989	$ 10.04	$ 367,564
Non-Qualified VIII	4,910.792	10.11	49,648
Non-Qualified XIII	1,035,095.577	10.24	10,599,379
Non-Qualified XIV	1,166,323.491	10.11	11,791,530
Non-Qualified XV	653,734.960	10.04	6,563,499
Non-Qualified XVI	996,110.292	9.99	9,951,142
Non-Qualified XVIII	700,222.473	9.80	6,862,180
Non-Qualified XIX	936,693.016	9.86	9,235,793
	5,529,700.591		$ 55,420,735
ING GET Fund - Series L			
Contracts in accumulation period:			
Non-Qualified VII	50,540.968	$ 10.01	$ 505,915
Non-Qualified VIII	28,127.612	10.07	283,245
Non-Qualified XIII	779,802.309	10.20	7,953,984
Non-Qualified XIV	659,969.200	10.07	6,645,890
Non-Qualified XV	526,247.352	10.01	5,267,736
Non-Qualified XVI	1,378,623.332	9.99	13,772,447
Non-Qualified XVIII	709,612.393	9.80	6,954,201
Non-Qualified XIX	1,066,459.640	9.87	10,525,957
	5,199,382.806		$ 51,909,375
ING GET Fund - Series M			
Contracts in accumulation period:			
Non-Qualified VII	139,615.734	$ 10.07	$ 1,405,930
Non-Qualified VIII	2,054.045	10.13	20,807
Non-Qualified XIII	1,153,320.460	10.25	11,821,535
Non-Qualified XIV	1,065,649.839	10.13	10,795,033
Non-Qualified XV	542,666.259	10.07	5,464,649
Non-Qualified XVI	2,067,494.771	10.05	20,778,322
Non-Qualified XVIII	1,176,204.849	9.88	11,620,904
Non-Qualified XIX	1,499,760.470	9.94	14,907,619
	7,646,766.426		$ 76,814,799

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series N			
Contracts in accumulation period:			
Non-Qualified VII	194,406.537	$ 10.25	$ 1,992,667
Non-Qualified VIII	2,232.224	10.31	23,014
Non-Qualified XIII	852,806.374	10.42	8,886,242
Non-Qualified XIV	618,108.096	10.31	6,372,694
Non-Qualified XV	359,984.576	10.25	3,689,842
Non-Qualified XVI	2,139,941.936	10.24	21,913,005
Non-Qualified XVIII	619,359.210	10.07	6,236,947
Non-Qualified XIX	1,401,303.250	10.13	14,195,202
	6,188,142.201		$ 63,309,613
ING GET Fund - Series P			
Contracts in accumulation period:			
Non-Qualified VII	326,411.699	$ 10.10	$ 3,296,758
Non-Qualified VIII	40,193.485	10.15	407,964
Non-Qualified XIII	629,846.899	10.25	6,455,931
Non-Qualified XIV	403,353.697	10.15	4,094,040
Non-Qualified XV	258,151.521	10.10	2,607,330
Non-Qualified XVI	1,177,856.676	10.08	11,872,795
Non-Qualified XVIII	899,493.062	9.93	8,931,966
Non-Qualified XIX	1,024,231.132	9.98	10,221,827
	4,759,538.172		$ 47,888,611
ING GET Fund - Series Q			
Contracts in accumulation period:			
Non-Qualified VII	100,162.724	$ 10.37	$ 1,038,687
Non-Qualified VIII	22,844.644	10.41	237,813
Non-Qualified XIII	590,828.312	10.51	6,209,606
Non-Qualified XIV	401,231.112	10.41	4,176,816
Non-Qualified XV	81,930.596	10.37	849,620
Non-Qualified XVI	1,081,275.847	10.35	11,191,205
Non-Qualified XVIII	405,653.589	10.21	4,141,723
Non-Qualified XIX	978,150.211	10.25	10,026,040
	3,662,077.034		$ 37,871,510

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series R			
Contracts in accumulation period:			
Non-Qualified VII	86,125.429	$ 10.60	$ 912,930
Non-Qualified VIII	25,963.079	10.64	276,247
Non-Qualified XIII	634,318.832	10.73	6,806,241
Non-Qualified XIV	289,900.343	10.64	3,084,540
Non-Qualified XV	90,067.592	10.60	954,716
Non-Qualified XVI	894,325.843	10.58	9,461,967
Non-Qualified XVIII	264,174.321	10.45	2,760,622
Non-Qualified XIX	867,026.244	10.49	9,095,105
	3,151,901.683		$ 33,352,368
ING GET Fund - Series S			
Contracts in accumulation period:			
Non-Qualified V	15,786.917	$ 10.61	$ 167,499
Non-Qualified V (0.75)	163,909.487	10.75	1,762,027
Non-Qualified VII	281,354.347	10.51	2,957,034
Non-Qualified VIII	53,942.447	10.55	569,093
Non-Qualified XIII	396,493.363	10.63	4,214,724
Non-Qualified XIV	331,915.997	10.55	3,501,714
Non-Qualified XV	107,787.124	10.51	1,132,843
Non-Qualified XVI	770,727.012	10.49	8,084,926
Non-Qualified XVIII	390,126.681	10.37	4,045,614
Non-Qualified XIX	960,451.830	10.41	9,998,304
	3,472,495.203		$ 36,433,778
ING GET Fund - Series T			
Contracts in accumulation period:			
Non-Qualified VII	200,303.981	$ 10.54	$ 2,111,204
Non-Qualified VIII	28,186.128	10.57	297,927
Non-Qualified XIII	339,609.024	10.65	3,616,836
Non-Qualified XIV	200,908.415	10.57	2,123,602
Non-Qualified XV	91,165.697	10.54	960,886
Non-Qualified XVI	804,753.084	10.53	8,474,050
Non-Qualified XVIII	209,779.754	10.42	2,185,905
Non-Qualified XIX	812,521.709	10.45	8,490,852
	2,687,227.792		$ 28,261,262

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series U			
Contracts in accumulation period:			
Non-Qualified VII	65,819.111	$ 10.70	$ 704,264
Non-Qualified VIII	9,935.670	10.73	106,610
Non-Qualified XIII	401,464.245	10.80	4,335,814
Non-Qualified XIV	182,988.822	10.73	1,963,470
Non-Qualified XV	61,556.532	10.70	658,655
Non-Qualified XVI	922,251.061	10.69	9,858,864
Non-Qualified XVIII	156,377.383	10.59	1,656,036
Non-Qualified XIX	752,245.927	10.62	7,988,852
	2,552,638.750		$ 27,272,565
ING GET Fund - Series V			
Contracts in accumulation period:			
Non-Qualified VII	131,235.353	$ 9.77	$ 1,282,169
Non-Qualified VIII	108,342.823	9.80	1,061,760
Non-Qualified XIII	481,710.875	9.85	4,744,852
Non-Qualified XIV	314,845.045	9.80	3,085,481
Non-Qualified XV	115,521.829	9.77	1,128,648
Non-Qualified XVI	2,389,684.474	9.76	23,323,320
Non-Qualified XVIII	315,441.889	9.68	3,053,477
Non-Qualified XIX	1,833,255.185	9.71	17,800,908
	5,690,037.473		$ 55,480,615
ING American Funds Growth			
Contracts in accumulation period:			
Non-Qualified XIII	64,969.632	$ 10.50	$ 682,181
Non-Qualified XIV	52,636.321	10.50	552,681
Non-Qualified XV	4,609.087	10.49	48,349
Non-Qualified XVI	37,154.887	10.49	389,755
Non-Qualified XVIII	495.785	10.49	5,201
Non-Qualified XIX	9,096.432	10.49	95,422
	168,962.144		$ 1,773,589
ING American Funds Growth-Income			
Currently payable annuity contracts:			$ 195,193
Contracts in accumulation period:			
Non-Qualified XIII	77,766.002	$ 10.37	806,433
Non-Qualified XIV	73,449.107	10.37	761,667
Non-Qualified XIX	11,563.638	10.36	119,799
Non-Qualified XV	34,305.837	10.36	355,408
Non-Qualified XVI	7,195.969	10.36	74,550
Non-Qualified XVIII	3,297.439	10.36	34,161
	207,577.992		$ 2,347,211

Division/Contract	Units	Unit Value	Extended Value
ING American Funds International			
Contracts in accumulation period:			
Non-Qualified XIII	458,581.695	$ 10.61	$ 4,865,552
Non-Qualified XIV	128,125.693	10.60	1,358,132
Non-Qualified XV	149,631.219	10.60	1,586,091
Non-Qualified XVI	109,098.312	10.60	1,156,442
Non-Qualified XVIII	2,432.049	10.59	25,755
Non-Qualified XIX	7,741.755	10.59	81,985
	855,610.723		$ 9,073,957
ING Julius Baer Foreign			
Contracts in accumulation period:			
Non-Qualified V (0.75)	20,616.122	$ 11.72	$ 241,621
	20,616.122		$ 241,621
ING Legg Mason Value			
Contracts in accumulation period:			
Non-Qualified XIII	43,882.190	$ 10.96	$ 480,949
Non-Qualified XIV	32,623.387	10.96	357,552
Non-Qualified XV	2,325.615	10.96	25,489
Non-Qualified XVI	339.198	10.96	3,718
Non-Qualified XVIII	693.225	10.95	7,591
Non-Qualified XIX	583.397	10.95	6,388
	80,447.012		$ 881,687
ING MFS Total Return			
Contracts in accumulation period:			
Non-Qualified V	46,457.410	$ 12.39	$ 575,607
Non-Qualified V (0.75)	91,791.125	12.49	1,146,471
Non-Qualified X	1,213.034	12.39	15,029
Non-Qualified XII	1,011.752	12.48	12,627
Non-Qualified XX	11,809.597	12.45	147,029
Non-Qualified IX	1,929.185	12.85	24,790
	154,212.102		$ 1,921,553
ING T. Rowe Price Equity Income			
Contracts in accumulation period:			
Non-Qualified V	55,087.140	$ 13.81	$ 760,753
Non-Qualified V (0.75)	110,301.927	13.93	1,536,506
Non-Qualified IX	779.150	14.63	11,399
Non-Qualified XX	1,867.106	13.88	25,915
	168,035.323		$ 2,334,573

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Aeltus Enhanced Index			
Contracts in accumulation period:			
Non-Qualified V	1,165.666	$ 10.98	$ 12,799
Non-Qualified V (0.75)	5,910.203	11.13	65,781
	7,075.868		$ 78,580
ING American Century Select			
Contracts in accumulation period:			
Non-Qualified V	6,768.077	$ 9.93	$ 67,207
Non-Qualified V (0.75)	40,149.843	10.06	403,907
Non-Qualified XII	1,727.587	10.05	17,362
	48,645.507		$ 488,476
ING American Century Small Cap Value			
Contracts in accumulation period:			
Non-Qualified V	15,263.666	$ 12.96	$ 197,817
Non-Qualified V (0.75)	48,611.446	13.13	638,268
Non-Qualified IX	77.695	12.87	1,000
Non-Qualified XII	336.239	13.12	4,411
Non-Qualified XX	12,845.926	15.00	192,689
	77,134.971		$ 1,034,185
ING Baron Small Cap Growth			
Contracts in accumulation period:			
Non-Qualified V	63,157.998	$ 14.47	$ 913,896
Non-Qualified V (0.75)	123,221.405	14.66	1,806,426
Non-Qualified IX	1,709.159	14.37	24,561
Non-Qualified XII	502.935	14.64	7,363
Non-Qualified XX	11,637.454	16.22	188,760
	200,228.950		$ 2,941,006
ING Goldman Sachs® Capital Growth			
Contracts in accumulation period:			
Non-Qualified V	3,290.441	$ 10.55	$ 34,714
Non-Qualified V (0.75)	24,427.421	10.69	261,129
Non-Qualified XII	873.236	10.67	9,317
Non-Qualified XX	774.193	12.61	9,763
	29,365.291		$ 314,923

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan International			
Currently payable annuity contracts:			$ 2,689,027
Contracts in accumulation period:			
Non-Qualified V	209,092.011	$ 22.92	4,792,389
Non-Qualified V (0.75)	243,086.212	23.96	5,824,346
Non-Qualified VII	248,566.444	12.55	3,119,509
Non-Qualified VIII	85,528.471	12.69	1,085,356
Non-Qualified IX	4,981.858	22.48	111,992
Non-Qualified X	3,217.308	22.92	73,741
Non-Qualified XII	3,896.660	11.06	43,097
Non-Qualified XIII	996,680.848	10.25	10,215,979
Non-Qualified XIV	918,379.584	10.05	9,229,715
Non-Qualified XV	322,703.366	9.95	3,210,898
Non-Qualified XVI	207,690.373	8.49	1,763,291
Non-Qualified XVIII	62,180.952	8.33	517,967
Non-Qualified XIX	160,467.191	8.38	1,344,715
Non-Qualified XX	628.700	13.27	8,343
	3,467,099.976		$ 44,030,365
ING JPMorgan Mid Cap Value			
Contracts in accumulation period:			
Non-Qualified V	29,365.209	$ 14.02	$ 411,700
Non-Qualified V (0.75)	106,478.599	14.21	1,513,061
Non-Qualified IX	1,516.658	13.93	21,127
Non-Qualified XX	16,913.274	15.92	269,259
	154,273.739		$ 2,215,147
ING MFS Capital Opportunities			
Currently payable annuity contracts:			$ 3,012,586
Contracts in accumulation period:			
Non-Qualified V	177,277.282	$ 26.41	4,681,893
Non-Qualified V (0.75)	134,825.156	27.61	3,722,523
Non-Qualified VII	591,044.239	12.42	7,340,769
Non-Qualified VIII	170,464.753	12.56	2,141,037
Non-Qualified IX	6,217.577	25.90	161,035
Non-Qualified X	5,194.496	26.41	137,187
Non-Qualified XIII	555,400.451	10.26	5,698,409
Non-Qualified XIV	654,366.321	10.06	6,582,925
Non-Qualified XV	166,305.777	9.96	1,656,406
Non-Qualified XVI	239,846.526	6.31	1,513,432
Non-Qualified XVIII	97,533.866	6.18	602,759
Non-Qualified XIX	155,775.960	6.22	968,926
Non-Qualified XX	287.279	13.26	3,809
	2,954,539.683		$ 38,223,696

Division/Contract	Units	Unit Value	Extended Value
ING OpCap Balanced Value			
Contracts in accumulation period:			
Non-Qualified V	79,196.261	$ 11.70	$ 926,596
Non-Qualified V (0.75)	90,164.841	11.85	1,068,453
Non-Qualified IX	6,822.380	11.13	75,933
Non-Qualified XX	3,984.796	13.87	55,269
	180,168.278		$ 2,126,251
ING Oppenheimer Global			
Contracts in accumulation period:			
Non-Qualified V	588.125	$ 12.30	$ 7,234
Non-Qualified V (0.75)	1,215.370	12.47	15,156
	1,803.495		$ 22,390
ING PIMCO Total Return			
Contracts in accumulation period:			
Non-Qualified V	63,478.176	$ 11.35	$ 720,477
Non-Qualified V (0.75)	237,732.193	11.50	2,733,920
Non-Qualified IX	25,605.361	11.27	288,572
Non-Qualified XX	12,682.799	11.18	141,794
	339,498.529		$ 3,884,763
ING Salomon Brothers Aggressive Growth			
Currently payable annuity contracts:			$ 1,521,742
Contracts in accumulation period:			
Non-Qualified V	327,368.492	$ 14.25	4,665,001
Non-Qualified V (0.75)	258,443.178	14.90	3,850,803
Non-Qualified VII	1,960,116.407	13.62	26,696,785
Non-Qualified VIII	318,928.925	9.33	2,975,607
Non-Qualified IX	12,319.500	13.98	172,227
Non-Qualified X	16,173.306	14.25	230,470
Non-Qualified XII	4,262.639	8.14	34,698
Non-Qualified XIII	556,577.509	7.72	4,296,778
Non-Qualified XIV	656,230.280	7.57	4,967,663
Non-Qualified XV	233,079.861	7.50	1,748,099
Non-Qualified XVI	162,985.635	5.27	858,934
Non-Qualified XVIII	96,803.142	5.17	500,472
Non-Qualified XIX	137,503.346	5.20	715,017
Non-Qualified XX	1,505.178	13.63	20,516
	4,742,297.398		$ 53,254,812

Division/Contract	Units	Unit Value	Extended Value
ING Salomon Brothers Fundamental Value			
Contracts in accumulation period:			
Non-Qualified V	37,944.636	$ 11.40	$ 432,569
Non-Qualified V (0.75)	86,617.340	11.55	1,000,430
Non-Qualified IX	3,163.554	11.05	34,957
Non-Qualified XX	1,125.966	13.75	15,482
	128,851.496		$ 1,483,438
ING Salomon Brothers Investors Value			
Contracts in accumulation period:			
Non-Qualified V	20,196.772	$ 11.02	$ 222,568
Non-Qualified V (0.75)	14,067.335	11.17	157,132
Non-Qualified XX	532.809	13.23	7,049
	34,796.915		$ 386,749
ING T. Rowe Price Diversified Mid Cap Growth			
Contracts in accumulation period:			
Non-Qualified V	15,530.124	$ 11.20	$ 173,937
Non-Qualified V (0.75)	32,163.821	11.35	365,059
Non-Qualified IX	1,574.963	10.90	17,167
Non-Qualified XII	315.152	11.33	3,571
Non-Qualified XX	3,746.698	14.04	52,604
	53,330.758		$ 612,338
ING T. Rowe Price Growth Equity			
Currently payable annuity contracts:			$ 6,726,345
Contracts in accumulation period:			
Non-Qualified V	217,537.390	$ 20.42	4,442,114
Non-Qualified V (0.75)	413,855.475	21.35	8,835,814
Non-Qualified VII	1,898,218.540	25.72	48,822,181
Non-Qualified VIII	244,111.377	18.76	4,579,529
Non-Qualified IX	11,357.968	20.03	227,500
Non-Qualified X	10,065.144	20.42	205,530
Non-Qualified XII	1,744.951	12.62	22,021
Non-Qualified XX	4,347.277	13.82	60,079
	2,801,238.122		$ 73,921,113

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity			
Contracts in accumulation period:			
Non-Qualified V	261,133.863	$ 14.50	$ 3,786,441
Non-Qualified V (0.75)	202,035.759	15.16	3,062,862
Non-Qualified VI	18,709.954	12.29	229,945
Non-Qualified VII	1,400,306.790	14.22	19,912,363
Non-Qualified VIII	273,287.807	9.86	2,694,618
Non-Qualified IX	6,637.062	14.22	94,379
Non-Qualified X	136,060.306	14.50	1,972,874
Non-Qualified XI	8,356.733	12.29	102,704
Non-Qualified XIII	341,549.440	9.64	3,292,537
Non-Qualified XIV	503,214.629	9.45	4,755,378
Non-Qualified XV	182,701.292	9.36	1,710,084
Non-Qualified XVI	138,043.732	7.01	967,687
Non-Qualified XVIII	37,967.721	6.88	261,218
Non-Qualified XIX	120,594.309	6.92	834,513
	3,630,599.396		$ 43,677,603
ING Van Kampen Comstock			
Contracts in accumulation period:			
Non-Qualified V	50,627.599	$ 12.26	$ 620,694
Non-Qualified V (0.75)	228,373.167	12.43	2,838,678
Non-Qualified IX	571.570	12.18	6,962
Non-Qualified XII	2,753.062	12.41	34,166
Non-Qualified XX	15,764.911	14.32	225,754
	298,090.309		$ 3,726,254
ING Van Kampen Equity and Income			
Contracts in accumulation period:			
Non-Qualified V	3,087.856	$ 10.98	$ 33,905
Non-Qualified V (0.75)	9,072.582	11.13	100,978
Non-Qualified IX	162.188	10.36	1,680
	12,322.626		$ 136,563
ING VP Strategic Allocation Balanced			
Currently payable annuity contracts:			$ 2,888,023
Contracts in accumulation period:			
Non-Qualified V	63,295.330	$ 17.17	1,086,781
Non-Qualified V (0.75)	101,617.519	17.95	1,824,034
Non-Qualified VII	755,251.393	16.92	12,778,854
Non-Qualified VIII	139,920.313	15.45	2,161,769
Non-Qualified IX	474.508	16.84	7,991
Non-Qualified X	4,238.994	17.63	74,733
	1,064,798.058		$ 20,822,185

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Growth			
Currently payable annuity contracts:			$ 2,083,387
Contracts in accumulation period:			
Non-Qualified V	69,723.542	$ 17.75	1,237,593
Non-Qualified V (0.75)	167,874.904	18.56	3,115,758
Non-Qualified VII	441,999.428	17.49	7,730,570
Non-Qualified VIII	76,407.357	15.68	1,198,067
Non-Qualified IX	2,864.545	17.41	49,872
Non-Qualified X	11,856.558	18.23	216,145
	770,726.333		$ 15,631,392
ING VP Strategic Allocation Income			
Currently payable annuity contracts:			$ 3,576,463
Contracts in accumulation period:			
Non-Qualified V	49,393.099	$ 16.78	828,816
Non-Qualified V (0.75)	39,677.304	17.54	695,940
Non-Qualified VII	584,968.242	16.54	9,675,375
Non-Qualified VIII	226,963.262	15.55	3,529,279
Non-Qualified IX	847.971	16.46	13,958
Non-Qualified X	23,795.635	17.24	410,237
	925,645.513		$ 18,730,068
ING VP Growth and Income			
Currently payable annuity contracts:			$ 96,985,864
Contracts in accumulation period:			
Non-Qualified 1964	958.678	$ 216.86	207,899
Non-Qualified V	3,268,534.038	20.20	66,024,388
Non-Qualified V (0.75)	5,523,034.839	21.12	116,646,496
Non-Qualified VI	955,485.793	18.99	18,144,675
Non-Qualified VII	3,054,426.694	19.96	60,966,357
Non-Qualified VIII	672,513.018	13.46	9,052,025
Non-Qualified IX	48,536.358	19.82	961,991
Non-Qualified X	1,401,295.006	20.59	28,852,664
Non-Qualified XI	23,823.864	19.35	460,992
Non-Qualified XII	36,332.653	8.50	308,828
Non-Qualified XIII	1,061,351.422	8.16	8,660,628
Non-Qualified XIV	1,142,343.424	8.00	9,138,747
Non-Qualified XV	388,591.091	7.93	3,081,527
Non-Qualified XVI	224,659.164	7.08	1,590,587
Non-Qualified XVIII	86,309.022	6.94	598,985
Non-Qualified XIX	152,210.147	6.99	1,063,949
Non-Qualified XX	49,972.311	12.22	610,662
	18,090,377.521		$ 423,357,264

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core - Series 1			
Contracts in accumulation period:			
Non-Qualified VII	67,853.261	$ 10.41	$ 706,352
Non-Qualified VIII	25,406.738	10.43	264,992
Non-Qualified XIII	539,936.925	10.48	5,658,539
Non-Qualified XIV	212,597.585	10.43	2,217,393
Non-Qualified XV	14,354.551	10.41	149,431
Non-Qualified XVI	628,884.672	10.40	6,540,401
Non-Qualified XVIII	106,535.292	10.32	1,099,444
Non-Qualified XIX	618,894.358	10.35	6,405,557
	2,214,463.383		$ 23,042,109
ING GET U.S. Core - Series 2			
Contracts in accumulation period:			
Non-Qualified VII	121,675.337	$ 10.21	$ 1,242,305
Non-Qualified VIII	40,825.189	10.23	417,642
Non-Qualified XIII	442,613.409	10.27	4,545,640
Non-Qualified XIV	354,366.915	10.23	3,625,174
Non-Qualified XV	79,260.253	10.21	809,247
Non-Qualified XVI	501,366.663	10.20	5,113,940
Non-Qualified XVIII	75,607.469	10.14	766,660
Non-Qualified XIX	323,073.279	10.16	3,282,425
	1,938,788.514		$ 19,803,033
ING GET U.S. Core - Series 3			
Contracts in accumulation period:			
Non-Qualified VII	1,371,223.983	$ 9.94	$ 13,629,966
Non-Qualified VIII	685,663.474	9.96	6,829,208
Non-Qualified XIII	1,017,358.830	9.99	10,163,415
Non-Qualified XIV	659,441.327	9.96	6,568,036
Non-Qualified XV	288,867.649	9.94	2,871,344
Non-Qualified XVI	530,341.249	9.93	5,266,289
Non-Qualified XVIII	124,668.947	9.89	1,232,976
Non-Qualified XIX	813,413.002	9.90	8,052,789
	5,490,978.460		$ 54,614,023

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core - Series 4			
Contracts in accumulation period:			
Non-Qualified VII	55,350.795	$ 10.37	$ 573,988
Non-Qualified VIII	11,072.267	10.39	115,041
Non-Qualified XIII	200,119.233	10.41	2,083,241
Non-Qualified XIV	145,744.408	10.39	1,514,284
Non-Qualified XV	47,789.603	10.37	495,578
Non-Qualified XVI	162,517.855	10.37	1,685,310
Non-Qualified XVIII	15,848.954	10.33	163,720
Non-Qualified XIX	149,145.760	10.34	1,542,167
	787,588.874		$ 8,173,329
ING GET U.S. Core - Series 5			
Contracts in accumulation period:			
Non-Qualified VII	26,471.768	$ 10.47	$ 277,159
Non-Qualified VIII	21,298.617	10.48	223,210
Non-Qualified XIII	167,666.632	10.50	1,760,500
Non-Qualified XIV	32,995.601	10.48	345,794
Non-Qualified XV	34,183.739	10.47	357,904
Non-Qualified XVI	94,001.789	10.47	984,199
Non-Qualified XVIII	10,903.412	10.44	113,832
Non-Qualified XIX	34,937.327	10.45	365,095
	422,458.885		$ 4,427,693
ING GET U.S. Core - Series 6			
Contracts in accumulation period:			
Non-Qualified VII	1,006,500.128	$ 10.07	$ 10,135,456
Non-Qualified VIII	136,215.985	10.08	1,373,057
Non-Qualified XIII	2,749,880.961	10.09	27,746,299
Non-Qualified XIV	2,752,856.551	10.08	27,748,794
Non-Qualified XV	1,821,453.506	10.07	18,342,037
Non-Qualified XVI	154,287.101	10.07	1,553,671
Non-Qualified XVIII	7,176.233	10.06	72,193
Non-Qualified XIX	111,210.513	10.06	1,118,778
	8,739,580.979		$ 88,090,285

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core - Series 7			
Contracts in accumulation period:			
Non-Qualified VII	887,189.220	$ 10.00	$ 8,871,892
Non-Qualified VIII	90,036.970	10.00	900,370
Non-Qualified XIII	1,474,440.651	10.00	14,744,407
Non-Qualified XIV	1,993,287.507	10.00	19,932,875
Non-Qualified XV	1,243,708.522	10.00	12,437,085
Non-Qualified XVI	8,296.068	10.00	82,961
Non-Qualified XVIII	4,563.610	10.00	45,636
	5,701,522.548		$ 57,015,226
ING VP Global Science and Technology			
Contracts in accumulation period:			
Non-Qualified V	238,094.069	$ 3.60	$ 857,139
Non-Qualified V (0.75)	572,201.585	3.69	2,111,424
Non-Qualified VII	707,920.613	3.58	2,534,356
Non-Qualified VIII	79,278.288	3.60	285,402
Non-Qualified IX	24,497.489	3.56	87,211
Non-Qualified X	14,401.611	3.65	52,566
Non-Qualified XII	3,645.165	3.68	13,414
Non-Qualified XIII	466,052.674	3.65	1,701,092
Non-Qualified XIV	439,023.168	3.60	1,580,483
Non-Qualified XV	62,318.927	3.58	223,102
Non-Qualified XVI	139,144.166	3.73	519,008
Non-Qualified XVIII	29,625.846	3.66	108,431
Non-Qualified XIX	80,521.064	3.68	296,318
Non-Qualified XX	222.556	11.96	2,662
	2,856,947.221		$ 10,372,608
ING VP Growth			
Currently payable annuity contracts:			$ 2,692,068
Contracts in accumulation period:			
Non-Qualified V	48,730.321	$ 14.30	696,844
Non-Qualified V (0.75)	351,384.521	14.86	5,221,574
Non-Qualified VII	399,687.310	14.13	5,647,582
Non-Qualified VIII	181,830.624	14.29	2,598,360
Non-Qualified IX	1,392.490	14.03	19,537
Non-Qualified XII	329.799	9.25	3,051
Non-Qualified XIII	554,358.579	8.52	4,723,135
Non-Qualified XIV	539,251.173	8.36	4,508,140
Non-Qualified XV	111,972.355	8.28	927,131
Non-Qualified XVI	115,521.339	5.48	633,057
Non-Qualified XVIII	12,606.150	5.38	67,821
Non-Qualified XIX	62,734.392	5.41	339,393
Non-Qualified XX	227.784	12.62	2,875
	2,380,026.839		$ 28,080,568

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus LargeCap			
Currently payable annuity contracts:			$ 44,116,055
Contracts in accumulation period:			
Non-Qualified V	306,915.964	$ 18.54	5,690,222
Non-Qualified V (0.75)	1,062,734.535	19.33	20,542,659
Non-Qualified VII	1,398,953.392	18.30	25,600,847
Non-Qualified VIII	539,378.244	18.21	9,822,078
Non-Qualified IX	18,218.003	18.19	331,385
Non-Qualified XII	19,914.467	11.25	224,038
Non-Qualified XIII	2,759,569.441	10.77	29,720,563
Non-Qualified XIV	2,357,139.132	10.57	24,914,961
Non-Qualified XV	1,023,640.904	10.46	10,707,284
Non-Qualified XVI	691,020.652	8.03	5,548,896
Non-Qualified XVIII	174,584.744	7.87	1,373,982
Non-Qualified XIX	473,789.616	7.92	3,752,414
Non-Qualified XX	1,294.203	12.99	16,812
	10,827,153.298		$ 182,362,196
ING VP Index Plus MidCap			
Contracts in accumulation period:			
Non-Qualified V	133,131.477	$ 18.79	$ 2,501,540
Non-Qualified V (0.75)	762,456.234	19.43	14,814,525
Non-Qualified IX	12,293.442	18.48	227,183
Non-Qualified XII	27,766.332	20.23	561,713
Non-Qualified XX	8,759.085	14.59	127,795
	944,406.571		$ 18,232,756
ING VP Index Plus SmallCap			
Contracts in accumulation period:			
Non-Qualified V	93,290.456	$ 14.70	$ 1,371,370
Non-Qualified V (0.75)	472,530.398	15.2	7,182,462
Non-Qualified IX	9,103.073	14.45	131,539
Non-Qualified XII	14,220.587	16.34	232,364
Non-Qualified XX	2,974.116	15.31	45,534
	592,118.629		$ 8,963,269

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP International Equity			
Currently payable annuity contracts:			$ 1,683,470
Contracts in accumulation period:			
Non-Qualified V	5,471.836	$ 9.43	51,599
Non-Qualified V (0.75)	56,078.938	9.75	546,770
Non-Qualified VII	163,801.293	9.33	1,528,266
Non-Qualified VIII	47,160.238	9.43	444,721
Non-Qualified XIII	355,722.316	9.00	3,201,501
Non-Qualified XIV	309,683.989	8.82	2,731,413
Non-Qualified XV	128,679.636	8.74	1,124,660
Non-Qualified XVI	184,925.296	7.12	1,316,668
Non-Qualified XVIII	23,033.780	6.98	160,776
Non-Qualified XIX	78,253.994	7.03	550,126
	1,352,811.317		$ 13,339,970
ING VP Small Company			
Currently payable annuity contracts:			$ 8,125,753
Contracts in accumulation period:			
Non-Qualified V	52,193.997	$ 22.17	1,157,141
Non-Qualified V (0.75)	306,182.287	23.05	7,057,502
Non-Qualified VII	912,240.803	21.90	19,978,074
Non-Qualified VIII	272,889.538	22.16	6,047,232
Non-Qualified IX	4,684.470	21.75	101,887
Non-Qualified XII	23,142.633	15.90	367,968
Non-Qualified XIII	1,151,774.779	15.49	17,840,991
Non-Qualified XIV	743,437.677	15.19	11,292,818
Non-Qualified XV	229,225.655	15.04	3,447,554
Non-Qualified XVI	387,298.226	10.93	4,233,170
Non-Qualified XVIII	60,874.696	10.72	652,577
Non-Qualified XIX	236,666.145	10.79	2,553,628
Non-Qualified XX	954.607	14.10	13,460
	4,381,565.513		$ 82,869,755
ING VP Value Opportunity			
Contracts in accumulation period:			
Non-Qualified V	41,857.754	$ 18.00	$ 753,440
Non-Qualified V (0.75)	193,402.832	18.71	3,618,567
Non-Qualified VII	533,299.566	17.77	9,476,733
Non-Qualified VIII	121,623.422	17.99	2,188,005
Non-Qualified IX	1,276.388	17.65	22,528
Non-Qualified XII	16,995.065	12.65	214,988
Non-Qualified XX	854.765	12.23	10,454
	909,309.791		$ 16,284,715

Division/Contract	Units	Unit Value	Extended Value
ING VP International Value			
Contracts in accumulation period:			
Non-Qualified V	49,802.193	$ 11.87	$ 591,152
Non-Qualified V (0.75)	168,355.691	12.07	2,032,053
Non-Qualified IX	6,238.164	11.76	73,361
Non-Qualified XII	18,767.857	12.05	226,153
Non-Qualified XX	4,296.240	13.22	56,796
	247,460.144		$ 2,979,515
ING VP MagnaCap - Class I			
Contracts in accumulation period:			
Non-Qualified V	2,634.377	$ 9.52	$ 25,079
Non-Qualified V (0.75)	10,391.646	9.64	100,175
	13,026.023		$ 125,254
ING VP MagnaCap - Class S			
Contracts in accumulation period:			
Non-Qualified XIII	60,268.762	$ 9.95	$ 599,674
Non-Qualified XIV	58,843.233	9.84	579,017
Non-Qualified XV	12,048.359	9.78	117,833
Non-Qualified XVI	12,903.304	9.76	125,936
Non-Qualified XVIII	4,527.444	9.60	43,463
Non-Qualified XIX	17,501.983	9.65	168,894
	166,093.085		$ 1,634,817
ING VP MidCap Opportunities - Class I			
Contracts in accumulation period:			
Non-Qualified V	4,829.301	$ 10.28	$ 49,645
Non-Qualified V (0.75)	22,194.413	10.46	232,154
Non-Qualified XII	3,912.247	10.44	40,844
Non-Qualified XX	1,280.133	13.84	17,717
	32,216.095		$ 340,360
ING VP MidCap Opportunities - Class S			
Contracts in accumulation period:			
Non-Qualified XIII	349,195.276	$ 9.26	$ 3,233,548
Non-Qualified XIV	347,514.608	9.16	3,183,234
Non-Qualified XV	94,476.123	9.11	860,677
Non-Qualified XVI	154,308.181	9.09	1,402,661
Non-Qualified XVIII	42,360.448	8.94	378,702
Non-Qualified XIX	191,912.015	8.99	1,725,289
	1,179,766.650		$ 10,784,111

Division/Contract	Units	Unit Value	Extended Value
ING VP Real Estate			
Contracts in accumulation period:			
Non-Qualified V	12,589.389	$ 13.88	$ 174,741
Non-Qualified V (0.75)	58,651.330	13.93	817,013
Non-Qualified XII	14,428.668	13.93	200,991
	85,669.387		$ 1,192,745
ING VP SmallCap Opportunities - Class I			
Contracts in accumulation period:			
Non-Qualified V	5,867.007	$ 7.42	$ 43,533
Non-Qualified V (0.75)	122,292.668	7.55	923,310
Non-Qualified XX	233.976	12.78	2,990
	128,393.652		$ 969,833
ING VP SmallCap Opportunities - Class S			
Contracts in accumulation period:			
Non-Qualified XIII	228,383.394	$ 7.07	$ 1,614,671
Non-Qualified XIV	249,195.161	6.99	1,741,874
Non-Qualified XIX	79,772.011	6.86	547,236
Non-Qualified XV	78,291.385	6.95	544,125
Non-Qualified XVI	90,620.915	6.94	628,909
Non-Qualified XVIII	38,830.004	6.82	264,821
	765,092.870		$ 5,341,636
ING VP Balanced			
Currently payable annuity contracts:			$ 45,180,069
Contracts in accumulation period:			
Non-Qualified V	1,342,969.084	$ 25.68	34,487,446
Non-Qualified V (0.75)	929,064.374	26.84	24,936,088
Non-Qualified VI	41,006.995	21.68	889,032
Non-Qualified VII	1,301,153.739	24.95	32,463,786
Non-Qualified VIII	379,563.335	17.81	6,760,023
Non-Qualified IX	10,164.223	25.19	256,037
Non-Qualified X	217,194.289	26.17	5,683,975
Non-Qualified XI	2,019.340	22.09	44,607
Non-Qualified XII	12,328.826	12.71	156,699
Non-Qualified XIII	1,305,748.947	12.32	16,086,827
Non-Qualified XIV	964,065.113	12.08	11,645,907
Non-Qualified XV	429,399.131	11.97	5,139,908
Non-Qualified XVI	312,115.322	10.05	3,136,759
Non-Qualified XVIII	71,463.408	9.85	703,915
Non-Qualified XIX	200,404.859	9.92	1,988,016
Non-Qualified XX	12.098	12.51	151
	7,518,673.083		$ 189,559,245

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Emerging Markets			
Contracts in accumulation period:			
Non-Qualified VII	69,835.325	$ 11.02	$ 769,585
	69,835.325		$ 769,585
ING VP Intermediate Bond			
Currently payable annuity contracts:			$ 12,463,268
Contracts in accumulation period:			
Non-Qualified V	1,012,406.746	$ 18.92	19,154,736
Non-Qualified V (0.75)	1,071,475.144	19.78	21,193,778
Non-Qualified VI	27,972.524	17.36	485,603
Non-Qualified VII	1,440,152.769	18.38	26,470,008
Non-Qualified VIII	421,916.782	15.79	6,662,066
Non-Qualified IX	8,892.198	18.56	165,039
Non-Qualified X	237,188.220	19.14	4,539,783
Non-Qualified XI	1,200.432	17.55	21,068
Non-Qualified XII	1,181.572	14.14	16,707
Non-Qualified XIII	1,069,558.214	13.93	14,898,946
Non-Qualified XIV	1,246,911.896	13.66	17,032,816
Non-Qualified XV	438,603.327	13.52	5,929,917
Non-Qualified XVI	380,270.840	12.97	4,932,113
Non-Qualified XVIII	65,243.314	12.72	829,895
Non-Qualified XIX	235,214.819	12.80	3,010,750
Non-Qualified XX	6,478.684	11.37	73,663
	7,664,667.482		$ 137,880,156
ING VP Money Market			
Currently payable annuity contracts:			$ 5,081,623
Contracts in accumulation period:			
Non-Qualified V	546,291.829	$ 13.88	7,582,531
Non-Qualified V (0.75)	1,029,618.505	14.51	14,939,765
Non-Qualified VI	11,852.443	13.60	161,193
Non-Qualified VII	3,544,102.686	13.63	48,306,120
Non-Qualified VIII	657,977.858	12.44	8,185,245
Non-Qualified IX	1,714.625	13.61	23,336
Non-Qualified X	182,060.409	13.88	2,526,998
Non-Qualified XII	4,344.698	11.75	51,050
Non-Qualified XIII	2,815,300.710	11.60	32,657,488
Non-Qualified XIV	3,781,977.346	11.37	43,001,082
Non-Qualified XV	1,683,216.447	11.26	18,953,017
Non-Qualified XVI	447,162.532	10.30	4,605,774
Non-Qualified XVIII	234,869.855	10.10	2,372,186
Non-Qualified XIX	426,126.420	10.17	4,333,706
	15,366,616.362		$ 192,781,114

Division/Contract	Units	Unit Value	Extended Value
ING VP Natural Resources			
Contracts in accumulation period:			
Non-Qualified V	33,814.847	$ 16.73	$ 565,722
Non-Qualified V (0.75)	30,688.249	17.48	536,431
Non-Qualified VII	45,273.969	16.42	743,399
Non-Qualified IX	31.296	16.41	514
Non-Qualified X	881.859	16.73	14,754
	110,690.221		$ 1,860,820
Janus Aspen Balanced			
Contracts in accumulation period:			
Non-Qualified V	303,557.215	$ 25.22	$ 7,655,713
Non-Qualified V (0.75)	376,517.988	26.36	9,925,014
Non-Qualified VII	1,451,761.281	27.77	40,315,411
Non-Qualified VIII	483,378.788	22.28	10,769,679
Non-Qualified IX	3,111.139	24.74	76,970
Non-Qualified X	12,240.485	25.22	308,705
Non-Qualified XII	4,924.728	15.01	73,920
Non-Qualified XIII	2,345,079.071	14.13	33,135,967
Non-Qualified XIV	2,462,713.831	13.86	34,133,214
Non-Qualified XV	832,253.390	13.73	11,426,839
Non-Qualified XVI	447,567.108	10.14	4,538,330
Non-Qualified XVIII	109,433.382	9.95	1,088,862
Non-Qualified XX	10,602.388	12.02	127,441
Non-Qualified XIX	321,077.514	10.01	3,213,986
	9,164,218.308		$ 156,790,051
Janus Aspen Flexible Income			
Contracts in accumulation period:			
Non-Qualified V	81,302.241	$ 20.45	$ 1,662,631
Non-Qualified V (0.75)	122,926.910	21.38	2,628,177
Non-Qualified VII	455,683.539	20.12	9,168,353
Non-Qualified VIII	125,500.266	16.97	2,129,740
Non-Qualified IX	1,624.092	20.06	32,579
Non-Qualified X	5,477.176	20.45	112,008
Non-Qualified XII	95.320	13.98	1,333
Non-Qualified XX	1,108.570	11.46	12,704
	793,718.112		$ 15,747,525

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Growth			
Currently payable annuity contracts:			$ 5,658,526
Contracts in accumulation period:			
Non-Qualified V	246,837.155	$ 17.95	4,430,727
Non-Qualified V (0.75)	269,491.218	18.76	5,055,655
Non-Qualified VII	992,984.736	21.12	20,971,838
Non-Qualified VIII	204,808.959	15.17	3,106,952
Non-Qualified IX	5,215.269	17.61	91,841
Non-Qualified X	17,334.475	17.95	311,154
Non-Qualified XII	4,686.574	10.20	47,803
Non-Qualified XIII	1,452,287.020	9.68	14,058,138
Non-Qualified XIV	2,147,879.640	9.49	20,383,378
Non-Qualified XV	719,343.866	9.40	6,761,832
Non-Qualified XVI	240,635.371	5.97	1,436,593
Non-Qualified XVIII	107,667.659	5.85	629,856
Non-Qualified XX	3,133.792	12.47	39,078
Non-Qualified XIX	254,253.944	5.89	1,497,556
	6,666,559.679		$ 84,480,927
Janus Aspen Mid Cap Growth			
Contracts in accumulation period:			
Non-Qualified V	438,673.952	$ 20.74	$ 9,098,098
Non-Qualified V (0.75)	508,474.084	21.68	11,023,718
Non-Qualified VII	1,096,702.771	20.52	22,504,341
Non-Qualified VIII	269,336.595	14.37	3,870,367
Non-Qualified IX	18,452.132	20.34	375,316
Non-Qualified X	17,565.138	20.74	364,301
Non-Qualified XII	2,107.192	12.16	25,623
Non-Qualified XIII	1,735,478.017	11.41	19,801,804
Non-Qualified XIV	1,362,611.170	11.19	15,247,619
Non-Qualified XV	566,326.585	11.08	6,274,899
Non-Qualified XVI	676,302.394	4.68	3,165,095
Non-Qualified XVIII	245,789.412	4.59	1,128,173
Non-Qualified XX	2,944.777	15.29	45,026
Non-Qualified XIX	290,051.459	4.62	1,340,038
	7,230,815.679		$ 94,264,418

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Worldwide Growth			
Currently payable annuity contracts:			$ 5,722,940
Contracts in accumulation period:			
Non-Qualified V	343,860.428	$ 20.59	7,080,086
Non-Qualified V (0.75)	636,923.946	21.52	13,706,603
Non-Qualified VII	2,546,336.205	23.00	58,565,733
Non-Qualified VIII	511,984.097	16.76	8,580,853
Non-Qualified IX	17,076.083	20.20	344,937
Non-Qualified X	17,546.416	20.59	361,281
Non-Qualified XII	14,506.278	10.10	146,513
Non-Qualified XIII	2,517,662.085	9.41	23,691,200
Non-Qualified XIV	2,413,517.634	9.23	22,276,768
Non-Qualified XV	713,488.202	9.14	6,521,282
Non-Qualified XVI	530,921.410	6.07	3,222,693
Non-Qualified XVIII	171,278.711	5.95	1,019,108
Non-Qualified XIX	496,022.579	5.99	2,971,175
Non-Qualified XX	2,953.931	11.54	34,088
	10,934,078.005		$ 154,245,260
Lord Abbett Growth and Income			
Contracts in accumulation period:			
Non-Qualified V	147,017.583	$ 11.31	$ 1,662,769
Non-Qualified V (0.75)	431,107.585	11.50	4,957,737
Non-Qualified IX	6,483.392	11.21	72,679
Non-Qualified XII	808.845	11.48	9,286
Non-Qualified XX	5,129.807	13.69	70,227
	590,547.211		$ 6,772,698
Lord Abbett Mid-Cap Value			
Contracts in accumulation period:			
Non-Qualified V	56,029.603	$ 12.56	$ 703,732
Non-Qualified V (0.75)	226,937.205	12.78	2,900,257
Non-Qualified IX	2,673.368	12.45	33,283
Non-Qualified XII	1,002.084	12.76	12,787
Non-Qualified XX	5,484.847	14.98	82,163
	292,127.107		$ 3,732,222
MFS® VIT Strategic Income			
Contracts in accumulation period:			
Non-Qualified VII	156,244.603	$ 13.78	$ 2,153,051
Non-Qualified VIII	25,058.591	13.96	349,818
	181,303.194		$ 2,502,869

Division/Contract	Units	Unit Value	Extended Value
MFS® VIT Total Return			
Contracts in accumulation period:			
Non-Qualified VII	1,808,989.599	$ 19.52	$ 35,311,477
Non-Qualified VIII	488,231.994	19.78	9,657,229
Non-Qualified XIII	2,060,200.461	14.14	29,131,235
Non-Qualified XIV	2,749,759.330	13.87	38,139,162
Non-Qualified XV	788,222.026	13.73	10,822,288
Non-Qualified XVI	845,250.848	12.50	10,565,636
Non-Qualified XVIII	143,628.216	12.25	1,759,446
Non-Qualified XIX	576,686.392	12.33	7,110,543
	9,460,968.866		$ 142,497,016
Oppenheimer Aggressive Growth			
Currently payable annuity contracts:			$ 1,893,483
Contracts in accumulation period:			
Non-Qualified VII	532,594.088	$ 15.12	8,052,823
Non-Qualified VIII	203,858.861	15.29	3,117,002
Non-Qualified XIII	535,637.326	10.76	5,763,458
Non-Qualified XIV	699,812.911	10.55	7,383,026
Non-Qualified XV	180,374.612	10.45	1,884,915
Non-Qualified XVI	400,630.820	4.81	1,927,034
Non-Qualified XVIII	315,521.710	4.71	1,486,107
Non-Qualified XIX	287,607.459	4.75	1,366,135
	3,156,037.787		$ 32,873,983
Oppenheimer Global Securities			
Contracts in accumulation period:			
Non-Qualified V	172,903.559	$ 18.07	$ 3,124,367
Non-Qualified V (0.75)	695,649.807	18.68	12,994,738
Non-Qualified VII	937,941.585	23.19	21,750,865
Non-Qualified VIII	203,637.044	23.47	4,779,361
Non-Qualified IX	19,356.940	17.77	343,973
Non-Qualified XII	20,498.568	18.73	383,938
Non-Qualified XX	22,821.577	15.03	343,008
	2,072,809.080		$ 43,720,250

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Main Street®			
Currently payable annuity contracts:			$ 7,476,625
Contracts in accumulation period:			
Non-Qualified VII	1,348,464.491	$ 13.63	18,379,571
Non-Qualified VIII	490,727.201	13.79	6,767,128
Non-Qualified XIII	1,000,860.074	9.63	9,638,283
Non-Qualified XIV	1,555,331.181	9.45	14,697,880
Non-Qualified XV	584,608.723	9.35	5,466,092
Non-Qualified XVI	316,825.028	8.43	2,670,835
Non-Qualified XVIII	80,516.748	8.27	665,874
Non-Qualified XIX	316,171.377	8.33	2,633,708
	5,693,504.823		$ 68,395,996
Oppenheimer Strategic Bond			
Currently payable annuity contracts:			$ 2,460,441
Contracts in accumulation period:			
Non-Qualified V	82,690.603	$ 14.00	1,157,668
Non-Qualified V (0.75)	201,561.708	14.48	2,918,614
Non-Qualified VII	803,237.777	15.31	12,297,570
Non-Qualified VIII	166,334.302	15.49	2,576,518
Non-Qualified IX	1,194.439	13.77	16,447
Non-Qualified XIII	821,225.322	14.15	11,620,338
Non-Qualified XIV	1,013,637.885	13.88	14,069,294
Non-Qualified XV	381,380.848	13.74	5,240,173
Non-Qualified XVI	255,301.822	13.55	3,459,340
Non-Qualified XVIII	58,215.833	13.29	773,688
Non-Qualified XX	16,350.973	13.17	215,342
Non-Qualified XIX	136,683.746	13.38	1,828,829
	3,937,815.261		$ 58,634,262
PIMCO VIT Real Return			
Contracts in accumulation period:			
Non-Qualified V (0.75)	48,251.584	$ 10.82	$ 522,082
	48,251.584		$ 522,082

Division/Contract	Units	Unit Value		Extended Value
Pioneer Equity Income VCT				
Contracts in accumulation period:				
Non-Qualified V	40,647.955	$	11.12	$ 452,005
Non-Qualified V (0.75)	84,426.843		11.31	954,868
Non-Qualified IX	3,372.388		11.02	37,164
Non-Qualified XII	6,299.000		11.29	71,116
Non-Qualified XX	4,954.310		13.32	65,991
	139,700.496			$ 1,581,144
Pioneer Fund VCT				
Contracts in accumulation period:				
Non-Qualified V	60.856	$	10.12	$ 616
Non-Qualified V (0.75)	5,033.296		10.29	51,793
	5,094.152			$ 52,409
Pioneer High Yield VCT				
Contracts in accumulation period:				
Non-Qualified V (0.75)	20,206.918	$	10.68	$ 215,810
	20,206.918			$ 215,810
Pioneer Mid Cap Value VCT				
Contracts in accumulation period:				
Non-Qualified V	33,380.458	$	14.30	$ 477,341
Non-Qualified V (0.75)	173,075.973		14.55	2,518,255
Non-Qualified IX	2,457.910		14.18	34,853
Non-Qualified XII	9,989.956		14.53	145,154
Non-Qualified XX	1,071.113		15.93	17,063
	219,975.409			$ 3,192,666
Jennison				
Contracts in accumulation period:				
Non-Qualified XIII	31,153.813	$	8.43	$ 262,627
Non-Qualified XIV	63,454.234		8.34	529,208
Non-Qualified XIX	6,285.956		8.18	51,419
Non-Qualified XV	42,622.109		8.29	353,337
Non-Qualified XVI	14,825.289		8.27	122,605
Non-Qualified XVIII	1,252.663		8.14	10,197
	159,594.065			$ 1,329,393

Division/Contract	Units	Unit Value		Extended Value	
SP William Blair International Growth					
Contracts in accumulation period:					
Non-Qualified XIII	179,351.021	$	9.13	$	1,637,475
Non-Qualified XIV	261,860.021		9.03		2,364,596
Non-Qualified XIX	73,520.261		8.86		651,390
Non-Qualified XV	48,005.834		8.98		431,092
Non-Qualified XVI	105,258.550		8.96		943,117
Non-Qualified XVIII	14,290.240		8.81		125,897
	682,285.927			$	6,153,567
UBS U.S. Allocation					
Contracts in accumulation period:					
Non-Qualified XIII	105,312.240	$	9.41	$	990,988
Non-Qualified XIV	613,897.727		9.25		5,678,554
Non-Qualified XV	72,367.544		9.17		663,610
Non-Qualified XVI	107,027.964		8.55		915,089
Non-Qualified XVIII	15,588.862		8.38		130,635
Non-Qualified XIX	63,102.438		8.44		532,585
	977,296.775			$	8,911,461
Wanger Select					
Contracts in accumulation period:					
Non-Qualified V (0.75)	21,768.701	$	11.45	$	249,252
	21,768.701			$	249,252
Wanger U.S. Smaller Companies					
Contracts in accumulation period:					
Non-Qualified V (0.75)	8,396.540	$	11.61	$	97,484
	8,396.540			$	97,484

138

Non-Qualified 1964

Individual Contracts issued from December 1, 1964 to March 14, 1967.

Non-Qualified V

Certain AetnaPlus Contracts issued in connection with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified Contracts.

Non-Qualified V (0.75)

Subset of Non-Qualified V Contracts having a mortality and expense charge of 0.75%

Non-Qualified VI

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Non-Qualified I).

Non-Qualified VII

Certain individual and group Contracts issued as non-qualified deferred annuity contracts or Individual retirement annuity Contracts issued since May 4, 1994.

Non-Qualified VIII

Certain individual retirement annuity Contracts issued since May 1, 1998.

Non-Qualified IX

Group Aetna Plus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with deferred compensation plans.

Non-Qualified X

Group AetnaPlus contracts containing contractual limits on fees, issued in connection with deferred compensation plans and as individual non-qualified Contracts, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XI

Certain Contracts, previously valued under Non-Qualified VI, containing contractual limits on fees, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XII

Certain individual retirement annuity contracts issued since March 1999.

Non-Qualified XIII

Certain individual retirement annuity Contracts issued since October 1, 1998.

Non-Qualified XIV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XVI

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XVII

Group AetnaPlus contracts issued in connection with deferred compensation plans having Contract modifications effective September 1, 1999.

Non-Qualified XVIII

Certain individual retirement annuity Contracts issued since September 2000.

Non-Qualified XIX

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XX

Certain deferred compensation Contracts issued since December 2002.

8.   Financial Highlights

A summary of unit values and units outstanding for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2004, 2003, 2002 and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Capital Appreciation						
2004	1,652	$5.69 to $9.99	$ 15,172	- %	0.75% to 1.90%	4.60% to 5.80%
2003	2,018	$5.44 to $9.46	17,500	-	0.75% to 1.90%	27.10% to 28.59%
2002	2,233	$4.28 to $7.37	14,832	-	0.45% to 1.90%	-25.80% to -0.04%
2001	2,600	$5.77 to $9.84	23,509	7.71	0.45% to 2.25%	-24.75% to -23.82%
2000	2,085	$7.67 to $12.95	25,987	(a)	(a)	(a)
AIM V.I. Core Equity						
2004	2,909	$6.71 to $12.80	31,830	0.91	0.75% to 2.25%	6.85% to 8.23%
2003	3,366	$6.28 to $11.86	34,908	0.97	0.75% to 2.25%	22.18% to 23.44%
2002	3,742	$5.14 to $7.67	29,940	0.30	0.75% to 2.25%	-17.19% to -16.21%
2001	4,491	$6.21 to $9.17	42,858	0.05	0.45% to 2.25%	-24.31% to -16.23%
2000	4,034	$8.20 to $12.00	49,823	(a)	(a)	(a)
AIM V.I. Government Securities						
2004	1,184	$11.62 to $12.57	14,556	3.70	0.95% to 1.90%	0.61% to 1.62%
2003	1,239	$11.55 to $12.37	15,026	1.78	0.95% to 1.90%	-0.86% to 0.08%
2002	2,139	$11.65 to $12.36	25,997	2.67	0.95% to 1.90%	0.07% to 8.01%
2001	819	$10.83 to $11.38	9,149	5.55	0.50% to 1.90%	4.38% to 5.40%
2000	28	$10.38 to $10.80	295	(a)	(a)	(a)
AIM V.I. Growth						
2004	2,462	$4.56 to $12.89	16,959	-	0.75% to 1.90%	6.05% to 7.35%
2003	2,783	$4.30 to $6.62	18,067	-	0.75% to 1.90%	28.74% to 30.23%
2002	3,069	$3.34 to $5.09	14,946	-	0.75% to 1.90%	-32.29% to -31.49%
2001	3,912	$4.93 to $7.44	27,757	0.20	0.45% to 2.25%	-35.18% to -34.38%
2000	3,321	$7.60 to $11.37	37,257	(a)	(a)	(a)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Premier Equity						
2004	4,062	$6.57 to $8.97	$ 36,351	0.42 %	0.75% to 1.90%	3.79% to 5.08%
2003	5,018	$6.33 to $8.56	42,830	0.28	0.75% to 1.90%	22.67% to 24.23%
2002	5,969	$5.16 to $6.91	41,327	0.29	0.45% to 1.90%	-31.59% to -30.57%
2001	7,410	$7.54 to $10.00	74,008	2.16	0.45% to 2.25%	-14.24% to -9.62%
2000	6,222	$8.79 to $11.55	73,350	(a)	(a)	(a)
Alger American Balanced						
2004	74	$25.89	1,926	1.49	1.40%	3.11%
2003	94	$25.11	2,367	2.17	1.40%	17.34%
2002	120	$21.40	2,576	1.69	1.40%	-13.52%
2001	152	$24.74	3,765	3.07	0.85% to 1.40%	-3.31%
2000	191	$25.59	4,888	(a)	(a)	(a)
Alger American Income & Growth						
2004	223	$23.57	5,250	0.55	1.40%	6.31%
2003	292	$22.17	6,470	0.32	1.40%	28.08%
2002	356	$17.31	6,167	0.64	1.40%	-32.07%
2001	443	$25.49	11,279	6.98	0.85% to 1.40%	-15.53%
2000	550	$30.17	16,586	(a)	(a)	(a)
Alger American Leveraged AllCap						
2004	206	$18.30 to $24.78	5,104	-	1.25% to 1.40%	6.67% to 6.83%
2003	277	$17.13 to $23.23	6,443	-	1.25% to 1.40%	32.82% to 33.10%
2002	327	$12.87 to $17.49	5,724	0.01	1.25% to 1.40%	-34.84% to -34.74%
2001	388	$19.73 to $26.84	10,424	3.28	0.85% to 1.40%	-17.11% to -16.99%
2000	481	$23.77 to $32.38	15,563	(a)	(a)	(a)
AllianceBernstein VPSF Growth and Income						
2004	4,305	$11.03 to $11.32	48,096	0.88	0.95% to 1.90%	9.36% to 10.39%
2003	3,443	$10.03 to $10.30	34,971	0.90	0.95% to 1.90%	29.96% to 31.27%
2002	2,855	$7.68 to $7.89	22,169	0.80	0.95% to 1.90%	-23.53% to -22.79%
2001	2,791	$9.99 to $10.27	28,177	4.75	0.50% to 1.90%	-1.56% to -0.60%
2000	88	$10.10 to $10.39	898	(a)	(a)	(a)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AllianceBernstein VPSF Premier Growth						
2004	1,319	$5.54 to $5.96	$ 7,542	- %	0.95% to 1.90%	6.56% to 7.60%
2003	1,368	$5.17 to $5.57	7,314	-	0.95% to 1.90%	21.46% to 22.61%
2002	1,333	$4.24 to $4.57	5,838	-	0.95% to 1.90%	-31.96% to -31.30%
2001	1,331	$6.20 to $6.69	8,532	6.31	0.50% to 1.90%	-18.80% to -17.99%
2000	341	$7.60 to $8.20	2,687	(a)	(a)	(a)
AllianceBernstein VPSF Small Cap Growth						
2004	582	$8.07 to $9.29	5,141	-	0.95% to 1.90%	12.40% to 13.43%
2003	500	$7.18 to $8.19	3,918	-	0.95% to 1.90%	46.23% to 47.57%
2002	128	$4.91 to $5.55	684	-	0.95% to 1.90%	-33.07% to -32.42%
2001	116	$7.34 to $8.22	910	3.62	0.50% to 1.90%	-14.43% to -13.59%
2000	9	$8.58 to $9.51	82	(a)	(a)	(a)
American Century® VP Balanced						
2004	56	$19.69	1,096	1.83	1.40%	8.25%
2003	78	$18.19	1,420	2.75	1.40%	17.81%
2002	96	$15.44	1,483	2.84	1.40%	-10.82%
2001	118	$17.32	2,043	6.22	0.85% to 1.40%	-4.90%
2000	147	$18.21	2,684	(a)	(a)	(a)
American Century® VP International						
2004	73	$14.91 to $16.33	1,196	0.55	1.25% to 1.40%	13.32% to 13.56%
2003	93	$13.13 to $14.41	1,346	0.75	1.25% to 1.40%	22.74% to 22.94%
2002	131	$10.68 to $11.74	1,539	0.83	1.25% to 1.40%	-21.49% to -21.37%
2001	185	$13.59 to $14.95	2,759	10.20	0.85% to 1.40%	-30.17% to -30.06%
2000	229	$19.43 to $21.41	4,905	(a)	(a)	(a)
Calvert Social Balanced						
2004	166	$12.07 to $22.73	2,229	1.66	0.75% to 1.40%	6.81% to 7.47%
2003	178	$11.30 to $21.15	2,228	1.98	0.75% to 1.40%	17.59% to 18.42%
2002	167	$9.61 to $17.86	1,775	2.79	0.75% to 1.40%	-13.38% to -12.81%
2001	158	$11.09 to $20.48	1,959	4.91	0.45% to 1.50%	-8.25% to -7.64%
2000	175	$12.09 to $22.18	2,514	(a)	(a)	(a)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Federated American Leaders						
2004	1,665	$18.30 to $25.29	$ 42,192	1.46 %	1.25% to 1.40%	8.22% to 8.41%
2003	2,211	$16.88 to $23.37	51,717	1.51	1.25% to 1.40%	25.92% to 26.06%
2002	2,720	$13.39 to $18.56	50,539	1.17	1.25% to 1.40%	-21.33% to -21.21%
2001	3,522	$16.99 to $23.59	83,193	2.06	0.85% to 1.40%	-5.56% to -5.42%
2000	4,105	$17.97 to $24.98	102,586	(a)	(a)	(a)
Federated Capital Income						
2004	373	$11.56 to $13.82	5,170	4.59	1.25% to 1.40%	8.39% to 8.54%
2003	505	$10.65 to $12.75	6,460	6.55	1.25% to 1.40%	18.94% to 19.13%
2002	653	$8.94 to $10.72	7,021	5.71	1.25% to 1.40%	-25.01% to -24.90%
2001	923	$11.90 to $14.29	13,230	3.57	0.85% to 1.40%	-14.94% to -14.81%
2000	1,149	$13.97 to $16.80	19,351	(a)	(a)	(a)
Federated Equity Income						
2004	654	$13.73	9,093	2.05	1.25% to 1.40%	11.26%
2003	884	$12.34	11,005	1.89	1.25% to 1.40%	25.53%
2002	1,035	$9.83	10,264	2.11	1.25% to 1.40%	-21.85%
2001	1,384	$12.58	17,476	1.97	0.75% to 1.40%	-12.24%
2000	1,690	$14.33	24,264	(a)	(a)	(a)
Federated Fund for U.S. Government Securities						
2004	407	$15.83	6,444	5.03	1.25% to 1.40%	2.19%
2003	635	$15.49	9,833	3.85	1.25% to 1.40%	0.91%
2002	826	$15.35	12,674	3.65	1.40%	0.0752
2001	820	$14.28	11,702	3.90	0.85% to 1.40%	5.53%
2000	823	$13.53	11,133	(a)	(a)	(a)
Federated High Income Bond						
2004	666	$15.13 to $17.70	11,845	7.82	1.25% to 1.40%	8.92% to 9.08%
2003	970	$13.87 to $16.25	15,774	7.68	1.25% to 1.40%	20.55% to 20.71%
2002	1,236	$11.49 to $13.48	16,683	10.52	1.25% to 1.40%	-0.03% to 0.12%
2001	1,548	$11.48 to $13.49	20,899	11.00	0.85% to 1.40%	-0.04% to 0.10%
2000	1,959	$11.46 to $13.49	26,446	(a)	(a)	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Federated International Equity						
2004	367	$14.71 to $15.87	$ 5,865	- %	1.25% to 1.40%	12.47% to 12.63%
2003	462	$13.06 to $14.11	6,565	-	1.25% to 1.40%	30.05% to 30.21%
2002	551	$10.03 to $10.85	6,024	-	1.25% to 1.40%	-23.84% to -23.73%
2001	767	$13.15 to $14.25	10,976	12.94	0.85% to 1.40%	-30.42% to -30.31%
2000	978	$18.87 to $20.48	20,057	(a)	(a)	(a)
Federated Mid Cap Growth Strategies						
2004	489	$21.43	10,473	-	1.40%	13.81%
2003	627	$18.83	11,813	-	1.40%	38.15%
2002	764	$13.63	10,415	-	1.40%	-27.38%
2001	1,117	$18.77	20,974	1.68	0.85% to 1.40%	-23.48%
2000	1,378	$24.53	33,809	(a)	(a)	(a)
Federated Prime Money						
2004	266	$12.51	3,326	0.78	1.40%	-0.64%
2003	392	$12.59	4,930	0.71	1.40%	-0.71%
2002	583	$12.68	7,387	1.37	1.40%	0%
2001	695	$12.68	8,812	3.44	0.85% to 1.40%	2.28%
2000	702	$12.40	8,703	(a)	(a)	(a)
Fidelity® VIP Contrafund®						
2004	13,694	$10.30 to $27.52	243,399	0.31	0.75% to 1.90%	13.19% to 14.61%
2003	11,483	$9.10 to $24.17	188,055	0.43	0.75% to 1.90%	-29.37% to 27.50%
2002	10,912	$7.22 to $19.81	145,571	0.86	0.45% to 1.90%	-11.07% to 78.65%
2001	11,618	$8.12 to $21.96	173,999	3.56	0.45% to 1.90%	-13.93% to -3.25%
2000	12,102	$9.43 to $24.67	216,963	(a)	(a)	(a)
Fidelity® VIP Equity-Income						
2004	12,953	$11.31 to $25.37	218,459	1.49	0.75% to 1.90%	9.49% to 10.71%
2003	12,003	$10.33 to $23.07	192,149	1.64	0.75% to 1.90%	27.85% to 29.33%
2002	11,480	$8.08 to $17.95	146,420	1.78	0.75% to 1.90%	-18.53% to -17.57%
2001	12,170	$9.92 to $21.92	193,019	6.26	0.45% to 1.90%	-6.77% to -5.67%
2000	10,395	$10.64 to $23.40	188,025	(a)	(a)	(a)

145

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Growth						
2004	8,483	$6.25 to $23.41	$ 109,798	0.28 %	0.75% to 1.90%	1.30% to 2.57%
2003	9,688	$6.17 to $22.97	125,864	0.26	0.75% to 1.90%	30.44% to 31.85%
2002	9,473	$4.73 to $17.54	98,180	0.26	0.45% to 1.90%	-31.44% to -30.42%
2001	10,633	$6.90 to 25.45	167,319	7.26	0.45% to 1.90%	-19.23% to -18.23%
2000	9,467	$8.54 to $31.34	209,610	(a)	(a)	(a)
Fidelity® VIP High Income						
2004	4,370	$8.76 to $12.92	47,964	8.75	0.80% to 2.25%	7.54% to 8.54%
2003	5,612	$8.11 to $11.96	56,970	6.32	0.95% to 2.25%	24.90% to 26.10%
2002	4,489	$6.46 to $9.53	36,456	10.78	0.95% to 2.25%	1.48% to 2.46%
2001	4,973	$6.34 to $9.34	39,385	13.71	0.50% to 2.25%	-13.42% to -12.58%
2000	4,980	$7.28 to $10.74	45,512	(a)	(a)	(a)
Fidelity® VIP *Asset Manager*[SM]						
2004	631	$15.94 to $19.00	11,587	2.72	1.25% to 1.40%	4.00% to 4.18%
2003	681	$15.30 to $18.27	12,034	3.51	1.25% to 1.40%	16.30% to 16.53%
2002	728	$13.13 to $15.71	11,086	4.06	1.25% to 1.40%	-10.01% to -9.87%
2001	831	$14.57 to $17.45	14,094	6.08	0.85% to 1.40%	-5.44% to -5.30%
2000	993	$15.39 to $18.46	17,821	(a)	(a)	(a)
Fidelity® VIP Investment Grade Bond						
2004	118	$16.25 to $16.55	1,958	4.38	1.25% to 1.40%	2.99% to 3.11%
2003	140	$15.76 to $16.07	2,244	4.39	1.25% to 1.40%	3.74% to 3.89%
2002	187	$15.17 to $15.49	2,890	4.05	1.25% to 1.40%	8.80% to 8.96%
2001	217	$13.92 to $14.24	3,084	5.86	0.85% to 1.40%	6.94% to 7.10%
2000	278	$13.00 to $13.32	3,700	(a)	(a)	(a)
Fidelity® VIP Index 500						
2004	3,269	$18.62 to $22.16	70,298	1.34	1.25% to 1.40%	9.11% to 9.21%
2003	3,762	$17.05 to $20.31	74,266	1.44	1.25% to 1.40%	26.62% to 26.86%
2002	4,125	$13.44 to $16.04	64,190	1.38	1.25% to 1.40%	-23.34% to -23.22%
2001	4,961	$17.51 to $20.93	100,783	1.20	0.85% to 1.40%	-13.34% to -13.21%
2000	5,672	$20.17 to $24.15	133,049	(a)	(a)	(a)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Overseas						
2004	986	$10.99 to $16.51	$ 15,669	1.18 %	0.75% to 1.50%	11.93% to 12.79%
2003	979	$9.75 to $14.74	13,904	0.58	0.75% to 1.50%	41.30% to 42.34%
2002	654	$6.85 to $10.42	6,617	0.85	0.75% to 1.50%	-21.47% to -20.88%
2001	770	$8.67 to $13.26	9,914	13.97	0.45% to 1.50%	-22.35% to -21.76%
2000	872	$11.08 to $17.06	14,451	(a)	(a)	(a)
Franklin Small Cap Value Securities						
2004	294	$14.58 to $14.96	4,384	0.04	0.75% to 1.50%	22.18% to 22.82%
2003	55	$12.02 to $12.18	662	0.19	0.75% to 1.25%	30.59% to 31.11%
2002	39	$9.22 to $9.29	365	(c)	0.75% to 1.25%	-21.04% to -19.73%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING GET Fund - Series H						
2004	8,237	$10.27 to $10.75	85,522	4.57	1.00% to 1.90%	-0.29% to 0.56%
2003	10,102	$10.30 to $10.69	105,009	4.11	1.00% to 1.90%	1.18% to 2.20%
2002	11,865	$10.18 to $10.46	121,603	3.59	1.00% to 1.90%	2.78% to 3.72%
2001	13,233	$9.91 to $10.01	131,686	0.47	1.00% to 2.40%	-1.24% to -0.33%
2000	14,101	$10.03 to $10.12	141,764	(a)	(a)	(a)
ING GET Fund - Series I						
2004	5,921	$10.14 to $10.37	60,675	4.11	1.45% to 1.90%	-0.78% to -0.29%
2003	7,257	$10.22 to $10.40	74,750	3.44	1.45% to 1.90%	1.19% to 1.66%
2002	8,275	$10.10 to $10.23	84,079	3.54	1.45% to 1.90%	3.35% to 3.82%
2001	8,909	$9.78 to $9.86	87,402	0.25	1.35% to 2.40%	-0.76% to -0.30%
2000	9,419	$9.85 to $9.89	92,929	(a)	(a)	(a)
ING GET Fund - Series J						
2004	4,652	$10.04 to $10.25	47,133	4.37	1.45% to 1.90%	-0.79% to -0.39%
2003	5,895	$10.12 to $10.29	60,090	3.65	1.45% to 1.90%	0.70% to 1.18%
2002	7,113	$10.05 to $10.17	71,844	3.49	1.45% to 1.90%	4.05% to 4.53%
2001	7,719	$9.66 to $9.73	74,801	0.18	1.35% to 2.40%	-0.63% to -0.16%
2000	8,207	$9.72 to $9.75	79,872	(a)	(a)	(a)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET Fund - Series K						
2004	5,530	$9.80 to $10.24	$ 55,421	3.60 %	1.45% to 2.40%	-1.80% to -0.87%
2003	6,945	$9.98 to $10.33	70,505	3.20	1.45% to 2.40%	-0.10% to 0.88%
2002	8,037	$9.99 to $10.24	81,260	2.68	1.45% to 2.40%	3.20% to 4.20%
2001	9,082	$9.68 to $9.82	88,558	-	1.35% to 2.40%	-3.19% to -2.24%
2000	9,357	$10.00 to $10.05	93,790	(a)	(a)	(a)
ING GET Fund - Series L						
2004	5,199	$9.80 to $10.20	51,909	3.99	1.45% to 2.40%	-1.90% to -0.87%
2003	6,598	$9.99 to $10.29	66,868	3.48	1.45% to 2.40%	1.01% to 1.98%
2002	7,535	$9.89 to $10.09	75,255	0.05	1.45% to 2.40%	0.22% to 1.20%
2001	8,101	$9.87 to $9.97	80,345	4.63	1.35% to 2.40%	-1.53% to -0.46%
2000	58	$10.01 to $10.02	585	(a)	(a)	(a)
ING GET Fund - Series M						
2004	7,647	$9.88 to $10.25	76,815	4.34	1.45% to 2.40%	-1.59% to -0.68%
2003	9,320	$10.04 to $10.32	94,718	3.54	1.45% to 2.40%	1.31% to 2.38%
2002	11,558	$9.91 to $10.08	115,381	0.03	1.45% to 2.40%	1.12% to 2.10%
2001	12,531	$9.80 to $9.87	123,165	(b)	1.45% to 2.40%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING GET Fund - Series N						
2004	6,188	$10.07 to $10.42	63,310	3.42	1.45% to 2.40%	-0.79% to 0.19%
2003	7,482	$10.15 to $10.40	76,785	2.65	1.45% to 2.40%	1.81% to 2.77%
2002	8,982	$9.97 to $10.12	90,143	0.02	1.45% to 2.40%	-2.77% to -1.82%
2001	10,181	$10.25 to $10.31	104,606	(b)	(b)	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING GET Fund - Series P						
2004	4,760	$9.93 to $10.25	47,889	3.64	1.45% to 2.40%	-1.00% to 0.00%
2003	5,731	$10.03 to $10.25	58,003	2.56	1.45% to 2.40%	1.42% to 2.40%
2002	7,680	$9.89 to $10.01	76,334	0.04	1.45% to 2.40%	-1.16% to -0.20%
2001	8,288	$10.00 to $10.03	83,012	(b)	(b)	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET Fund - Series Q						
2004	3,662	$10.21 to $10.51	$ 37,872	3.57 %	1.45% to 2.40%	-0.49% to 0.38%
2003	4,282	$10.26 to $10.47	44,336	-	1.45% to 2.40%	2.60% to 3.66%
2002	5,460	$10.00 to $10.10	54,826	3.81	1.45% to 2.40%	0.00% to 0.97%
2001	162	$10.00	1,620	(b)	(b)	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING GET Fund - Series R						
2004	3,152	$10.45 to $10.73	33,352	3.22	1.45% to 2.40%	0.29% to 1.23%
2003	3,634	$10.42 to $10.60	38,175	0.01	1.45% to 2.40%	3.58% to 4.54%
2002	4,312	$10.06 to $10.14	43,556	(c)	1.45% to 2.40%	0.65% to 1.42%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING GET Fund - Series S						
2004	3,472	$10.37 to $10.75	36,434	2.65	1.00% to 2.40%	0.19% to 1.70%
2003	4,236	$10.35 to $10.57	44,140	0.10	1.00% to 2.40%	3.40% to 4.86%
2002	5,334	$10.01 to $10.08	53,553	(c)	1.00% to 2.40%	0.14% to 0.87%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING GET Fund - Series T						
2004	2,687	$10.42 to $10.65	28,261	2.80	1.45% to 2.40%	0.19% to 1.14%
2003	3,062	$10.40 to $10.53	32,020	0.14	1.45% to 2.40%	3.38% to 4.36%
2002	3,908	$10.06 to $10.09	39,378	(c)	1.45% to 2.40%	0.88% to 0.93%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING GET Fund - Series U						
2004	2,553	$10.59 to $10.80	27,273	1.91	1.45% to 2.40%	0.95% to 1.89%
2003	2,854	$10.49 to $10.60	30,078	-	1.45% to 2.40%	5.21% to 6.00%
2002	50	$9.99 to $10.00	503	(c)	0.95% to 1.75%	-0.05% to 0.00%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)

149

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET Fund - Series V						
2004	5,690	$9.68 to $9.85	$ 55,481	1.00 %	1.45% to 2.40%	-0.10% to 0.82%
2003	7,680	$9.69 to $9.77	74,677	(d)	1.45% to 2.40%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING American Funds Growth						
2004	169	$10.49 to $10.50	1,774	(e)	0.95% to 1.90%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING American Funds Growth-Income						
2004	208	$10.36 to $10.37	2,347	(e)	0.95% to 1.90%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING American Funds International						
2004	856	$10.59 to $10.61	9,074	(e)	0.95% to 1.90%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING Julius Baer Foreign						
2004	21	$11.72	242	(e)	0.75%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

150

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Legg Mason Value						
2004	80	$10.95 to $10.96	$ 882	(e) %	0.95% to 1.90%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING MFS Total Return						
2004	154	$12.39 to $12.85	1,922	2.76	0.75% to 1.50%	9.74% to 10.24%
2003	35	$11.29 to $11.33	401	(d)	0.75% to 1.25%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING T. Rowe Price Equity Income						
2004	168	$13.81 to $14.63	2,335	1.25	0.75% to 1.50%	13.48% to 13.99%
2003	58	$12.17 to $12.22	704	(d)	0.75% to 1.25%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING Aeltus Enhanced Index						
2004	7	$10.98 to $11.13	79	-	0.75% to 1.25%	9.12%
2003	1	$10.20	6	-	0.75%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING American Century Select						
2004	49	$9.93 to $10.06	488	-	0.75% to 1.25%	3.44% to 3.93%
2003	39	$9.60 to $9.68	380	-	0.75% to 1.25%	32.60% to 33.33%
2002	1	$7.24 to $7.26	9	(c)	0.75% to 1.25%	-23.21% to -6.63%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)

151

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING American Century Small Cap Value						
2004	77	$12.87 to $15.00	$ 1,034	- %	0.75% to 1.50%	19.89% to 20.35%
2003	50	$10.81 to $12.48	561	0.16	0.75% to 1.25%	16.24% to 34.53%
2002	20	$8.11 to $9.30	173	(c)	0.75% to 1.25%	-19.84% to -1.82%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Baron Small Cap Growth						
2004	200	$14.37 to $16.22	2,941	-	0.75% to 1.50%	26.05% to 27.04%
2003	119	$11.40 to $12.79	1,381	-	0.75% to 1.50%	18.29% to 32.34%
2002	21	$8.72 to $9.68	193	(c)	0.75% to 1.25%	-12.61% to -1.83%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Goldman Sachs® Capital Growth						
2004	29	$10.55 to $12.61	315	-	0.75% to 1.25%	7.43% to 7.98%
2003	2	$9.82 to $11.70	25	-	0.75% to 1.25%	0.2268
2002	2	$8.07	18	(c)	0.75% to 0.80%	-3.04% to -0.05%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING JPMorgan International						
2004	3,467	$8.33 to $23.96	44,030	1.15	0.75% to 1.90%	16.67% to 18.03%
2003	3,196	$7.14 to $20.30	34,019	1.05	0.75% to 1.90%	27.05% to 28.48%
2002	2,909	$5.62 to $15.80	24,044	0.62	0.75% to 1.90%	-19.64% to -18.69%
2001	2,892	$7.00 to $19.44	30,449	25.04	0.45% to 2.25%	-28.33% to -27.48%
2000	2,451	$9.76 to $26.80	38,280	(a)	(a)	(a)
ING JPMorgan Mid Cap Value						
2004	154	$13.93 to $15.92	2,215	0.21	0.75% to 1.50%	18.76% to 19.71%
2003	55	$11.73 to $13.32	678	0.48	0.75% to 1.50%	28.46% to 29.02%
2002	9	$9.17 to $9.20	87	(c)	0.75% to 1.25%	-8.51% to 0.47%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING MFS Capital Opportunities						
2004	2,955	$6.18 to $27.61	$ 38,224	0.42 %	0.75% to 1.90%	10.75% to 12.05%
2003	3,394	$5.58 to $24.64	39,287	0.20	0.75% to 1.90%	25.68% to 27.14%
2002	3,869	$4.44 to $20.94	35,741	-	0.45% to 1.90%	-31.49% to -30.48%
2001	4,710	$6.49 to $30.11	62,832	19.25	0.45% to 2.25%	-26.19% to -25.29%
2000	4,048	$8.79 to $40.30	78,233	(a)	(a)	(a)
ING OpCap Balanced Value						
2004	180	$11.13 to $13.87	2,126	1.01	0.75% to 1.50%	8.69% to 9.42%
2003	116	$10.24 to $12.69	1,250	1.66	0.75% to 1.50%	28.66%
2002	2	$8.34 to $8.37	15	(c)	0.80% to 1.25%	-0.14% to 5.35%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Oppenheimer Global						
2004	2	$12.30 to $12.47	22	-	0.75% to 1.25%	13.57% to 14.19%
2003	-	$10.83 to $10.92	5	-	0.75% to 1.25%	30.17% to 30.78%
2002	-	$8.32 to $8.35	1	(c)	0.75% to 1.25%	-10.41% to -0.17%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING PIMCO Total Return						
2004	339	$11.18 to $11.50	3,885	-	0.75% to 1.50%	2.73% to 3.60%
2003	237	$10.82 to $11.10	2,613	3.68	0.75% to 1.50%	0.93% to 3.26%
2002	119	$10.70 to $10.75	1,275	(c)	0.75% to 1.50%	3.07% to 7.55%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Salomon Brothers Aggressive Growth						
2004	4,742	$5.17 to $14.90	53,255	-	0.75% to 1.90%	7.71% to 8.92%
2003	5,581	$4.80 to $13.68	58,639	-	0.75% to 1.90%	35.59% to 37.25%
2002	6,053	$3.54 to $9.97	47,008	-	0.45% to 1.90%	-36.54% to -35.60%
2001	7,478	$ 5.58 to $15.53	91,535	6.31	0.45% to 2.25%	-26.64% to -25.74%
2000	8,010	$7.60 to $20.93	136,685	(a)	(a)	(a)

153

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Salomon Brothers Fundamental Value						
2004	129	$11.05 to $13.75	$ 1,483	- %	0.75% to 1.50%	6.87% to 7.64%
2003	113	$10.34 to $12.80	1,215	0.75	0.75% to 1.50%	0.3953
2002	1	7.69	5	(c)	0.75%	0.67%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Salomon Brothers Investors Value						
2004	35	$11.02 to $13.23	387	1.06	0.75% to 1.25%	8.68% to 9.19%
2003	17	$10.14 to $12.14	179	0.65	0.75% to 1.25%	29.67%
2002	2	7.82	14	(c)	1.25%	-21.97%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING T. Rowe Price Diversified Mid Cap Growth						
2004	53	$10.90 to $14.04	612	-	0.75% to 1.50%	6.86% to 7.79%
2003	96	$10.20 to $13.05	1,017	-	0.75% to 1.50%	42.82% to 43.46%
2002	24	$7.31 to $7.34	179	(c)	0.75% to 1.25%	-8.53% to -0.37%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING T. Rowe Price Growth Equity						
2004	2,801	$12.62 to $25.72	73,921	0.15	0.75% to 1.50%	8.39% to 9.21%
2003	3,123	$11.57 to $23.71	74,887	0.15	0.75% to 1.50%	28.96% to 30.00%
2002	3,205	$8.90 to $18.37	58,443	0.19	0.45% to 1.50%	-24.44% to -23.64%
2001	3,768	$ 11.70 to $24.29	89,395	15.41	0.45% to 2.25%	-11.56% to -10.85%
2000	4,250	$13.14 to $27.44	113,230	(a)	(a)	(a)
ING UBS U.S. Large Cap Equity						
2004	3,631	$6.88 to $15.16	43,678	0.77	0.75% to 1.90%	12.60% to 13.90%
2003	3,988	$6.11 to $13.31	42,940	0.57	0.75% to 1.90%	22.69% to 24.04%
2002	4,627	$4.98 to $10.73	40,669	0.20	0.75% to 1.90%	-26.32% to -25.45%
2001	5,830	$6.77 to $14.39	69,394	20.49	0.45% to 1.90%	-22.40% to -21.48%
2000	6,216	$8.71 to $18.33	97,910	(a)	(a)	(a)

154

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Comstock						
2004	298	$12.18 to $14.32	$ 3,726	- %	0.75% to 1.50%	15.23% to 15.84%
2003	83	$10.64 to $12.38	899	0.77	0.75% to 1.25%	28.04% to 28.69%
2002	38	$8.31 to $8.34	319	(c)	0.75% to 1.25%	-18.72% to -2.95%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Van Kampen Equity and Income						
2004	12	$10.36 to $11.13	137	-	0.75% to 1.50%	8.94% to 9.76%
2003	5	$9.51 to $10.14	53	0.01	0.75% to 1.50%	25.47%
2002	-	8.01	428	(c)	1.25%	0.33%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING VP Strategic Allocation Balanced						
2004	1,065	$15.45 to $17.95	20,822	1.30	0.75% to 2.25%	8.74% to 9.38%
2003	948	$14.19 to $16.41	16,937	1.41	0.75% to 2.25%	17.79% to 18.57%
2002	977	$12.03 to $13.84	14,344	2.50	0.45% to 1.40%	-10.81% to -9.94%
2001	1,082	$13.47 to $15.41	17,390	2.50	0.45% to 2.25%	-8.30% to -7.65%
2000	1,232	$14.66 to $16.69	21,090	(a)	(a)	(a)
ING VP Strategic Allocation Growth						
2004	771	$15.68 to $18.56	15,631	1.04	0.75% to 2.25%	10.33% to 11.20%
2003	813	$14.18 to $16.69	14,808	0.87	0.75% to 2.25%	22.52% to 23.45%
2002	835	$11.55 to $13.52	11,257	1.75	0.75% to 2.25%	-15.04% to -14.40%
2001	898	$13.56 to $15.80	13,876	1.59	0.45% to 2.25%	-12.87% to -12.21%
2000	1,013	$15.52 to $18.00	17,520	(a)	(a)	(a)
ING VP Strategic Allocation Income						
2004	926	$15.55 to $17.54	18,730	1.82	0.75% to 1.50%	6.50% to 7.15%
2003	1,031	$14.58 to $16.37	19,422	2.31	0.75% to 1.40%	12.05% to 12.82%
2002	1,237	$12.99 to $14.51	20,088	3.32	0.75% to 1.40%	-5.69% to -0.78%
2001	1,380	$10.79 to $15.29	23,347	4.36	0.45% to 2.25%	-3.75% to -3.11%
2000	1,518	$11.13 to $15.77	26,191	(a)	(a)	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Growth and Income						
2004	18,090	$6.94 to $216.86	$ 423,357	2.31 %	0.75% to 2.25%	6.28% to 7.59%
2003	20,842	$6.53 to $202.58	455,361	-	0.75% to 2.25%	-24.93% to 25.16%
2002	24,165	$5.28 to $162.71	415,966	0.84	0.45% to 1.90%	-26.42% to 60.86%
2001	29,079	$7.17 to $219.66	663,646	0.60	0.45% to 2.25%	-19.96% to -18.98%
2000	32,914	$8.96 to $272.61	928,210	(a)	(a)	(a)
ING GET U.S. Core - Series 1						
2004	2,214	$10.32 to $10.48	23,042	0.68	1.45% to 2.40%	0.98% to 1.95%
2003	2,531	$10.22 to $10.28	25,945	(d)	1.45% to 2.40%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core - Series 2						
2004	1,939	$10.14 to $10.27	19,803	0.10	1.45% to 2.40%	1.20% to 2.19%
2003	2,442	$10.02 to $10.05	24,501	(d)	1.45% to 2.40%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core - Series 3						
2004	5,491	$9.89 to $9.99	54,614	0.00	1.45% to 2.40%	-1.00% to -0.10%
2003	196	$10.00	1,965	(d)	0.95% to 1.75%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core - Series 4						
2004	788	$10.33 to $10.41	8,173	(e)	1.45% to 2.40%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

156

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET U.S. Core - Series 5						
2004	422	$10.44 to $10.50	$ 4,428	(e) %	1.45% to 2.40%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING GET U.S. Core - Series 6						
2004	8,740	$10.06 to $10.09	88,090	(e)	1.45% to 2.40%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING GET U.S. Core - Series 7						
2004	5,702	$10.00	57,015	(e)	0.95% to 1.90%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Global Science and Technology						
2004	2,857	$3.56 to $11.96	10,373	-	0.75% to 1.90%	-3.17% to -1.86%
2003	3,595	$3.66 to $12.23	13,372	-	0.75% to 1.90%	42.64% to 44.62%
2002	2,536	$2.55 to $2.67	6,564	-	0.75% to 1.90%	-42.40% to -41.72%
2001	2,631	$4.42 to $4.62	11,745	-	0.45% to 1.90%	-24.42 to -23.54%
2000	1,680	$5.82 to $6.09	9,833	(a)	(a)	(a)
ING VP Growth						
2004	2,380	$5.38 to $14.86	28,081	0.12	0.75% to 1.90%	5.25% to 6.37%
2003	2,874	$5.11 to $13.97	32,091	-	0.75% to 1.90%	27.75% to 29.46%
2002	3,203	$4.00 to $10.80	28,286	-	0.75% to 1.90%	-30.30% to -29.47%
2001	4,148	$5.73 to $15.31	52,088	12.13	0.45% to 2.25%	-28.45% to -27.61%
2000	4,705	$8.02 to $21.15	85,002	(a)	(a)	(a)

157

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Index Plus LargeCap						
2004	10,827	$7.87 to $19.33	$ 182,362	1.01 %	0.75% to 2.25%	8.40% to 9.77%
2003	12,166	$7.26 to $17.61	186,926	1.03	0.75% to 2.25%	23.89% to 25.16%
2002	13,185	$5.86 to $14.07	154,417	0.24	0.45% to 2.25%	-23.02% to -21.88
2001	15,160	$7.62 to $18.06	224,762	4.07	0.45% to 2.25%	-15.27% to -5.62%
2000	14,826	$8.99 to $21.06	261,795	(a)	(a)	(a)
ING VP Index Plus MidCap						
2004	944	$14.59 to $20.23	18,233	0.40	0.75% to 1.50%	14.85% to 15.72%
2003	901	$12.63 to $17.49	15,032	0.44	0.75% to 1.50%	30.49% to 31.40%
2002	925	$12.33 to $13.31	11,779	0.50	0.45% to 1.50%	-13.40% to -12.49%
2001	631	$14.24 to $15.26	9,214	6.54	0.45% to 1.50%	-2.80% to 12.09%
2000	452	$14.50 to $15.59	6,733	(a)	(a)	(a)
ING VP Index Plus SmallCap						
2004	592	$14.45 to $16.34	8,963	0.14	0.75% to 1.50%	20.22% to 21.21%
2003	538	$12.02 to $13.49	6,712	0.16	0.75% to 1.50%	34.15% to 35.13%
2002	464	$8.96 to $9.99	4,275	0.19	0.75% to 1.50%	-14.50% to -13.86%
2001	225	$10.48 to $11.60	2,411	3.71	0.45% to 1.50%	0.87% to 1.64%
2000	104	$10.39 to $11.42	1,098	(a)	(a)	(a)
ING VP International Equity						
2004	1,353	$6.98 to $9.75	13,340	1.15	0.75% to 1.90%	14.99% to 16.21%
2003	993	$6.07 to $8.39	8,924	0.89	0.75% to 1.90%	29.42% to 31.09%
2002	836	$4.69 to $6.40	5,228	0.22	0.75% to 1.90%	-28.07% to -27.23%
2001	954	$6.51 to $8.79	7,991	0.12	0.45% to 2.25%	-25.34% to -24.45%
2000	863	$8.73 to $11.64	9,708	(a)	(a)	(a)
ING VP Small Company						
2004	4,382	$10.72 to $23.05	82,870	0.28	0.75% to 1.90%	12.13% to 13.55%
2003	4,826	$9.56 to $20.30	80,458	0.24	0.75% to 1.90%	34.84% to 36.42%
2002	4,213	$7.09 to $14.88	52,158	0.52	0.45% to 1.90%	-24.69% to -23.57%
2001	3,814	$9.41 to $19.53	62,576	3.89	0.45% to 2.25%	0.50% to 3.22%
2000	2,815	$9.22 to $18.92	47,270	(a)	(a)	(a)

158

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Value Opportunity						
2004	909	$12.23 to $18.71	$ 16,285	0.82 %	0.75% to 1.50%	8.48% to 9.35%
2003	1,131	$11.21 to $17.11	18,645	0.76	0.75% to 1.50%	22.79% to 23.63%
2002	1,272	$9.36 to $13.84	17,001	0.44	0.45% to 1.50%	-27.07% to -26.30%
2001	1,441	$12.75 to $18.83	26,362	5.21	0.45% to 1.50%	-10.97% to 0.58%
2000	963	$14.22 to $20.99	19,710	(a)	(a)	(a)
ING VP International Value						
2004	247	$11.76 to $13.22	2,980	1.29	0.75% to 1.50%	15.63% to 16.51%
2003	115	$10.17 to $11.37	1,199	1.60	0.75% to 1.50%	15.86% to 29.02%
2002	49	$7.95 to $8.83	404	(c)	0.75% to 1.50%	-19.18% to -1.19%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING VP MagnaCap - Class I						
2004	13	$9.52 to $9.64	125	2.40	0.75% to 1.25%	7.81% to 8.19%
2003	5	$8.83 to $8.91	42	1.03	0.75% to 1.25%	30.07%
2002	4	$6.85	27	(c)	0.75%	-21.38%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING VP MagnaCap - Class S						
2004	166	$9.60 to $9.95	1,635	1.48	0.95% to 1.90%	6.90% to 7.92%
2003	101	$8.98 to $9.22	928	0.71	0.95% to 1.90%	28.10% to 29.49%
2002	69	$7.01 to $7.12	490	0.95	0.95% to 1.90%	-25.77% to -23.73%
2001	46	$9.28 to $9.34	431	(b)	0.95% to 1.90%	-5.87% to 0.00%
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING VP MidCap Opportunities - Class I						
2004	32	$10.28 to $13.84	340	-	0.75% to 1.25%	10.18% to 10.69%
2003	96	$9.33 to $9.45	905	-	0.75% to 1.25%	34.83% to 35.58%
2002	11	$6.89 to $6.97	76	(c)	0.75% to 1.50%	-20.85% to -9.47%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)

159

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP MidCap Opportunities - Class S						
2004	1,180	$8.94 to $9.26	$ 10,784	- %	0.95% to 1.90%	9.02% to 10.11%
2003	818	$8.20 to $8.41	6,818	-	0.95% to 1.90%	34.21% to 35.43%
2002	418	$6.11 to $6.21	2,583	-	0.95% to 1.90%	-27.40% to -26.70%
2001	102	$8.42 to $8.48	865	(b)	0.95% to 1.90%	-16.75% to -10.14%
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Real Estate						
2004	86	$13.88 to $13.93	1,193	(e)	0.75% to 1.25%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING VP SmallCap Opportunities - Class I						
2004	128	$7.42 to $12.78	970	-	0.75% to 1.25%	8.80% to 9.42%
2003	202	$6.78 to $11.71	1,392	-	0.75% to 1.50%	36.95% to 37.45%
2002	12	$4.98 to $5.02	58	(c)	0.75% to 1.25%	-33.20% to -9.70%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING VP SmallCap Opportunities - Class S						
2004	765	$6.82 to $7.07	5,342	-	0.95% to 1.90%	7.91% to 8.94%
2003	704	$6.32 to $6.49	4,528	-	0.95% to 1.90%	35.62% to 37.21%
2002	376	$4.66 to $4.73	1,772	-	0.95% to 1.90%	-44.82% to -44.28%
2001	151	$8.44 to $8.50	1,280	(b)	0.95% to 1.90%	-24.98% to -12.33%
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Balanced						
2004	7,519	$9.85 to $26.84	189,559	2.00	0.75% to 2.25%	7.30% to 8.58%
2003	6,962	$9.18 to $24.72	172,818	1.94	0.75% to 2.25%	16.65% to 18.00%
2002	7,046	$7.87 to $26.80	148,868	1.07	0.45% to 2.25%	-12.01% to -10.71%
2001	8,277	$8.94 to $30.01	189,948	5.84	0.45% to 2.25%	-6.04% to 0.46%
2000	8,309	$9.52 to $24.76	199,768	(a)	(a)	(a)

160

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Emerging Markets						
2004	70	$11.02	$ 770	0.76 %	1.40%	20.04%
2003	88	$9.18	809	-	1.40%	45.25%
2002	103	$6.32	649	-	1.40%	-10.60%
2001	129	$7.08	912	19.78	0.85% to 1.40%	-11.68%
2000	157	$8.01	1,255	(a)	(a)	(a)
ING VP Intermediate Bond						
2004	7,665	$11.37 to $19.78	137,880	7.97	0.75% to 2.25%	2.91% to 4.11%
2003	8,243	$10.94 to $19.00	143,435	1.80	0.75% to 2.25%	4.22% to 5.51%
2002	9,939	$11.86 to $18.01	164,563	3.25	0.75% to 2.25%	6.28% to 7.53%
2001	9,525	$11.16 to $16.75	144,459	6.51	0.45% to 2.25%	6.67% to 7.93%
2000	6,869	$10.46 to $15.52	99,490	(a)	(a)	(a)
ING VP Money Market						
2004	15,367	$10.10 to $14.51	192,781	1.13	0.75% to 2.25%	-0.88% to 0.35%
2003	13,149	$10.02 to $14.46	173,894	1.89	0.75% to 2.25%	-1.07% to 0.14%
2002	19,939	$10.30 to $14.44	262,556	3.85	0.75% to 2.25%	-0.31% to 0.86%
2001	22,423	$10.33 to $48.45	293,027	4.69	0.45% to 2.25%	1.33% to 3.16%
2000	16,310	$10.13 to $13.88	211,809	(a)	(a)	(a)
ING VP Natural Resources						
2004	111	$16.41 to $17.48	1,861	0.95	0.75% to 1.50%	11.03% to 11.76%
2003	116	$14.78 to $15.64	1,732	-	0.75% to 1.50%	28.52% to 29.58%
2002	135	$11.48 to $12.07	1,567	0.19	0.75% to 1.50%	-3.56% to -2.83%
2001	166	$11.90 to $12.42	2,003	-	0.45% to 1.50%	-17.19% to -16.57%
2000	193	$14.35 to $14.87	2,801	(a)	(a)	(a)
Janus Aspen Balanced						
2004	9,164	$9.95 to $27.77	156,790	2.08	0.75% to 1.90%	6.53% to 7.72%
2003	11,471	$9.34 to $25.95	186,531	2.17	0.75% to 1.90%	-46.48% to 13.18%
2002	13,695	$8.35 to $23.08	197,825	2.41	0.45% to 1.90%	-8.22% to 109.99%
2001	15,239	$9.10 to $25.02	240,241	2.63	0.45% to 1.90%	-6.53% to -5.42%
2000	13,985	$9.73 to $26.63	244,144	(a)	(a)	(a)

161

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Janus Aspen Flexible Income						
2004	794	$11.46 to $21.38	$ 15,748	5.17 %	0.75% to 1.50%	2.40% to 3.19%
2003	1,144	$11.13 to $20.72	22,158	4.66	0.75% to 1.50%	4.82% to 5.61%
2002	1,538	$12.85 to $19.62	28,392	4.45	0.45% to 1.50%	8.83% to 9.98%
2001	1,415	$11.72 to $17.89	23,940	5.95	0.45% to 1.50%	-0.78% to 6.93%
2000	1,182	$10.97 to $16.73	18,730	(a)	(a)	(a)
Janus Aspen Growth						
2004	6,667	$5.85 to $21.12	84,481	0.13	0.75% to 1.90%	2.45% to 3.70%
2003	8,493	$5.71 to $20.49	105,326	0.08	0.75% to 1.90%	29.19% to 30.80%
2002	10,142	$4.42 to $15.78	98,503	-	0.45% to 1.90%	-27.91% to -26.84%
2001	13,150	$6.13 to $21.78	176,779	0.26	0.45% to 2.25%	-26.17% to -25.27%
2000	14,324	$8.30 to $29.34	267,653	(a)	(a)	(a)
Janus Aspen Mid Cap Growth						
2004	7,231	$4.59 to $21.68	94,264	-	0.75% to 1.90%	18.30% to 19.85%
2003	7,749	$3.88 to $18.09	88,717	-	0.75% to 1.90%	32.77% to 34.10%
2002	8,940	$2.92 to $15.64	77,233	-	0.45% to 1.90%	-29.31% to -28.26%
2001	11,480	$4.14 to $21.80	141,806	-	0.45% to 1.90%	-40.61% to -39.88%
2000	12,172	$6.97 to $36.27	274,462	(a)	(a)	(a)
Janus Aspen Worldwide Growth						
2004	10,934	$5.95 to $23.00	154,245	0.94	0.75% to 1.90%	2.76% to 3.96%
2003	13,736	$5.79 to $22.26	190,923	1.05	0.75% to 1.90%	21.64% to 23.07%
2002	17,171	$4.76 to $18.46	198,280	0.84	0.45% to 1.90%	-26.92% to -25.84%
2001	20,979	$6.51 to $24.89	331,396	0.44	0.45% to 2.25%	-23.92% to -22.98%
2000	21,842	$8.56 to $32.41	483,863	(a)	(a)	(a)
Lord Abbett Growth and Income						
2004	591	$11.21 to $13.69	6,773	1.07	0.75% to 1.50%	10.99% to 11.78%
2003	303	$10.10 to $12.27	3,110	1.02	0.75% to 1.50%	29.43% to 30.09%
2002	54	$7.85 to $7.91	422	(c)	0.75% to 1.25%	-17.45% to -15.55%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)

162

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Lord Abbett Mid-Cap Value						
2004	292	$12.45 to $14.98	$ 3,732	0.40 %	0.75% to 1.50%	22.18% to 23.12%
2003	117	$10.19 to $12.20	1,217	0.66	0.75% to 1.50%	3.85% to 23.87%
2002	55	$8.38 to $9.87	474	(c)	0.75% to 1.25%	-13.36% to 1.56%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
MFS® VIT Strategic Income						
2004	181	$13.78 to $13.96	2,503	5.05	1.25% to 1.40%	6.25% to 6.32%
2003	194	$12.97 to $13.13	2,524	5.90	1.25% to 1.40%	8.81% to 9.05%
2002	228	$11.92 to $12.04	2,720	2.91	1.25% to 1.40%	6.89% to 7.05%
2001	156	$11.15 to $11.25	1,742	3.89	0.85% to 1.40%	3.28% to 3.44%
2000	142	$10.80 to $10.87	1,537	(a)	(a)	(a)
MFS® VIT Total Return						
2004	9,461	$12.25 to $19.78	142,497	1.52	0.95% to 1.90%	9.18% to 10.30%
2003	7,849	$11.22 to $18.00	110,405	1.64	0.95% to 1.90%	14.14% to 15.18%
2002	7,407	$9.83 to $15.67	91,725	1.74	0.95% to 1.90%	-6.97% to -6.07%
2001	7,002	$10.57 to $16.73	93,910	5.19	0.50% to 1.90%	-1.67% to -0.70%
2000	4,368	$10.75 to $16.90	63,398	(a)	(a)	(a)
Oppenheimer Aggressive Growth						
2004	3,156	$4.71 to $15.29	32,874	-	0.95% to 1.90%	17.46% to 18.63%
2003	3,313	$4.01 to $12.93	29,115	-	0.95% to 1.90%	23.01% to 24.42%
2002	3,447	$3.26 to $10.43	23,930	0.67	0.95% to 1.90%	-29.17% to -28.48%
2001	4,063	$4.60 to $14.62	40,449	15.39	0.50% to 2.25%	-32.58% to -31.92%
2000	3,454	$6.82 to $21.54	57,052	(a)	(a)	(a)
Oppenheimer Global Securities						
2004	2,073	$15.03 to $23.47	43,720	1.17	0.75% to 1.50%	17.37% to 18.23%
2003	1,634	$12.73 to $19.94	29,539	0.55	0.75% to 1.50%	40.97% to 41.96%
2002	1,174	$10.74 to $14.12	15,177	0.57	0.75% to 1.50%	-23.30% to -22.72%
2001	977	$14.01 to $18.36	16,403	12.79	0.75% to 1.50%	-13.36% to -12.70%
2000	881	$16.17 to $21.14	17,260	(a)	(a)	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Oppenheimer Main Street®						
2004	5,694	$8.27 to $13.79	$ 68,396	0.85 %	0.80% to 2.25%	7.40% to 8.45%
2003	5,799	$7.70 to $12.76	65,121	0.86	0.95% to 2.25%	24.19% to 25.42%
2002	5,617	$6.20 to $10.19	48,801	0.77	0.95% to 2.25%	-20.34% to -19.57%
2001	6,141	$7.78 to $12.71	65,709	0.53	0.50% to 2.25%	-11.87% to -11.02%
2000	5,613	$8.83 to $14.33	67,652	(a)	(a)	(a)
Oppenheimer Strategic Bond						
2004	3,938	$13.17 to $15.49	58,634	4.61	0.75% to 2.25%	6.66% to 7.90%
2003	3,027	$12.23 to $14.43	42,500	6.13	0.75% to 2.25%	15.80% to 17.10%
2002	2,737	$10.76 to $12.38	32,735	7.25	0.75% to 2.25%	5.40% to 6.64%
2001	2,585	$10.21 to $11.67	28,892	6.16	0.50% to 2.25%	2.84% to 4.06%
2000	2,144	$9.93 to $11.27	23,335	(a)	(a)	(a)
PIMCO VIT Real Return						
2004	48	$10.82	522	(e)	0.75%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Pioneer Equity Income VCT						
2004	140	$11.02 to $13.32	1,581	2.07	0.75% to 1.50%	14.67% to 15.53%
2003	26	$9.61 to $11.55	253	2.46	0.75% to 1.50%	21.03% to 21.61%
2002	19	$7.99 to $8.05	153	(c)	0.75% to 1.25%	-17.35% to -16.32%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
Pioneer Fund VCT						
2004	5	$10.12 to $10.29	52	-	0.75% to 1.25%	9.88% to 10.41%
2003	-	$9.21 to $9.32	4	0.58	0.75% to 1.25%	22.79%
2002	-	$7.59	1	(c)	0.75%	0.06%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A] %	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Pioneer High Yield VCT						
2004	20	$10.68	$ 216	(e) %	0.75%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Pioneer Mid Cap Value VCT						
2004	220	$14.18 to $15.93	3,193	0.31	0.75% to 1.50%	20.27% to 21.25%
2003	62	$11.79 to $13.17	739	0.14	0.75% to 1.50%	35.85% to 36.36%
2002	3	$8.73 to $8.80	30	(c)	0.75% to 1.25%	-17.31% to -16.24%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
Jennison						
2004	160	$8.14 to $8.43	1,329	0.09	0.95% to 1.90%	7.25% to 8.22%
2003	111	$7.59 to $7.79	859	-	0.95% to 1.90%	27.14% to 28.34%
2002	71	$5.97 to $6.07	427	-	0.95% to 1.90%	-32.48% to -31.82%
2001	81	$8.84 to $8.90	724	-	0.95% to 1.90%	-3.52% to 9.12%
2000	(b)	(b)	(b)	(b)	(b)	(b)
SP William Blair International Growth						
2004	682	$8.81 to $9.13	6,154	-	0.95% to 1.90%	13.82% to 14.99%
2003	416	$7.74 to $7.94	3,269	-	0.95% to 1.90%	36.51% to 37.85%
2002	37	$5.67 to $5.76	214	-	0.95% to 1.90%	-24.30% to -21.53%
2001	8	$ 7.49 to $7.52	59	-	0.95% to 1.90%	-19.54% to 4.42%
2000	(b)	(b)	(b)	(b)	(b)	(b)
UBS U.S. Allocation						
2004	977	$8.38 to $9.41	8,911	0.77	0.95% to 1.90%	8.27% to 9.29%
2003	1,393	$7.74 to $8.61	11,708	0.80	0.95% to 1.90%	25.04% to 26.06%
2002	1,454	$6.19 to $6.83	9,725	0.55	0.95% to 1.90%	-24.42% to -23.69%
2001	1,635	$8.20 to $8.94	14,334	7.95	0.50% to 1.90%	-14.22% to -13.38%
2000	1,218	$9.56 to $10.33	12,509	(a)	(a)	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Wanger Select						
2004	22	$11.45	$ 249	(e) %	0.75%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Wanger U.S. Smaller Companies						
2004	8	$11.61	97	(e)	0.75%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

(a) Not provided for 2000.

(b) As investment Division was not available until 2001, this data is not meaningful and is therefore not presented.

(c) As investment Division was not available until 2002, this data is not meaningful and is therefore not presented.

(d) As investment Division was not available until 2003, this data is not meaningful and is therefore not presented.

(e) As investment Division was not available until 2004, this data is not meaningful and is therefore not presented.

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense risk charge, as defined in Note 3. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company changed the accounting principle for goodwill and other intangible assets effective January 1, 2002. As discussed in Note 14 to the financial statements, the Company restated certain amounts presented in the statements of cash flows related to its payables for securities purchased, short-term borrowings, and investment contracts for the years ended December 31, 2003 and 2002.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 31, 2005

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Operations
(In millions)

| | Year ended December 31, | | |
	2004	2003	2002
Revenues:			
Net investment income	$ 983.1	$ 919.1	$ 959.5
Fee income	455.7	395.8	423.9
Premiums	38.5	50.1	53.9
Net realized capital gains (losses)	25.2	64.5	(101.0)
Total revenue	1,502.5	1,429.5	1,336.3
Benefits and expenses:			
Interest credited and other benefits to contractowners	739.4	723.4	707.3
Operating expenses	394.0	383.9	361.4
Amortization of deferred policy acquisition costs and value of business acquired	127.4	106.5	181.5
Total benefits and expenses	1,260.8	1,213.8	1,250.2
Income before income taxes and cumulative effect of change in accounting principle	241.7	215.7	86.1
Income tax expense	42.4	61.1	18.6
Income before cumulative effect of change in accounting principle	199.3	154.6	67.5
Cumulative effect of change in accounting principle, net of tax	-	-	(2,412.1)
Net income (loss)	$ 199.3	$ 154.6	$ (2,344.6)

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

	December 31,	
	2004	**2003**
Assets:		
Investments:		
Fixed maturities, available-for-sale, at fair value		
(amortized cost of $16,684.7 at 2004 and $15,455.0 at 2003)	$ 17,151.3	$ 16,049.7
Equity securities, available-for-sale, at fair value		
(cost of $153.9 at 2004 and $146.5 at 2003)	162.6	161.9
Mortgage loans on real estate	1,090.2	754.5
Policy loans	262.7	270.3
Other investments	57.0	53.6
Securities pledged (amortized cost of $1,258.8 at 2004 and $1,624.4 at 2003)	1,274.3	1,644.8
Total investments	19,998.1	18,934.8
Cash and cash equivalents	187.3	57.8
Short-term investments under securities loan agreement	219.5	123.9
Accrued investment income	181.7	169.6
Notes receivable from affiliate	175.0	-
Reinsurance recoverable	2,902.7	2,953.2
Deferred policy acquisition costs	414.5	307.9
Value of business acquired	1,365.2	1,415.4
Due from affiliates	25.9	41.5
Other assets	59.6	206.2
Assets held in separate accounts	33,310.5	33,014.7
Total assets	$ 58,840.0	$ 57,225.0

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

| | December 31, | |
	2004	2003
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 20,886.4	$ 19,276.6
Due to affiliates	49.4	92.4
Payables for securities purchased	25.1	5.4
Payables under securities loan agreement	219.5	123.9
Borrowed money	1,057.4	1,519.3
Current income taxes	82.6	85.6
Deferred income taxes	209.3	184.7
Other liabilities	275.6	276.5
Liabilities related to separate accounts	33,310.5	33,014.7
Total liabilities	56,115.8	54,579.1
Shareholder's equity:		
Common stock (100,000 shares authorized; 55,000 shares issued and outstanding, $50.0 per share value)	2.8	2.8
Additional paid-in capital	4,576.5	4,646.5
Accumulated other comprehensive income	67.1	116.0
Retained earnings (deficit)	(1,922.2)	(2,119.4)
Total shareholder's equity	2,724.2	2,645.9
Total liabilities and shareholder's equity	$ 58,840.0	$ 57,225.0

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Changes in Shareholder's Equity
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at December 31, 2001	$ 2.8	$ 4,292.4	$ 55.8	$ 103.3	$ 4,454.3
Comprehensive loss:					
Net loss	-	-	-	(2,344.6)	(2,344.6)
Other comprehensive income, net of tax:					
Net unrealized gain on securities ($94.9 pretax)	-	-	61.7	-	61.7
Comprehensive loss					(2,282.9)
Distribution of IA Holdco	-	(27.4)	-	(32.7)	(60.1)
Capital contributions	-	164.3	-	-	164.3
SERP - transfer	-	(15.1)	-	-	(15.1)
Other changes	-	2.3	-	-	2.3
Balance at December 31, 2002	2.8	4,416.5	117.5	(2,274.0)	2,262.8
Comprehensive income:					
Net income	-	-	-	154.6	154.6
Other comprehensive loss, net of tax:					
Net unrealized loss on securities (($2.4) pretax)	-	-	(1.5)	-	(1.5)
Comprehensive income					153.1
Capital contributions	-	230.0	-	-	230.0
Balance at December 31, 2003	2.8	4,646.5	116.0	(2,119.4)	2,645.9
Comprehensive income:					
Net income	-	-	-	199.3	199.3
Other comprehensive loss, net of tax:					
Net unrealized loss on securities (($49.5) pretax)	-	-	(32.2)	-	(32.2)
Minimum pension liability	-	-	(16.7)	-	(16.7)
Comprehensive income	-	-	-	-	150.4
Dividends paid	-	(70.0)	-	-	(70.0)
Other	-	-	-	(2.1)	(2.1)
Balance at December 31, 2004	$ 2.8	$ 4,576.5	$ 67.1	$ (1,922.2)	$ 2,724.2

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

			Year ended December 31,			
		2004		**2003** (Restated)		**2002** (Restated)
Cash Flows from Operating Activities:						
Net income (loss)	$	199.3	$	154.6	$	(2,344.6)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Capitalization of deferred policy acquisition costs		(168.0)		(159.7)		(127.6)
Amortization of deferred policy acquisition costs and value of business acquired		134.3		106.5		158.5
Net accretion/decretion of discount/premium		155.9		198.9		115.5
Future policy benefits, claims reserves, and interest credited		620.4		705.9		953.7
Impairment of goodwill		-		-		2,412.1
Provision for deferred income taxes		41.0		22.1		23.6
Net realized capital (gains) losses		(25.1)		(64.5)		101.0
Depreciation		12.4		23.3		20.9
Change in:						
Accrued investment income		(2.3)		1.3		(10.0)
Reinsurance recoverable		50.5		33.3		172.7
Accounts receivable and assets accruals		18.2		(25.2)		(5.8)
Due to/from affiliates		(32.8)		47.4		8.1
Other payables and accruals		17.9		14.4		(82.8)
Net cash provided by operating activities		1,021.7		1,058.3		1,395.3
Cash Flows from Investing Activities:						
Proceeds from the sale, maturity, or redemption of:						
Fixed maturities, available-for-sale		26,791.8		29,977.9		26,315.3
Equity securities, available-for-sale		85.7		130.2		57.2
Mortgage loans on real estate		71.0		16.3		2.0
Acquisition of:						
Fixed maturities, available-for-sale		(26,809.0)		(31,951.6)		(28,272.8)
Equity securities, available-for-sale		(81.6)		(34.8)		(81.8)
Mortgage loans on real estate		(406.7)		(194.2)		(343.7)
Increase in policy loans		7.6		26.0		32.7
Purchases/sales of property and equipment, net		(11.7)		(5.2)		(5.8)
Change in other investments		(15.3)		(8.1)		(22.4)
Loans to affiliates		(175.0)		-		-
Net cash used in investing activities		(543.2)		(2,043.5)		(2,319.3)

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

	Year ended December 31,		
	2004	2003 (Restated)	2002 (Restated)
Cash Flows from Financing Activities:			
Deposits for investment contracts	$ 2,089.9	$ 2,296.6	$ 1,349.1
Maturities and withdrawals from investment contracts	(1,910.4)	(1,745.5)	(741.4)
Short-term borrowings, net	(458.5)	196.5	299.7
Dividends paid to Parent	(70.0)	-	-
Capital contributions	-	230.0	-
Net cash provided by (used in) financing activities	(349.0)	977.6	907.4
Net increase (decrease) in cash and cash equivalents	129.5	(7.6)	(16.6)
Cash and cash equivalents, beginning of year	57.8	65.4	82.0
Cash and cash equivalents, end of year	$ 187.3	$ 57.8	$ 65.4
Supplemental cash flow information:			
Income taxes paid, net	$ 3.2	$ 29.8	$ 6.7
Interest paid	$ 22.8	$ 32.6	$ 20.6

The accompanying notes are an integral part of these consolidated financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

1.   **Organization and Significant Accounting Policies**

Basis of Presentation

ING Life Insurance and Annuity Company ("ILIAC"), a stock life insurance company domiciled in the state of Connecticut, and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. These consolidated financial statements include ILIAC and its wholly-owned subsidiaries, ING Insurance Company of America ("IICA"), ING Financial Advisers, LLC ("IFA") and, through February 28, 2002, ING Investment Adviser Holding, Inc. ("IA Holdco"). Until March 30, 2003, ILIAC was a wholly-owned subsidiary of ING Retirement Holdings, Inc. ("HOLDCO"), which was a wholly-owned subsidiary of ING Retirement Services, Inc. ("IRSI"). Until March 30, 2003, IRSI was a wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion"), which in turn was ultimately owned by ING Groep N.V. ("ING"). On March 30, 2003, a series of mergers occurred in the following order: IRSI merged into Lion and HOLDCO merged into Lion. As a result, ILIAC is now a direct, wholly-owned subsidiary of Lion, which in turn is an indirect, wholly-owned subsidiary of ING. ING is a global financial services company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

Description of Business

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408 and 457, as well as nonqualified deferred compensation plans. The Company's products are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups in the health care, government, education (collectively "not-for-profit" organizations), and corporate markets. The Company's products generally are distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

Annuity contracts may be deferred or immediate (payout annuities). These products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds, and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans which contain certain benefit responsive guarantees (i.e. liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers investment advisory services and pension plan administrative services.

Recently Adopted Accounting Standards

Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts

The Company adopted Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts," on January 1, 2004. SOP 03-1 establishes several new accounting and disclosure requirements for certain nontraditional long-duration contracts and for separate accounts including, among other things, a requirement that assets and liabilities of separate account arrangements that do not meet certain criteria be accounted for as general account assets and liabilities, and that revenues and expenses related to such arrangements, be consolidated with the respective lines in the Consolidated Statements of Operations. In addition, the SOP requires that additional liabilities be established for certain guaranteed death and other benefits and for products with certain patterns of cost of insurance charges. In addition, sales inducements provided to contractowners must be recognized on the Consolidated Balance Sheets separately from deferred acquisition costs and amortized as a component of benefits expense using methodology and assumptions consistent with those used for amortization of deferred policy acquisition costs ("DAC").

The Company evaluated all requirements of SOP 03-1 which resulted in the consolidation of the Separate Account supporting the guarantee option into the General Account. Requirements to establish additional liabilities for minimum guarantee benefits are applicable to the Company; however, the Company's policies on contract liabilities have historically been, and continue to be, in conformity with the newly established requirements. Requirements for recognition of additional liabilities for products with certain patterns of cost of insurance charges are not applicable to the Company. The adoption of SOP 03-1 had no significant effect on the Company's financial position, results of operations, or cash flows.

In the fourth quarter of 2004, the Company implemented Technical Practice Aid 6300.05 – 6300.08, "Q&As Related to the Implementation of SOP 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (the "TPA").

The TPA, which was approved in September 2004, provides additional guidance regarding certain implicit assessments that may be used in testing of the base mortality function on contracts, which is performed to determine whether additional liabilities are required in conjunction with SOP 03-1. In addition, the TPA provides additional guidance surrounding the allowed level of aggregation of additional liabilities determined under SOP 03-1. The adoption of the TPA did not have an impact on the Company's financial position, results of operations, or cash flows.

The implementation of SOP 03-1 also raised questions regarding the interpretation of the requirements of Statement of Financial Accounting Standards ("FAS") No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," concerning when it is appropriate to record an unearned revenue liability related to the insurance benefit function. To clarify its position, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. FAS 97-1 ("FSP FAS 97-1"), "Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97 Permit or Require Accrual of an Unearned Revenue Liability," effective for fiscal periods beginning subsequent to the date the guidance was issued, June 18, 2004. The Company adopted FSP FAS 97-1 on July 1, 2004 which did not have an impact on the Company's financial position, results of operations, or cash flows.

The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments

In March 2004, the Emerging Issues Task Force ("EITF") reached a final consensus on EITF Issue No. 03-1 ("EITF-03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," requiring that a three-step impairment model be applied to securities within its scope. The three-step model is applied on a security-by-security basis as follows:

Step 1: Determine whether an investment is impaired. An investment is impaired if the fair value of the investment is less than its cost basis.
Step 2: Evaluate whether an impairment is other-than-temporary.
Step 3: If the impairment is other-than-temporary, recognize an impairment loss equal to the difference between the investment's cost and its fair value.

On September 30, 2004, the FASB issued FASB Staff Position No. EITF Issue 03-1-1 ("FSP EITF 03-1-1"), "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,'" which delayed the EITF Issue No. 03-1 original effective date of July 1, 2004 related to steps two and three of the impairment model introduced. The delay is in effect until a final consensus can be reached on such guidance. Despite the delay of the implementation of steps two and three, other-than-temporary impairments are still to be recognized as required by existing guidance.

Earlier consensus reached by the EITF on this issue required that certain quantitative and qualitative disclosures be made for unrealized losses on debt and equity securities that have not been recognized as other-than-temporary impairments. These disclosures were adopted by the Company, effective December 31, 2003, and are included in the Investments footnote.

Accounting for Derivative Instruments and Hedging Activities

The Derivative Implementation Group ("DIG"), responsible for issuing guidance on behalf of the FASB for implementation of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," issued Statement No. 133 Implementation Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Credit Worthiness of the Obligor under Those Instruments" ("DIG B36"). Under this interpretation, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or a total return debt index may be determined to contain embedded derivatives that are required to be bifurcated from the host instrument. The required date of adoption of DIG B36 for the Company was October 1, 2003. The adoption did not have an impact on the Company's financial position, results of operations, or cash flows.

Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). In December 2003, the FASB modified FIN 46 to make certain technical revisions and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is required to consolidate and those VIEs it is not required to consolidate but in which it has a significant variable interest.

The Company holds investments in VIEs in the form of private placement securities, structured securities, securitization transactions, and limited partnerships with an aggregate fair value of $8,489.3 as of December 31, 2004. These VIEs are held by the Company for investment purposes. Consolidation of these investments in the Company's financial statements is not required as the Company is not the primary beneficiary for any of these VIEs. Book value as of December 31, 2004 of $8,396.1 represents the maximum exposure to loss except for those structures for which the Company also receives asset management fees.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), to clarify accounting and disclosure requirements relating to a guarantor's issuance of certain types of guarantees, or groups of similar guarantees, even if the likelihood of the guarantor's having to make any payments under the guarantee is remote. The disclosure provisions are effective for financial statements for fiscal years ended after December 15, 2002. For certain guarantees, the interpretation also requires that guarantors recognize a liability equal to the fair value of the guarantee upon its issuance. This initial recognition and measurement provision is to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has performed an assessment of its guarantees and believes that all of its guarantees are excluded from the scope of this interpretation.

Goodwill Impairment

During 2002, the Company adopted FAS No. 142, "Goodwill and Other Intangible Assets." The adoption of this standard resulted in the recognition of an impairment loss of $2,412.1, net of taxes of $1,298.8, related to prior acquisitions, recorded retroactive to the first quarter of 2002. Prior quarters of 2002 were restated accordingly. This impairment loss represented the entire carrying amount of goodwill, net of accumulated amortization. This impairment charge is shown as a change in accounting principle on the December 31, 2002 Consolidated Statement of Operations.

New Accounting Pronouncements

In December 2004, the FASB issued FAS No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires all share-based payments be recognized in the financial statements based upon the fair value. FAS 123R is effective at the beginning of the first interim or annual period beginning after June 15, 2005. Earlier adoption is encouraged. FAS 123R provides two transition methods, modified-prospective and modified-retrospective.

The modified-prospective method recognizes the grant-date fair value of compensation for new and unvested awards beginning in the fiscal period in which the recognition provisions are first applied. Prior periods are not restated. The modified-retrospective method, entities are allowed to restate prior periods by recognizing the compensation cost in the amount previously reported in the pro forma footnote disclosures as required under FAS No. 123, "Accounting for Stock-Based Compensation."

The Company intends to early adopt the provisions of FAS 123R on January 1, 2005 using the modified-prospective method. The adoption of FAS 123R is not expected to have a material impact on the Company's financial position, results of operations or cash flows. Prior to January 2005, the Company applied the intrinsic value-based provisions set forth in APB Opinion No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value method, compensation expense is determined on the measurement date, which is the first date on which both the number of shares the employee is entitled to receive and the exercise price are known. Compensation expense, if any, is measured based on the award's intrinsic value, which is the excess of the market price of the stock over the exercise price on the measurement date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior years financial information to conform to the current year presentation, including a reclassification in the amount of $9.2, net of tax, from retained earnings to accumulated other comprehensive income as of December 31, 2001 (see footnote 14).

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity of 90 days or less when purchased.

Investments

All of the Company's fixed maturity and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in shareholder's equity, after adjustment for related changes in deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA"), and deferred income taxes.

Other-Than-Temporary Impairments

The Company analyzes the General Account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis in accordance with FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management considers the length of time and the extent to which fair value has been less than amortized cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other-than-temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities that meet the criteria of EITF Issue No. 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." Under Issue No. EITF 99-20, a determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment. An impairment is recognized if the fair value of the security is less than amortized cost and there has been an adverse change in cash flow since the last remeasurement date.

When a decline in fair value is determined to be other-than-temporary, the individual security is written down to fair value and the loss is accounted for as a realized loss.

Experience-Rated Products

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum principal and interest guarantees. Unamortized realized gains and losses on the sale of and unrealized capital gains and losses on investments supporting these products are included in future policy benefits and claims reserves on the Consolidated Balance Sheets. Realized capital gains and losses on all other investments are reflected in the Consolidated Statements of Operations. Unrealized capital gains and losses on all other investments are reflected in shareholder's equity, net of related income taxes.

Purchases and Sales

Purchases and sales of fixed maturities and equity securities (excluding private placements) are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Valuation

Fair values for fixed maturities are obtained from independent pricing services or broker/dealer quotations. Fair values for privately placed bonds are determined using a matrix-based model. The matrix-based model considers the level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. The fair values for actively traded equity securities are based on quoted market prices. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value where applicable.

Mortgage loans on real estate are reported at amortized cost less impairment writedowns. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or to the loan's observable market price, or the fair value of the collateral. If the loan is in foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell. The carrying value of the impaired loans is reduced by establishing a permanent writedown charged to realized loss.

Policy loans are carried at unpaid principal balances.

Short-term investments, consisting primarily of money market instruments and other fixed maturities issues purchased with an original maturity of 91 days to one year, are considered available-for-sale and are carried at fair value, which approximates amortized cost.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase the return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities and the offsetting collateral liability is included in borrowed money on the Consolidated Balance Sheets.

Derivatives

The Company's use of derivatives is limited mainly to hedging purposes. However, these derivatives are not accounted for using hedge accounting treatment under FAS No. 133 and the Company does not seek hedge accounting treatment. The Company enters into interest rate, equity market, and currency contracts, including swaps, caps, and floors to reduce and manage risks associated with changes in value, yield, price or cash flow or exchange rates of assets or liabilities held or intended to be held. Changes in the fair value of open derivative contracts are recorded in net realized capital gains and losses. Derivatives are included in other investments on the Consolidated Balance Sheets.

The Company also has investments in certain fixed maturity instruments and has retail annuity products that contain embedded derivatives, including those whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads. Changes in the fair value of embedded derivatives are recorded in net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives are included in fixed maturities.

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized and is subject to amortization in purchase accounting when the Company was acquired. The value is based on the present value of estimated net cash flows embedded in the Company's contracts.

The amortization methodology used for DAC and VOBA varies by product type. FAS No. 60, "Accounting and Reporting by Insurance Enterprises," applies to traditional life insurance products, primarily whole life and term life insurance contracts. Under FAS No. 60, DAC and VOBA are amortized over the premium payment period, in proportion to the premium revenue recognized.

FAS No. 97 applies to universal life and investment-type products, such as fixed and variable deferred annuities. Under FAS No. 97, DAC and VOBA are amortized, with interest, over the life of the related contracts (usually 25 years) in relation to the present value of estimated future gross profits from investment, mortality, and expense margins; asset-based fees, policy administration, and surrender charges; less policy maintenance fees and non-capitalized commissions, as well as realized gains and losses on investments.

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs a quarterly and annual analysis of DAC and VOBA for the annuity and life businesses, respectively. The DAC and VOBA balances are evaluated for recoverability and are reduced to the extent that estimated future gross profits are inadequate to recover the asset.

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated profit requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative prior period adjustment is recognized as a component of current period amortization. In general, increases in investment, mortality, and expense margins, and thus estimated future profits, lower the rate of amortization. However, decreases in investment, mortality, and expense margins, and thus estimated future profits, increase the rate of amortization.

Reserves

The Company establishes and carries actuarially determined reserve liabilities which are calculated to meet its future obligations. Changes in or deviations from the assumptions used can significantly affect the Company's reserve levels and related future operations.

Reserves for deferred annuity investment contracts and immediate annuities without life contingent benefits are equal to cumulative deposits less charges and withdrawals plus credited interest thereon (rates range from 1.5% to 11.9% for all years presented) net of adjustments for investment experience that the Company is entitled to reflect in future credited interest.   These reserves also include unrealized gains/losses related to investments and unamortized realized gains/losses on investments for experience-rated contracts. Reserves on experience-rated contracts reflect the rights of contractholders, plan participants, and the Company.

Reserves for immediate annuities with life contingent benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by plan, year of issue and policy duration. Reserve interest rates range from 4.9% to 9.5% for all years presented.

Because the sale of the domestic individual life insurance business on October 1, 1998 was substantially in the form of an indemnity reinsurance agreement, the Company includes an amount in reinsurance recoverable on the Consolidated Balance Sheet, which approximates the Company's total individual life reserves. See Note 11 to the Consolidated Balance Sheets.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Sales Inducements

Sales inducements represent benefits paid to contractowners that are incremental to the amounts the Company credits on similar contracts and are higher than the contract's expected ongoing crediting rates for periods after the inducement. As of January 1, 2004, such amounts are reported separately and included in Other Assets on the Consolidated Balance Sheet in accordance with SOP 03-1. Prior to 2004, sales inducements were recorded as a component of DAC on the Consolidated Balance Sheet. Beginning in 2004, sales inducements are amortized as a component of interest credited and other benefits to contractowners using methodologies and assumptions consistent with those used for amortization of DAC.

Revenue Recognition

For most annuity contracts, fee income for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed against contractowners. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected as an offsetting amount in both premiums and current and future benefits on the Consolidated Statements of Operations. Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingencies.

Separate Accounts

Separate Account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate Account assets supporting variable options under annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract in shares of mutual funds which are managed by the Company or its affiliates, or other selected mutual funds not managed by the Company or its affiliates.

Separate Account assets and liabilities are carried at fair value and shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income and net realized and unrealized capital gains and losses of the Separate Accounts are not reflected in the Consolidated Financial Statements (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the Separate Accounts.

Assets and liabilities of separate account arrangements that do not meet the criteria in SOP 03-1 for presentation in the separate caption in the Consolidated Balance Sheets (primarily guaranteed interest options), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2004 and 2003, unrealized gains of $7.3 and $55.7, respectively, on assets supporting a guaranteed interest option are reflected in shareholder's equity.

Reinsurance

The Company utilizes indemnity reinsurance agreements to reduce its exposure to large losses in all aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Consolidated Balance Sheets. Of the reinsurance recoverable on the Consolidated Balance Sheets, $2.9 billion and $3.0 billion at December 31, 2004 and 2003, respectively, is related to the reinsurance recoverable from Lincoln National Corporation ("Lincoln") arising from the sale of the Company's domestic life insurance business in 1998 (See Note 11).

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Investments

Fixed maturities and equity securities available-for-sale as of December 31, 2004, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:				
U.S. government and government agencies and authorities	$ 197.3	$ 0.9	$ 0.9	$ 197.3
States, municipalities and political subdivisions	32.1	0.2	0.9	31.4
U.S. corporate securities:				
Public utilities	1,207.6	50.0	5.0	1,252.6
Other corporate securities	5,846.5	275.0	25.4	6,096.1
Total U.S. corporate securities	7,054.1	325.0	30.4	7,348.7
Foreign securities:				
Government	660.2	33.9	3.1	691.0
Other	1,656.4	78.4	6.1	1,728.7
Total foreign securities	2,316.6	112.3	9.2	2,419.7
Residential mortgage-backed securities	5,497.6	65.6	58.2	5,505.0
Commercial mortgage-backed securities	1,491.2	73.2	4.4	1,560.0
Other asset-backed securities	1,354.6	22.6	13.7	1,363.5
Total fixed maturities, including fixed maturities pledged	17,943.5	599.8	117.7	18,425.6
Less: fixed maturities pledged to creditors	1,258.8	18.0	2.5	1,274.3
Fixed maturities	16,684.7	581.8	115.2	17,151.3
Equity securities	153.9	9.2	0.5	162.6
Total investments available-for-sale	$ 16,838.6	$ 591.0	$ 115.7	$ 17,313.9

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Fixed maturities and equity securities available-for-sale as of December 31, 2003, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:				
U.S. government and government				
agencies and authorities	$ 350.0	$ 1.7	$ 0.3	$ 351.4
States, municipalities and political				
subdivisions	2.1	0.1	-	2.2
U.S. corporate securities:				
Public utilities	970.7	48.9	11.4	1,008.2
Other corporate securities	5,568.1	327.9	29.1	5,866.9
Total U.S. corporate securities	6,538.8	376.8	40.5	6,875.1
Foreign securities:				
Government	605.2	33.7	2.8	636.1
Other	1,364.7	74.5	11.0	1,428.2
Total foreign securities	1,969.9	108.2	13.8	2,064.3
Residential mortgage-backed securities	5,903.7	91.8	35.1	5,960.4
Commercial mortgage-backed securities	1,278.5	105.0	3.3	1,380.2
Other asset-backed securities	1,036.4	34.0	9.5	1,060.9
Total fixed maturities, including				
fixed maturities pledged to creditors	17,079.4	717.6	102.5	17,694.5
Less: fixed maturities pledged to creditors	1,624.4	23.8	3.4	1,644.8
Fixed maturities	15,455.0	693.8	99.1	16,049.7
Equity securities	146.5	15.5	0.1	161.9
Total investments available-for-sale	$ 15,601.5	$ 709.3	$ 99.2	$ 16,211.6

At December 31, 2004 and 2003, net unrealized appreciation of $490.8 and $630.5, respectively, on total fixed maturities, including fixed maturities pledged to creditors, and equity securities, included $357.5 and $491.5, respectively, related to experience-rated contracts, which were not reflected in shareholder's equity but in future policy benefits and claim reserves.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

The aggregate unrealized losses and related fair values of investments with unrealized losses as of December 31, 2004, are shown below by duration:

	Unrealized Loss		Fair Value	
Duration category:				
Less than six months below amortized cost	$	37.7	$	3,319.0
More than six months and less than twelve months below cost		34.9		1,795.0
More than twelve months below amortized cost		45.6		960.5
Total investments available-for-sale	$	118.2	$	6,074.5

Of the unrealized losses, less than 6 months in duration of $37.7, there were $9.5 in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. The remaining unrealized losses of $28.2, as of December 31, 2004, related to securities reviewed for impairment under the guidance proscribed by EITF Issue No. 99-20. This category includes U.S. government-backed securities, principal protected securities, and structured securities which did not have an adverse change in cash flows for which the carrying amount was $1,746.2.

Of the unrealized losses, more than 6 months and less than 12 months in duration, of $34.9, there were $16.4 in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. The remaining unrealized losses of $18.5, as of December 31, 2004, related to securities reviewed for impairment under the guidance proscribed by EITF Issue No. 99-20. This category includes U.S. government-backed securities, principal protected securities, and structured securities which did not have an adverse change in cash flows for which the carrying amount was $829.2.

An analysis of the unrealized losses, more than 12 months in duration, of $45.6 follows. There were $15.9 in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. The remaining unrealized losses of $29.7, as of December 31, 2004, related to securities reviewed for impairment under the guidance proscribed by EITF Issue No. 99-20. This category includes U.S. government-backed securities, principal protected securities, and structured securities which did not have an adverse change in cash flows for which the carrying amount was $505.6.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

The amortized cost and fair value of total fixed maturities for the year ended December 31, 2004 are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 395.8	$ 400.0
After one year through five years	3,650.0	3,727.4
After five years through ten years	3,128.8	3,256.4
After ten years	2,425.5	2,613.3
Mortgage-backed securities	6,988.8	7,065.0
Other asset-backed securities	1,354.6	1,363.5
Less: fixed maturities pledged to creditors	1,258.8	1,274.3
Fixed maturities	$ 16,684.7	$ 17,151.3

At December 31, 2004 and 2003, fixed maturities with carrying values of $10.9 and $11.2, respectively, were on deposit as required by regulatory authorities.

The Company did not have any investments in a single issuer, other than obligations of the U.S. government, with a carrying value in excess of 10% of the Company's shareholder's equity at December 31, 2004 or 2003.

The Company has various categories of CMOs that are subject to different degrees of risk from changes in interest rates and, for CMOs that are not agency-backed, defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the repayment of principal from the underlying mortgages either earlier or later than originally anticipated. At December 31, 2004 and 2003, approximately 4.1% and 2.8%, respectively, of the Company's CMO holdings were invested in types of CMOs which are subject to more prepayment and extension risk than traditional CMOs (such as interest-only or principal-only strips).

The Company enters into dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase its return on investments and improve liquidity. At December 31, 2004 and 2003, the carrying value of the securities pledged in dollar rolls and repurchase agreements was $1,274.3 and $1,644.8, respectively. The carrying value of the securities pledged in dollar rolls and repurchase agreements is included in pledged securities on the Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements totaled $1,057.4 and $1,519.3 at December 31, 2004 and 2003, respectively. The repurchase obligation related to dollar rolls and repurchase agreements is included in borrowed money on the Consolidated Balance Sheets.

Impairments

The following table identifies the Company's other-than-temporary impairments by type as of December 31:

	2004		2003		2002	
	Impairment	**No. of Securities**	**Impairment**	**No. of Securities**	**Impairment**	**No. of Securities**
U.S. Corporate	$ -	-	$ 6.2	4	$ 0.1	2
Residential mortgage-backed	13.5	53	88.2	83	40.0	33
Limited partnership	-	-	2.0	1		
Equities	-	-	-	2	0.1	2
Total	$ 13.5	53	$ 96.4	90	$ 40.2	37

The remaining fair value of the fixed maturities with other-than-temporary impairments at December 31, 2004 and 2003 is $125.0 and $123.1, respectively.

Net Investment Income

Sources of net investment income were as follows:

	Year ended December 31,		
	2004	**2003**	**2002**
Fixed maturities	$ 980.5	$ 946.2	$ 964.1
Preferred stock	-	9.9	3.9
Mortgage loans on real estate	56.0	42.7	23.3
Policy loans	8.1	9.0	8.7
Cash equivalents	2.4	1.7	1.7
Other	(2.1)	(1.0)	23.4
Gross investment income	1,044.9	1,008.5	1,025.1
Less: investment expenses	61.8	89.4	65.6
Net investment income	$ 983.1	$ 919.1	$ 959.5

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Net Realized Capital Gains and Losses

Net realized capital gains (losses) are comprised of the difference between the carrying value of investments and proceeds from sale, maturity, and redemption, as well as losses incurred due to impairment of investments. Net realized capital gains (losses) on investments were as follows:

		Year ended December 31,	
	2004	**2003**	**2002**
Fixed maturities	$ 24.7	$ 63.9	$ (97.5)
Equity securities	0.5	0.6	(3.5)
Pretax net realized capital gains (losses)	$ 25.2	$ 64.5	$ (101.0)
After-tax net realized capital gains (losses)	$ 16.4	$ 41.9	$ 65.7

Net realized capital gains allocated to experience-rated contracts of $42.0, $43.9, and $63.6 for the years ended December 31, 2004, 2003 and 2002, respectively, were deducted from net realized capital gains and an offsetting amount was reflected in future policy benefits and claim reserves on the Consolidated Balance Sheets. Net unamortized realized gains (losses) allocated to experienced-rated contractholders were $233.4, $213.7, and $199.3 at December 31, 2004, 2003 and 2002, respectively.

Proceeds from the sale of fixed maturities and equity securities and the related gross gains and losses, excluding those related to experience-related contractholders, were as follows:

		Year ended December 31,	
	2004	**2003**	**2002**
Proceeds on sales	$ 10,236.3	$ 12,812.5	$ 13,265.2
Gross gains	146.9	291.9	276.7
Gross losses	70.9	228.0	374.2

Changes in shareholder's equity related to changes in accumulated other comprehensive income (net unrealized capital gains and losses on securities, including securities pledged excluding those related to experience-rated contractholders) were as follows:

| | Year ended December 31, | | |
	2004	2003	2002
Fixed maturities	$ 16.1	$ (54.3)	$ 104.8
Equity securities	(5.7)	17.9	(1.6)
Sales inducements	(0.1)	-	-
Other	(59.8)	34.0	(8.3)
Subtotal	(49.5)	(2.4)	94.9
Less: (Increase) decrease in deferred income taxes	(17.3)	(0.9)	33.2
Net increase (decrease) in accumulated other comprehensive (loss) income	$ (32.2)	$ (1.5)	$ 61.7

2.   Financial Instruments

Estimated Fair Value

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments." FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities: Fair values of these securities are based upon quoted market price.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Cash and cash equivalents, short-term investments and policy loans: The carrying amounts for these assets approximate the assets' fair values.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the individual securities in the separate accounts.

Investment contract liabilities (included in future policy benefits and claim reserves):

   With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

   Without a fixed maturity: Fair value is estimated as the amount payable to the contractowners upon demand. However, the Company has the right under such contracts to delay payment of withdrawals which may ultimately result in paying an amount different than that determined to be payable on demand.

Liabilities related to separate accounts: The carrying amounts for these liabilities approximate their fair value.

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 2004 and 2003 were as follows:

	2004		2003	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturity securities, including securities pledged	$ 18,425.6	$ 18,425.6	$ 17,694.5	$ 17,694.5
Equity securities	162.6	162.6	161.9	161.9
Mortgage loans on real estate	1,090.2	1,119.8	754.5	798.5
Policy loans	262.7	262.7	270.3	270.3
Cash and cash equivalents	187.3	187.3	57.8	57.8
Assets held in Separate Accounts	33,310.5	33,310.5	33,014.7	33,014.7
Liabilities:				
Investment contract liabilities:				
With a fixed maturity	2,106.0	2,028.2	2,282.9	2,259.4
Without a fixed maturity	13,884.9	13,845.6	12,936.9	12,892.0
Liabilities related to Separate Accounts	33,310.5	33,310.5	33,014.7	33,014.7

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Derivative Financial Instruments

Interest Rate Floors

Interest rate floors are used to manage the interest rate risk in the Company's bond portfolio. Interest rate floors are purchased contracts that provide the Company with an annuity in a declining interest rate environment. The Company had no open interest rate floors at December 31, 2004 or 2003.

Interest Rate Caps

Interest rate caps are used to manage the interest rate risk in the Company's bond portfolio. Interest rate caps are purchased contracts that provide the Company with an annuity in an increasing interest rate environment. The notional amount, carrying value and estimated fair value of the Company's open interest rate caps as of December 31, 2004 were $527.8, $5.9, and $5.9, respectively. The notional amount, carrying value and estimated fair value of the Company's open interest rate caps as of December 31, 2003 were $739.6, $8.2, and $8.2, respectively.

Interest Rate Swaps

Interest rate swaps are used to manage the interest rate risk in the Company's bond portfolio and well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly. The notional amount, carrying value and estimated fair value of the Company's open interest rate swaps as of December 31, 2004 were $1,766.0, $2.1, and $2.1, respectively. The notional amount, carrying value and estimated fair value of the Company's open interest rate swaps as of December 31, 2003 were $950.0, $(14.4), and $(14.4), respectively.

Foreign Exchange Swaps

Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for US dollar cash flows at regular interim periods, typically quarterly or semi-annually. The notional amount, carrying value, and estimated fair value of the Company's open foreign exchange rate swaps as of December 31, 2004 were $126.5, $(28.4), and $(28.4), respectively. The notional amount, carrying value and estimated fair value of the Company's open foreign exchange rate swaps as of December 31, 2003 were $78.1, $(12.8), and $(12.8), respectively.

3.   Deferred Policy Acquisition Costs and Value of Business Acquired

Activity for the year-ended December 31, 2004, 2003 and 2002 within VOBA was as follows:

Balance at December 31, 2001	$	1,601.8
Adjustment for unrealized gain (loss)		(21.9)
Additions		25.0
Interest accrued at 7%		86.8
Amortization		(253.3)
Balance at December 31, 2002		1,438.4
Adjustment for unrealized gain (loss)		6.2
Additions		59.1
Interest accrued at 7%		92.2
Amortization		(180.5)
Balance at December 31, 2003		1,415.4
Adjustment for unrealized gain (loss)		7.9
Additions		50.1
Interest accrued at 6%		92.3
Amortization		(200.5)
Balance at December 31, 2004	$	1,365.2

The estimated amount of VOBA to be amortized, net of interest, over the next five years is $112.2, $105.8, $97.4, $92.4, and $90.6 for the years 2005, 2006, 2007, 2008 and 2009, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

During 2004, VOBA amortization increased principally due to higher actual gross profits, as a result of the margins earned on higher fixed and variable assets and fewer other-than-temporary impairments.   Also, surrenders increased, which resulted in higher amortization for certain business.

During 2003 the Company reset long-term assumptions for the Separate Account returns from 9.0% to 8.5% (gross before fund management fees and mortality, expense, and other policy charges), reflecting a blended return of equity and other sub-accounts. The 2003 unlocking adjustment was primarily driven by improved market performance compared to expected during 2003. For the year ended December 31, 2003, the Company recorded a deceleration of DAC/VOBA amortization totaling $3.7 before tax, or $2.4, net of $1.3 of federal income tax expense.

As part of the regular analysis of DAC/VOBA, at the end of third quarter of 2002, the Company unlocked its long-term rate of return assumptions. The Company reset long-term return assumptions for the Separate Account returns to 9.0% (gross before fund management fees and mortality, expense, and other policy charges), as of December 31, 2002, reflecting a blended return of equity and other sub-accounts. The unlocking adjustment in 2002 was primarily driven by the sustained downturn in the equity markets and revised expectations for future returns. During 2002, the Company recorded an acceleration of DAC/VOBA amortization totaling $45.6 before tax, or $29.7, net of $15.9 of federal income tax benefit.

4.   Dividend Restrictions and Shareholder's Equity

The Company's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding 12 months, exceeds the greater of (1) 10% of statutory surplus at prior year end or (2) ILIAC's prior year statutory net gain from operations.

ILIAC paid a cash dividend of $70.0 to Lion in 2004 and did not pay cash dividends to Lion in 2003 or 2002. However, on February 28, 2002, ILIAC contributed 100% of the stock of IA Holdco to HOLDCO in the form of a $60.1 dividend distribution. ILIAC did not receive capital contributions from its parent in 2004 and received $230.0 and $164.3 in capital contributions during 2003 and 2002, respectively.

The Insurance Department of the State of Connecticut (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $217.2, $67.5, and $148.8 for the years ended December 31, 2004, 2003, and 2002, respectively. Statutory capital and surplus was $1,344.5 and $1,230.7 as of December 31, 2004 and 2003, respectively.

As of December 31, 2004, the Company did not utilize any statutory accounting practices, which are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.

5.   Additional Insurance Benefits and Minimum Guarantees

Under SOP 03-1, the Company calculates an additional liability ("SOP reserves") for certain guaranteed minimum death benefits ("GMDBs") in order to recognize the expected value of death benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2004, the Separate Account liability subject to SOP 03-1 for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees was $4,396.0 and $0.7, respectively.

The aggregate fair value of equity securities (including mutual funds) supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2004 was $4,396.0.

6.   **Income Taxes**

ILIAC files a consolidated federal income tax return with its subsidiary, IICA. ILIAC has a federal tax allocation agreement with IICA whereby ILIAC charges its subsidiary for federal taxes it would have incurred were it not a member of the consolidated group and credits IICA for losses at the statutory federal tax rate.

Income taxes (benefits) from continuing operations consist of the following:

		Year ended December 31,				
		2004		**2003**		**2002**
Current tax expense (benefit):						
Federal	$	(3.8)	$	37.9	$	40.4
State		-		1.1		1.8
Total current tax expense (benefit)		(3.8)		39.0		42.2
Deferred tax expense (benefit):						
Federal		46.2		22.1		(23.6)
Total deferred tax expense (benefit)		46.2		22.1		(23.6)
Total income tax expense (benefit)	$	42.4	$	61.1	$	18.6

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Income taxes were different from the amount computed by applying the federal income tax rate to income from continuing operations before income taxes for the following reasons:

	Year ended December 31,		
	2004	2003	2002
Income before income taxes and cumulative effect of change in accounting principle	$ 241.7	$ 215.7	$ 86.1
Tax rate	35%	35%	35%
Income tax at federal statutory rate	84.6	75.5	30.1
Tax effect of:			
State income tax, net of federal benefit	-	0.7	1.2
Dividends received deduction	(9.6)	(14.0)	(5.3)
IRS audit settlement	(33.0)		
Transfer of mutual fund shares	-	-	(6.7)
Other, net	0.4	(1.1)	(0.7)
Income tax expense	$ 42.4	$ 61.1	$ 18.6

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, are presented below:

	2004	2003
Deferred tax assets:		
Insurance reserves	$ 286.4	$ 263.7
Unrealized gains allocable to experience-rated contracts	125.1	172.0
Investments	-	69.7
Postemployment benefits	60.5	30.2
Compensation	35.5	56.0
Other, net	23.4	19.7
Total gross assets	530.9	611.3
Deferred tax liabilities:		
Value of business acquired	477.8	495.4
Net unrealized capital gains	161.3	236.4
Deferred policy acquisition costs	91.3	59.2
Other, net	9.8	5.0
Total gross liabilities	740.2	796.0
Net deferred tax liability	$ 209.3	$ 184.7

Net unrealized capital gains and losses are presented as a component of Other Comprehensive Income in shareholder's equity, net of deferred taxes.

Under prior law, the Company was allowed to defer from taxation a portion of income. The deferred income was accumulated in the Policyholders' Surplus Account and only becomes taxable under certain conditions, which management believes to be remote.

Furthermore, the American Jobs Creation Act of 2004 allows certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006. Therefore, based on currently available information, no federal income taxes have been provided on the Policyholders' Surplus Account accumulated balance of $17.2 million.

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. No valuation allowance has been established at this time, as management believes the above conditions presently do not exist.

The Company establishes reserves for probable proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against any such adjustments. The Internal Revenue Service (the "Service") has completed examinations of the federal income tax returns of the Company for all years through the December 13, 2000 short period. The tax benefit associated with the settlement of the most recent audit is included in the 2004 financial statements. The Service has commenced its examination for the tax years ended December 31, 2000 and 2001. Additionally, various state tax audits are in process.

7.   Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $19.0 for 2004, $15.1 for 2003, and $6.4 for 2002, respectively.

Defined Contribution Plan

ING North America sponsors the ING Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career

Agents are certain, full-time insurance salesmen who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges of operations of the Company for the Savings Plan were $8.0, $7.1 and $7.1 in 2004, 2003, and 2002, respectively.

Other Benefit Plans

The Company also sponsors a tax-qualified profit sharing plan for Career Agents that is intended to satisfy the requirements of Code Section 401(K).

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees; defined benefit pension plans for insurance salesmen who have entered into a career agent agreement and certain other individuals; and health care and life insurance benefits to retired employees and their eligible dependents. The supplemental retirement plan and defined benefit pension plan are non-qualified defined benefit pension plans, which means all benefits are payable from the general assets of the Company. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually. The defined benefit plan for salesmen was terminated effective January 1, 2002, and all benefit accruals ceased. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. The benefit charges allocated to the Company related to all of these plans for the years ended December 31, 2004, 2003, and 2002, were not significant.

8. Related Party Transactions

Operating Agreements

ILIAC has certain agreements whereby it incurs expenses with affiliated entities. The agreements are as follows:

- Investment advisory agreement with ING Investment Management LLC ("IIM"), in which IIM provides asset management and accounting services. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2004, 2003, and 2002, expenses were incurred in the amounts of $58.8, $53.8, and $46.5, respectively.

- Services agreement between the Company and its affiliates effective January 2001, and amended effective January 1, 2002. For the years ended December 31, 2004, 2003, and 2002, net expenses related to the agreement where incurred in the amount of $8.6, $19.2, and $13.4, respectively.

- Expense sharing agreement with ING North America Insurance Corporation, Inc., dated as of January 1, 2001, as amended effective January 1, 2002, for administrative, management, financial, and information technology services. For the years ended December 31, 2004, 2003, and 2002, expenses were incurred in the amounts of $132.9, $136.4, and $126.0, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

Investment Advisory and Other Fees

ILIAC serves as investment advisor to certain variable funds used in Company products (collectively, the "Company Funds"). The Company Funds pay ILIAC, as investment advisor, a daily fee which, on an annual basis, ranged, depending on the Fund, from 0.5% to 1.0% of their average daily net assets. Each of the Company Funds managed by ILIAC are subadvised by investment advisors, in which case ILIAC pays a subadvisory fee to the investment advisors, which may include affiliates. ILIAC is also compensated by the Separate Accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the Separate Accounts pay ILIAC a daily fee, which, on an annual basis is, depending on the product, up to 3.4% of their average daily net assets. The amount of compensation and fees received from affiliated mutual funds and separate accounts, amounted to $209.2, $201.4 (excludes fees paid to Aeltus Investment Management, Inc., now known as ING Investment Management LLP ("Aeltus")), and $391.8 (includes fees paid to Aeltus through February 28, 2002, when IA Holdco, Aeltus' parent, ceased to be a subsidiary of ILIAC) in 2004, 2003, and 2002, respectively.

Reciprocal Loan Agreement

ILIAC maintains a reciprocal loan agreement with ING AIH, an indirect wholly-owned subsidiary of ING and affiliate to ILIAC, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, ILIAC and ING AIH can borrow up to 3% of ILIAC's statutory admitted assets as of the preceding December 31 from one another. Interest on any ILIAC borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, ILIAC incurred interest expense of $0.2, $0.1, and $0.1, for the years ended December 31, 2004, 2003, and 2002, respectively, and earned interest income of $1.3, $0.9, and $2.1 for the years ended December 31, 2004, 2003, and 2002, respectively. At December 31, 2004 and 2003, respectively, ILIAC had a $25.0 and $41.4 receivable from ING AIH under this agreement.

Notes from Affiliate

On December 29, 2004, ING USA Annuity and Life Insurance Company ("ING USA") issued surplus notes in the aggregate principal amount of $400.0 (the "Notes") scheduled to mature on December 29, 2034, to its affiliates, ILIAC, ReliaStar Life Insurance Company ("ReliaStar Life"), and Security Life of Denver International Limited ("SLDI"), in an offering that was exempt from the registration requirements of the Securities Act of 1933. The Company's $175.0 Notes Receivable from ING USA bears interest at a rate of 6.257% per year. Any payment of principal and/or interest is subject to the prior approval of the Insurance Commissioner of the state of Iowa. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005.

Tax Sharing Agreements

ILIAC has a federal tax sharing agreement with IICA, whereby ILIAC charges its subsidiary for federal taxes it would have incurred were it not a member of the consolidated group and credits the member for losses at the statutory federal tax rate.

ILIAC has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

Capital Transactions and Dividends

In 2004, ILIAC did not receive any capital contributions. In 2003, ILIAC received $230.0 in cash capital contributions from Lion. In 2002, ILIAC received capital contributions in the form of investments in affiliated mutual funds of $164.3 from HOLDCO.

ILIAC paid a cash dividend of $70.0 to Lion in 2004 and did not pay any cash dividends to Lion in 2003 or 2002. However, on February 28, 2002, ILIAC contributed 100% of the stock of IA Holdco to HOLDCO in the form of a $60.1 dividend distribution.

9. Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which is due on demand, the Company can borrow up to $125.0 from the Bank. Interest on any borrowing accrues at an annual rate equal to (1) the cost of funds for the Bank for the period applicable for the advance plus .225% or (2) a rate quoted by the Bank to the Company for the borrowing. Under the agreement, the Company incurred minimal interest expense for the years ended December 31, 2004, 2003, and 2002, respectively. At December 31, 2004 and 2003, the Company did not have any balances payable to the Bank.

The Company also maintains a perpetual revolving loan agreement with Bank of New York ("BONY"). Under this agreement, the Company can borrow up to $100.0 from BONY. Interest on any of the Company borrowing accrues at an annual rate equal to (1) the cost of funds for BONY for the period applicable for the advance plus .35% or (2) a rate quoted by BONY to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2004, 2003, and 2002. At December 31, 2004 and 2003, the Company did not have any balances payable to BONY.

Also see Reciprocal Loan Agreement in Note 9.

10. Reinsurance

At December 31, 2004, the Company had reinsurance treaties with six unaffiliated reinsurers and one affiliated reinsurer covering a significant portion of the mortality risks and guaranteed death and living benefits under its variable contracts. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On October 1, 1998, the Company sold its domestic individual life insurance business to Lincoln for $1.0 billion in cash. The transaction is generally in the form of an indemnity reinsurance arrangement, under which Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains directly obligated to contractowners.

Effective January 1, 1998, 90% of the mortality risk on substantially all individual universal life product business written from June 1, 1991 through October 31, 1997 was reinsured externally. Beginning November 1, 1997, 90% of new business written on these products was reinsured externally. Effective October 1, 1998 this agreement was assigned from the third party reinsurer to Lincoln.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Effective December 31, 1988, the Company entered into a modified coinsurance reinsurance agreement ("MODCO") with Aetna Life Insurance Company ("Aetna Life"), (formerly an affiliate of the Company), in which substantially all of the nonparticipating individual life and annuity business written by Aetna Life prior to 1981 was assumed by the Company. Effective January 1, 1997, this agreement was amended to transition (based on underlying investment rollover in Aetna Life) from a modified coinsurance arrangement to a coinsurance agreement. As a result of this change, reserves were ceded to the Company from Aetna Life as investment rollover occurred. Effective October 1, 1998, this agreement was fully transitioned to a coinsurance arrangement and this business along with the Company's direct individual life insurance business, with the exception of certain supplemental contracts with reserves of $61.1 and $63.8 as of December 31, 2004 and 2003, respectively, was sold to Lincoln.

On December 16, 1988, the Company assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $19.3 and $20.4 were maintained for this contract as of December 31, 2004 and 2003, respectively.

The effect of reinsurance on premiums and recoveries for the years ended December 31, 2004, 2003 and 2002, were as follows:

	Year ended December 31,		
	2004	2003	2002
Direct premiums	$ 39.0	$ 51.1	$ 55.9
Reinsurance assumed	-	0.1	-
Reinsurance ceded	(0.5)	(1.1)	(2.0)
Net premiums	$ 38.5	$ 50.1	$ 53.9

11. Commitments and Contingent Liabilities

Leases

The Company leases its office space and certain other equipment under operating leases that expire through 2009.

For the years ended December 31, 2004, 2003, and 2002, rent expense for leases was $18.1, $20.8 and $18.1, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2005 through 2009 are estimated to be $16.7, $15.4, $14.0, $1.3, and $0.5, respectively, and $0.1 thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. At December 31, 2004, the Company had off-balance sheet commitments to purchase investments of $778.2 with an estimated fair value of $778.2.

Litigation

The Company is a party to threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Fund Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares, revenue sharing and directed brokerage, compensation, sales practices and suitability, arrangements with service providers, pricing, compliance and controls, and adequacy of disclosure.

In addition to responding to governmental and regulatory requests on fund regulatory issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

An affiliate of the Company, ING Funds Distributors, LLC ("IFD") has received notice from the staff of the National Association of Securities Dealers ("NASD") that the staff has made a preliminary determination to recommend that disciplinary action be brought against IFD and one of its registered persons for violations of the NASD Conduct Rules and federal securities laws in connection with frequent trading arrangements.

Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to certain ING affiliates before concluding their investigation of ING relating to fund trading. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

Other Regulatory Matters

The New York Attorney General and other regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives, potential conflicts of interest, potential anti-competitive activity, marketing practices, certain financial reinsurance arrangements, and disclosure. It is likely that the scope of these investigations will further broaden before the investigations are concluded. U.S. affiliates of ING have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

12.   Other Comprehensive Income

The components of other comprehensive income for the years ended December 31, 2004 and 2003 were as follows:

| | As of December 31, | |
	2004	**2003**
Net unrealized capital gains (losses):		
Fixed maturities	$ 124.6	$ 108.5
Equity securities	8.7	14.4
Sales inducements	(0.1)	-
Other	(8.2)	51.6
Subtotal	125.0	174.5
Less: Deferred income taxes	41.2	58.5
Net unrealized capital gains	83.8	116.0
Minimum pension liability	(16.7)	-
Net accumulated other comprehensive income	$ 67.1	$ 116.0

Net unrealized capital gains allocated to experience-rated contracts of $357.5 and $491.5 at December 31, 2004 and 2003, respectively, are reflected on the Consolidated Balance Sheets in future policy benefits and claims reserves and are not included in shareholder's equity.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Changes in accumulated other comprehensive income related to changes in net unrealized gains (losses) on securities, including securities pledged, excluding those related to experience-rated contractholders, were as follows:

| | **Year ended December 31,** | | |
	2004	**2003**	**2002**
Unrealized holding (losses) gains arising during the year [1]	$ 18.6	$ (48.1)	$ 127.4
Less: reclassification adjustment for gains (losses) and other items included in net income[2]	50.8	(46.6)	65.7
Net unrealized (losses) gains on securities	$ (32.2)	$ (1.5)	$ 61.7

(1) Pretax net unrealized holding gains (losses) were $28.6, $(74.0), and $196.0, for the years ended December 31, 2004, 2003, and 2002, respectively.
(2) Pretax reclassification adjustments for gains (losses) and other items included in net income were $78.1, $(71.6), and $101.1, for the years ended December 31, 2004, 2003, and 2002, respectively.

13. Reclassifications and Changes to Prior Year Presentation

During 2004, certain changes were made to the 2003 and 2002 Statements of Operations to reflect the correct balances, as follows:

- Certain changes were made to the classification of reinsurance ceded related to certain products, which were included as a reduction to premiums.
- Certain changes were made to the classification of certain annuity and other products, which were included in premium income.
- Certain changes were made to the classification of certain benefits to contractowners, which were included as a reduction to premiums.

In addition, certain reclassifications have been made to conform to the current year presentation.

These changes had no impact on net income or shareholder's equity of the Company. We deemed these changes to the Statement of Operations as immaterial, and, as such, have not labeled the Statement of Operations as restated. The following summarizes the corrections to each financial statement line item:

Year ended 12/31/2003	Previously Reported 2003		Adjustment		Revised 2003	
Fee income	$	384.3	$	11.5	$	395.8
Premiums		95.8		(45.7)		50.1
Total revenue		1,463.7		(34.2)		1,429.5
Interest credited and other benefits to contractowners		757.6		(34.2)		723.4
Total expense		1,248.0		(34.2)		1,213.8

Year ended 12/31/2002	Previously Reported 2002		Adjustment		Revised 2002	
Fee income	$	418.2	$	5.7	$	423.9
Premiums		98.7		(44.8)		53.9
Total revenue		1,375.4		(39.1)		1,336.3
Interest credited and other benefits to contractowners		746.4		(39.1)		707.3
Total expense		1,289.3		(39.1)		1,250.2

Also, during 2004, certain changes were made to the 2003 and 2002 Statements of Cash Flows to reflect the correct balances, primarily related to payables for securities purchased, short-term borrowings, and investment contracts. As a result of these adjustments, we have labeled the Statements of Cash Flows for 2003 and 2002 as restated. The following summarizes the adjustments:

	Previously Reported	Adjustment	Restated
Year ended 12/31/2003			
Net cash provided by (used for) operating activities	$ 1,254.8	$ (196.5)	$ 1,058.3
Net cash provided by (used for) financing activities	781.1	196.5	977.6
Year ended 12/31/2002			
Net cash provided by (used for) operating activities	$ 1,527.7	$ (132.4)	$ 1,395.3
Net cash used for investing activities	(2,152.0)	(167.3)	(2,319.3)
Net cash provided by (used for) financing activities	607.7	299.7	907.4

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

QUARTERLY DATA (UNAUDITED)

Restatement of Financial Information: During the quarterly period ended June 30, 2003, the Company incorrectly recorded investment income and realized capital gains related to Separate Accounts. The Company noted the effect of this error during the compilation of the December 31, 2003 consolidated financial statements and made the appropriate changes to the quarterly periods ended June 30, 2003 and September 30, 2003.

The following tables show the previously reported and restated amounts for each of the periods affected in 2003.

As Restated

2004 (In millions)	First	Second	Third	Fourth
Total revenue	$ 384.5	$ 362.1	$ 376.7	$ 379.2
Income (loss) before income taxes	64.4	54.7	61.3	61.3
Income tax expense (benefit)	20.4	17.0	(14.3)	19.3
Net income	$ 44.0	$ 37.7	$ 75.6	$ 42.0

As Reported

2004 (In millions)	First	Second	Third
Total revenue	$ 387.3	$ 364.4	$ 379.0
Income (loss) before income taxes	64.4	54.7	61.3
Income tax expense (benefit)	20.4	17.0	(14.3)
Net income	$ 44.0	$ 37.7	$ 75.6

As Restated

2003 (In millions)	First	Second*	Third*	Fourth
Total revenue	$ 351.6	$ 374.5	$ 353.9	$ 349.5
Income before income taxes	17.5	109.2	25.5	63.5
Income tax expense	5.1	35.4	0.6	20.0
Net income	$ 12.4	$ 73.8	$ 24.9	$ 43.5

As Reported

2003 (In millions)	First	Second*	Third*	Fourth
Total revenue	$ 359.2	$ 381.3	$ 354.7	$ 368.5
Income before income taxes	17.5	109.2	25.5	63.5
Income tax expense	5.1	35.4	0.6	20.0
Net income	$ 12.4	$ 73.8	$ 24.9	$ 43.5

* Restated